Form 10-K405, Exhibit 13
period 1994-12-31
AMERICAN STANDARD COMPANIES INC
filed 1995-03-31
CIK 836102

MANAGEMENT'S DISCUSSION AND ANALYSIS
Overview
The Company's operating results improved in 1994, due principally to volume increases and cost reductions in each of its three business segments, as most markets recovered from a worldwide recession. As a result of the Acquisition in 1988 (see Note 1 of Notes to Consolidated Financial Statements), the Company's results of operations include the effects of purchase accounting and reflect a highly leveraged capital structure.

                                     1994      1993      1992
Year Ended December 31, (Dollars in millions)
Sales:
Air Conditioning Products            $2,480    $2,100   $1,892
Plumbing Products                     1,218     1,167    1,170
Automotive Products                     759       563      730
                                     $4,457    $3,830   $3,792
Operating Income:
Air Conditioning Products            $  182    $  133   $  104
Plumbing Products                       111       108      108
Automotive Products                      62        41       88
     Operating income (a)               355       282      300
Interest expense                       (259)     (278)    (289)
Corporate items (b)                    (111)      (85)     (63)
Loss before income taxes
     and extraordinary item           $ (15)    $ (81)   $ (52)

(a) Includes special charges of $40 million in 1994 applicable to consolidation of production facilities, employee severance, other cost reduction actions and a provision for loss on the early disposition of certain assets; and $8 million in 1993 related to plant shutdowns and other cost reduction actions.
(b) Corporate items include administrative and general expenses, accretion charges on postretirement benefit liabilities, equity in net income (loss) of affiliated companies, minority interest, foreign exchange transaction gains and losses and miscellaneous income and expense. In 1994 such expenses included a one-time special charge of $20 million in connection with the amendment of certain agreements in anticipation of the initial public offering of the Company's common stock.

Results of Operations for 1994 Compared with 1993 and 1993
Compared with 1992
Consolidated sales for 1994 were $4,457 million, an increase of $627 million, or 16% (with little effect from foreign exchange), from $3,830 million in 1993. Sales increased for all three segments with gains of 18% for Air Conditioning
Products, 4% for Plumbing Products and 35% for Automotive
Products.
     Consolidated sales for 1993 of $3,830 million, were up
1% (6% excluding the unfavorable effects of foreign exchange) from $3,792 million in 1992. A sales increase of 11% for Air Conditioning Products was partly offset by a decline for Automotive Products of 23% (16% excluding the unfavorable effects of foreign exchange). Sales for Plumbing Products were flat (but up by 9% excluding the unfavorable effects of foreign exchange).
     Operating income for 1994 was $355 million, an increase of $73 million, or 26% (with little effect from foreign exchange), from $282 million in 1993 as a result of gains in each segment, especially Automotive Products and Air Conditioning Products. Operating income for 1994 included charges of $26 million related to employee severance, the consolidation of production facilities and the implementation of other cost reduction actions. In 1994 the Company also provided $14 million for losses on operating assets expected to be disposed of prior to the expiration of their originally estimated useful lives. The year 1993 included $8 million of charges for plant shutdowns and other cost reduction actions. Excluding those charges from the respective years, operating income would have increased to $395 million from $290 million, or 36%, in 1994 over 1993.
     Operating income for 1993 was $282 million, a decrease of $18 million, or 6% (but an increase of less than 1% excluding the unfavorable effects of foreign exchange), from $300 million in 1992. The increase in operating income of 28% for Air Conditioning Products was more than offset by a 53% decrease in operating income for Automotive Products. Plumbing Products' operating income was flat (but increased
15% excluding the unfavorable effects of foreign exchange).

Results of Operations by Segment

AIR CONDITIONING PRODUCTS SEGMENT
                               1994         1993         1992
Year Ended December 31, (Dollars in millions)
Sales:
   U.S. portion               $2,087       $1,786       $1,572
   International portion         393          314          320
       Total                  $2,480       $2,100       $1,892
Operating Income (Loss):
   U.S. portion               $  195       $  148       $  112
   International portion         (13)         (15)          (8)
        Total (a)             $  182       $  133       $  104

(a) Includes special charges of $7 million in 1994 and $5 million in 1993.
     The U.S. portion of Air Conditioning Products is composed of the Unitary Products Group, the North American Commercial Group (excluding Canada) and exports from the U.S. by the International Group. The international portion consists of the non-U.S.-based operations of the International Group and the Canadian operations of the North American Commercial Group.

     Sales of Air Conditioning Products increased 18% to $2,480 million for 1994 from $2,100 million for 1993, as a result of significant sales gains in the U.S. and expanding international sales. The 1994 increase followed a gain of 11% in 1993 from $1,892 million in 1992. Sales in the U.S. improved significantly from depressed levels in 1992 primarily as a result of recovery in commercial and residential replacement and new-construction markets. Commercial markets represent approximately 75% of Air Conditioning Products' total sales. Over 60% of U.S. sales for Air Conditioning Products is from the replacement, renovation and repair markets. The U.S. sales increase in both years was primarily attributable to the improved markets and gains in market share. International sales decreased in 1993 due to the economic decline in Europe.

     Operating income of Air Conditioning Products increased 37% to $182 million in 1994 from $133 million in 1993. This gain was primarily the result of increased operating income in the United States due to higher sales together with cost reductions. Operating income for 1993 of $133 million was up 28% from $104 million in 1992, attributable to gains achieved in U.S. operations.

United States - In 1994 U.S. sales increased 17% over those of 1993. Sales of commercial products increased 18% because of higher volume (as a result of improved markets and gains in market share, higher export sales, and the acquisition of additional sales offices) and a shift to newer, larger-capacity, higher-efficiency products, offset partly by the effect of lower prices for certain products due to competitive pressures.

Residential sales were up 15% due to improved replacement and new-construction markets and share gains primarily attributable to the success of new and redesigned products introduced recently and improved distribution channels. The increased sales, together with cost reductions, resulted in a 32% increase in U.S. operating income in 1994 over 1993.
     In 1993 sales of commercial products increased by 11% over the 1992 sales level, primarily from volume increases (principally due to improved markets and increased market share) and increased revenue from Company-owned sales offices (acquisitions and volume growth). Residential product sales were up 18%, driven by the improved market, the effects of an unusually hot summer in northern areas of the United States, and an increase in housing starts. Operating income in the U.S. improved 32% due to the sales increases and cost reductions.

International - International sales increased 25% in 1994, due principally to volume increases in the Far East and Latin America. Despite significantly higher sales, international operations incurred an operating loss similar to that of 1993. Latin American and Far East operations declined slightly, reflecting costs of expansion. Offsetting these declines was an improvement in European results, although still a loss because of continued poor economic conditions and competitive pricing pressures.
     In 1993 international sales decreased 2%. Higher volumes in the Far East and Mexico were more than offset by lower sales in Europe (lower prices and volumes in a declining market). Operating results for international operations declined primarily as the result of a larger operating loss in Europe because of the weak markets and lower margins. Overall, operating income from Far East and Latin America operations was essentially unchanged from 1992.

Backlog - The worldwide backlog for Air Conditioning
Products as of December 31, 1994, was $599 million, an increase of 45% from December 31, 1993, excluding the favorable effects of foreign exchange. The increase was a result of improved markets and market share for U.S.
commercial products and expanded distribution channels and market penetration in the Far East and Latin America.

PLUMBING PRODUCTS SEGMENT
                                1994       1993      1992
Year Ended December 31, (Dollars in millions)
Sales:
     International portion    $  884     $  865    $  885
     U.S. portion                334        302       285
     Total                    $1,218     $1,167    $1,170

Operating Income (Loss):
     International portion    $  138     $  131    $  124
     U.S. portion                (27)       (23)      (16)
     Total (a)                $  111     $  108    $  108

(a) Includes $19 million of special charges in 1994 and $1 million in 1993.
     The international portion of Plumbing Products is composed of the European Plumbing Products Group, the Americas International Group and the Far East Group. The
U.S. portion is generated primarily by the U.S. Plumbing
Products Group and by export sales from the U.S.

     Sales of Plumbing Products increased 4% (6% excluding the unfavorable effects of foreign exchange) to $1,218 million in 1994 from $1,167 million in 1993. The exchange-adjusted improvement resulted from sales increases of 4% for international operations and 11% for the U.S. operations. The sales gain for the international operations was led by volume and price gains as economic conditions in several countries (particularly the United Kingdom ("U.K.") and Germany) showed modest improvement over the prior year. The strength of the European operations has been sales in the replacement market, which has more than made up for the effects of poor new-construction markets. Sales also increased in Thailand, Korea and Mexico, all on higher volumes. These increases were offset partly by lower sales in Canada and

Brazil where poor economic conditions continued, and by the effect of the deconsolidation of operations in the People's Republic of China ("PRC") which in April 1994 were contributed to the new joint venture operating in that country. Sales in the U.S. increased as a result of improved markets and an expanded retail customer base. A basic shift from the wholesale distribution channel to the retail sales channel has been developing over recent years, a trend the Company believes will continue and will result in increased sales because of strong product and brand-name recognition. Retail markets accounted for 24% of the total 1994 U.S. plumbing products sales, up from 20% in 1993.
     Operating income of Plumbing Products was $111 million for 1994 compared with $108 million for 1993 as a result of improvements in international operations. Operating income gains reflected the sales improvements and cost reductions in most operations. In the U.S. improvements from increased sales and cost reductions at manufacturing facilities were more than offset by a provision of $14 million related to certain assets that will be disposed of prior to the expiration of their originally estimated useful lives. Overall Plumbing Products' results were also negatively affected by a provision of $5 million related to employee severance and other cost reduction actions, compared to $1 million of similar charges in 1993. Excluding such provisions from the respective years, operating income would have increased to $130 million from $109 million, or 19%, in 1994 from 1993.

     Sales of Plumbing Products in 1993 at $1,167 million were at essentially the same level as the $1,170 million of sales in 1992 (but increased by 9% excluding the unfavorable effects of foreign exchange). For the international operations sales increased on an exchange-adjusted basis, primarily because of price increases in Italy, Germany, the U.K., Brazil and Greece and because of the consolidation of Incesa (a previously unconsolidated group of Central American joint ventures) effective January 1, 1993. Sales also increased because of higher volume and prices in Thailand, the PRC and the Philippines. Sales in the U.S. increased largely as a result of increased export sales and to a lesser extent from price increases, a more favorable sales mix and an increase in the retail sales channel.
     In 1993 operating income of Plumbing Products was $108 million, the same amount as in 1992, but excluding the unfavorable effects of foreign exchange operating income increased by 15%. This exchange-adjusted increase occurred primarily because of the price gains, cost reductions resulting from restructuring, and efficiency improvements in the U.K., France, Italy and Germany. Gains were also realized in Brazil, Thailand, and the PRC because of higher prices and volumes and from the consolidation of the Incesa group, partly offset by lower results in Mexican chinaware operations. The increased operating loss for the U.S. operations in 1993 was due to lower margins on both domestic and export sales, increased advertising costs and other expenses associated with expansion of the retail sales channel.

Backlog - Plumbing Products' backlog as of December 31,
1994 was $213 million, an increase of 43% from December 31, 1993 (excluding the favorable effects of foreign exchange), primarily from expanded sales volume.

AUTOMOTIVE PRODUCTS SEGMENT
                             1994     1993     1992
Year Ended December 31, (Dollars in millions)
Sales                        $759     $563     $730
Operating Income (a)           62       41       88

(a) Includes special charges of $14 million in 1994 and $2 million in 1993.

     Sales of Automotive Products for 1994 were $759
million, an increase of $196 million, or 35%, from $563 million in 1993. Unit volume of truck and bus production in Western Europe improved significantly and aftermarket sales grew solidly. Sales of Perrot, a German brake manufacturer which the Company acquired in January 1994, accounted for $62 million of the gain. Sales volumes were significantly higher in the U.K. (as a result of the growing utility vehicle business in that country), in Sweden (where truck manufacturing increased by approximately 50%) and in Brazil, France and Spain (where demand also increased).
     Operating income for Automotive Products was $62
million in 1994, an increase of 51% compared with $41 million in 1993. The increase was primarily attributable to increased sales volume and the effect of cost reductions, partly offset by a loss experienced by Perrot. Operating income for 1994 reflected charges of $14 million related to employee severance and the consolidation of production facilities. Charges of a similar nature in 1993 totalled $2 million. Excluding those charges from the respective years, operating income would have increased to $76 million from $43 million, or 77%, in 1994 over 1993.

     Sales of Automotive Products in 1993 were $563 million, down 23% from $730 million in 1992 (16% excluding the unfavorable effects of foreign exchange). The sales decrease was due primarily to a volume decline as a result of a 30% decrease in Western European truck and bus production, led by a 34% decline in Germany, and a 23% decrease in Western European trailer production. Volumes were also down in all other European countries in which Automotive Products has operations. Original equipment sales volume in Europe was down 22% and aftermarket business was down 10%.
Volume in Brazil was slightly higher.
     Operating income for Automotive Products in 1993 decreased 53% (50% excluding unfavorable foreign exchange effects) to $41 million from $88 million in 1992, principally because of the lower sales and production volume and the inability to pass on material and labor cost increases in a very competitive, declining market and the provisions related to employee severance. Those effects were partly offset by the favorable effects of cost reductions in manufacturing from Demand Flow Technology implementation and reduced operating expenses.

Backlog - Automotive Products' backlog as of December 31,
1994, was $319 million, an increase of 56% from December
31, 1993 (excluding the favorable effects of foreign exchange), as a result of the significantly improved volumes and the inclusion of the backlog of Perrot. Excluding Perrot the backlog increased 35%.

Financial Review
1994 Compared with 1993 and 1993 Compared with 1992 -
Interest expense for 1994 decreased $19 million compared to 1993 primarily as a result of lower overall interest rates achieved through a 1993 refinancing. This improvement occurred despite a $7 million increase in interest expense related to the 12 3/4% Junior Subordinated Debentures issued in June 1993 in exchange for American Standard Inc.'s 12 3/4% Exchangeable Preferred Stock. Interest expense decreased in
1993 compared to 1992 primarily because of lower overall interest rates on new debt issued as part of the 1993 refinancing, partly offset by additional interest expense as a result of the issuance of the 12 3/4% Junior Subordinated Debentures. Corporate items increased in 1994 principally because of a special charge of $20 million paid in connection with the amendment of certain agreements in anticipation of the initial public stock offering. Corporate items increased $22 million in 1993 compared to 1992 primarily as a result of foreign exchange losses, higher minority interest charges and lower equity in net income of affiliated companies.
     The income tax provisions for 1994 and 1993 were $62 million and $36 million, respectively, despite losses (before income taxes and extraordinary items) of $15 million and $81 million for 1994 and 1993, respectively. These provisions reflected the taxes payable on profitable foreign operations, offset partly in 1993 by tax benefits from certain foreign net operating losses. The provision for 1994 was adversely affected by less favorable tax treatment with respect to certain foreign items, primarily in Germany. Other factors contributing to the unusual relationship between the pre-tax results and the tax provision for both years are the nondeductibility for tax purposes of the amortization of goodwill and the effects of other purchase accounting adjustments and the share allocations made by the ESOP as well as tax rate differences and withholding taxes on foreign earnings. See Note 7 of Notes to Consolidated Financial Statements.
     As a result of the redemption of debt in 1994 with the proceeds of the October Borrowing (see Liquidity and Capital Resources) and in 1993 as a result of the 1993 refinancing, 1994 and 1993 included extraordinary charges of $9 million and $92 million, respectively (including call premiums, the write-off of unamortized debt issuance costs and in 1993 the loss on cancellation of foreign currency swap contracts), on which no tax benefit was available. In addition the first quarter of 1995 will include a similar extraordinary charge of $30 million in connection with the debt repayment resulting from the 1995 Refinancing (as defined below).

Liquidity and Capital Resources
In the first quarter of 1995 the Company completed a major refinancing (the "1995 Refinancing") consisting of: (i) the October 1994 amendment to the Company's 1993 credit agreement (the "1993 Credit Agreement") which provided an additional term loan of $325 million (the "October
Borrowing"), the proceeds of which were used to redeem, in November 1994, $316.8 million in aggregate principal amount of the Company's 14 1/4% Subordinated Discount Debentures
Due 2003 and 12 3/4% Junior Subordinated Debentures Due
2003 and to pay redemption premiums of $4.4 million and debt issuance and other costs; (ii) the Offering of common stock in the first quarter of 1995, the net proceeds of which, totaling approximately $282 million (including proceeds from the exercised portion of the underwriters' over-allotment option), were used to repay indebtedness; and (iii) the February 1995 amendment and restatement of the 1993 Credit Agreement (as so amended and restated, the "1995 Credit Agreement") which provided a secured, multi-currency, multi-borrower credit facility aggregating $1.0 billion, the proceeds of which replaced outstanding borrowings under the 1993 Credit Agreement.
     The 1995 Credit Agreement provides to American
Standard Inc. and certain subsidiaries (the "Borrowers") an aggregate, secured facility of $1.0 billion available to all Borrowers as follows: (a) a $100 million U.S. Dollar Term
Loan Facility (the "Term Loan Facility") which expires in
2000; (b) a $250 million U.S. Dollar   Revolving Credit
Facility and a $300 million Multi-currency Revolving Credit Facility (the "Revolving Facilities") which expire in 2002; and
(c) a $350 million Multi-currency Periodic Access Credit Facility which expires in 2002.

     The 1995 Credit Agreement provides lower interest costs, increased borrowing capacity, less restrictive covenants and lower annual scheduled debt maturities through 2001.
Under the 1995 Credit Agreement the Company is no longer required to reduce the amount of borrowings outstanding under the Revolving Facilities to $50 million for a 30-day period once a year. Each of its outstanding revolving loans is due at the end of each interest period (a maximum of six months) but the Company may, however, concurrently reborrow the outstanding obligations subject to compliance with applicable conditions of the 1995 Credit Agreement.
     In connection with the Acquisition in 1988 (see Note 1 of Notes to Consolidated Financial Statements), the Company incurred substantial indebtedness, resulting in its highly leveraged capital structure. At December 31, 1994, the Company's total indebtedness including the 1993 Credit
Agreement was approximately $2,364 million. After completion of the 1995 Credit Agreement and after giving effect to the Offering and the application of net proceeds therefrom, the Company's total indebtedness was approximately $2,129 million and annual scheduled debt maturities will be $40 million, $64 million, $70 million and $81 million for the years 1995 through 1998, respectively. To meet its debt service obligations with operating cash flow and comply with the covenants and restrictions contained in the 1995 Credit Agreement, the Company will have to sustain the improved level of operating results and cash flow attained in 1994. Cash flows from operations have improved $83 million during the past two years and are expected to improve further.
The Company believes that the amounts available from operating cash flows, funds available under the Revolving Facilities and future debt or equity financings will be sufficient to meet its expected cash needs and planned capital expenditures for the foreseeable future.
     After completing the 1995 Refinancing the Company had outstanding borrowings of $293 million under the Revolving Facilities. There was $205 million available under the Revolving Facilities after reduction for borrowings and for $52 million of outstanding letters of credit. In addition, at December 31, 1994, the Company's foreign subsidiaries had $50 million available under overdraft facilities which can be withdrawn by the banks at any time.
     The 1995 Credit Agreement contains various covenants that limit, among other things, indebtedness, dividends on and redemptions of capital stock of the Company, purchases and redemptions of other indebtedness of the Company (including its outstanding debentures and notes), rental expense, liens, capital expenditures, investments or acquisitions, disposal of assets, the use of proceeds from asset sales and certain other business activities and require the Company to meet certain financial tests. Certain American Standard Inc. debt instruments also contain financial and other covenants. In order to maintain compliance with the covenants and restrictions contained in its previous bank credit agreements, the Company from time to time had to obtain waivers and amendments. The Company believes it is currently in compliance with the covenants contained in the 1995 Credit Agreement, but may have to obtain similar waivers or amendments in the future.
     The Company does not currently intend to pay dividends and is currently restricted from doing so under the terms of both the 1995 Credit Agreement and certain publicly-traded debt securities.
     For a discussion of certain tax matters, see Note 7 of Notes to Consolidated Financial Statements.
Cash Flows
Net cash provided by operating activities, after cash interest paid of $186 million, was $257 million for 1994, compared with $201 million for 1993. The $56 million increase resulted primarily from improved operating results which included a non-cash asset loss provision and increases in accruals
(primarily for severance and facilities consolidations, income taxes and employee compensation). After allowing for $117 million of net investing activities (principally capital expenditures of $130 million), net cash flow available for financing activities amounted to $140 million of which $101 million was used to repay term loans.
Capital Expenditures
The Company's capital expenditures for 1994 were $130 million compared with $98 million for 1993, an increase of 33%. The increase for 1994 relates primarily to investments in affiliated companies ($24 million in 1994 compared to $8 million in 1993), modernization of recent acquisitions, new products and the continuing implementation of Demand Flow.
     The Company believes capital spending in recent years has been sufficient for maintenance purposes, important product and process redesigns, expansion projects and strategic investments. The Company expects capital expenditures, including investments in affiliated companies, will increase approximately 20% in 1995.
     Capital expenditures for Air Conditioning Products for
1994 were $45 million, including $6 million of investments in affiliates, an increase of 18% over the $38 million of capital spending in 1993. Major expenditures included projects related to Demand Flow, new products such as the Voyager III (medium-tonnage product line), changes related to new refrigerant requirements and capacity expansion.
     Plumbing Products' capital expenditures for 1994 were $55 million, including $10 million of investments in affiliated companies, compared with capital expenditures of $46 million in 1993 (including investments of $8 million in affiliated companies), an increase of 20% (25% excluding the effects of foreign exchange). Expenditures for 1994 included cash investments in affiliates in the PRC and expansion of capacity in other Far East operations, modernization of the Czech
Republic operations, completion of a brass fittings factory in Egypt and automatic glazing systems in Italy.
     Capital expenditures for Automotive Products in 1994 were $30 million, including investments in affiliated companies of $8 million (Perrot and WABCO Spain), approximately double the 1993 capital expenditures of $14 million. Major projects included construction of a test track in Germany, continued implementation of Demand Flow and cost-reduction projects.
Cyclicality; Seasonality
The preponderance of Air Conditioning Products and
Plumbing Products sales are to the replacement, remodeling, and repair markets. In 1994, only about 6% of the Company's sales were associated with new housing in the United States and about 12% were associated with new commercial construction in the United States, both of which are cyclical.
The Company's geographic diversity mitigates the effects of fluctuations in individual new construction markets outside the United States. Approximately two-thirds of Automotive
Products' sales are dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have been cyclical.
     Total Company sales tend to be seasonally higher in the second and third quarters of the year because a significant percentage of Air Conditioning Products' sales is attributable to residential and commercial construction activity, which is generally higher in the second and third quarters of the year, and because summer is the peak season for sales of air conditioning products.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS
The accompanying consolidated balance sheets at December
31, 1994 and 1993, and related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1994, 1993 and 1992, have been prepared in conformity with generally accepted accounting principles, and the Company believes the statements set forth a fair presentation of financial condition and results of operations. The Company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent auditors, who are engaged to express an opinion on the Company's financial statements. The Board of Directors has an Audit Committee of non-employee Directors which meets periodically with the Company's financial officers, internal auditors, and the independent auditors and monitors the accounting affairs of the Company.

American Standard Companies Inc.



Piscataway, New Jersey
February 16, 1995

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
American Standard Companies Inc.

We have audited the accompanying consolidated balance sheets of American Standard Companies Inc. (formerly ASI
Holding Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Standard Companies Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Ernst & Young LLP


New York, New York
February 16, 1995

CONSOLIDATED STATEMENT OF OPERATIONS
American Standard Companies Inc. (formerly ASI Holding
Corporation)
                                               1994         1993          1992
Year Ended December 31, (Dollars in thousands except share
data)

Sales                                     $4,457,465   $3,830,462   $3,791,929
Cost and expenses:
     Cost of sales                         3,377,271    2,902,562    2,852,230
     Selling and administrative expenses     778,550      692,229      678,742
     Other expense                            57,381       38,281       24,672
     Interest expense                        259,437      277,860      288,851
                                           4,472,639    3,910,932    3,844,495
Loss before income taxes
     and extraordinary item                  (15,174)     (80,470)     (52,566)
Income taxes                                  62,512       36,165        4,672

Loss before extraordinary item               (77,686)    (116,635)     (57,238)
Extraordinary loss on
     retirement of debt (Note 10)             (8,735)     (91,932)          -

Net loss                                     (86,421)    (208,567)     (57,238)

Preferred dividend                                -        (8,624)     (15,707)
Net loss applicable to common shares       $ (86,421)  $ (217,191)  $  (72,945)

Per common share:
     Loss before extraordinary item        $   (1.29)  $    (2.11)  $    (1.24)
     Extraordinary loss on
          retirement of debt                    (.15)       (1.55)          -
     Net loss                              $   (1.44)  $    (3.66)  $    (1.24)

Average number of outstanding
     common shares and equivalents        59,933,435   59,313,073   58,636,118

See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
American Standard Companies Inc. (formerly ASI Holding Corporation)
                                                        1994          1993
At December 31, (Dollars in thousands except share data)
ASSETS
Current assets
     Cash and cash equivalents                     $   92,749    $   53,237
     Accounts receivable, less allowance for doubtful
          accounts - 1994, $19,569; 1993, $15,666     595,239       507,322
     Inventories                                      323,220       325,819
     Future income tax benefits                        22,379        24,562
     Other current assets                              30,956        30,743
          Total current assets                      1,064,543       941,683
Facilities, at cost net of accumulated depreciation   812,684       820,523
Other assets
          Goodwill, net of accumulated
               amortization - 1994, $208,973;
               1993, $169,879                       1,053,042      1,025,774
          Debt issuance costs, net
               of accumulated amortization -
               1994, $23,928; 1993, $9,670             64,095         78,102
          Other                                       161,754        120,997
                                                   $3,156,118     $2,987,079
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
     Loans payable to banks                        $   70,271     $   38,036
     Current maturities of long-term debt             141,640        105,939
     Accounts payable                                 350,489        307,326
     Accrued payrolls                                 140,297         99,758
     Other accrued liabilities                        329,174        263,322
     Taxes on income                                   46,822         47,003
          Total current liabilities                 1,078,693        861,384
Long-term debt                                      2,152,291      2,191,737
Other long-term liabilities
     Reserve for postretirement benefits              437,708        387,038
     Deferred tax liabilities                          37,650         45,625
     Other                                            247,405        224,108
          Total liabilities                         3,953,747      3,709,892
Commitments and contingencies
Stockholders' deficit
     Preferred stock, 2,000,000 shares authorized;
          none issued and outstanding                      -              -
     Common stock, $.01 par value,
       200,000,000 shares authorized;
          60,932,457 shares issued and outstanding
             in 1994; 61,424,123 in 1993                  609            614
     Capital surplus                                  194,236        188,369
     Subscriptions receivable                          (1,640)        (2,588)
     ESOP share                                            -          (4,331)
     Accumulated deficit                             (836,424)      (750,003)
     Foreign currency translation effects            (151,721)      (149,220)
     Minimum pension liability adjustment              (2,689)        (5,654)
          Total stockholders' deficit                (797,629)      (722,813)
                                                   $3,156,118     $2,987,079

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
American Standard Companies Inc. (formerly ASI Holding
Corporation)
                                                1994        1993        1992
Year Ended December 31, (Dollars in thousands)
Cash provided (used) by:
     Operating activities:
          Loss before extraordinary item    $ (77,686)  $(116,635)  $ (57,238)
          Depreciation (including asset
               loss provision in 1994)        122,944     106,041     111,643
          Amortization of goodwill             31,472      30,807      33,064
          Non-cash interest                    53,288      65,031      65,527
          Non-cash stock compensation          28,479      25,679      23,076
          Amortization of debt issuance costs  14,549      11,461       5,983
          Loss (gain) on sale of fixed assets   1,259       2,963        (660)
          Changes in assets and liabilities:
               Accounts receivable            (69,991)    (48,680)    (20,081)
               Inventories                     13,092      47,321      44,163
               Accounts payable and
                    accrued payrolls           63,413      40,124      (8,308)
               Postretirement benefits         21,290      22,687      22,074
               Income taxes                    (3,927)     (4,232)    (48,974)
               Other long-term liabilities     32,795      13,271       3,805
               Other, net                      25,609      5,003        (428)
     Net cash provided by
          operating activities                256,586     200,841     173,646
     Investing activities:
          Purchases of property,
               plant and equipment           (105,741)    (90,474)    (87,409)
          Investments in affiliated companies (23,971)     (7,556)    (20,608)
          Proceeds from disposals of
               property, plant and equipment   14,783       4,003      11,133
          Other                                (2,071)      4,514      10,703
     Net cash used by investing activities   (117,000)    (89,513)    (86,181)
     Financing activities:
          Proceeds from issuance of
               long-term debt                 336,160   1,405,557      394,159
          Repayment of long-term debt,
               including redemption premium  (439,762) (1,427,989)    (490,059)
          Net change in revolving
               credit facility                 30,816       7,000           -
          Net change in other short-term debt (10,044)    (61,600)      41,675
          Common stock repurchases            (16,927)    (12,194)      10,950)
          Other financing costs                (2,441)    (76,762)      (9,897)
     Net cash used by financing activities   (102,198)   (165,988)     (75,072)
Effect of exchange rate changes on cash
     and cash equivalents                       2,124      (3,652)      (6,234)
Net increase (decrease) in cash and
     cash equivalents                          39,512     (58,312)       6,159
Cash and cash equivalents at
     beginning of period                       53,237     111,549      105,390
Cash and cash equivalents at end of period  $  92,749   $  53,237    $ 111,549

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
American Standard Companies Inc. (formerly ASI Holding Corporation)
(Dollars in thousands)                                                                        Foreign
                                                                                              Currency
                              Common       Capital     Subscriptions   ESOP      Accumulated  Translation
                              Stock        Surplus     Receivable      Shares    Deficit      Effects

Balance at December 31, 1991  $     628    $ 203,288    $  (3,969)   $ (15,039)  $(484,198)   $ (50,696)
     Net Loss                        -            -            -            -      (57,238)          -
     Common stock repurchased        (9)     (13,121)          -            -           -            -
     Common stock issued              2        3,103           -            -           -            -
     Payments on subscriptions       -            -           653           -           -            -
     ESOP shares allocated
          to employees               -        14,416           -         5,512          -            -
     Stock dividend on exchange-
          able preferred stock       -       (15,707)          -            -           -            -
     Foreign currency translation    -            -            -            -           -       (36,176)
Balance at December 31, 1992        621      191,979       (3,316)      (9,527)   (541,436)     (86,872)
     Net Loss                        -            -            -            -     (208,567)          -
     Common stock repurchased       (10)     (16,662)          -            -           -            -
     Common stock issued              3        4,582           -            -           -            -
     Payments on subscriptions        -           -           728           -           -            -
     ESOP shares allocated
          to employees                -       17,094           -         5,196          -            -
     Stock dividend on exchange-
          able preferred stock        -       (8,624)          -            -           -            -
     Foreign currency translation     -           -            -            -           -       (62,348)
Balance at December 31, 1993         614     188,369       (2,588)      (4,331)   (750,003)    (149,220)
     Net Loss                         -           -            -            -      (86,421)          -
     Common stock repurchased         (7)    (13,244)          -            -           -            -
     Common stock issued               2       3,974           -            -           -            -
     Payments on subscriptions        -           -           948           -           -            -
     ESOP shares allocated
          to employees                -       15,137           -         4,331          -            -
     Foreign currency translation     -           -            -            -           -        (2,501)
Balance at December 31, 1994    $    609   $ 194,236   $   (1,640)  $       -   $ (836,424)   $(151,721)

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS>>
Note 1. Description of the Company
American Standard Companies Inc. (the "Company") is a
Delaware corporation that has as its only significant asset all the outstanding common stock of American Standard Inc., a Delaware corporation ("American Standard Inc."). Hereinafter, "American Standard" or "the Company" will refer to the
Company, or to the Company and American Standard Inc.,
including its subsidiaries, as the context requires. The
Company was formed in 1988 by Kelso & Company, L.P.
("Kelso") to effect the acquisition (the "Acquisition") of American Standard Inc. For financial statement purposes the Acquisition has been accounted for under the purchase method.
The Company changed its name from ASI Holding
Corporation to American Standard Companies Inc. in
November 1994. In the first quarter of 1995 the Company
completed an initial public offering of shares of its common stock (see Note 2).
Note 2. Capital Stock and Initial Public Stock Offering
In the first quarter of 1995 American Standard Companies Inc. sold 15,112,300 shares of its common stock at $20 per share in an initial public offering (the "Offering"), which yielded net proceeds of approximately $282 million (including proceeds from the exercised portion of the underwriters' over-allotment option and after deducting underwriting discounts and expenses) which were used to reduce indebtedness. The
Offering and an amended bank credit agreement were both part of a major refinancing completed in the first quarter of 1995 (see Note 10). Had the Offering and the amended bank credit agreement been completed as of January 1, 1994, interest expense in 1994 would have been reduced by approximately
$50 million and the loss before extraordinary item would have been approximately $27 million ($.36 per common share).
     In December 1994 the Company adopted an Amended
and Restated Stockholders Agreement and in January 1995
adopted a Restated Certificate of Incorporation, Amended
By-laws and a Stockholder Rights Agreement. The Restated Certificate of Incorporation authorizes the Company to issue up to 200,000,000 shares of common stock, par value $.01 per share and 2,000,000 shares of preferred stock, par value $.01 per share of which the Board of Directors designated 900,000 shares as a new series of Junior Participating Cumulative Preferred Stock. After giving effect to the Offering and to a 2.5 to 1 split of the common stock effected in December 1994, approximately 76,000,000 shares of common stock were issued and outstanding. Each outstanding share of common stock has associated with it one right to purchase a specified amount of Junior Participating Cumulative Preferred Stock at a stipulated price in certain circumstances relating to changes in the ownership of the common stock of the Company. After the
Offering, Kelso ASI Partners, L.P. ("ASI Partners") an affiliate of Kelso, owned approximately 59% of the outstanding common stock of the Company and retains the right to elect a majority of the directors of the Company and thereby to determine the Company's corporate policies, the persons constituting its management and the outcome of corporate actions requiring stockholder approval. The Amended and
Restated Stockholders Agreement provides that Kelso may
designate as nominees for election a majority of the Company's Board of Directors for so long as ASI Partners continues to own at least 35% of the outstanding common stock.
Note 3. Accounting Policies
Consolidation - The financial  statements  include on a
consolidated   basis  the  results  of  all   majority-owned
subsidiaries.  All material  intercompany  transactions  are
eliminated.   Invest-ments   in  affiliated   companies  are
included at cost plus the Company's equity in their net results.

Foreign Currency Translation - Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar are translated at year-end rates of exchange, and the income statements are translated at the average rates of exchange for the period. Gains or losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated.
     Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in net income except for those resulting from transactions which hedge a net foreign currency exposure or long-term intercompany transactions of an investment nature. For operations in countries that have hyper-inflationary economies, net income includes gains and losses from translating assets and liabilities at year-end rates of exchange, except for inventories and facilities, which are translated at historical rates.

     The losses from foreign currency transactions and translation losses in countries with hyper-inflationary economies reflected in expense were $9.9 million in 1994, $21.9 million in 1993, and $19.3 million in 1992.
     The allocation of purchase costs increased the net asset exposure of foreign operations; however, since 1988 the effects of exchange volatility have been ameliorated by the fact that a portion of the Company's borrowings has been denominated in foreign currencies.

Revenue Recognition - Sales are recorded when shipment to a customer occurs.

Cash Equivalents - Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Inventories - Inventory costs are determined by the use of the last-in, first-out (LIFO) method on a worldwide basis, and inventories are stated at the lower of such cost or realizable value.

Facilities - The Company capitalizes costs, including interest during construction, of fixed asset additions, improvements, and betterments that add to productive capacity or extend the asset life. Maintenance and repair expenditures are charged against income. Significant investment grants are amortized into income over the period of benefit.

Goodwill - Goodwill is being amortized over 40 years. The carrying value of goodwill for each business is reviewed if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If any impairment is indicated as a result of such reviews, the Company would measure it using techniques such as comparing the undiscounted cash flow of the business to its book value including goodwill or by obtaining appraisals of the related business. To date no indications of impairment have arisen as to any material portion of goodwill.

Debt Issuance Costs - The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt.

Warranties - The Company provides for estimated warranty costs at the time of sale. Warranty obligations beyond one year are included in other long-term liabilities. Revenues from the sales of extended warranty contracts are deferred and amortized on a straight-line basis over the terms of the contracts.

Postretirement Benefits - Postretirement benefits are provided for substantially all employees of the Company, both in the United States and abroad. In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Such benefits are accounted for on an accrual basis using actuarial assumptions, where appropriate.

Depreciation - Depreciation and amortization are computed on the straight-line method based on the estimated useful life of the asset or asset group.

Research and Development Expenses - Research and development costs are expensed as incurred except for costs incurred (after technological feasibility is established) for computer software products expected to be sold. The Company expended approximately $118 million in 1994, $110 million in 1993, and $110 million in 1992 for research activities and product development and for product engineering.
Expenditures for research and product development only were $39 million, $43 million, and $40 million in the respective years. Computer software product development costs capitalized amounted to $2 million in each of 1994 and 1993.

Income Taxes - The Company recognizes deferred tax assets for the tax effects of items that will be deducted for tax purposes in later years together with the tax effects of income items included in current reporting for tax purposes but in later years for financial statement purposes along with the effects of certain tax attributes such as net operating losses.
     The Company provides for United States income taxes and foreign withholding taxes on foreign earnings expected to be repatriated. Deferred tax liabilities are provided on the excess of the financial statement basis over the tax basis of certain assets, primarily for inventories and fixed assets, including fair value adjustments resulting from purchase accounting in connection with the Acquisition; fixed assets due to accelerated depreciation deductions for tax purposes; and non-permanent investments in certain foreign subsidiaries.

Earnings Per Share - Earnings per share have been computed using the weighted average number of common shares outstanding. All share amounts and earnings per share data have been adjusted to reflect the 2.5 to 1 stock split effected in December 1994.

Financial Instruments with Off-Balance-Sheet Risk - The
Company from time to time enters into agreements in the management of foreign currency and interest rate exposures. Gains and losses from underlying rate changes are included in income unless the contract hedges a net investment in a foreign entity, a firm commitment, or related debt instrument in which case gains and losses are deferred as a component of foreign currency translation effects in stockholders' equity or included as a component of the transaction.
Note 4. Stock Incentive Plan
In January 1995 the Company established the Stock Incentive
Plan (the "Stock Plan") under which awards may be granted to officers and other key executives and employees in the form of stock options, stock appreciation rights, restricted stock, or restricted units. The maximum number of shares or units that may be issued under the Stock Plan is 10% of the number of shares of common stock issued and outstanding as of the completion of the Offering in the first quarter of 1995, or approximately 7,600,000 shares. Stock options to purchase 4,998,000 shares at the initial public offering price of $20 per share were awarded to approximately 900 employees in the first quarter of 1995. The awards vest ratably over three years and are exercisable over a period of ten years.
Note 5. Other Expense
Other income (expense) was as follows:

                           1994      1993      1992
Year Ended December 31, (Dollars in millions)

Interest income            $  8.2    $  8.5    $  8.7
Royalties                     3.5       2.6       3.8
Equity in net income (loss)
     of affiliated companies  4.0      (0.1)      4.9
Minority interest           (13.3)    (14.0)     (9.8)
Accretion expense           (26.1)    (30.5)    (29.8)
Other, net (a)              (33.7)     (4.8)     (2.5)
                           $(57.4)   $(38.3)   $(24.7)

(a) The 1994 amount includes a one-time special charge of $20 million incurred in connection with the amendment of certain agreements in anticipation of the initial public offering.

Note 6. Postretirement Benefits
The Company sponsors postretirement benefit plans covering substantially all employees, including an Employee Stock Ownership Plan (the "ESOP") for the Company's U.S. salaried employees and certain U.S. hourly employees. In 1988 in conjunction with the Acquisition the ESOP purchased
12,500,000 shares of common stock of the Company. The
ESOP is an individual account, defined contribution plan. Through December 31, 1994, the valuation of the ESOP shares has been determined by independent appraisals. By December
31, 1994, all of the common stock initially acquired by the ESOP was allocated to the accounts of eligible employees (primarily through basic allocations of 3% of covered compensation and a matching Company contribution of up to 6% of covered compensation invested in the Company's 401(k) savings plan by employees). The Company intends to fund the ESOP in future years through contributions of cash or shares of the Company's common stock.
     Benefits under defined benefit pension plans on a worldwide basis are generally based on years of service and employees' compensation during the last years of employment.
In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Funding decisions are based upon the tax and statutory considerations in each country. Accretion expense is the implicit interest cost associated with amounts accrued and not funded and is included in "other expense". At December 31, 1994, funded plan assets related to pensions were held primarily in fixed income and equity funds. Postretirement health and life insurance benefits are not prefunded.

     The Company's postretirement plans' funded status and amounts recognized in the balance sheet at December 31, 1994 and 1993 were:

                                1994         1994        1994       1993        1993        1993
(Dollars in millions)           Assets in    Accumulated            Assets in   Accumulated
                                Excess of    Benefit     Health     Excess of   Benefit     Health
                                Accumulated  Obligations and Life   Accumulated Obligations and Life
                                Benefit      in Excess   Insurance  Benefit     in Excess   Insurance
                                Obligations  of Assets   Benefits   Obligations of Assets   Benefits
Actuarial present value of
     benefit obligations:
     Vested                         $106.8     $528.9        -      $105.2     $511.1         -
     Non-vested                        5.1       29.1        -         4.5       30.4         -
Accumulated benefit obligations      111.9      558.0        -       109.7      541.5         -
Additional amounts related to
     projected pay increases          15.8       34.1        -        12.1       46.0         -
Total projected benefit obligations  127.7      592.1    $160.5      121.8      587.5     $175.4
Assets and book reserves relating
     to such benefits:
     Market value of funded assets   160.5      271.4        -       166.9      303.8         -
     Reserve (asset) for post-
        retirement benefits net of
        recognized overfunding       (37.6)     309.8     158.7      (36.8)     257.7      154.9
Additional minimum liability            -        15.5        -          -        19.0         -
                                     122.9      596.7     158.7      130.1      580.5      154.9
Assets and book reserves in
     excess of (less than)
     projected benefit obligations  $ (4.8)    $  4.6    $ (1.8)    $  8.3     $ (7.0)    $(20.5)
Consisting of:
     Unrecognized prior services
        benefit (cost)              $ (8.0)    $   .7    $ 10.7     $ (6.6)    $  3.4     $ 10.3
     Unrecognized net gain (loss)
        from actuarial experience      3.2        1.2     (12.5)      14.9      (16.0)     (30.8)
     Pension liability adjustment
        to stockholers' deficit         -         2.7        -          -         5.6         -
                                    $ (4.8)    $  4.6    $ (1.8)    $  8.3     $ (7.0)    $(20.5)

     At December 31, 1994, the projected benefit obligation related to health and life insurance benefits for active employees was $58.7 million and for retirees was $101.8 million.
     For certain plans, the additional minimum liability recorded by the Company as part of its reserve for postretirement benefits was $15.5 million at December 31, 1994 ($19 million at December 31, 1993). The additional minimum liability is the excess of the accumulated benefit obligation over plan assets and accumulated benefit provisions. In connection with providing for the additional minimum liability, an intangible asset was recorded, to the extent of unrecognized prior service costs, which amounted to $12.8 million at December 31, 1994 ($13.4 million at December 31,
1993). The net charge in stockholders' deficit was $2.7 million at December 31, 1994 (reduced from $5.6 million at December
31, 1993).
     The projected benefit obligation for postretirement benefits was determined using the following assumptions:

                                   1994      1994            1993      1993
                                   Domestic  Foreign         Domestic  Foreign
Discount rate                      8.25%     5.75%-9.25%     7.25%     4.50%-8.50%
Long-term rate of inflation        2.80%     1.75%-5.25%     2.80%      .50%-5.00%
Merit and promotional increase     1.70%           1.70%     1.70%           1.50%
Rate of return on plan assets      8.50%     7.25%-8.35%     8.75%     6.25%-9.50%

     The weighted-average annual assumed rate of increase in the health care cost trend rate is 9% for 1995 and is assumed to decrease gradually to 5% for 1999 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a change in the assumed rate of one percentage point for each future year would change the accumulated postretirement benefit obligation as of December 31, 1994, by $11 million and the annual postretirement cost by $1.4 million.
     Postretirement cost had the following components:

                                       1994       1994       1993       1993       1992       1992
Year Ended December 31,
(Dollars in millions)                             Health &              Health &              Health &
                                       Pension    Life Ins.  Pension    Life Ins.  Pension    Life Ins.
                                       Benefits   Benefits   Benefits   Benefits   Benefits   Benefits
Service cost-benefits earned
     during the period                  $ 23.6     $  3.8     $ 20.1     $  3.4     $ 21.7     $  3.0
Interest cost on the projected
     benefit obligation                   47.0       12.3       50.6       14.1       50.4       13.7
Less assumed return on plan assets:
     Actual loss (return) on plan assets  13.0         -       (78.8)        -       (35.7)        -
     Excess (shortfall) deferred         (49.5)        -        42.9         -        (2.6)        -
                                         (36.5)        -       (35.9)        -       (38.3)        -
Other, including amortization
     of prior service cost                 1.8         .2        2.7         .3        1.6         -
Defined benefit plan cost               $ 35.9     $ 16.3     $ 37.5     $ 17.8     $ 35.4     $ 16.7
Accretion expense reclassified
     to "other expense"                 $ 13.8     $ 12.3     $ 16.4     $ 14.1     $ 16.1     $ 13.7

Total postretirement costs were:

                                     1994      1993      1992
Year Ended December 31, (Dollars in millions)

Pension benefits                  $ 35.9     $ 37.5     $ 35.4
Health and life
     insurance benefits             16.3       17.8       16.7
Defined benefit plan cost           52.2       55.3       52.1
Defined contribution
     plan cost (a)                  24.7       22.4       20.4
Total postretirement cost,
     including accretion expense  $ 76.9     $ 77.7     $ 72.5

(a) Principally ESOP cost.

Note 7. Income Taxes
The Company's loss before income taxes and extraordinary item, and the applicable provision (benefit) for income taxes were:

                                  1994         1993         1992
Year Ended December 31, (Dollars in millions)
Income (loss) before income taxes
     and extraordinary item:
          Domestic                 $(157.0)     $(168.4)     $(170.1)
          Foreign                    141.8         87.9        117.5
          Pre-tax loss               (15.2)       (80.5)       (52.6)
Provision (benefit) for
     income taxes:
          Current:
               Domestic               10.5         12.4          5.1
               Foreign                57.7         43.0         63.0
                                      68.2         55.4         68.1
          Deferred:
               Domestic                 .8          1.1        (35.8)
               Foreign                (6.5)       (20.3)       (27.6)
                                      (5.7)       (19.2)       (63.4)
          Total provision          $  62.5      $  36.2      $   4.7

     A reconciliation between the actual income tax expense provided and the income tax benefit computed by applying the statutory federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to the loss before income taxes and extraordinary item is as follows:

                                         1994        1993        1992
Year Ended December 31, (Dollars in millions)

Tax benefit at statutory rate            $ (5.3)     $(28.2)     $(17.9)
Nondeductible goodwill
     charged to operations                 10.0        10.4        10.5
Nondeductible ESOP
     allocations                            6.8         6.1         4.9
Rate differences and
     withholding taxes related
     to foreign operations                 47.1        18.7         1.4
Foreign exchange                           (4.3)       (7.0)       (6.3)
State tax benefits                         (5.3)       (5.5)       (3.3)
Other, net                                 (7.9)        8.7         5.5
Increase in valuation allowance            21.4        33.0         9.9
Total provision                          $ 62.5      $ 36.2      $  4.7

     In addition to the 1994 and 1993 valuation allowance increases of $21.4 million and $33.0 million respectively, shown above, valuation allowances of $3.2 million and $32.1 million, respectively, were also provided for the tax benefits related to the extraordinary losses on retirement of debt (see
Note 10). The 1993 valuation allowance and certain withholding taxes have been adjusted to reflect the actual 1993 tax returns as filed.
     The following table details the gross deferred tax liabilities and assets and the related valuation allowances:

                                                1994         1993
At December 31, (Dollars in millions)
Deferred tax liabilities:
     Facilities (accelerated depreciation,
          capitalized interest and purchase
          accounting differences)                $ 142.3     $ 141.1
     Inventory (LIFO and purchase
          accounting differences)                   15.4        18.5
     Employee benefits                                .6        11.0
     Foreign investments                            50.1        50.1
     Other                                          31.1        26.2
                                                   239.5       246.9
Deferred tax assets:
     Employee benefits (pensions and
          other postretirement benefits)           128.2       110.7
     Warranties                                     35.7        37.4
     Alternative minimum tax                        19.4        19.4
     Foreign tax credits and
          net operating losses                      44.0        47.8
     Reserves                                       69.0        58.7
     Other                                          46.7        46.0
     Valuation allowances                         (118.8)      (94.2)
                                                   224.2       225.8
     Net deferred tax liabilities                $  15.3     $  21.1

     Deferred tax assets related to foreign tax credits, net operating loss carryforwards and future tax deductions have been reduced by a valuation allowance since realization is dependent in part on the generation of future foreign source income as well as on income in the legal entity which gave rise to tax losses. Other deferred tax assets have not been reduced by valuation allowances because of carrybacks and existing deferred tax credits which reverse in the carryforward period.
The foreign tax credits and net operating losses are available for utilization in future years. In some tax jurisdictions the carryforward period is limited to as little as five years; in others it is unlimited.
     As a result of the Acquisition (see Note 1) and the allocation of purchase accounting (principally goodwill) to foreign subsidiaries, the book basis in the net assets of the foreign subsidiaries exceeds the related U.S. tax basis in the subsidiaries' stock. Such investments are considered permanent in duration, and accordingly no deferred taxes have been provided on such differences, which are significant. It is impracticable because of the complex legal structure of the Company and the numerous tax jurisdictions in which the Company operates to determine such deferred taxes.
     Cash taxes paid were $70 million, $41 million, and $56 million in the years 1994, 1993 and 1992, respectively.
     In connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. In prior years the Company paid approximately $20 million of a disputed German income tax. A suit is pending to obtain a refund of this tax. The Company anticipates that the German tax authorities may propose other adjustments resulting in additional taxes of approximately $120 million (at December
31, 1994, exchange rates) (principally relating to the 1988 to 1990 period), plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to such possible adjustments occurred in years subsequent to 1990. If the tax authorities should propose adjustments for the 1988-1990 period, they might, after future tax audits, propose tax adjustments that are comparable for years 1991 to 1993. The Company, on the basis of the opinion of legal counsel, believes the tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to vigorously contest any adjustments which have been or may be assessed. Accordingly, the Company had not recorded any loss contingency at December 31, 1994, with respect to such matters.
     Under German tax law, if an assessment is made for the years presently under audit, the authorities may demand immediate payment of the amount assessed prior to final resolution of the issues. The Company believes, on the basis of opinion of legal counsel, that it is highly likely that a suspension of payment pending final resolution would be obtained. If immediate payment were required, the Company expects that it would be able to make such payment from available sources of liquidity or credit support but that future cash flows and therefore subsequent results of operations for any particular quarterly or annual period could be adversely affected.
     As a result of recent changes in German tax legislation, the Company's tax provision in Germany was higher in 1994 and will be higher in the future. As a result of this German tax legislation and the related additional tax provisions, the Company believes its exposure to the issues under the audit referred to above will be reduced for 1994 and future years.
          American Standard Inc. makes substantial annual interest payments to its Netherlands subsidiary. These interest payments have been exempt from U.S. withholding tax under an income tax treaty between the United States and the Netherlands. A provision in a new treaty raises the possibility that such payments may become subject to 15% U.S.
withholding tax. The Company has filed a Competent
Authority request with the Internal Revenue Service seeking a determination that no withholding tax will be imposed. The
Company believes, based upon a recent IRS News Release that authorizes the requested relief, that the Competent Authority request will be resolved favorably. If the Competent Authority request is not resolved favorably, additional withholding taxes of approximately $12 million per year could be imposed on the Company commencing in 1996. In such case, the Company will consider alternatives designed to mitigate such increased withholding taxes; however, there is no assurance that such alternatives will be found.

Note 8. Inventories
The components of inventories are as follows:

                                1994       1993
At December 31, (Dollars in millions)
Finished products               $160.2     $169.0
Products in process               82.5       78.0
Raw materials                     80.5       78.8
Inventories at cost             $323.2     $325.8

     The carrying cost of inventories approximates current cost as a result of purchase accounting adjustments which are offset by LIFO reserves.
Note 9. Facilities
The components of facilities, at cost, are as follows:

                                       1994          1993
At December 31, (Dollars in millions)
Land                                  $   65.8     $   66.2
Buildings                                325.7        314.6
Machinery and equipment                  776.2        739.9
Improvements in progress                  75.2         54.4
Gross facilities                       1,242.9      1,175.1
Less: accumulated depreciation           430.2        354.6
Net facilities                        $  812.7     $  820.5

Note 10. Debt
The 1995 Refinancing - In the first quarter of 1995 the
Company completed a major refinancing (the "1995
Refinancing") consisting of: (i) the October 1994 amendment to the Company's 1993 credit agreement ("1993 Credit Agreement") which provided an additional term loan of $325 million (the "October Borrowing"), the proceeds of which were used to redeem $316.8 million in aggregate principal amount of the Company's 14 1/4% Subordinated Discount Debentures
Due 2003 and 12 3/4% Junior Subordinated Debentures Due
2003 and to pay redemption premiums of $4.4 million and debt issuance and other costs in November 1994; (ii) the Offering of common stock (see Note 2), the net proceeds of which, totaling $282 million, were used to repay indebtedness; and (iii) the February 1995 amendment and restatement of the 1993 Credit Agreement (as so amended and restated, the "1995 Credit Agreement"), which provided a secured multi-currency, multi-borrower credit facility aggregating $1.0 billion, the proceeds of which were used to replace outstanding borrowings under the 1993 Credit Agreement.
     The 1995 Credit Agreement provides to American
Standard Inc. and certain subsidiaries (the "Borrowers") an aggregate, secured facility of $1.0 billion available to all Borrowers as follows: (a) a $100 million U.S. Dollar Term
Loan Facility (the "Term Loan Facility") which expires in
2000; (b) a $250 million U.S. Dollar Revolving Credit Facility and a $300 million Multi-currency Revolving Credit Facility (the "Revolving Facilities") which expire in 2002; and (c) a $350 million Multi-currency Periodic Access Credit Facility (the "Periodic Access Facility") which expires in 2002.
     The 1995 Credit Agreement provides lower interest costs, increased borrowing capacity, less restrictive covenants and lower annual scheduled debt maturities through 2001.
Each of the outstanding revolving loans is due at the end of each interest period (a maximum of six months). The Company may, however, concurrently reborrow the outstanding obligations subject to compliance with applicable conditions of the 1995 Credit Agreement.
     After giving effect to the Offering and the 1995 Credit Agreement, the Company's total indebtedness (including short-term debt) was approximately $2,129 million, compared to $2,364 million at December 31, 1994, and the amounts of long-term debt maturing from 1995 through 1999 were:
1995-$40 million; 1996-$64 million; 1997-$70 million;
1998-$81 million; and 1999-$231 million.
     Borrowings under the Term Loan Facility bear interest at the London interbank offered rate ("LIBOR") plus 1.5% and borrowings under the Periodic Access Facility bear interest at LIBOR plus 1.75%. The Company pays a commitment fee of 0.375% per annum on the unused portion of the Revolving Facilities and a fee of 1.75% plus issuance fees for letters of credit. These rates are subject to reduction in the event the Company attains certain financial ratios.
     As a result of the redemption of debt in 1994 with the net proceeds of the October Borrowing and in 1993 as a result of a 1993 refinancing, 1994 and 1993 included extraordinary charges of $9 million and $92 million, respectively, related to the debt retired (including call premiums, the write-off of deferred debt issuance costs, and in 1993 the loss on cancellation of foreign currency swap contracts) on which there was no tax benefit (see Note 7). In addition, the first quarter of 1995 will include an extraordinary charge of $30 million in connection with the debt repayment resulting from the 1995 Refinancing.

Short-term - At December 31, 1994, there were $38 million of short-term borrowings outstanding and $52 million of letters of credit outstanding under the 1993 Credit Agreement. Average borrowings under the revolving credit facilities available under bank credit agreements for 1994, 1993, and 1992 were $73 million, $39 million, and $14 million, respectively.
     The Revolving Facilities under the 1995 Credit
Agreement provide for aggregate borrowings of up to $550
million for general corporate purposes, of which up to $200 million may be used for the issuance of letters of credit and $40 million of which is available for same-day short-term borrowings (Swingline Loans). Loans under the Revolving Facilities bear interest at the prime rate plus .75% or LIBOR plus 1.75% (subject to reduction in the event the Company attains certain financial ratios). After completing the 1995 Refinancing, there were $293 million of borrowings outstanding under the Revolving Facilities and $52 million of letters of credit. Availability under the Revolving Facilities was $205 million. The Revolving Facilities are short-term borrowings by their terms under the 1995 Credit Agreement, and since approximately $218 million of long-term debt under the 1993 Credit Agreement was replaced with loans under the Revolving Facilities, a significantly larger amount of debt will be classified as short-term subsequent to the 1995 Refinancing.

     Other short-term borrowings are available outside the United States under informal credit facilities and are typically a result of overdrafts. At December 31, 1994, the Company had $32 million of such foreign short-term debt outstanding at an average interest rate of 11.2% per annum. The Company also had an additional $50 million of unused foreign facilities.
These facilities may be withdrawn by the banks at any time.
     Average short-term borrowings for 1994, 1993 and 1992 were $119 million, $118 million and $104 million, respectively, at weighted average interest rates of 9.40%, 8.97%, and 11.90%, respectively. Total short-term borrowings outstanding at December 31, 1994, 1993 and 1992 were $70 million, $38 million, and $99 million, respectively, at weighted average interest rates of 10.7%, 10.3%, and 12.5%, respectively.

Long-term - Long-term debt was as follows:

                                            1994         1993
At December 31, (Dollars in millions)
1993 credit agreement                       $  940.0     $  689.9
9 1/4% sinking fund debentures, due in
     installments from 1997 to 2016            150.0        150.0
10 7/8% senior notes due 1999                  150.0        150.0
11 3/8% senior debentures due 2004             250.0        250.0
9 7/8% senior subordinated notes due 2001      200.0        200.0
10 1/2% senior subordinated discount
     debentures (net of unamortized
     discount of $221.4 million in 1994;
     $272.9 million in 1993) due in
     installments from 2003 to 2005            529.3        477.8
14 1/4% subordinated discount debentures          -         175.0
12 3/4% junior subordinated debentures
     (Note 11)                                    -         141.8
Other long-term debt                            74.6         63.1
                                             2,293.9      2,297.6
Less current maturities                        141.6        105.9
                                            $2,152.3     $2,191.7

     Interest costs capitalized as part of the cost of constructing facilities for the years ended December 31, 1994, 1993, and 1992, were $2.9 million, $2.7 million, and $3.1 million, respectively. Cash interest paid for those same years on all outstanding indebtedness amounted to $186 million, $198 million, and $210 million, respectively.
     The 1993 Credit Agreement loans and effective weighted average interest rates in effect at December 31, were as follows:

                                                 1994       1993
U.S. Dollar Equivalent (Dollars in millions)
Periodic access loans:
     British sterling loans at 8.59%
          in 1994; 7.85% in 1993                 $101.3     $ 95.8
     Deutschemark loans at 7.56%
          in 1994; 9.06% in 1993                   50.9       49.4
     Canadian dollar loans at 8.44%
          in 1994; 6.5% in 1993                     7.5       20.2
     French franc loans at 8.00%
          in 1994; 9.17% in 1993                   14.9       18.5
     Italian lira loans at 12.19% in 1993            -         8.7
Total periodic access loans                       174.6      192.6

Term loans:
     Tranche A U.S. dollar loans at 9.25%
          in 1994; 6.5% in 1993                   222.2      225.0
     Tranche B Deutschemark loans
          at 7.31% in 1994; 7.88% in 1993         136.0      172.3
     Tranche C U.S. dollar loans at 8.40%
          in 1994; 6.01% in 1993                   82.2      100.0
     Tranche D U.S. dollar loans at
          8.94% in 1994                           325.0         -
Total term loans                                  765.4      497.3

Total 1993 credit agreement
     long-term loans                              940.0      689.9
Revolver loans at 9.7% in 1994;
     7.5% in 1993                                  38.0        7.0
Total 1993 credit agreement loans                $978.0     $696.9

     The 9 7/8% Senior Subordinated Notes may be redeemed at the Company's option, in whole or in part, on and after June 1, 1998, at redemption prices declining from 102.82% in 1998 to 100% on June 1, 2000, and thereafter. The
10 1/2% Senior Subordinated Discount Debentures may be redeemed at the Company's option, in whole or in part, on and after June 1, 1998, at redemption prices declining from 104.66% in 1998 to 100% on June 1, 2002, and thereafter. The payment of the principal and interest on the 9 7/8% Senior Subordinated Notes and on the 10 1/2% Senior Subordinated Discount Debentures (together the "Senior Subordinated
Debt") is subordinated in right of payment to the payment when due of all Senior Debt (as defined in the related indenture) of the Company, including all indebtedness under the credit agreements, the 9 1/4% Sinking Fund Debentures, the 10 7/8% Senior Notes, and the 11 3/8% Senior Debentures (the said notes and debentures together the "Senior Securities").
     The 9 1/4% Sinking Fund Debentures are redeemable at the Company's option, in whole or in part, at redemption prices declining from 105.55% in 1994 to 100% in 2006 and thereafter. The 10 7/8% Senior Notes are not redeemable by the Company. The 11 3/8% Senior Debentures are redeemable at the option of the Company, in whole or in part, on or after May 15, 1997, at redemption prices declining from 105.69% in 1997 to 100% on May 15, 2002, and thereafter.
     Obligations under the 1995 Credit Agreement are guaranteed by American Standard Inc. and significant domestic subsidiaries of American Standard Inc. (with foreign borrowings also guaranteed by certain foreign subsidiaries) and are secured by U.S., Canadian, and U.K. properties, plant and equipment; by liens on receivables, inventories, intellectual property and other intangibles; and by a pledge of the stock of American Standard Inc. and nearly all shares of subsidiary stock. In addition, the obligations of American Standard Inc. under the Senior Securities are secured, to the extent required by the related indentures, by mortgages on the principal U.S. properties of American Standard Inc. equally and ratably with the indebtedness under the 1995 Credit Agreement.
     The 1995 Credit Agreement contains various covenants that limit, among other things, indebtedness, dividends on and redemption of capital stock of the Company, purchases and redemptions of other indebtedness of the Company (including its outstanding debentures and notes), rental expense, liens, capital expenditures, investments or acquisitions, disposal of assets, the use of proceeds from asset sales and certain other business activities and require the Company to meet certain financial tests. In order to maintain compliance with the covenants and restrictions contained in previous bank credit agreements, the Company from time to time had to obtain waivers and amendments. The Company believes it is currently in compliance with the covenants of the 1995 Credit
Agreement but may have to obtain similar waivers or amendments in the future.
     The indentures related to the Company's debentures and notes contain various covenants which, among other things, limit debt and preferred stock of the Company and its subsidiaries, dividends on and redemption of capital stock of the Company and its subsidiaries, redemption of certain subordinated obligations of the Company, the use of proceeds from asset sales and certain other business activities.
Note 11. Exchange of Exchangeable Preferred Stock
On June 30, 1993, in exchange for all of the Company's outstanding shares of 12 3/4% Exchangeable Preferred Stock, the Company issued $141.8 million of 12 3/4% Junior Subordinated Debentures Due 2003 to the holder of the Exchangeable Preferred Stock. Those debentures were sold by the holder in a registered public offering in August 1993. The Company received none of the proceeds of this offering. In November 1994 the debentures were redeemed with part of the proceeds of the October Borrowing.

Note 12. Fair Values of Financial Instruments
The carrying amounts and estimated fair values of selected financial instruments at December 31, 1994 are as follows:

(Dollars in millions)                       Carrying      Fair
                                            Amount        Value

1993 credit agreement loans                 $940          $940
10 7/8% senior notes                         150           152
11 3/8% senior debentures                    250           257
9 7/8% senior subordinated notes             200           194
10 1/2% senior subordinated
     discount debentures                     529           480
9 1/4% sinking fund debentures               150           136
Other loans                                   75            75

     The fair values presented above are estimates as of December 31, 1994 and are not necessarily indicative of amounts the Company could realize or settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.
     The following methods and assumptions were used by the Company in estimating the fair value of financial instru-ments held:

Long- and short-term debt - The fair values of the Company's 1993 Credit Agreement loans are estimated using indicative market quotes obtained from a major bank. The fair values of senior notes, senior debentures, senior subordinated notes, senior subordinated discount debentures and sinking fund debentures are based on indicative market quotes obtained from a major securities dealer. The fair values of other loans approximate their carrying value.

Cash and cash equivalents - The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.
Note 13. Related Party Transactions
Since 1988 the Company has paid Kelso an annual fee of $2.75 million for providing management consulting and advisory services. In December 1994 the Company paid Kelso a one-time fee of $20 million in connection with the amendment of certain agreements in anticipation of the Company's initial public offering including an amendment eliminating future payments of the $2.75 million annual fee, but providing for the continuation of such services. In June 1993 American Standard Inc. issued 1,000 shares of a new, non-voting Series A Preferred Stock, par value $.01 per share, for $10,000 to an affiliate of Kelso & Company.
Note 14. Commitments and Contingencies
Future minimum rental commitments under the terms of all noncancellable operating leases in effect at December 31, 1994, were: 1995 - $32 million; 1996 - $29 million; 1997 - $22 million; 1998 - $16 million; 1999 - $12 million; and thereafter
- $38 million. Net rental expenses for operating leases were $45 million, $34 million, and $32 million for the years ended December 31, 1994, 1993, and 1992, respectively.

     The Company and certain of its subsidiaries are parties to a number of pending legal and tax proceedings. The
Company is also subject to federal, state and local environmental laws and regulations and is involved in environmental proceedings concerning the investigation and remediation of numerous sites. In those instances where it is probable that the Company will incur costs as a result of such proceedings which can be reasonably determined, the Company has recorded a liability. The Company believes that these legal, tax and environmental proceedings will not have a material adverse effect on its consolidated financial position, cash flows or results of operations.
     The tax returns of the Company's German subsidiaries are currently under examination by the German tax authorities (see Note 7).
Note 15. Segment Data
Sales and operating income by geographic location for the years ended December 31, 1994, 1993, and 1992, are shown in the following tables. Identifiable assets are also shown as at years ended 1994, 1993, and 1992.

Segment Data                                   1994       1993       1992
Year Ended December 31, (Dollars in millions)
Sales
Air Conditioning Products                      $2,480     $2,100     $1,892
Plumbing Products                               1,218      1,167      1,170
Automotive Products                               759        563        730
          Total sales                          $4,457     $3,830     $3,792
Geographic distribution:
     United States                             $2,465     $2,096     $1,877
     Europe                                     1,572      1,315      1,588
     Other                                        550        483        392
     Eliminations                                (130)       (64)       (65)
          Total sales                          $4,457     $3,830     $3,792
Operating Income
Air Conditioning Products                      $  182     $  133     $  104
Plumbing Products                                 111        108        108
Automotive Products                                62         41         88
          Total operating income (a)           $  355     $  282     $  300
Geographic distribution:
     United States                             $  168     $  125     $   96
     Europe                                       144        118        180
     Other                                         43         39         24
          Total operating income                  355        282        300
Financing and corporate items (b)                 370        363        352
Loss before income taxes and extraordinary item   (15)       (81)       (52)
Income taxes                                       62         36          5
Loss before extraordinary item                 $  (77)    $ (117)    $  (57)

(a) Includes special charges of $40 million in 1994 applicable to consolidation of production facilities, employee severance, other cost reduction actions, and a provision for loss on the early disposition of certain assets; and $8 million in 1993 related to plant shutdowns and other cost reduction actions.
(b) Includes a one-time special charge of $20 million in 1994 incurred in connection with the amendment of certain agreements in anticipation of the Company's initial public stock offering.

Segment Data                                   1994        1993        1992
Year Ended December 31, (Dollars in millions)
Assets
Air Conditioning Products                       $1,223     $1,167     $1,156
Plumbing Products                                  957        960      1,002
Automotive Products                                755        652        722
          Total identifiable assets             $2,935     $2,779     $2,880
Geographic distribution:
     United States                              $1,025     $1,013     $1,016
     Europe                                      1,343      1,196      1,370
     Other                                         567        570        494
          Total identifiable assets              2,935      2,779      2,880
Prepaid charges                                     64         78         51
Future income tax benefits                          22         25         33
Cash and cash equivalents                           93         53        113
Corporate assets                                    42         52         49
          Total assets                          $3,156     $2,987     $3,126
Capital expenditures:
     Air Conditioning Products                  $   45     $   38     $   33
     Plumbing Products                              55         46         48
     Automotive Products                            30         14         27
          Total capital expenditures            $  130     $   98     $  108
Depreciation and amortization:
     Air Conditioning Products                  $   51     $   53     $   55
     Plumbing Products                              64         49         49
     Automotive Products                            39         35         37
          Total depreciation and amortization   $  154     $  137     $  141

Quarterly Data (Unaudited)                                                                1994
(Dollars in millions, except per share data)   First     Second(a)         Third     Fourth(b)
Sales                                      $   989.6     $ 1,130.5     $ 1,188.8     $ 1,148.6
Cost of sales                                  746.3         857.3         883.5         890.2
Income (loss) before income taxes
     and extraordinary item                      3.4           3.5          26.2         (48.3)
Income taxes                                    16.7          14.9          15.1          15.8
Income (loss) before extraordinary item        (13.3)        (11.4)         11.1         (64.1)
Extraordinary loss on retirement of debt          -             -             -           (8.7)
     Net income (loss)                     $   (13.3)    $   (11.4)    $    11.1     $   (72.8)

Per common share:
     Income (loss) before
           extraordinary item              $    (.22)     $   (.19)    $     .19     $   (1.07)
     Extraordinary loss on
           retirement of debt                     -             -             -           (.15)
     Net income (loss)                     $    (.22)     $   (.19)    $     .19     $   (1.22)
Average number of common shares
     and equivalents (thousands)              59,804        59,977        59,954        59,999

(a) Results for the second quarter of 1994 included pre-tax charges of $40 million ($34 million after tax) related to employee severance, consolidation of production facilities, the implementation of cost reduction actions, and a provision for losses on operating assets expected to be disposed of prior to the expiration of their originally estimated useful lives.
(b) The fourth quarter of 1994 included a one-time special charge of $20 million in connection with the amendment of certain agreements in anticipation of the initial public offering of the Company's common stock.

                                                                                          1993
(Dollars in millions, except per share         First      Second(c)       Third         Fourth
data)

Sales                                      $   879.4     $   995.5     $   976.5     $   979.1
Cost of sales                                  650.5         754.5         727.7         769.9
Income (loss) before income taxes and
     extraordinary item                         (9.5)        (28.2)          4.1         (46.9)
Income taxes                                     8.1           6.1           7.2          14.8
Loss before extraordinary item                 (17.6)        (34.3)         (3.1)        (61.7)
Extraordinary loss on retirement of debt          -          (91.9)           -             -
     Net loss                              $   (17.6)    $  (126.2)    $    (3.1)     $  (61.7)
Per common share:
     Loss before extraordinary item        $    (.37)    $    (.65)    $    (.05)     $  (1.04)
     Extraordinary loss on
          retirement of debt                      -          (1.55)           -             -
     Net loss                              $    (.37)    $   (2.20)    $    (.05)     $  (1.04)
Average number of common shares and
     equivalents (thousands)                  59,247        59,390        59,225        59,390

 (c) The second quarter of 1993 included $8 million of charges for plant shutdowns and other cost reduction actions.