Form 10-K405, Exhibit 13
period 1995-12-31
AMERICAN STANDARD COMPANIES INC
filed 1996-03-29
CIK 836102

EXHIBIT 13


AMERICAN STANDARD COMPANIES INC. 1995 ANNUAL REPORT

"OUR COMPANY GROWS STRONGER
EVERY YEAR, BETTER ABLE TO
OUTPERFORM INDUSTRY COMPETITORS.
DEMAND FLOW TECHNOLOGY
IS THE FOUNDATION OF OUR SUCCESS."

     [GRAPHIC OF GLOBE]

American Standard is a global, diversified manufacturer. Its operations are comprised of three segments: Air Conditioning, Plumbing Products, and Automotive Products.

         Air Conditioning Products develops and manufactures Trane(R) and American Standard(R) air conditioning equipment for use in central air conditioning systems for commercial, institutional and residential buildings.

         Plumbing Products develops and manufactures American Standard(R), Ideal Standard(R), Standard(R) and Porcher(R) bathroom and kitchen fixtures and fittings.

         Automotive Products develops and manufactures commercial and utility vehicle braking and control systems under the WABCO(R) brand.

         The Company is a worldwide leader in Demand Flow(R) Technology ("Demand Flow" or "DFT"), having implemented Demand Flow processes in its manufacturing facilities and administrative activities. DFT enhances customer service by reducing manufacturing cycle time, increasing flexibility and improving product quality. It also improves productivity by reducing non-value-added work, increasing inventory turnover, reducing working capital requirements and liberating both manufacturing and warehouse space.

         American Standard and its 37 joint ventures operate 102 manufacturing facilities in 34 countries. The Company employs approximately 43,000 people worldwide.

CONTENTS
----------------------------------------------------------------------------
Financial Highlights                                                        1

Letter to Stockholders                                                      2

Demand Flow Technology                                                      6

Financial Contents                                                         13

Directors and Officers                                                     43


Demand Flow(R) is a registered trademark of the J-I-T Institute of Technology, Inc.

FINANCIAL HIGHLIGHTS

                                                                                1995          1994              Change
----------------------------------------------------------------------------------------------------------------------
Year Ended December 31, (Dollars in millions except per share amounts)

Sales                                                                        $ 5,221        $ 4,457              17.1%

Operating Income (a)                                                         $   534        $   355              50.4%

Operating Margin (a)                                                            10.2%           8.0%              2.2

Income (Loss) Before Extraordinary Item                                      $   142        $   (77)           $  219
   Per Share                                                                 $  1.90        $ (1.29)           $ 3.19

Demand Flow Performance
   Inventory Turnover (b)                                                       10.7x           9.7x              1.0x
   Operating Working Capital
      as a Percent of Sales (c)                                                  4.9%           4.9%               --
   Net Cash Provided by
      Operating Activities                                                   $   348        $   257              35.4%

(a) 1994 includes $40 million of special charges applicable to consolidation of production facilities, employee severance, other cost reduction actions and a provision for loss on the early disposition of certain assets.

(b) Following year's first quarter projected cost of sales annualized divided by adjusted inventories as of December 31.

(c) Operating Working Capital as of December 31 divided by annualized fourth quarter sales. Operating Working Capital is defined as net accounts receivable and adjusted inventories less accounts payable, accrued payrolls and other accrued liabilities.

SALES - $5.2 Billion
     BUSINESSES
Air Conditioning     57%
Plumbing             24%
Automotive           19%

     GEOGRAPHY
U.S.                 46%
Europe               36%
Far East and Other   12%
U.S. Residential
  Construction        6%

OPERATING INCOME - $534 Million
     BUSINESSES
Air Conditioning     49%
Plumbing             22%
Automotive           29%

     GEOGRAPHY
U.S.                 46%
Europe               45%
Far East and Other    9%

TO OUR STOCKHOLDERS

1995 WAS A WATERSHED YEAR FOR OUR COMPANY AS WE COMPLETED OUR FIRST YEAR BACK IN
    THE PUBLIC ARENA. CONSOLIDATED SALES AND OPERATING INCOME ROSE TO RECORD LEVELS AS WE CONTINUED TO BUILD THE SOLID FOUNDATION NECESSARY TO ACHIEVE OUR STATED CORPORATE PERFORMANCE GOALS FOR OUR EXISTING BUSINESSES: 15 INVENTORY TURNS, 15% OPERATING MARGIN AND ZERO WORKING CAPITAL. APART FROM THESE PERFORMANCE GOALS, WE HAVE ALSO TARGETED A FIVE-YEAR STRETCH GOAL OF
    $10 BILLION IN CONSOLIDATED SALES BY THE YEAR 2000. SPECIFICALLY....

-   REVENUES ROSE 17% TO $5.2 BILLION.

- OPERATING MARGINS INCREASED BY 2.2 POINTS TO 10.2%, RESULTING IN RECORD INCOME OF $534 MILLION -- A 50% INCREASE FROM THE PRIOR YEAR (35% EXCLUDING SPECIAL CHARGES INCURRED IN 1994).

- INVENTORY TURNS -- A KEY INDICATOR IN OUR COMPANY -- ROSE BY ONE FULL TURN TO 11, AND WORKING CAPITAL IS ONLY 5 CENTS PER DOLLAR OF SALES.

- NET INCOME WAS POSITIVE FOR THE FIRST TIME SINCE OUR COMPANY WENT PRIVATE EIGHT YEARS AGO, REACHING $142 MILLION OR $1.90 PER SHARE.

    Automotive Products (WABCO) had an outstanding year with impressive across-the-board performance: $1.0 billion in sales, $155 million in operating income and a Company-leading inventory turn rate of 16.5. These achievements were complemented by Air Conditioning Products (Trane) which had another record year. Driven largely by the strength of its commercial business and rapid international growth, particularly in the Far East, Air Conditioning Products achieved $3.0 billion in sales, $259 million in operating income and inventory turns of 10.2.

         Plumbing Products posted $1.3 billion in sales and $120 million in operating income with inventory turns increasing to 9.0. We are disappointed, however, that year-to-year sales growth was limited to 4% while adjusted operating income declined 8%. With the exception of U.S. Plumbing Products (USPP), whose performance has begun to turn around, this segment had a difficult year in terms of both markets and operations. Markets were weak in Europe, particularly in Germany and France, and the stagnant economies of Canada and Mexico have shown no signs of recovery. Operationally, protracted start up and realignment activities in the U.S., Canada and the Czech Republic further depressed earnings. Despite these difficulties, we are confident that

            [GRAPH TITLED $600 MILLION REDUCTION IN WORKING CAPITAL] performance will improve. The majority of these start-up issues are being resolved, DFT implementation continues and USPP is beginning to contribute to earnings. We also foresee a European recovery, but beginning in late 1996.

         We continue to work on the areas which will have the most lasting impact on the growth of our businesses: GLOBALIZATION, LEADING MARKET POSITIONS, NEW PRODUCTS AND TECHNOLOGIES AND DEMAND FLOW TECHNOLOGY.

GLOBALIZATION

    Our global expansion efforts remain in high gear, particularly in the Pacific Rim. In China, we have 11 joint ventures -- seven in Plumbing Products, three in Air Conditioning Products and one in Automotive Products. This gives us a solid manufacturing base from which to reach our goal of $1.0 billion of sales in China by the year 2000. Additionally, we acquired an air conditioning business in Australia and are building a new plumbing fittings plant in Thailand. Our new joint venture company in Vietnam will begin manufacturing vitreous china fixtures in early 1997.

         In Europe, we consolidated our ownership in Etablissements Porcher, the leading plumbing manufacturer in France. Through this acquisition we expect to improve the overall performance of our plumbing business in France. We also acquired Tantofex Limited, a leading kitchen and bathroom fittings manufacturer in the United Kingdom, thus enhancing and expanding our plumbing products business in that country.

         In Mexico, the acquisition of a new vitreous china plant and the expansion of existing facilities will significantly add to our production capacity. We also have recently completed the acquisition of a plant to manufacture air conditioning products in Brazil.

LEADING MARKET POSITIONS

    We continue to enhance our market positions by developing products and technologies that meet market needs and broaden our product lines. The ban on chlorofluorocarbon (CFC) refrigerants is having a catalytic effect on the commercial air conditioning business worldwide, and demand is growing to retrofit or replace chillers with those using alternate refrigerants. We are meeting this demand in part with our Trane Earth-Wise(TM) CenTraVac(R) chiller, the most energy efficient product on the market based on rating conditions from ARI (Air-Conditioning & Refrigeration Institute). We are investing $100 million to expand manufacturing capacity worldwide to meet the market growth for replacement of chillers using CFCs, an estimated $6 billion market, over the next decade. The manufacture of specialty air handling systems and a new residential product line will further enhance our capacity to grow Trane's market share.

         Our WABCO Automotive Products business is increasing its penetration of markets with a broadening electronic product range. In 1995, this segment's market was helped by growing demand from Eastern Europe which was supplied primarily from the used-vehicle market in Western European countries. Economic difficulties in some Western European countries, however, are expected to slow industry growth in 1996. Phase-in requirements for anti-lock braking systems (ABS) on heavy-duty commercial vehicles manufactured in the U.S. are scheduled to begin in 1997. This will further accelerate the growth of our U.S. joint venture partnership, Rockwell-WABCO, which enjoys a strong market position.

NEW PRODUCTS AND TECHNOLOGIES

    We continue to make significant investments in the research and development of new products and processes. In the latter part of 1996, WABCO will launch its electronic braking or "brake-by-wire" system (EBS), and has already obtained long-term commitments to use EBS from major European truck and bus manufacturers. In like manner, we are securing future business for the new air disc braking system developed by the recently acquired Perrot Bremsen company in Germany.

         The launch of Trane's new absorption commercial chillers will increase our market share in this growing segment of the air conditioning industry. Leveraging a core competency, we will continue to develop leading edge compression technology for the next generation of air conditioning products.

DEMAND FLOW TECHNOLOGY

         Our Company grows stronger every year, better able to outperform industry competitors. Demand Flow Technology (DFT) is the foundation of our success. It has evolved from a business strategy to a core competency of our Company. DFT permeates everything we do -- our management philosophy, performance measures, compensation and incentives and commitment to training. Its impact on our Company grows each year as the concept evolves.

         The success we have attained in improving manufacturing productivity and efficiency has inspired us to expand the DFT model to all areas of our operations. Our vision in undertaking this massive change is to become a truly responsive and learning organization. In January of 1995, we took the first steps toward becoming a process-structured Company, one which is organized around processes as opposed to traditional functions. This reorganization is ongoing and is beginning to yield results. Our goal is to respond quickly to the vagaries of our rapidly changing world, constantly improving capacity to best serve our customers wherever they may be. This journey is not an easy one, but we are determined. We are indebted to change-leaders like Dr. Michael Hammer who has influenced our transition towards a process organization. We also owe a great deal to our associates worldwide who are embracing this change with enthusiasm.

         Although our goals -- inventory turns of 15, operating margin of 15% and zero working capital -- may seem unattainable, many of our operations have already reached or surpassed them. DFT is the reason why. The key elements that make up and drive this technology, which we are so passionately committed to, are described in the following pages.

         The ability to reach these goals depends on our capacity to develop the potential of all associates worldwide. We continue to eliminate both visible and unseen cultural and structural barriers that impede the exchange of information. Removing these barriers will encourage shared learning, thus enhancing our associates' professional growth and our Company's competitiveness. The end result of all our efforts must be the creation of stockholder value.

         American Standard's future is very exciting. We are expanding into more countries each year. Advanced products and new technologies have positioned us as market leaders throughout the world. Through the application of Demand Flow Technology, we have distinguished ourselves from industry competitors. We have not achieved these accomplishments, however, on our own. Our joint venture partners, suppliers and distributors have also committed themselves to and supported our DFT efforts, for which we thank them, and to our associates worldwide, thank you for your continued dedication to making American Standard a dynamic enterprise. We also thank our customers for their loyalty and patronage. Finally, we thank our stockholders for their confidence in our abilities to excel in all we do.

                               Sincerely yours,

                               Emmanuel A. Kampouris

                               Chairman, President and Chief Executive Officer
                                American Standard Companies Inc.

                                      [PHOTO OF EMMANUEL A. KAMPOURIS]

DEMAND FLOW TECHNOLOGY ... THE FOUNDATION OF OUR SUCCESS.

AT WABCO'S AUTOMOTIVE PLANT IN HANNOVER, GERMANY, ORDERS POUR IN DAILY FROM
    EUROPEAN TRUCK MANUFACTURERS LIKE MERCEDES BENZ, VOLVO AND SCANIA FOR UP TO 2,000 DIFFERENT MODELS OF BRAKING CONTROLS AND COMPONENTS -- ANY OF WHICH CAN BE PRODUCED ON ANY GIVEN DAY.

IN LA CROSSE, WISCONSIN, TRANE'S MANUFACTURING UNIT CAN PROCESS, BUILD AND SHIP
    ORDERS FOR CUSTOM-BUILT CENTRIFUGAL CHILLERS IN JUST 13 WORKING DAYS COMPARED WITH 63 DAYS FIVE YEARS AGO.

AT THE IDEAL STANDARD PLUMBING PRODUCTS MEXICAN PLANTS IN SANTA CLARA AND
    AGUASCALIENTES, MANUFACTURING CYCLE TIMES HAVE BEEN REDUCED FROM 7 DAYS TO 3-1/2 DAYS AND EXPORT DELIVERY CYCLE TIMES HAVE BEEN REDUCED FROM SIX WEEKS TO 10 DAYS.

    No matter where you are in the world, American Standard companies are uniquely capable of delivering high-quality products in the shortest time and at the lowest possible cost. That's because American Standard is a global pioneer in applying Demand Flow(R) Technology. DFT, a customer-responsive business system, focuses on building quality products by integrating and synchronizing work processes in a continuous flow. DFT optimizes all resources -- people, machines and materials -- within a process providing a mathematically defined solution for maximizing their potential. It is a powerful tool to both evaluate and change work processes. Experimentation and change are constants in DFT, leading to continuous improvement. The flow process is designed to be fast and efficient, enabling our companies to gain competitive advantages by better serving customers through speed in product design and order fulfillment while improving quality and productivity.

         Few companies have gained competency in company wide application of DFT. American Standard, however, is different. Today, we are the largest global manufacturer successfully applying this powerful technology throughout all its operations. Our company's three businesses -- Air Conditioning, Plumbing and Automotive Products -- excel in virtually every DFT performance measure: inventory turns, manufacturing cycle time reduction, materials and parts management and productivity. Our operating results reflect this heightened performance. Through the worldwide application of DFT, we have significantly improved our performance.

MANUFACTURING CYCLE TIME REDUCTION -
A COMPETITIVE ADVANTAGE

[CHART SHOWING MANUFACTURING CYCLE TIME
REDUCTION--A COMPETITIVE ADVANTAGE]

[GRAPHIC 1]

- Color coded Operational Method Sheets graphically communicate tasks to be performed at each workstation - (red areas) validate work performed at preceding station (TQC check), (yellow) assembly to be performed and (blue) verification of own work before passing unit to next station. The double check on quality at each workstation throughout the manufacturing process minimizes production defects and costly rework. Separate method sheets are prepared for each of three different furnace model families being built concurrently on this production line.

[GRAPHIC 2]

- In Demand Flow manufacturing, subassemblies are built on feeder lines simultaneously with main line production. The pace of the subassembly operation is set to maintain a one piece flow with the assembly line. At this work cell, three furnace manifold and burner subassemblies are continuously in preparation because installation into the furnace unit takes one-third the time required to assemble the manifold and burner.

[GRAPHIC 3]

- Production team associates tear off a yellow card from a board each time a part is used in the subassembly area. An orange card indicates it is time to replenish the part directly from the supplier. Managing materials in this way shortens the replenishment cycle, and reduces the inventory level and the number of people needed to handle material replenishment.

RIGHT TIME, RIGHT PLACE

    American Standard adopted DFT during the cash constrained period following its management-led leveraged buyout. The urgency to maximize cash flow was a powerful motivator to change. The very survival of the Company depended on it. After an extensive review of various process technologies practiced and being developed around the world, we adopted DFT. We believed DFT could inject speed and efficiency into our operations, freeing excess working capital in the process and generating additional cash flow to keep our businesses viable. Adopting the technology forced a radical transformation in how we manage our businesses. We dismantled our decades-old, rigid organizational manufacturing model and created a new one.

         In a traditional manufacturing environment, as was American Standard's approach for years, production is run in "batches" intended to achieve an efficient level of production and meet forecasted demand. The consequence of this approach is that it takes weeks or months to manufacture products while tying up millions of dollars in excess inventory. Bound by rigid organizational structures and outdated, inflexible computer systems for scheduling raw material delivery and production, our traditional manufacturing approach resulted in merely average performance.

CREATING DEMAND FLOW PROCESSES

    The DFT process starts with an analysis and sequencing of all tasks, labor and machines, necessary to create product. Production cycle times are dramatically reduced by eliminating non-value added activities. Cycle times that used to take weeks to complete are often found to involve only a few hours of actual manufacturing time.

         Within manufacturing, DFT employs a mathematical model to redesign a plant layout to optimize work flow. Using pre-determined formulae, this model provides a framework to reposition work processes and materials, governs the timing and release of materials into the process and adjusts people resources -- all based on actual customer demand. Simple signaling techniques are integrated with the "flow line" to provide material replenishment and improve process efficiency. DFT's advantage is to optimize the overall flow and quality of products manufactured in an environment where every model can be produced every day.

RETHINKING PRODUCTION - DEMAND FLOW MANUFACTURING

    Only when an order is received does the fulfillment process start to "flow." Parts and materials, positioned for quick assembly, are "pulled through" the manufacturing flow process to create the product ordered.

[GRAPHIC 4]

- More than 30,000 associates have been trained in DFT concepts and techniques. Through the American Standard College, training efforts now also encompass skills development in process management and team building.

[GRAPHIC 5]

- Another training cornerstone is the Trane Graduate Engineer Program. Recruited from the most prominent colleges and universities worldwide, engineering graduates complete an intensive course of study to become commercial systems marketing, design and sales professionals.

[GRAPHIC 6]

- A modern training facility recently opened in Taicang, China. The facility is equipped with audio training booths for English language exercises and an array of personal computers for computer skills development. It also includes video conferencing capabilities.

    The pace is rapid. Production is laid out in "cells" consisting of groups of dissimilar machines to maintain a steady, progressive flow of work with quality controlled upon entering and leaving each work station. Subassembly is simultaneous in feeder lines connected to the main flow line at the critical point of integration. High-speed equipment setups and quick tooling changeovers are used when possible to provide flexibility and reduce nonproductive time. Associate teams are cross-trained to work routinely one step ahead and one step behind their own job. This designed flexibility eliminates bottlenecks, balances work flow and improves productivity. Production road maps or "operational method sheets" are used by team members to check both quality and work requirements at each stage in the process. Managing the processes this way ensures consistent quality from product to product and model to model. Production is then shipped to customers within hours or days of order receipt compared with weeks and months using traditional manufacturing systems. DFT eliminates millions of dollars of inventories, substantially reducing manufacturing and warehouse space.

DEMAND-BASED MANAGEMENT

    Once Demand Flow manufacturing processes are in place, a technique known as demand-based management (DBM) is used to manage daily customer demand. DBM uses software linking the key elements of production -- people, orders, materials and equipment. This integrated system provides real-time data for fast, accurate production based on actual demand. Several American Standard companies are pilot testing DBM software in anticipation of a Company-wide roll out.

COMPETITIVE ADVANTAGE

    A new competitive mentality is at work at American Standard. Serving the customer better demands innovative product design, fast product development cycles and faster product manufacturing cycles. Being faster to process an order, manufacture a high-quality product and deliver it to the customer at the lowest possible cost creates a competitive advantage and improves market share.

EXPANDING THE PROCESS MODEL

    With the efficient DFT manufacturing flow process as our guide, American Standard is taking another bold step. We are attacking the "functional silos" rooted in the traditional organizational hierarchy. In their place, you will find a wholly reorganized company structured around processes. Because no other company, to our knowledge, has attempted this level of implementation, we believe the only boundaries on performance improvements are our own limitations.

[GRAPHIC 7]

- Information sharing, participative decision-making and associate empowerment are critical to our efforts to bring innovation, quality, speed to market and value to the customer.

[GRAPHIC 8]

- Open office environments enable better communication and quick response to customer needs.

[GRAPHIC 9]

- Actively soliciting customer feedback and channeling it through our business processes gives American Standard companies a distinct competitive advantage.

         American Standard companies worldwide are organizing around five common processes: BUSINESS STRATEGY, NEW PRODUCT DEVELOPMENT, ORDER ACQUISITION OR OBTAINMENT, ORDER FULFILLMENT AND AFTERMARKET OR CUSTOMER SERVICE. This new organization, which is just taking shape, will support specific work flow to enhance servicing our customers. Processes are being identified and then reengineered to support our customers' need for speed, quality and value. Walls are being removed and cross-functional associate teams are collocated to improve communication, work flow and overall process performance. Accounting methods have been updated to provide reporting and measurement aligned with the new flow process organization. New team-based performance incentives are also being created. By expanding this process model, we expect to reduce significantly our overhead costs.

TRAINING ... THE PATH TO CHANGE

    Structurally and culturally, American Standard companies are undergoing tremendous change. Plants and offices have been redesigned and rearranged to accommodate an efficient process flow. Our processes will never truly "flow," however, without changing behaviors.

         American Standard is fortunate to have a highly skilled and dedicated work force. Through extensive training, we are learning new skills to become more proficient in our roles in a process organization and more involved in our Company's daily business operations. Through DFT, all associates have a more meaningful role in our success.

         Since first introduced in 1990, DFT manufacturing concepts and techniques have been taught to more than 30,000 associates worldwide; an investment that continues to grow. DFT training emphasized team-based performance, associate empowerment and multi-skill development.

         The expansion of the process model to all other areas of our operations entails even more training. In July 1995, the American Standard College was chartered. Its mission is to create a dynamic learning environment in which associates can develop the skills and knowledge needed to work in our new process structure. Based in the United States, the college is a "virtual" learning center, moving as needed to meet the training needs of our associates. Course instructors are drawn from our diverse businesses worldwide. The American Standard College collects best practice experiences and disseminates them globally. Our training is already paying big dividends, and we expect an even bigger payoff in the future. For this reason, we are confident in our ability to continually set new performance standards.

FINANCIAL CONTENTS
--------------------------------------------------------------------------------
Five Year Financial Summary                                                   14

Management's Discussion and Analysis

 Overview                                                                     15

 Air Conditioning Products                                                    16

 Plumbing Products                                                            17

 Automotive Products                                                          19

 Financial Review                                                             20

Management's Report on Financial Statements                                   23

Report of Independent Auditors                                                24

Financial Statements                                                          25

FIVE YEAR FINANCIAL SUMMARY

                                                                           1995      1994         1993         1992             1991
------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, (Dollars in millions, except per share data)

SEGMENT DATA
Sales:
  Air Conditioning Products                                             $ 2,953   $ 2,480      $ 2,100      $ 1,892      $ 1,836(c)
  Plumbing Products                                                       1,270     1,218        1,167        1,170        1,018
  Automotive Products                                                       998       759          563          730          741
                                                                        -------   -------      -------      -------      ---------
                                                                        $ 5,221   $ 4,457      $ 3,830      $ 3,792      $ 3,595
                                                                        =======   =======      =======      =======      =======
Operating Income:
  Air Conditioning Products                                             $   259   $   182(a)   $   133(a)   $   104      $    55(c)
  Plumbing Products                                                         120       111(a)       108(a)       108           66
  Automotive Products                                                       155        62(a)        41(a)        88          121
                                                                        -------   -------      -------      -------      -------
                                                                            534       355          282          300          242
Interest expense                                                           (213)     (259)        (278)        (289)        (286)
Corporate items                                                             (94)     (111)(b)      (85)         (63)         (44)
                                                                        -------   -------      -------      -------      -------

Income (loss) before income taxes, extraordinary item and
  cumulative effects of changes in accounting principles                    227       (15)         (81)         (52)         (88)
Income taxes                                                                (85)      (62)(a)      (36)          (5)         (23)
                                                                        -------   -------      -------      -------      -------
Income (loss) before extraordinary item and cumulative
  effects of changes in accounting principles                           $   142   $   (77)     $  (117)     $   (57)     $  (111)
                                                                        =======   =======      =======      =======      =======
    Per share                                                           $  1.90   $ (1.29)     $ (2.11)     $ (1.24)     $ (2.14)
                                                                        =======   =======      =======      =======      =======


OTHER DATA
Demand Flow Performance:

  Inventory turnover (d)                                                   10.7x      9.7x         7.5x         6.0x         4.9x
  Operating working capital as a percent of sales (e)                       4.9%      4.9%         5.9%         7.5%         8.6%
  Net cash provided by operating activities                             $   348   $   257      $   201      $   174      $   241

(a) Includes $40 million of special charges in 1994 (and the related tax benefit of $7 million) applicable to consolidation of production facilities, employee severance, other cost reduction actions, and a provision for loss on the early disposition of certain assets; and $8 million in 1993 related to plant shutdowns and other cost reduction actions as follows (in millions):

                                                          1994                1993
                                                          ----                ----
     Air Conditioning Products                             $ 7                 $ 5
     Plumbing Products                                      19                   1
     Automotive Products                                    14                   2
                                                           ---                 ---
                                                           $40                 $ 8
                                                           ===                 ===

(b) Includes a one-time special charge of $20 million in 1994 incurred in connection with the amendment of certain agreements in anticipation of the Company's initial public stock offering.

(c) Air Conditioning Products included Tyler Refrigeration: sales of $99 million and operating loss of $18 million (including $22 million loss on sale).

(d) Following year's first quarter projected cost of sales annualized divided by adjusted inventories as of December 31.

(e) Operating working capital as of December 31 divided by annualized fourth quarter sales. Operating working capital is defined as net accounts receivable and adjusted inventories less accounts payable, accrued payrolls and other accrued liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The Company achieved record sales and operating income in 1995, a significant improvement compared with 1994, primarily as a result of higher volumes, market share gains and improved margins, especially in the Air Conditioning and Automotive Products segments. In the first quarter of 1995 the Company completed the initial public offering of its common stock (the "IPO"), the net proceeds of which, totaling $281 million, were used to repay indebtedness, contributing to lower interest expense for the year.

RESULTS OF OPERATIONS FOR 1995 COMPARED WITH 1994 AND 1994 COMPARED WITH 1993

Consolidated sales for 1995 were $5,221 million, an increase of $764 million, or 17% (15% excluding the favorable effects of changes in foreign exchange rates), from $4,457 million in 1994. Sales increased for all three segments with gains of 19% for Air Conditioning Products, 4% for Plumbing Products and 31% for Automotive Products.

         Consolidated sales for 1994 of $4,457 million, were up 16% (with little effect from foreign exchange) from $3,830 million in 1993. Sales increased 18% for Air Conditioning Products, 4% for Plumbing Products and 35% for Automotive Products.

         Operating income for 1995 was $534 million, an increase of $179 million, or 50% (46% excluding the favorable effects of foreign exchange), from $355 million in 1994. Operating income increased 42% for Air Conditioning Products, 8% for Plumbing Products and 150% for Automotive Products. Operating income for 1994 included charges of $26 million related to employee severance, the consolidation of production facilities and the implementation of other cost reduction actions. In 1994 the Company also provided $14 million for losses on operating assets expected to be disposed of prior to the expiration of their originally estimated useful lives. Excluding those special charges from 1994, operating income in 1995 increased 35% (31% excluding favorable foreign exchange effects) from an adjusted operating income of $395 million in 1994. Excluding such special charges and the favorable effects of foreign exchange, operating income increased 38% for Air Conditioning Products and 85% for Automotive Products but declined by 11% for Plumbing Products.

         Operating income for 1994 was $355 million, an increase of $73 million, or 26% (with little effect from foreign exchange), from $282 million in 1993 as a result of gains in each segment, especially Automotive Products and Air Conditioning Products. The year 1993 included $8 million of special charges for plant shutdowns and other cost reduction actions. Excluding the special charges recorded in the years 1994 and 1993, operating income would have increased to $395 million from $290 million, or 36%, in 1994 over 1993.

RESULTS OF OPERATIONS BY SEGMENT

AIR CONDITIONING PRODUCTS SEGMENT

                                                    1995       1994        1993
-------------------------------------------------------------------------------
Year Ended December 31, (Dollars in millions)

Sales:
   U.S. portion                                  $ 2,347    $ 2,087     $ 1,786
   International portion                             606        393         314
                                                 -------    -------     -------
        Total                                    $ 2,953    $ 2,480     $ 2,100
                                                 =======    =======     =======

   Export sales included in U.S. portion         $   195    $   172     $   156
                                                 =======    =======     =======
Operating Income (Loss):
   U.S. portion                                  $   245    $   195     $   148
   International portion                              14        (13)        (15)
                                                 -------    -------     -------
        Total (a)                                $   259    $   182     $   133
                                                 =======    =======     =======

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

         Sales of Air Conditioning Products increased 19% (with little effect from foreign exchange) to $2,953 million for 1995 from $2,480 million for 1994, as a result of significant sales gains in the U.S. and expanding international sales. The 1995 increase followed a gain of 18% in 1994 from $2,100 million in 1993. Commercial markets account for approximately 75% of Air Conditioning Products' total sales. Over 60% of total sales is to the replacement, renovation and repair markets.

         Operating income of Air Conditioning Products increased 42% to $259 million in 1995 from $182 million in 1994. The increase was attributable primarily to the effects of higher volumes in both U.S. and international operations and further reflects that 1994 included special charges of $7 million related to the consolidation of production facilities, employee severance and other cost reduction actions. Operating income of Air Conditioning Products increased 37% to $182 million in 1994 from $133 million in 1993. That improvement was principally the result of increased operating income in the United States due to higher sales together with cost reductions.

United States -- In 1995 U.S. sales increased 12% over those of 1994. Markets in the U.S. continued to improve in 1995 in both commercial replacement and commercial new-construction. The U.S. portion of sales of commercial products increased because of higher volume resulting from improved markets, accelerated demand for chiller replacement (due to the ban on CFC refrigerant production), higher prices, gains in market share, higher export sales and the acquisition of additional sales offices. The increase in export sales was mainly attributable to higher volumes to the Far East, together with smaller increases in exports to Europe and Latin America. Sales of residential products increased primarily from higher replacement volume, partly offset by the effect of lower prices on certain products due to competitive market conditions. Operating income for the U.S. portion of Air Conditioning

AIR CONDITIONING 1995 Sales - $3.0 Billion


  BUSINESS MIX                      GEOGRAPHY                           MARKETS
Commercial     75%              U.S.                 79%             Replacement, Renovation
Residential    25%                Exports from U.S.   7%               and Repair              60%
                                International        21%             New Construction          40%


Air Conditioning Products is the Company's largest business segment. While the U.S. commercial business, driven by the replacement, renovation and repair markets, is the largest, the international business, particularly in the Far East, is growing rapidly.

Products increased 26% in 1995 compared with 1994, as a result of the increased sales of commercial products, reduced by lower operating income on residential products due to competitive pricing pressures and increased raw material costs.

            In 1994 U.S. sales increased 17% over those of 1993. Sales of commercial products increased 18% because of higher volume (attributable to improved markets, gains in market share, higher export sales, and the acquisition of sales offices) and a shift to newer, larger-capacity, higher-efficiency products. Residential sales were up 15% due to improved replacement and new-construction markets and share gains from the success of new and redesigned products and improved distribution channels. The increased sales, together with cost reductions, resulted in a 32% increase in U.S. operating income in 1994 over 1993.

International -- International sales increased 54% (50% excluding foreign exchange effects) in 1995, principally due to expanding operations in the Far East and Latin America (including operations in Thailand, Australia and Brazil which were consolidated beginning in 1995), improved commercial markets and higher volume in Europe. As a result of the higher sales and improved margins, international operations achieved operating income of $14 million compared with an operating loss of $13 million in 1994, reflecting operating improvements achieved in Europe and the reorganization and sale of certain Hong Kong operations in conjunction with establishing operations directly in the People's Republic of China ("PRC").

         International sales increased 25% in 1994, due principally to volume increases in the Far East and Latin America. Despite significantly higher sales, international operations incurred an operating loss similar to that of 1993. Latin American and Far East operations declined slightly, reflecting costs of expansion. Offsetting these declines was an improvement in European results, albeit a loss because of poor economic conditions and competitive price pressures.

Backlog -- The worldwide backlog for Air Conditioning Products as of December 31, 1995, was $607 million, essentially at the same high level as of a year earlier (excluding the favorable effects of foreign exchange) reflecting continued strong demand for commercial products.

PLUMBING PRODUCTS SEGMENT

                                                     1995        1994        1993
---------------------------------------------------------------------------------
 Year Ended December 31, (Dollars in millions)

 Sales:
        International portion                     $   897     $   884     $   865
        U.S. portion                                  373         334         302
                                                  -------     -------     -------
             Total                                $ 1,270     $ 1,218     $ 1,167
                                                  =======     =======     =======
 Operating Income (Loss):
        International portion                     $   121     $   138     $   131
        U.S. portion                                   (1)        (27)        (23)
                                                  -------     -------     -------
             Total (a)                            $   120     $   111     $   108
                                                  =======     =======     =======

(a) Includes $19 million of special charges in 1994 and $1 million in 1993.

    The international portion of Plumbing Products is composed of the European Plumbing Products Group, the Americas International Group and the Far East Group. The U.S. portion is generated primarily by the U.S. Plumbing Products Group and by export sales from the U.S.

         Sales of Plumbing Products increased 4% (with little overall effect from foreign exchange) to $1,270 million in 1995 from $1,218 million in 1994, as sales improved 1% for international operations and 12% for U.S. operations. The sales gain for international operations was primarily attributable to volume and price gains in Italy and to a lesser extent in Greece and the United Kingdom ("U.K."), partly offset by lower sales in Germany, France, Canada and Mexico as a result of weak economic conditions in those countries. Sales in the U.S. increased because of improved markets and expanded distribution through retail sales channels. A basic shift from the wholesale distribution channel to the retail sales channel has been growing in recent years, a trend the Company believes will continue and lead to increased sales because of strong product and brand-name recognition. Retail markets accounted for 26% of total 1995 U.S. plumbing products sales, up from 24% in 1994.

         Sales of Plumbing Products increased 4% (6% excluding the unfavorable effects of foreign exchange) to $1,218 million in 1994 from $1,167 million in 1993. The exchange-adjusted improvement resulted from sales increases of 4% for international operations and 11% for U.S. operations. The sales gain for international operations was led by volume and price gains as economic conditions in several countries (particularly the U.K. and Germany) showed modest improvement over the prior year. Sales also improved in Thailand, Korea and Mexico, all on higher volumes. These increases were offset partly by lower sales in Canada and Brazil where poor economic conditions persisted, and by the effect of the deconsolidation of operations in the PRC, which in April 1994 were contributed to the new joint venture operating in that country. Sales in the U.S. increased as a result of improved markets and an expanded retail customer base.

         Operating income of Plumbing Products was $120 million for 1995 compared with $111 million for 1994, an increase of 8% (4% excluding foreign exchange effects), because of improved results in the U.S., reduced by lower operating income for international operations. In 1994 operating income for U.S. operations included a provision of $14 million related to certain assets that will be disposed of prior to the expiration of their originally estimated useful lives. Overall Plumbing Products' results were also negatively affected in 1994 by a provision of $5 million related to employee severance and other cost reduction actions. Excluding such provisions and the effects of foreign exchange from 1994, 1995 operating income would have decreased 11% from 1994. The decrease in operating income for international operations in 1995 was principally due to the aforementioned market weakness in Germany, France, Canada and Mexico, start-up expenses of new operations in the Far East, operating difficulties in the Czech Republic and lower profitability in Brazil and Korea. In addition, because Italian and U.K. operations purchase products from Germany, the strength of the Deutschemark against Italian and U.K. currencies resulted in Italian and U.K. product cost increases that could not be fully recovered through pricing. Operating results in the U.S. improved substantially, to near break even, due to higher sales and lower-cost sourcing from expanded facilities in Mexico, partly offset by costs related to the realignment of U.S. manufacturing operations.

         Operating income of Plumbing Products was $111 million for 1994 compared with $108 million for 1993 as a result of improvements in international operations. Operating income gains reflected the sales improvements and cost reductions in most operations, partly offset by the aforementioned provisions of $19 million in 1994. Provisions of a similar nature in 1993 totaled $1 million. Excluding such provisions, operating income would have increased to $130 million from $109 million, or 19%, in 1994 from 1993.

Backlog -- Plumbing Products' backlog as of December 31, 1995, was $152 million, a decrease of 28% from December 31, 1994 (with little effect from foreign exchange), reflecting economic weakness in Europe and because backlogs in the Far East were unusually high at December 31, 1994.

PLUMBING 1995 Sales - $1.3 Billion

    BUSINESS MIX
Residential      75%
Commercial       25%

      GEOGRAPHY
Europe           50%
U.S.             29%
Other            11%
Far East         10%

       MARKETS
Replacement and
  Remodeling      60%
New Construction  40%

Plumbing Products is the most geographically diverse of the Company's three businesses, deriving the majority of its sales from the replacement and remodeling markets in Europe and the Americas and the fast-growing new construction markets in Asia.

AUTOMOTIVE PRODUCTS SEGMENT

                                                          1995     1994     1993
--------------------------------------------------------------------------------
 Year Ended December 31, (Dollars in millions)
 Sales                                                    $998     $759     $563
 Operating Income (a)                                      155       62       41

(a) Includes special charges of $14 million in 1994 and $2 million in 1993.

         Sales of Automotive Products for 1995 were $998 million, an increase of $239 million, or 31% (20% excluding the favorable effects of foreign exchange), from $759 million in 1994, due to higher volume, partly offset by the effects of lower prices on electronic products. Unit volume of truck and bus production in Western Europe and aftermarket sales improved 23% and 16%, respectively, in 1995. Sales volumes were significantly higher in all markets for commercial vehicle braking and other control systems and in the U.K. for the growing utility vehicle business in that country. In Brazil demand also increased, as truck production grew 11% over the prior year.

         Sales of Automotive Products for 1994 were $759 million, an increase of $196 million, or 35% (with little effect from foreign exchange), from $563 million in 1993. Unit volume of truck and bus production in Western Europe improved significantly and aftermarket sales grew solidly. Sales of Perrot, a German brake manufacturer which the Company acquired in January 1994, contributed $62 million of the increase. Sales volumes were significantly higher in the U.K. as a result of the growing utility vehicle business in that country, in Sweden where truck manufacturing increased by approximately 50%, and in Brazil, France and Spain where demand also increased.

         Operating income for Automotive Products was $155 million in 1995, an increase of 150% (85% excluding both the favorable effects of foreign exchange and special charges of $14 million in 1994 related to employee severance and the consolidation of production facilities). This increase was primarily attributable to the substantially higher sales volume as well as higher margins achieved through implementation of manufacturing process improvements, a reduced salaried workforce, productivity gains and other cost reduction actions.

         Operating income for Automotive Products was $62 million in 1994, an increase of 51% compared with $41 million in 1993 reflecting increased sales volume and the effect of cost reductions, reduced by a loss experienced by Perrot. Operating income for 1994 included the aforementioned special charges of $14 million. Charges of a similar nature in 1993 totaled $2 million. Excluding those charges from the respective years, operating income would have increased to $76 million from $43 million, or 77%, in 1994 over 1993.

Backlog -- Automotive Products' backlog as of December 31, 1995, was $356 million, an increase of 3% from December 31, 1994 (excluding the favorable effects of foreign exchange), as a result of the improved demand.


AUTOMOTIVE 1995 Sales - $1.0 Billion

       GEOGRAPHY
Europe                94%
  Export from Europe  12%
Brazil                 6%

        MARKETS
OEM Conventional      44%
Aftermarket           28%
Electronic            28%

Automotive Products is primarily a European-based business manufacturing original equipment for most of the world's leading producers of trucks, buses and utility vehicles. Aftermarket sales under the WABCO(R) brand serve vehicle owners' add-on and replacement needs. For this segment the electronic products market, including anti-lock braking systems, is the newest and fastest growing.

FINANCIAL REVIEW

1995 Compared with 1994 and 1994 Compared with 1993 -- Interest expense decreased $46 million in 1995 compared with 1994 because of reduced debt (due to the application of the net proceeds from the IPO and cash flow) together with the effect of lower overall interest rates (see "Liquidity and Capital Resources"). Interest expense for 1994 decreased $19 million compared to 1993 primarily as a result of lower overall interest rates achieved through a 1993 refinancing. Corporate items in 1994 included a special charge of $20 million paid in connection with the amendment of certain agreements in anticipation of the IPO. Excluding that special charge, corporate items increased modestly in 1995 because of higher accretion expense related to postretirement benefits, partly offset by higher equity in net income of unconsolidated joint ventures. Corporate items increased in 1994 principally because of the special charge of $20 million.

         The income tax provision for 1995 was $85 million at an effective income tax rate of 37.5% on income (before income taxes and extraordinary item) of $227 million. In 1994 the income tax provision was $62 million, despite a loss (before income taxes and extraordinary item) of $15 million; similarly the income tax provision in 1993 was $36 million despite a loss of $81 million. As a result of higher levels of taxable income in the U.S. in 1995 and expected in 1996, the Company was able to recognize previously unrecognized tax benefits. The 1994 and 1993 provisions reflected the taxes payable on profitable foreign operations, while tax benefits were not available to offset losses on U.S. operations. The provision for 1994 as compared with 1993 was adversely affected by less favorable tax treatment with respect to certain foreign items, particularly in Germany. See Note 5 of Notes to Consolidated Financial Statements.

         As a result of the redemption of debt in 1995, 1994 and 1993 with proceeds of refinancings, those years included extraordinary charges of $30 million, $9 million and $92 million, respectively (including call premiums, the write-off of unamortized debt issuance costs and in 1993 the loss on cancellation of foreign currency swap contracts), on which no tax benefits were recorded. See the following section, "Liquidity and Capital Resources" and Note 8 of Notes to Consolidated Financial Statements for a description of these transactions.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities, after cash interest paid of $161 million, was $348 million for 1995, compared with $257 million for 1994. The $91 million increase resulted primarily from improved operating results, partly offset by the effect of increased receivables (reflecting the higher sales volumes). Excluding inventory increases resulting from acquisitions and despite 17% higher sales, the Company was able to reduce inventories by $8 million and increase the number of inventory turns to 10.7 in 1995 from 9.7 in 1994. After allowing for $183 million of net investing activities (principally capital expenditures of $207 million, including $42 million of investments in affiliated companies -- see "Capital Expenditures"), net cash flow used for financing activities amounted to $167 million.

         In the first quarter of 1995 the Company completed the 1995 Refinancing begun in the fourth quarter of 1994 consisting of the October Borrowing, the IPO and the 1995 Credit Agreement (see Note 8 of Notes to Consolidated Financial Statements for a description and definitions). The October Borrowing (totaling $325 million) was used primarily to redeem $317 million of high interest rate bonds with lower-rate bank debt; the net proceeds of the IPO (totaling $281 million) were used to repay indebtedness; and the proceeds of the 1995 Credit Agreement (which provided a secured, multi-currency, multi-borrower facility aggregating $1.0 billion) replaced outstanding borrowings under the Company's previous bank credit agreement, including the October Borrowing.

         Total debt decreased by $281 million in 1995 summarized as follows (dollars in millions):

--------------------------------------------------------------
                                                      Increase
                                                    (Decrease)

Debt repayments from proceeds of IPO                    $(281)
Debt repayments from other cash flows                    (168)
Accretion on subordinated discount debentures              57
Debt assumed in acquisitions of Porcher and
       Air Conditioning joint ventures in the PRC          52
Other, primarily foreign exchange effect                   59
                                                        -----
Net decrease in debt                                    $(281)
                                                        =====

         The 1995 Credit Agreement provides reduced borrowing rates, increased borrowing capacity, less restrictive covenants and lower annual scheduled debt maturities through 2001. Upon achieving certain financial ratios in mid-1995, the Company obtained an interest rate reduction of .25% and in March 1996 achieved an additional interest rate reduction of .25%.

         At December 31, 1995, the Company's total indebtedness was $2.1 billion and annual scheduled debt maturities were $73 million, $74 million, $84 million, $233 million and $101 million for the years 1996 through 2000, respectively. The Company believes that the amounts available from operating cash flows, funds available under its revolving credit facilities and future debt or equity financings will be sufficient to meet its expected cash needs and planned capital expenditures for the foreseeable future.

         The 1995 Credit Agreement provides American Standard Inc. and certain subsidiaries with a secured facility aggregating $1.0 billion including revolving credit facilities (the "Revolving Facilities") which provide for aggregate borrowings of up to $550 million, of which up to $200 million may consist of outstanding letters of credit. In addition, up to $40 million of the Revolving Facilities may be used for same day short-term borrowings. Each of its outstanding revolving loans is due at the end of the respective interest period (a maximum of six months). The Company may, however, concurrently reborrow the outstanding obligations subject to compliance with applicable conditions of the 1995 Credit Agreement.

         At December 31, 1995, the Company had outstanding borrowings of $180 million under the Revolving Facilities. There was $312 million available under the Revolving Facilities after reduction for borrowings and for $58 million of outstanding letters of credit. In addition, at December 31, 1995, the Company's foreign subsidiaries had $90 million available under overdraft facilities which can be withdrawn by the banks at any time. The Revolving Facilities are short-term borrowings by their terms, and because a portion of the long-term debt under the Company's previous bank credit agreement was replaced with borrowings under the Revolving Facilities, a significantly larger portion of the Company's debt is now classified as short-term.

         The 1995 Credit Agreement contains various covenants that limit, among other things, mergers and asset sales, indebtedness, dividends on and redemptions of capital stock of the Company, voluntary prepayment of certain other indebtedness, rental expense, liens, capital expenditures, investments or acquisitions, the use of proceeds from asset sales, intercompany transactions and transactions with affiliates and certain other business activities. The covenants also require the Company to meet certain financial tests. Certain other American Standard Inc. debt instruments also contain financial and other covenants. The Company believes it is currently in compliance with the covenants contained in the 1995 Credit Agreement and other debt instruments.

         In November 1995 the Company acquired by means of a tender offer substantially all of the remaining outstanding common shares and convertible bonds of Etablissements Porcher ("Porcher"), a French manufacturer and distributor of plumbing products in which the Company previously had an ownership interest of 32.88%. The $25 million cost of the acquisition was funded with a borrowing under the Company's Revolving Facilities. In addition $31 million of Porcher debt was assumed. During 1995 Porcher had sales of $216 million and was accounted for as an unconsolidated joint venture.

         In December 1995 the Company completed arrangements for the development and expansion of its air conditioning business in the PRC, to become an integrated manufacturer, marketer and distributor of a broad range of air conditioning systems and related products for residential and commercial applications. The Company and a minority investor established ASI China Holdings Limited ("ASI China"), in which the Company has an ownership interest of 64.4%, and formed A-S Air Conditioning Products Limited ("ASAP"), owned 50.4% by ASI China, to establish or acquire majority ownership in up to five manufacturing joint ventures as well as sales and service businesses in the PRC. The Company contributed to ASAP its 50% interest (valued at $10 million) in a Hong Kong joint venture (which imports and distributes air conditioning products) and has committed to contribute $20 million in cash, $8 million of which had been contributed as of December 31, 1995. The minority investor in ASI China and third-party investors in ASAP have committed to contribute a total of $62 million, of which $26 million had been contributed as of December 31, 1995. As of December 31, 1995, ASAP had acquired majority ownership in three manufacturing joint ventures and in conjunction therewith assumed debt of $21 million.

         The Company does not currently intend to pay dividends and is limited in the amount it may pay under the terms of both the 1995 Credit Agreement and certain publicly-traded debt securities.

         For a discussion of certain tax matters, see Note 5 of Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING STANDARD

In March 1995 the FASB issued Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company will adopt FAS 121 in the first quarter of 1996 and is in the process of accumulating the necessary data but has not completed all of the analyses required. FAS 121 requires companies to review long-lived assets, including related goodwill, for impairment at the lowest level for which there are identifiable, independently generated cash flows. Events and circumstances in some operating units, primarily in Canada, Mexico and France, indicate that the assets and the related goodwill might be impaired. Based upon preliminary indications, the Company believes that it will incur a non-cash charge of about $200 million.

CAPITAL EXPENDITURES

The Company's capital expenditures for 1995 were $207 million compared with $130 million for 1994. The increase for 1995 related primarily to investments in affiliated companies ($42 million in 1995, compared with $24 million in 1994), expansion of manufacturing capacity, modernization of recent acquisitions, equipment for new products and the continuing implementation of Demand Flow.

         The Company believes capital spending in recent years has been sufficient for maintenance purposes, important product and process redesigns, expansion projects and strategic investments. The Company expects capital expenditures in 1996, excluding investments in affiliated companies, to approximate the 1995 spending level.

         Capital expenditures for Air Conditioning Products for 1995 were $70 million, including $11 million of investments in affiliates, an increase of 56% over the $45 million of capital spending in 1994. Major expenditures included investments in affiliates in the PRC and projects related to the expansion of manufacturing capacity for large chillers, implementation of Demand Flow and new products.

         Plumbing Products' capital expenditures for 1995 were $93 million, including $31 million of investments in affiliated companies (primarily Porcher), compared with capital expenditures of $55 million in 1994 (including investments of $10 million in affiliated companies), an increase of 69% (75% excluding the effects of foreign exchange). Expenditures for 1995 included cash investments in Porcher and affiliates in the PRC, expansion of capacity in Mexico, expansion in Far East operations and modernization of the Czech Republic operations.

         Capital expenditures for Automotive Products in 1995 were $44 million, compared with 1994 capital expenditures of $30 million, an increase of 47% (38% excluding the effects of foreign exchange). Major projects included completion of a test track in Germany, continued implementation of Demand Flow and cost-reduction projects.

CYCLICALITY; SEASONALITY

The preponderance of Air Conditioning Products and Plumbing Products sales are to the replacement, remodeling, and repair markets. In 1995, only about 6% of the Company's sales were associated with new housing in the United States and about 12% were associated with new commercial construction in the United States, both of which are cyclical. The Company's geographic diversity mitigates the effects of fluctuations in individual new construction markets outside the United States. Approximately two-thirds of Automotive Products' sales are dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have been cyclical.

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

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The accompanying consolidated balance sheet at December 31, 1995 and 1994, and related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1995, 1994 and 1993, have been prepared in conformity with generally accepted accounting principles, and the Company believes the statements set forth a fair presentation of financial condition and results of operations. The Company believes that the accounting systems and related controls which it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent auditors who are engaged to express an opinion on the Company's financial statements. The Board of Directors has an Audit Committee of outside Directors which meets periodically with the Company's financial officers, internal auditors and the independent auditors and monitors the accounting affairs of the Company.

Emmanuel A. Kampouris
Chairman, President and
Chief Executive Officer

Fred A. Allardyce
Vice President and
Chief Financial Officer

G. Ronald Simon
Vice President and
Controller

February 26, 1996

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
American Standard Companies Inc.

We have audited the accompanying consolidated balance sheet of American Standard Companies Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Standard Companies Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


Ernst & Young LLP

New York, New York
February 26, 1996

CONSOLIDATED STATEMENT OF OPERATIONS

 American Standard Companies Inc.                                               1995                1994                1993
-----------------------------------------------------------------------------------------------------------------------------
 Year Ended December 31, (Dollars in thousands except share data)

 Sales                                                                  $  5,221,476        $  4,457,465        $  3,830,462
                                                                        ------------        ------------        ------------
 Costs and expenses:
   Cost of sales                                                           3,887,024           3,377,271           2,902,562
   Selling and administrative expenses                                       853,783             778,550             692,229
   Other expense                                                              40,489              57,381              38,281
   Interest expense                                                          213,326             259,437             277,860
                                                                        ------------        ------------        ------------
                                                                           4,994,622           4,472,639           3,910,932
                                                                        ------------        ------------        ------------

 Income (loss) before income taxes and extraordinary item                    226,854             (15,174)            (80,470)
 Income taxes                                                                 85,070              62,512              36,165
                                                                        ------------        ------------        ------------

 Income (loss) before extraordinary item                                     141,784             (77,686)           (116,635)
 Extraordinary loss on retirement of debt                                    (30,129)             (8,735)            (91,932)
                                                                        ------------        ------------        ------------

 Net income (loss)                                                           111,655             (86,421)           (208,567)
 Preferred dividend                                                               --                  --              (8,624)
                                                                        ------------        ------------        ------------
Net income (loss) applicable to common shares                           $    111,655        $    (86,421)       $   (217,191)
                                                                        ============        ============        ============
 Per common share:
   Income (loss) before extraordinary item                              $       1.90        $      (1.29)       $      (2.11)
   Extraordinary loss on retirement of debt                                     (.40)               (.15)              (1.55)
                                                                        ------------        ------------        ------------
   Net income (loss)                                                    $       1.50        $      (1.44)       $      (3.66)
                                                                        ============        ============        ============

 Average number of outstanding common shares                              74,671,830          59,933,435          59,313,073
                                                                        ============        ============        ============



See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

 American Standard Companies Inc.                                                                      1995                1994
--------------------------------------------------------------------------------------------------------------------------------
At December 31, (Dollars in thousands except share data)

 ASSETS
Current assets
  Cash and cash equivalents                                                                      $    88,704        $    92,749
  Accounts receivable, less allowance for doubtful accounts - 1995, $27,330; 1994, $19,569           771,024            595,239
  Inventories                                                                                        362,340            323,220
  Future income tax benefits                                                                          29,645             22,379
  Other current assets                                                                                43,213             30,956
                                                                                                 -----------        -----------
    Total current assets                                                                           1,294,926          1,064,543
Facilities, at cost, net of accumulated depreciation                                                 924,492            812,684
Other assets
  Goodwill, net of accumulated amortization - 1995, $249,410; 1994, $208,973                       1,081,622          1,053,042
  Debt issuance costs, net of accumulated amortization - 1995, $8,638; 1994, $23,928                  39,267             64,095
  Other                                                                                              179,340            161,754
                                                                                                 -----------        -----------
                                                                                                 $ 3,519,647        $ 3,156,118
                                                                                                 ===========        ===========


 LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
  Loans payable to banks                                                                         $   240,040        $    70,271
  Current maturities of long-term debt                                                                72,908            141,640
  Accounts payable                                                                                   438,170            350,489
  Accrued payrolls                                                                                   171,378            140,297
  Other accrued liabilities                                                                          338,138            329,174
  Taxes on income                                                                                     45,968             46,822
                                                                                                 -----------        -----------
    Total current liabilities                                                                      1,306,602          1,078,693
Long-term debt                                                                                     1,770,098          2,152,291
Other long-term liabilities
  Reserve for postretirement benefits                                                                482,398            437,708
  Deferred tax liabilities                                                                            44,761             37,650
  Other                                                                                              305,851            247,405
                                                                                                 -----------        -----------
    Total liabilities                                                                              3,909,710          3,953,747
Commitments and contingencies
Stockholders' deficit
  Preferred stock, 2,000,000 shares authorized; none issued and outstanding                               --                 --
  Common stock, $.01 par value, 200,000,000 shares authorized;
    76,733,010 shares issued and outstanding in 1995; 60,932,457 in 1994                                 767                609
  Capital surplus                                                                                    509,218            194,236
  Subscriptions receivable                                                                              (629)            (1,640)
  Accumulated deficit                                                                               (724,769)          (836,424)
  Foreign currency translation effects                                                              (174,650)          (151,721)
  Minimum pension liability adjustment                                                                    --             (2,689)
                                                                                                 -----------        -----------
    Total stockholders' deficit                                                                     (390,063)          (797,629)
                                                                                                 -----------        -----------
                                                                                                 $ 3,519,647        $ 3,156,118
                                                                                                 ===========        ===========

See notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS


 American Standard Companies Inc.                                               1995               1994               1993
--------------------------------------------------------------------------------------------------------------------------
 Year Ended December 31, (Dollars in thousands)

 Cash provided (used) by:
   Operating activities:
     Income (loss) before extraordinary item                             $   141,784        $   (77,686)       $  (116,635)
     Depreciation (including asset loss provision in 1994)                   109,999            122,944            106,041
     Amortization of goodwill                                                 33,396             31,472             30,807
     Non-cash interest                                                        63,930             67,837             76,492
     Non-cash stock compensation                                              29,014             28,479             25,679
     Changes in assets and liabilities:
       Accounts receivable                                                  (124,482)           (69,991)           (48,680)
       Inventories                                                             8,236             13,092             47,321
       Accounts payable and accrued payrolls                                  53,971             63,413             40,124
       Postretirement benefits                                                33,531             21,290             22,687
       Other long-term liabilities                                            22,419             32,795             13,271
       Other, net                                                            (24,092)            22,941              3,734
                                                                         -----------        -----------        -----------
     Net cash provided by operating activities                               347,706            256,586            200,841
                                                                         -----------        -----------        -----------
     Investing activities:
       Purchases of property, plant and equipment                           (164,193)          (105,741)           (90,474)
       Investments in affiliated companies                                   (42,395)           (23,971)            (7,556)
       Proceeds from disposals of property, plant and equipment               19,428             14,783              4,003
       Other                                                                   4,055             (2,071)             4,514
                                                                         -----------        -----------        -----------
     Net cash used by investing activities                                  (183,105)          (117,000)           (89,513)
                                                                         -----------        -----------        -----------
     Financing activities:
       Net proceeds from issuance of common stock                            280,535                 --                 --
       Minority partners' contributions to PRC venture                        26,246                 --                 --
       Proceeds from issuance of long-term debt                              469,776            336,160          1,405,557
       Repayments of long-term debt, including redemption premiums        (1,026,723)          (439,762)        (1,427,989)
       Net change in revolving credit facilities                             124,768             30,816              7,000
       Net change in other short-term debt                                   (18,312)           (10,044)           (61,600)
       Common stock repurchases                                              (10,989)           (16,927)           (12,194)
       Financing costs and other                                             (12,466)            (2,441)           (76,762)
                                                                         -----------        -----------        -----------
     Net cash used by financing activities                                  (167,165)          (102,198)          (165,988)
 Effect of exchange rate changes on cash and cash equivalents                 (1,481)             2,124             (3,652)
                                                                         -----------        -----------        -----------
 Net increase (decrease) in cash and cash equivalents                         (4,045)            39,512            (58,312)
 Cash and cash equivalents at beginning of period                             92,749             53,237            111,549
                                                                         -----------        -----------        -----------
 Cash and cash equivalents at end of period                              $    88,704        $    92,749        $    53,237
                                                                         ===========        ===========        ===========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

 American Standard Companies Inc.
--------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands)                                                                                      Foreign
                                                                                                            Currency
                                         Common     Capital   Subscriptions         ESOP   Accumulated   Translation
                                          Stock     Surplus      Receivable       Shares       Deficit       Effects

 Balance at December 31, 1992         $     621   $ 191,979       $  (3,316)  $  (9,527)     $(541,436)   $ (86,872)
   Net loss                                  --          --              --          --       (208,567)          --
   Common stock repurchased                 (10)    (16,662)             --          --             --           --
   Common stock issued                        3       4,582              --          --             --           --
   Payments on subscriptions                 --          --             728          --             --           --
   ESOP shares allocated
     to employees                            --      17,094              --       5,196             --           --
   Stock dividend on exchange-
     able preferred stock                    --      (8,624)             --          --             --           --
   Foreign currency translation              --          --              --          --             --      (62,348)
                                      ---------   ---------       ---------   ---------      ---------    ---------

 Balance at December 31, 1993               614     188,369          (2,588)     (4,331)      (750,003)    (149,220)
   Net loss                                  --          --              --          --        (86,421)          --
   Common stock repurchased                  (7)    (13,244)             --          --             --           --
   Common stock issued                        2       3,974              --          --             --           --
   Payments on subscriptions                 --          --             948          --             --           --
   ESOP shares allocated
     to employees                            --      15,137              --       4,331             --           --
   Foreign currency translation              --          --              --          --             --       (2,501)
                                      ---------   ---------       ---------   ---------      ---------    ---------

 Balance at December 31, 1994               609     194,236          (1,640)         --       (836,424)    (151,721)
   Net income                                --          --              --          --        111,655           --
   Common stock repurchased                  --        (781)             --          --             --           --
   Initial public offering of
     common stock                           151     280,384              --          --             --           --
   Other common stock issued                  7      35,379              --          --             --           --
   Payments on subscriptions                 --          --           1,011          --             --           --
   Foreign currency translation              --          --              --          --             --      (22,929)
                                      ---------   ---------       ---------   ---------      ---------    ---------
 Balance at December 31, 1995         $     767   $ 509,218       $    (629)  $      --      $(724,769)   $(174,650)
                                      =========   =========       =========   =========      =========    =========


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

         American Standard is a global manufacturer of high quality, brand-name products in three major product groups: air conditioning systems, bathroom and kitchen fixtures and fittings; and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles. Information on the Company's operations by segment and geographic area is included on pages 14, 40 and 41 of this report.

NOTE 2. ACCOUNTING POLICIES

Financial Statement Presentation -- The consolidated financial statements include the accounts of majority-owned subsidiaries; intercompany transactions are eliminated. Investments in unconsolidated joint ventures are included at cost plus the Company's equity in undistributed earnings. Certain amounts in the financial statements and notes thereto for 1994 and 1993 have been reclassified to conform with the 1995 presentation.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to post-retirement benefits, income taxes, warranties and asset lives.

Foreign Currency Translation -- Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders' equity. Gains or losses resulting from transactions in other than the functional currency are reflected in the Consolidated Statement of Operations, except for transactions which hedge net investments in a foreign entity and intercompany transactions of a long-term investment nature. For operations in countries that have hyper-inflationary economies, net income includes gains and losses from translating assets and liabilities at year-end rates of exchange, except for inventories and facilities, which are translated at historical rates.

         The losses from foreign currency transactions and translation losses in countries with hyper-inflationary economies reflected in expense were $4.5 million in 1995, $9.9 million in 1994 and $21.9 million in 1993.

Revenue Recognition -- Sales are recorded when shipment to a customer occurs.

Cash Equivalents -- Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Inventories -- Inventory costs are determined principally by the use of the last-in, first-out (LIFO) method, and are stated at the lower of such cost or realizable value.

Facilities -- The Company capitalizes costs, including interest during construction, of fixed asset additions, improvements, and betterments that add to productive capacity or extend the asset life. Maintenance and repair expenditures are charged against income. Significant investment grants are amortized into income over the period of benefit.

Goodwill -- Goodwill is being amortized over 40 years. The carrying value of goodwill for each business segment is reviewed if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If any impairment is indicated as a result of such reviews, the Company would measure it using techniques such as comparing the undiscounted cash flow of the business to its book value including goodwill or by obtaining appraisals of the related business.

Impact of Recently Issued Accounting Standards -- In March 1995 the FASB issued Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. See "Recently Issued Accounting Standard" in Management's Discussion and Analysis.

Debt Issuance Costs -- The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt.

Warranties -- The Company provides for estimated warranty costs at the time of sale. Revenues from the sales of extended warranty contracts are deferred and amortized on a straight-line basis over the terms of the contracts. Warranty obligations beyond one year are included in other long-term liabilities.

Postretirement Benefits -- Postretirement pension benefits are provided for substantially all employees of the Company, both in the United States and abroad. In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Such benefits are accounted for on an accrual basis using actuarial assumptions.

Depreciation -- Depreciation and amortization are computed on the straight-line method based on the estimated useful life of the asset or asset group.

Research and Development Expenses -- Research and development costs are expensed as incurred. The Company expended approximately $133 million in 1995, $123 million in 1994, and $114 million in 1993 for research activities and product development and for product engineering. Expenditures for research and product development only were $49 million, $44 million, and $47 million in the respective years.

Income Taxes -- Deferred income taxes are determined on the liability method, and are recognized for all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested.

Advertising Expense -- The cost of advertising is expensed as incurred. The Company incurred $92 million, $84 million and $76 million of advertising costs in 1995, 1994 and 1993, respectively.

Earnings Per Share -- Earnings per share have been computed using the weighted average number of common shares outstanding. The dilutive effect of options outstanding under the Company's Stock Incentive Plan is not material.

Financial Instruments with Off-Balance-Sheet Risk -- The Company from time to time enters into agreements to reduce its foreign currency and interest rate risks. Gains and losses from underlying rate changes are included in income unless the contract hedges a net investment in a foreign entity, a firm commitment, or related debt instrument, in which case gains and losses are deferred as a component of foreign currency translation effects in stockholders' equity or included as a component of the transaction. At December 31, 1995 and 1994, the Company did not have material foreign currency or interest rate agreements outstanding.

Stock Based Compensation -- The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and intends to continue this method in the future. Accordingly, the Company recognizes no compensation expense for the stock option grants.

NOTE 3. OTHER EXPENSE

Other income (expense) was as follows:

                                                        1995         1994         1993
--------------------------------------------------------------------------------------
 Year Ended December 31, (Dollars in millions)

 Interest income                                     $   8.9      $   8.2      $   8.5
 Royalties                                               4.1          3.5          2.6
 Equity in net income (loss)
        of unconsolidated
        joint ventures                                   7.1          4.0         (0.1)
 Minority interest                                     (12.2)       (13.3)       (14.0)
 Accretion expense                                     (36.5)       (26.1)       (30.5)
 Other, net (a)                                        (11.9)       (33.7)        (4.8)
                                                     -------      -------      -------
                                                     $ (40.5)     $ (57.4)     $ (38.3)
                                                     =======      =======      =======


(a) The 1994 amount includes a one-time special charge of $20 million incurred in connection with the amendment of certain agreements in anticipation of the initial public offering.

NOTE 4. POSTRETIREMENT BENEFITS

The Company sponsors postretirement pension benefit plans covering substantially all employees, including an Employee Stock Ownership Plan (the "ESOP") for the Company's U.S. salaried employees and certain U.S. hourly employees. The ESOP is an individual account, defined contribution plan. As a result of the IPO in the first quarter of 1995, the valuation of ESOP shares has been based on the closing price for shares of the Company's common stock quoted on the New York Stock Exchange. Through December 31, 1994, the valuation of the ESOP shares had been determined by independent appraisals. By December 31, 1994, all of the common stock initially acquired by the ESOP was allocated to the accounts of eligible employees (primarily through basic allocations of 3% of covered compensation and a matching Company contribution of up to 6% of covered compensation invested in the Company's 401(k) savings plan by employees). In 1995 the Company funded basic and matching allocations to the ESOP accounts through contributions of shares of the Company's common stock. The Company intends to fund the ESOP in future years through contributions of cash or shares of the Company's common stock.

         Benefits under defined benefit pension plans on a worldwide basis are generally based on years of service and employees' compensation during the last years of employment. In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Funding decisions are based upon the tax and statutory considerations in each country. Accretion expense is the implicit interest cost associated with amounts accrued and not funded and is included in "other expense". At December 31, 1995, funded plan assets related to pensions were held primarily in fixed income and equity funds. Postretirement health and life insurance benefits are funded as incurred.

         The Company's postretirement plans' funded status and amounts recognized in the balance sheet at December 31, 1995 and 1994 were:

                                                              1995          1995        1995         1994         1994         1994
-----------------------------------------------------------------------------------------------------------------------------------
  (Dollars in millions)                                  Assets in   Accumulated               Assets in   Accumulated
                                                         Excess of       Benefit  Health and    Excess of      Benefit   Health and
                                                       Accumulated   Obligations        Life  Accumulated  Obligations         Life
                                                           Benefit  in Excess of   Insurance      Benefit    in Excess    Insurance
                                                       Obligations        Assets    Benefits  Obligations    of Assets     Benefits

 Actuarial present value of benefit obligations:
   Vested                                                   $124.8        $613.5      $   --       $106.8       $528.9       $   --
   Non-vested                                                  2.6          44.2          --          5.1         29.1           --
                                                            ------        ------      ------       ------       ------       ------
 Accumulated benefit obligations                             127.4         657.7          --        111.9        558.0           --
 Additional amounts related to projected pay increases        25.9          39.4          --         15.8         34.1           --
                                                            ------        ------      ------       ------       ------       ------
Total projected benefit
 obligations                                                 153.3         697.1       186.9        127.7        592.1        160.5
                                                            ------        ------      ------       ------       ------       ------
Assets and book reserves
 relating to such benefits:
   Market value of funded assets                             184.7         325.9          --        160.5        271.4           --
   Reserve (asset) for postretirement benefits net of
     recognized overfunding                                  (39.6)        361.3       161.0        (37.6)       309.8        158.7
 Additional minimum liability                                   --           9.7          --           --         15.5           --
                                                            ------        ------      ------       ------       ------       ------
                                                             145.1         696.9       161.0        122.9        596.7        158.7
                                                            ------        ------      ------       ------       ------       ------
Assets and book reserves in
 excess of (less than)
   projected benefit obligations                            $ (8.2)       $  (.2)     $(25.9)      $ (4.8)      $  4.6       $ (1.8)
                                                            ======        ======      ======       ======       ======       ======
 Consisting of:
   Unrecognized prior services benefit (cost)               $ (9.7)       $ (5.8)     $  9.8       $ (8.0)      $   .7       $ 10.7
   Unrecognized net gain (loss) from changes in
     actuarial assumptions and experience                      1.5           5.6       (35.7)         3.2          1.2        (12.5)
   Pension liability adjustment to stockholders' deficit        --            --          --           --          2.7           --
                                                            ------        ------      ------       ------       ------       ------
                                                            $ (8.2)       $  (.2)     $(25.9)      $ (4.8)      $  4.6       $ (1.8)
                                                            ======        ======      ======       ======       ======       ======

         At December 31, 1995, the projected benefit obligation related to health and life insurance benefits for active employees was $71.9 million and for retirees was $115.0 million.

         For certain plans, the additional minimum liability recorded by the Company as part of its reserve for postretirement benefits was $9.7 million at December 31, 1995 ($15.5 million at December 31, 1994). The additional minimum liability is the excess of the accumulated benefit obligation over plan assets and accumulated benefit provisions. In connection with providing for the additional minimum liability, an intangible asset was recorded, to the extent of unrecognized prior service costs, which amounted to $9.7 million at December 31, 1995 ($12.8 million at December 31, 1994). The net charge in stockholders' deficit was zero at December 31, 1995 ($2.7 million at December 31, 1994).

         The projected benefit obligation for postretirement benefits was determined using the following assumptions:

                                      1995              1995          1994              1994
--------------------------------------------------------------------------------------------
                                  Domestic           Foreign      Domestic           Foreign

 Discount rate                       7.00%       4.25%-8.25%         8.25%       5.75%-9.25%
 Long-term rate of inflation         2.80%       1.55%-5.05%         2.80%       1.75%-5.25%
 Merit and promotion increase        1.70%             1.70%         1.70%             1.70%
 Rate of return on plan assets       9.00%       6.00%-9.50%         8.50%       7.25%-8.35%

         The weighted-average annual assumed rate of increase in the health care cost trend rate is 8% for 1996 and is assumed to decrease gradually to 5% for 1999 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a change in the assumed rate of one percentage point for each future year would change the accumulated postretirement benefit obligation as of December 31, 1995, by $13.5 million and the annual postretirement cost by $1.6 million.

         Total postretirement costs were:

                                                      1995       1994        1993
---------------------------------------------------------------------------------
 Year Ended December 31, (Dollars in millions)

 Pension benefits                                    $48.3      $35.9       $37.5
 Health and life
   insurance benefits                                 15.5       16.3        17.8
                                                     -----      -----       -----
 Defined benefit plan cost                            63.8       52.2        55.3
 Defined contribution
   plan cost, principally ESOP                        27.4       24.7        22.4
                                                     -----      -----       -----
 Total postretirement cost,
   including accretion expense                       $91.2      $76.9       $77.7
                                                     =====      =====       =====

         Postretirement cost had the following components:

                                                            1995         1995         1994         1994         1993         1993
---------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, (Dollars in millions)                        Health &                  Health &                  Health &
                                                         Pension    Life Ins.      Pension    Life Ins.      Pension    Life Ins.
                                                        Benefits     Benefits     Benefits     Benefits     Benefits     Benefits

Service cost-benefits earned during the period            $ 24.6        $ 3.3        $23.6        $ 3.8        $20.1        $ 3.4
Interest cost on the projected benefit obligation           58.1         12.8         47.0         12.3         50.6         14.1
Less assumed return on plan assets:
  Actual loss (return) on plan assets                     (107.1)          --         13.0           --        (78.8)          --
  Excess (shortfall) deferred                               69.7           --        (49.5)          --         42.9           --
                                                          ------        -----        -----        -----       ------        -----
                                                           (37.4)          --        (36.5)          --        (35.9)          --
Other, including amortization of prior service cost          3.0          (.6)         1.8           .2          2.7           .3
                                                          ------        -----        -----        -----        -----        -----
Defined benefit plan cost                                 $ 48.3        $15.5        $35.9        $16.3        $37.5        $17.8
                                                          ======        =====        =====        =====        =====        =====
Accretion expense reclassified to "other expense"         $ 23.7        $12.8        $13.8        $12.3        $16.4        $14.1
                                                          ======        =====        =====        =====        =====        =====

NOTE 5. INCOME TAXES

The Company's income (loss) before income taxes and extraordinary item, and the applicable provision (benefit) for income taxes were:

                                                       1995         1994           1993
---------------------------------------------------------------------------------------
 Year Ended December 31, (Dollars in millions)

 Income (loss) before income taxes
   and extraordinary item:
     Domestic                                        $   --       $(157.0)      $(168.4)
     Foreign                                          226.9         141.8          87.9
                                                     ------       -------       -------
     Pre-tax income (loss)                           $226.9        $(15.2)      $ (80.5)
 Provision (benefit) for income taxes:
   Current:
     Domestic                                        $ 15.7       $  10.5       $  12.4
     Foreign                                           69.6          57.7          43.0
                                                     ------       -------       -------
                                                       85.3          68.2          55.4
   Deferred:
     Domestic                                          (7.3)           .8           1.1
     Foreign                                            7.1          (6.5)        (20.3)
                                                     ------       -------       -------
                                                        (.2)         (5.7)        (19.2)
                                                     ------       -------       -------
   Total provision                                   $ 85.1       $  62.5       $  36.2
                                                     ======       =======       =======

         A reconciliation between the actual income tax expense provided and the income taxes computed by applying the statutory federal income tax rate of 35% in 1995, 1994 and 1993 to the income (loss) before income taxes and extraordinary item is as follows:

                                                      1995         1994         1993
------------------------------------------------------------------------------------
 Year Ended December 31, (Dollars in millions)

 Tax provision (benefit)
   at statutory rate                                 $79.4        $(5.3)      $(28.2)
 Nondeductible goodwill
   amortization                                       11.9         10.0         10.4
 Nondeductible ESOP
   allocations                                         3.5          6.8          6.1
 Rate differences and
   withholding taxes related
   to foreign operations                              19.2         47.1         18.7
 Foreign exchange                                      1.2         (4.3)        (7.0)
 State tax benefits                                    (.5)        (5.3)        (5.5)
 Other, net                                            1.7         (7.9)         8.7
 Increase (decrease) in
   valuation allowance                               (31.3)        21.4         33.0
                                                     -----        -----       ------
 Total provision                                     $85.1        $62.5       $ 36.2
                                                     =====        =====       ======

         In addition to the 1995 valuation allowance decrease of $31.3 million and the 1994 and 1993 valuation allowance increases of $21.4 million and $33.0 million, respectively, shown above, valuation allowances of $10.5 million, $3.2 million and $32.1 million, respectively, were also provided for the tax benefits related to the extraordinary losses on retirement of debt (see Note 8).

         The following table details the gross deferred tax liabilities and assets and the related valuation allowances:

                                                1995          1994
------------------------------------------------------------------
 At December 31, (Dollars in millions)

Deferred tax liabilities:
  Facilities (accelerated depreciation,
    capitalized interest and purchase
    accounting differences)                   $138.8        $142.3
  Inventory (LIFO and purchase
    accounting differences)                     10.3          15.4
  Employee benefits                              3.5            .6
  Foreign investments                           50.1          50.1
  Other                                         44.8          31.1
                                              ------        ------
                                               247.5         239.5
                                              ------        ------
Deferred tax assets:
  Postretirement benefits                      132.7         128.2
  Warranties                                    53.8          35.7
  Alternative minimum tax                       16.7          19.4
  Foreign tax credits and
    net operating losses                        34.4          44.0
  Reserves                                      69.5          69.0
  Other                                         23.3          46.7
  Valuation allowances                         (98.0)       (118.8)
                                              ------        ------
                                               232.4         224.2
                                              ------        ------
  Net deferred tax liabilities                $ 15.1        $ 15.3
                                              ======        ======


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

In 1995 the valuation allowance was reduced as a result of the reversal of existing deferred tax benefits and higher levels of taxable income in the U.S. in 1995 and expected in 1996. Although realization is not assured, management believes it is more likely than not that all of the resulting net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The foreign tax credits and net operating losses are available for utilization in future years. In some tax jurisdictions the carryforward period is limited to as little as five years; in others it is unlimited.

         As a result of the allocation of purchase accounting (principally goodwill) to foreign subsidiaries, the book basis in the net assets of the foreign subsidiaries exceeds the related U.S. tax basis in the subsidiaries' stock. Such investments are considered permanent in duration, and accordingly no deferred taxes have been provided on such differences, which are significant. It is impracticable because of the complex legal structure of the Company and the numerous tax jurisdictions in which the Company operates to determine such deferred taxes.

         Cash taxes paid were $90 million, $70 million, and $41 million in the years 1995, 1994 and 1993, respectively.

         In connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. In prior years the Company paid approximately $21 million (at December 31, 1995 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. In March 1996 the Company received an assessment, which it has appealed, for additional taxes of approximately $80 million (at December 31, 1995 exchange rates) (principally relating to the 1988 to 1990 period), plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to such assessment occurred in years subsequent to 1990. Having assessed additional taxes for the 1988-1990 period, the German tax authorities might, after future tax audits, propose tax adjustments for years 1991 to 1993 that could be as much as 50% higher. The Company, on the basis of the opinion of legal counsel, believes the German tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to vigorously contest any adjustments which have been or may be assessed. Accordingly, the Company has not recorded any loss contingency at December 31, 1995 with respect to such matters.

         Under German law, the authorities may demand immediate payment of the amount assessed prior to final resolution of the issues. The Company believes, on the basis of the opinion of legal counsel, that it is highly likely that a suspension of payment pending final resolution would be obtained. If immediate payment were required, the Company expects that it would be able to make such payment from available sources of liquidity or credit support.

         As a result of German tax legislation, first effective in 1994, the Company's tax provision in Germany was higher in 1994 and in 1995 and will continue to be in the future. As a result of this German tax legislation and the related additional tax provisions, the Company believes its tax exposure to the major issues under the audit referred to above will be reduced for 1994, 1995 and future years.

         American Standard Inc. makes substantial interest payments to its indirect wholly-owned Netherlands subsidiary. Prior to 1995, these interest payments had been exempt from U.S. withholding tax under an income tax treaty between the United States and the Netherlands. Under a provision in a new treaty such interest payments starting in 1995 could have become subject to a 15% U.S. withholding tax, except that the Company received a favorable ruling from the IRS making a determination that no U.S. withholding tax was imposed for 1995. The Company believes, based on the ruling exempting 1995 interest payments from U.S. withholding tax, that its request for a subsequent ruling covering such interest payments in 1996 (and later years) should also receive favorable IRS action. If the subsequent IRS ruling request is not resolved favorably, additional withholding taxes of approximately $8 million per year could be imposed on the Company commencing in 1996. In such case the Company would consider alternatives designed to mitigate the increased withholding taxes; however, there is no assurance that such alternatives could be found.

NOTE 6. INVENTORIES

The components of inventories are as follows:

                                              1995         1994
---------------------------------------------------------------
At December 31, (Dollars in millions)

Finished products                           $190.7       $160.2
Products in process                           84.7         82.5
Raw materials                                 86.9         80.5
                                            ------       ------
Inventories at cost                         $362.3       $323.2
                                            ======       ======

         The carrying cost of inventories approximates current cost.

NOTE 7. FACILITIES

The components of facilities, at cost, are as follows:

                                                1995           1994
-------------------------------------------------------------------
At December 31, (Dollars in millions)

Land                                        $   74.3       $   65.8
Buildings                                      356.3          325.7
Machinery and Equipment                        888.3          776.2
Improvements in progress                       119.2           75.2
                                            --------       --------
Gross facilities                             1,438.1        1,242.9
Less: accumulated depreciation                 513.6          430.2
                                            --------       --------
Net facilities                              $  924.5       $  812.7
                                            ========       ========


NOTE 8. DEBT

The 1995 Refinancing -- In the first quarter of 1995 the Company completed a major refinancing (the "1995 Refinancing") consisting of: (i) the October 1994 amendment to the Company's 1993 credit agreement ("1993 Credit Agreement") which provided an additional term loan of $325 million (the "October Borrowing"), the proceeds of which were used to redeem $317 million in aggregate principal amount of the Company's 14-1/4% Subordinated Discount Debentures Due 2003 and 12-3/4% Junior Subordinated Debentures Due 2003 and to pay redemption premiums of $4.4 million and debt issuance and other costs in November 1994; (ii) the IPO (see
Note 9), the net proceeds of which, totaling $281 million, were used to repay indebtedness; and (iii) the February 1995 amendment and restatement of the 1993 Credit Agreement (as so amended and restated, the "1995 Credit Agreement"), which provided a secured multi-currency, multi-borrower credit facility aggregating $1.0 billion, the proceeds of which were used to replace outstanding borrowings under the 1993 Credit Agreement.

         The 1995 Credit Agreement provides American Standard Inc. and certain subsidiaries (the "Borrowers") an aggregate, secured facility of $1.0 billion available to all Borrowers as follows: (a) a $100 million U.S. Dollar Term Loan Facility (the "Term Loan Facility") which expires in 2000; (b) a $250 million U.S. Dollar Revolving Credit Facility and a $300 million Multi-currency Revolving Credit Facility (the "Revolving Facilities") which expire in 2002; and
(c) a $350 million Multi-currency Periodic Access Credit Facility (the "Periodic Access Facility") which expires in 2002.

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

         Borrowings under the Term Loan Facility bear interest at the London interbank offered rate ("LIBOR") plus 1.5% and borrowings under the Periodic Access Facility bear interest at LIBOR plus 1.75%. Loans under the Revolving Facilities bear interest at the prime rate plus .75% or LIBOR plus 1.75%. These initial rates are subject to reduction in the event the Company attains certain financial ratios.

         As a result of the redemption of debt in 1995, 1994 and 1993 the Consolidated Statement of Operations included extraordinary charges of $30 million, $9 million and $92 million, respectively (including call premiums, the write-off of deferred debt issuance costs, and in 1993 the loss on cancellation of foreign currency swap contracts) on which no tax benefit was recorded (see
Note 5).

Short-term -- The Revolving Facilities under the 1995 Credit Agreement provide for aggregate borrowings of up to $550 million, of which up to $200 million may be used for the issuance of letters of credit and $40 million of which is available for same-day short-term borrowings. The Company pays a commitment fee of 0.375% per annum on the unused portion of the Revolving Facilities and a fee of 1.75% plus issuance fees for letters of credit. At December 31, 1995, there were $180 million of borrowings outstanding under the Revolving Facilities and $58 million of letters of credit. Remaining availability under the Revolving Facilities was $312 million. Borrowings under the Revolving Facilities are short-term by their terms and since approximately $218 million of long-term debt under the 1993 Credit Agreement was replaced with loans under the Revolving Facilities, a significantly larger amount of debt has been classified as short-term subsequent to the 1995 Refinancing. Average borrowings under the revolving credit facilities available under bank credit agreements for 1995, 1994, and 1993, were $278 million, $73 million, and $39 million, respectively. Each Revolving Facilities borrowing is due at the end of the respective interest period (a maximum of six months). The Company may, however, concurrently reborrow such amounts subject to compliance with applicable conditions of the 1995 Credit Agreement.

         Other short-term borrowings are available outside the United States under informal credit facilities and are typically in the form of overdrafts. At December 31, 1995, the Company had $60 million of such foreign short-term debt outstanding at an average interest rate of 10.96% per annum. The Company also had an additional $91 million of unused foreign facilities. These facilities may be withdrawn by the banks at any time.

         Average short-term borrowings for 1995, 1994 and 1993 were $334 million, $119 million and $118 million, respectively, at weighted average interest rates of 7.85%, 9.40% and 8.97%, respectively. Total short-term borrowings outstanding at December 31, 1995, 1994 and 1993 were $240 million, $70 million, and $38 million, respectively, at weighted average interest rates of 7.9%, 10.7%, and 10.3%, respectively.

Long-term -- Long-term debt was as follows:

                                                    1995           1994
-----------------------------------------------------------------------
 At December 31, (Dollars in millions)

 Bank credit agreements                         $  432.1       $  940.0
 9-1/4% sinking fund debentures, due in
   installments from 1997 to 2016                  150.0          150.0
 10-7/8% senior notes due 1999                     150.0          150.0
 11-3/8% senior debentures due 2004                250.0          250.0
 9-7/8% senior subordinated notes due 2001         200.0          200.0
 10-1/2% senior subordinated discount
   debentures (net of unamortized
   discount of $162.2 million in 1995;
   $221.4 million in 1994) due in
   installments from 2003 to 2005                  578.5          529.3
 Other long-term debt                               82.4           74.6
                                                --------       --------
                                                 1,843.0        2,293.9
 Less current maturities                            72.9          141.6
                                                --------       --------
                                                $1,770.1       $2,152.3
                                                ========       ========

         As of December 31, 1995, the amounts of long-term debt maturing in years 1996 through 2000 were: 1996-$73 million; 1997-$74 million; 1998-$84 million; 1999-$233 million; and 2000-$101 million.

         Interest costs capitalized as part of the cost of constructing facilities for the years ended December 31, 1995, 1994, and 1993, were $4.0 million, $2.9 million, and $2.7 million, respectively. Cash interest paid for those same years on all outstanding indebtedness amounted to $161 million, $186 million, and $198 million, respectively.

         The 1995 Credit Agreement loans and effective weighted average interest rates in effect at December 31, 1995, were:

--------------------------------------------------------------------------------
U.S. Dollar Equivalent (Dollars in millions)

 Periodic access loans:
   Deutschemark loans at 5.39%                                            $282.5
   British sterling loans at 8.23%                                          34.8
   Dutch guilder loans at 5.23%                                             24.8
                                                                          ------
 Total periodic access loans                                               342.1

 Term loans:
   U.S. dollar loans at 6.91%                                               90.0
                                                                          ------
 Total 1995 Credit Agreement
   long-term loans                                                         432.1
 Revolver loans at 6.9%                                                    179.8
                                                                          ------
 Total 1995 Credit Agreement loans                                        $611.9
                                                                          ======

The 1993 Credit Agreement loans and effective weighted average interest rates in effect at December 31, 1994 were as follows:

--------------------------------------------------------------------------------
 U.S. Dollar Equivalent (Dollars in millions)

Periodic access loans at 8.23%                                            $174.6
Term loans at 8.68%                                                        765.4
                                                                          ------
Total 1993 Credit Agreement long-term loans                                940.0
Revolver loans at 9.7%                                                      38.0
                                                                          ------
Total 1993 Credit Agreement loans                                         $978.0
                                                                          ======

         The 9-7/8% Senior Subordinated Notes may be redeemed at the Company's option, in whole or in part, on and after June 1, 1998, at redemption prices declining from 102.82% in 1998 to 100% on June 1, 2000, and thereafter. The 10-1/2% Senior Subordinated Discount Debentures may be redeemed at the Company's option, in whole or in part, on and after June 1, 1998, at redemption prices declining from 104.66% in 1998 to 100% on June 1, 2002, and thereafter. The payment of the principal and interest on the 9-7/8% Senior Subordinated Notes and on the 10-1/2% Senior Subordinated Discount Debentures (together the "Senior Subordinated Debt") is subordinated in right of payment to the payment when due of all Senior Debt (as defined in the related indenture) of the Company, including all indebtedness under the credit agreements, the 9-1/4% Sinking Fund Debentures, the 10-7/8% Senior Notes, and the 11-3/8% Senior Debentures (the said notes and debentures together the "Senior Securities").

         The 9-1/4% Sinking Fund Debentures are redeemable at the Company's option, in whole or in part, at redemption prices declining from 104.625% in 1996 to 100% in 2006 and thereafter. The 10-7/8% Senior Notes are not redeemable by the Company. The 11-3/8% Senior Debentures are redeemable at the option of the Company, in whole or in part, on or after May 15, 1997, at redemption prices declining from 105.69% in 1997 to 100% on May 15, 2002, and thereafter.

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

         The 1995 Credit Agreement contains various covenants that limit, among other things, mergers and asset sales, indebtedness, dividends on and redemption of capital stock of the Company, voluntary prepayment of certain other indebtedness, of the Company (including its outstanding debentures and notes), rental expense, liens, capital expenditures, investments or acquisitions, the use of proceeds from asset sales, intercompany transactions and transactions with affiliates and certain other business activities. The covenants also require the Company to meet certain financial tests. The Company believes it is currently in compliance with the covenants contained in the 1995 Credit Agreement.

         The indentures related to the Company's debentures and notes contain various covenants which, among other things, limit debt and preferred stock of the Company and its subsidiaries, dividends on and redemption of capital stock of the Company and its subsidiaries, redemption of certain subordinated obligations of the Company, the use of proceeds from asset sales and certain other business activities. The Company believes it is currently in compliance with the covenants of those indentures.

         In November 1995 the Company acquired substantially all of the remaining outstanding common shares and convertible bonds of Etablissement Porcher ("Porcher"), a French manufacturer and distributor of plumbing products in which the Company previously had an ownership interest of 32.88%. The $25 million cost of the acquisition was funded with a borrowing under the Revolving Facilities. In addition $31 million of Porcher debt was assumed. In 1995 Porcher had sales of $216 million and was accounted for as an unconsolidated joint venture.

         In December 1995 the Company completed arrangements to establish air conditioning operations in the People's Republic of China ("PRC") through a holding company, A-S Air Conditioning Products Limited ("ASAP") in which a 64.4% owned subsidiary has a 50.4% ownership interest. The Company contributed to ASAP its 50% interest (valued at $10 million) in a Hong Kong joint venture (which imports and distributes air conditioning products) and is committed to contribute $20 million in cash, $8 million of which had been contributed as of December 31, 1995. Minority investors are committed to contribute $62 million, of which $26 million had been contributed as of December 31, 1995. In conjunction with the acquisition by ASAP of majority ownership positions in three manufacturing joint ventures, ASAP assumed debt of $21 million.

NOTE 9. CAPITAL STOCK

In the first quarter of 1995 American Standard Companies Inc. sold 15,112,300 shares of its common stock at $20 per share in its initial public offering (the "IPO"), which yielded net proceeds of $281 million (including proceeds from the exercised portion of the underwriters' over-allotment option and after deducting underwriting discounts and expenses) which were used to reduce indebtedness. The IPO and an amended bank credit agreement were both part of a major refinancing completed in the first quarter of 1995 (see Note 8).

         In September 1995 the Company completed a secondary offering (the "Secondary Offering" and together with the IPO, the "Offerings") of 22,500,000 shares of its common stock, substantially all of which shares were owned by Kelso ASI partners, L.P., ("ASI Partners"), the Company's largest stockholder. All of the shares sold in the Secondary Offering were previously issued and outstanding shares, and the Company received no proceeds therefrom. After the Offerings, ASI Partners owned approximately 27% of the outstanding common stock of the Company and for so long as ASI Partners continues to own at least 20% of the outstanding common stock, will retain the right to designate four nominees for election to the Company's eleven member Board of Directors.

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

         In January 1995 the Company established the Stock Incentive Plan (the "Stock Plan") under which awards may be granted to officers and other key executives and employees in the form of stock options, stock appreciation rights, restricted stock, or restricted units. The maximum number of shares or units that may be issued under the Stock Plan is 7,604,475. Stock options to purchase 4,998,000 shares at the initial public offering price of $20 per share were awarded to approximately 900 employees in the first quarter of 1995. The awards vest ratably over three years and are exercisable over a period of ten years.

         A summary of changes in stock options during 1995 is as follows:

---------------------------------------------------------------------------------------
                                                        Number                    Price
                                                     of Shares                per Share

Initial awards granted in
  February 1995                                      4,998,000            $       20.00
Other awards granted                                     8,000            $20.00-$26.50
Cancelled                                              (32,000)           $       20.00
                                                     ---------
Outstanding at December 31,1995                      4,974,000            $20.00-$26.50
                                                     =========
As of December 31, 1995:
  Options exercisable                                     None
  Available for grant                                2,630,475

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of selected financial instruments at December 31, 1995, approximates carrying amounts except as follows:

--------------------------------------------------------------------------------
(Dollars in millions)                                  Carrying             Fair
                                                         Amount            Value

10-7/8% senior notes                                       $150             $165
11-3/8% senior debentures                                   250              276
9-7/8% senior subordinated notes                            200              216
10-1/2% senior subordinated
  discount debentures                                       579              635
9-1/4% sinking fund debentures                              150              155

         The fair values presented above are estimates as of December 31, 1995, and are not necessarily indicative of amounts the Company could realize or settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

         The fair values of the Company's 1995 Credit Agreement loans are estimated using indicative market quotes obtained from a major bank. The fair values of senior notes, senior debentures, senior subordinated notes, senior subordinated discount debentures and sinking fund debentures are based on indicative market quotes obtained from a major securities dealer. The fair values of other loans approximate their carrying value.

NOTE 11. RELATED PARTY TRANSACTIONS

In 1993 and 1994 the Company paid Kelso and Company, L.P. ("Kelso"), an affiliate of ASI Partners, the Company's largest shareholder, an annual fee of $2.75 million for providing management consulting and advisory services. In December 1994 the Company paid Kelso a one-time fee of $20 million in connection with the amendment of certain agreements in anticipation of the Company's IPO, including an amendment eliminating future payments of the $2.75 million annual fee but providing for the continuation of such services.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Future minimum rental commitments under the terms of all noncancellable operating leases in effect at December 31, 1995, were: 1996 - $54 million; 1997
- $46 million; 1998 - $38 million; 1999 - $29 million; 2000 - $25 million; and
thereafter - $46 million. Net rental expenses for operating leases were $59 million, $45 million, and $34 million for the years ended December 31, 1995, 1994, and 1993, respectively.

         The Company and certain of its subsidiaries are parties to a number of pending legal and tax proceedings. The Company is also subject to federal, state and local environmental laws and regulations and is involved in environmental proceedings concerning the investigation and remediation of numerous sites. In those instances where it is probable as a result of such proceedings that the Company will incur costs which can be reasonably determined, the Company has recorded a liability. The Company believes that these legal, tax and environmental proceedings will not have a material adverse effect on its consolidated financial position, cash flows or results of operations.

         The tax returns of the Company's German subsidiaries are currently under examination by the German tax authorities (see Note 5).

NOTE 13. SEGMENT DATA

Identifiable assets as of December 31, 1995, 1994 and 1993 and sales and operating income by geographic location for the years then ended are shown in the following tables. Sales and operating income by segment are shown in the Segment Data section of the Five Year Financial Summary on page 14.

Segment Data                                       1995           1994              1993           1992           1991
----------------------------------------------------------------------------------------------------------------------
 Year Ended December 31, (Dollars in millions)

Sales-Geographic distribution:
  United States                                 $ 2,809        $ 2,465           $ 2,096        $ 1,877        $ 1,890
  Europe                                          1,917          1,572             1,315          1,588          1,491
  Other                                             692            550               483            392            317
  Eliminations                                     (197)          (130)              (64)           (65)          (103)
                                                -------        -------           -------        -------        -------
    Total sales                                 $ 5,221        $ 4,457           $ 3,830        $ 3,792        $ 3,595
                                                =======        =======           =======        =======        =======
Operating Income-Geographic distribution:
  United States                                 $   244        $   168           $   125        $    96        $    13
  Europe                                            243            144               118            180            206
  Other                                              47             43                39             24             23
                                                -------        -------           -------        -------        -------
    Total operating income                      $   534        $   355           $   282        $   300        $   242
                                                =======        =======           =======        =======        =======
Assets
  Air Conditioning Products                     $ 1,432        $ 1,223           $ 1,167        $ 1,156        $ 1,174
  Plumbing Products                               1,088            957               960          1,002          1,069
  Automotive Products                               805            755               652            722            828
                                                -------        -------           -------        -------        -------
    Total identifiable assets                   $ 3,325        $ 2,935           $ 2,779        $ 2,880        $ 3,071
                                                =======        =======           =======        =======        =======
Geographic distribution:
  United States                                 $ 1,075        $ 1,025           $ 1,013        $ 1,016        $ 1,015
  Europe                                          1,557          1,343             1,196          1,370          1,577
  Other                                             693            567               570            494            479
                                                -------        -------           -------        -------        -------
    Total identifiable assets                     3,325          2,935             2,779          2,880          3,071
Prepaid charges                                      39             64                78             51             37
Future income tax benefits                           30             22                25             33              8
Cash and cash equivalents                            89             93                53            113            108
Corporate assets                                     37             42                52             49             46
                                                -------        -------           -------        -------        -------
  Total assets                                  $ 3,520        $ 3,156           $ 2,987        $ 3,126        $ 3,270
                                                =======        =======           =======        =======        =======
Goodwill included in assets:
  Air Conditioning Products                     $   334        $   331           $   337        $   351        $   369
  Plumbing Products                                 302            295               296            320            363
  Automotive Products                               446            427               393            431            476
                                                -------        -------           -------        -------        -------
    Total goodwill                              $ 1,082        $ 1,053           $ 1,026        $ 1,102        $ 1,208
                                                =======        =======           =======        =======        =======
Capital expenditures:
  Air Conditioning Products                     $    70        $    45           $    38        $    33        $    46
  Plumbing Products                                  93             55                46             48             40
  Automotive Products                                44             30                14             27             24
                                                -------        -------           -------        -------        -------
    Total capital expenditures                  $   207        $   130           $    98        $   108        $   110
                                                =======        =======           =======        =======        =======
Depreciation and amortization:
  Air Conditioning Products                     $    51        $    51           $    53        $    55        $    56
  Plumbing Products                                  50             64(a)             49             49             48
  Automotive Products                                42             39                35             37             34
                                                -------        -------           -------        -------        -------
    Total depreciation and amortization         $   143        $   154           $   137        $   141        $   138
                                                =======        =======           =======        =======        =======

(a) Includes an asset loss provision of $14 million.

 Quarterly Data (Unaudited)                                                                                       1995
----------------------------------------------------------------------------------------------------------------------
 (Dollars in millions, except share data)                    First            Second            Third           Fourth

Sales                                                   $  1,223.2        $  1,370.8       $  1,316.3       $  1,311.2
Cost of sales                                                909.1           1,008.5            975.1            994.3
Income before income taxes and extraordinary item             45.4              85.0             67.0             29.5
Income taxes                                                  18.9              35.5             23.6              7.1
                                                        ----------        ----------       ----------       ----------
Income before extraordinary item                              26.5              49.5             43.4             22.4
Extraordinary loss on retirement of debt                     (30.1)               --               --               --
                                                        ----------        ----------       ----------       ----------
  Net income (loss)                                     $     (3.6)       $     49.5       $     43.4       $     22.4
                                                        ==========        ==========       ==========       ==========
Per common share:
  Income before extraordinary item                      $      .38        $      .65       $      .57       $      .29
  Extraordinary loss on retirement of debt                    (.43)               --               --               --
                                                        ----------        ----------       ----------       ----------
  Net income (loss)                                     $     (.05)       $      .65       $      .57       $      .29
                                                        ==========        ==========       ==========       ==========

Average number of common shares (thousands)                 69,889            75,987           76,191           76,553
Range of prices on common stock:
  High                                                  $       25        $   28 1/4       $       32       $   31 7/8
  Low                                                   $   19 5/8        $   24 1/4       $       26       $   26 1/4

                                                                                                                     1994
-------------------------------------------------------------------------------------------------------------------------
 (Dollars in millions, except share data)                       First         Second(a)           Third         Fourth(b)


Sales                                                      $    989.6        $  1,130.5        $  1,188.8       $  1,148.6
Cost of sales                                                   746.3             857.3             883.5            890.2
Income (loss) before income taxes and extraordinary item          3.4               3.5              26.2            (48.3)
Income taxes                                                     16.7              14.9              15.1             15.8
                                                           ----------        ----------        ----------       ----------
Income (loss) before extraordinary item                         (13.3)            (11.4)             11.1            (64.1)
Extraordinary loss on retirement of debt                           --                --                --             (8.7)
                                                           ----------        ----------        ----------       ----------
  Net income (loss)                                        $    (13.3)       $    (11.4)       $     11.1       $    (72.8)
                                                           ==========        ==========        ==========       ==========
Per common share:
  Income (loss) before extraordinary item                  $     (.22)       $     (.19)       $      .19       $    (1.07)
  Extraordinary loss on retirement of debt                         --                --                --             (.15)
                                                           ----------        ----------        ----------       ----------
  Net income (loss)                                        $     (.22)       $     (.19)       $      .19       $    (1.22)
                                                           ==========        ==========        ==========       ==========
Average number of common shares (thousands)                    59,804            59,977            59,954           59,999


(a) Results for the second quarter of 1994 included pre-tax charges of $40 million ($33 million after tax) related to employee severance, consolidation of production facilities, the implementation of cost reduction actions, and a provision for losses on operating assets expected to be disposed of prior to the expiration of their originally estimated useful lives.

(b) The fourth quarter of 1994 included a one-time special charge of $20 million in connection with the amendment of certain agreements in anticipation of the initial public offering of the Company's common stock.

BOARD OF DIRECTORS


Emmanuel A. Kampouris                   (C-Chairman)
Chairman, President and Chief Executive Officer
American Standard Companies Inc.

Steven E. Anderson                      (A) (B)
Retired National Partner in Charge - Industries
KPMG Peat Marwick
New York, NY

Horst Hinrichs                          (C)
Senior Vice President, Automotive Products
American Standard Companies Inc.

George H. Kerckhove                     (C)
Senior Vice President, Plumbing Products
American Standard Companies Inc.

Shigeru Mizushima
President, Chief Operating Officer and Director
Daido Hoxan Inc.
Tokyo, Japan

Frank T. Nickell
President and Director
Kelso & Companies, Inc.
New York, NY

Roger W. Parsons                        (A-Chairman) (B)
Group Managing Director
Rea Brothers Group PLC
London, United Kingdom

J. Danforth Quayle                      (A) (B)
Former Vice President of the United States
Chairman, Circle Investors, Inc.
Indianapolis, IN

David M. Roderick
Chairman
Earle M. Jorgensen Company
Brea, CA
Retired Chairman
USX Corporation
Pittsburgh, PA

John Rutledge
Chairman
Rutledge & Company, Inc.
Founder and Chairman
Claremont Economics Institute
Greenwich, CT

Joseph S. Schuchert                     (B-Chairman) (C)
Chairman, Chief Executive Officer and Director
Kelso & Companies, Inc.
New York, NY



Member of:
(A) Audit Committee
(B) Management Development and Nominating Committee
(C) Executive Committee

OFFICERS


Emmanuel A. Kampouris
Chairman, President and Chief Executive Officer

Horst Hinrichs
Senior Vice President, Automotive Products

George H. Kerckhove
Senior Vice President, Plumbing Products

Fred A. Allardyce
Vice President and Chief Financial Officer

Alexander A. Apostolopoulos
Vice President and Group Executive, Plumbing Products,
Americas International

Thomas S. Battaglia
Vice President and Treasurer

Gary A. Brogoch
Vice President and Group Executive, Plumbing Products, PRC

Roberto Canizares M.
Vice President, Air Conditioning Products, Asia-Pacific Region

Wilfried Delker
Vice President and Group Executive, Plumbing Products,
Worldwide Fittings

Adrian B. Deshotel
Vice President, Human Resources

Peter Enss
Vice President, Automotive Products, Germany

Cyril Gallimore
Vice President, Systems and Technology

Luigi Gandini
Vice President, Special Projects

Daniel Hilger
Vice President, Air Conditioning Products,
Middle East and Africa Region

Frederick W. Jaqua
Vice President, Special Counsel and Assistant Secretary

Richard A. Kalaher
Vice President, General Counsel and Secretary

W. Craig Kissel
Vice President and Group Executive, Air Conditioning Products,
Unitary Products Group

William A. Klug
Vice President and Group Executive, Air Conditioning Products,
International

Jean-Claude Montauze
Vice President, Automotive Products, France

G. Eric Nutter
Vice President and Group Executive, Plumbing Products, U.S.

Raymond D. Pipes
Vice President and Group Executive, Plumbing Products, Far East

Bruce R. Schiller
Vice President, Air Conditioning Products, Compressor Business

James H. Schultz
Vice President and Group Executive, Air Conditioning Products,
North American Commercial Group

G. Ronald Simon
Vice President and Controller

Benson I. Stein
Vice President, General Auditor

Wolfgang Voss
Vice President and Group Executive, Plumbing Products, Europe

Robert M. Wellbrock
Vice President, Taxes

CORPORATE INFORMATION


Corporate Headquarters
P.O. Box 6820
One Centennial Avenue
Piscataway, NJ 08855-6820
(908) 980-6000

Annual Meeting
May 2, 1996, at 10:00 AM (EDT)
Embassy Suites Hotel
121 Centennial Avenue
Piscataway, NJ

Transfer Agent and Registrar
Citibank, N.A.
120 Wall Street
New York, NY 10043

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: ASD

Additional Information
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange
Commission is available without charge. A copy may be requested from:

            Investor Relations Department
            P.O. Box 6820
            One Centennial Ave.
            Piscataway, NJ 08855-6820
            (908) 980-6038

                                    AMERICAN
                                     ------
                                    STANDARD
                                     ------
                                   COMPANIES



P.O. Box 6820   One Centennial Avenue  Piscataway, NJ 08855-6820  (908) 980-6000