Form 10-K405, Exhibit 13
period 1996-12-31
AMERICAN STANDARD COMPANIES INC
filed 1997-03-27
CIK 836102

                                                                  EXHIBIT 13



                                   [GRAPHIC]


          "AS WE BECOME A TRUE LEARNING ORGANIZATION, WE ARE ACQUIRING
                  THE CRITICAL SKILLS AND ABILITIES TO ADAPT TO
          THE RAPIDLY SHIFTING REQUIREMENTS OF THE GLOBAL MARKETPLACE."

                        AMERICAN STANDARD COMPANIES INC.
                               1996 ANNUAL REPORT

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

            American Standard and its 35 joint ventures operate 106 manufacturing facilities in 35 countries. The Company employs approximately 44,000 people worldwide.

                            [AMERICAN STANDARD LOGO]

                             [IDEAL STANDARD LOGO]

                                [PORCHER LOGO]

                                  [TRANE LOGO]

                                  [TRANE LOGO]

                                  [WABCO LOGO]


CONTENTS

Financial Highlights                 1
Letter to Stockholders               2
Medical Systems Group               12
Financial Contents                  13
Directors and Officers              45


Demand Flow(R) is a registered trademark of the Jc-I-T Institute of Technology, Inc.

FINANCIAL HIGHLIGHTS


                                                              1996           1995         Change
------------------------------------------------------------------------------------------------
Year Ended December 31, (Dollars in millions, except per share amounts)

Sales                                                        $5,805         $5,221          11%

Operating Income (a)                                         $  586(a)      $  534          10%

Operating Margin (a)                                           10.1%(a)       10.2%        (.1)

Income Before Extraordinary Item (a)                         $  189(a)      $  142          33%
     Per Share (a)                                           $ 2.42(a)      $ 1.90          27%

Demand Flow Performance
     Average Inventory Turnover (b)                             8.8x           8.3x         .5x
     Operating Working Capital as a Percent of Sales (c)        4.9%           4.9%         --
     Net Cash Provided by Operating Activities               $  353         $  348           1%

(a) Excludes asset impairment loss in 1996. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, resulting in a non-cash charge of $235 million, or $3.02 per share. Including the asset impairment loss, operating income was $351 million and loss before extraordinary item was $47 million or $.60 per share. See Note 2 of Notes to Consolidated Financial Statements.

(b) Twelve-month average inventory turnover with each month calculated using the following three month's cost of sales annualized, divided by adjusted inventories as of each month end.

(c) Operating Working Capital as of December 31 divided by annualized fourth quarter sales. Operating Working Capital is defined as net accounts receivable and adjusted inventories less accounts payable, accrued payrolls and other accrued liabilities.


SALES-$5.8 BILLION

                                   Businesses

Air Conditioning                                                             59%
Automotive                                                                   16%
Plumbing                                                                     25%

                                   Geography

Europe                                                                       35%
Far East                                                                     10%
Other                                                                         6%
U.S.                                                                         49%


OPERATING INCOME- $586 MILLION (a)

                                   Businesses

Air Conditioning                                                             60%
Automotive                                                                   21%
Plumbing                                                                     19%


                                   Geography

Europe                                                                       29%
Far East                                                                      8%
Other                                                                         6%
U.S.                                                                         57%

TO OUR STOCKHOLDERS


YOUR COMPANY HAD ANOTHER RECORD YEAR IN 1996:

      - REVENUES REACHED A NEW HIGH OF $5.8 BILLION,

      - INTERNATIONAL REVENUES REACHED $3.0 BILLION,

      - EARNINGS PER SHARE, EXCLUDING A GOODWILL WRITE-DOWN, INCREASED 27% TO A RECORD $2.42,

      - INVENTORY TURNS, OUR KEY DEMAND FLOW(R) TECHNOLOGY (DFT) PERFORMANCE MEASURE, INCREASED ONE-HALF TURN TO 8.8 (NOW CALCULATED ON A MONTHLY AVERAGE), AND

      - WORKING CAPITAL WAS HELD TO 4.9 CENTS FOR EVERY DOLLAR OF SALES

      RESULTING IN A TOTAL RETURN TO OUR STOCKHOLDERS OF 37%.

      These strong results were achieved despite a decline of $71 million in operating income from our European operations where markets continue to be weak.

      Our model for growth is based on leveraging our key strengths --

      - GLOBALIZATION,

      - NEW PRODUCTS AND TECHNOLOGIES AND

      - DEMAND FLOW TECHNOLOGY, OUR CORE COMPETENCE,

      that sustain our market leadership.

GLOBALIZATION

      More than half of our Company's total sales, $3.0 billion, are now generated overseas. Globalization serves us as --

      - AN AVENUE FOR ACCELERATED GROWTH,

      - AN ANTIDOTE TO ADVERSE REGIONAL BUSINESS CYCLES, AND

      - A MEANS OF ENHANCING OUR COMPETITIVENESS BY PROVIDING LOW-COST SOURCING ALTERNATIVES.

      Our philosophy is to move in anticipation of growth. Plumbing products are fundamental to the developing infrastructure of emerging markets and, with the rise of middle-class consumers, demand for air conditioning products increases. Entering markets early enables us to establish a strong presence as they develop. Since the early 60's, joint ventures have been the primary expansion vehicle in emerging markets for American Standard. Establishing and successfully running joint ventures are core business competences. Even during the Company's years as a highly leveraged private company with the restrictive covenants that applied, we were able to sustain our aggressive global expansion utilizing cash generated from our DFT implementation and innovative financing methods. These methods have allowed us to start new businesses with minimal up-front capital at risk while maintaining operating control. The Company's manufacturing joint ventures now number 35 in 18 countries. Our approach combines local marketing and distribution expertise with American Standard's brand names, vast practical experience, training skills, Demand Flow Technology competence, technological leadership and capital resources. In this manner, we are continuing to grow our base of operations throughout Asia and are now establishing a presence in Eastern Europe.

                                    [PHOTO]

   THE ECONOMIES OF THE DEVELOPING COUNTRIES OF ASIA ARE PROJECTED TO GROW AT
    TWO TO THREE TIMES THE RATE FOR THE U.S. AND FOR EUROPE. AT ITS HIGH RATE OF GROWTH, CHINA COULD BECOME THE WORLD'S LARGEST MARKET FOR PLUMBING AND
                           AIR CONDITIONING PRODUCTS.

      Asia-Pacific

      The Asia-Pacific region, particularly the People's Republic of China
      (PRC), offers exceptional growth opportunities for all our businesses. In just a few years, China itself could become the largest plumbing and air conditioning market in the world. Following the opening of the PRC to the West, we established our first Plumbing Products joint venture in Guangdong province in 1985. From this base, we have expanded our manufacturing presence to provide a full complement of plumbing products through five new joint ventures and one wholly-owned subsidiary in Guanzhou, Beijing, Shanghai and Tianjin. These seven companies position American Standard as the largest full-line manufacturer of plumbing products in the PRC.

      INTERNATIONAL SALES

                           1992      1993      1994      1995    1996
                           ----      ----      ----      ----    ----
      Europe              $1,610    $1,361    $1,584    $1,937  $2,033
      Far East               193       254       310       426     566
      Other                  294       329       354       365     377
                           -----     -----     -----     -----   -----
                          $2,097    $1,944    $2,248    $2,728  $2,976
                           =====     =====     =====     =====   =====

      $3 BILLION IN TOTAL WITH THE FAR EAST MARKETS NEARLY $600 MILLION AND GROWING 34% ANNUALLY.

            Air Conditioning Products, with three joint ventures in the PRC, will establish a fourth joint venture in 1997 to become an integrated manufacturer and distributor of a broad range of residential and commercial air conditioning systems and related products. Automotive Products has also established manufacturing operations there. We contemplate further PRC ventures over the next two years for all our businesses.

            Our goal is to generate $1 billion in annual sales from all our PRC ventures.

            Elsewhere throughout the Asia-Pacific region, we are expanding our network of companies. Plumbing Products recently added Vietnam to its existing regional manufacturing base of five countries. Air Conditioning Products is looking to expand its four-country network of manufacturing joint-venture companies. Manufacturing joint ventures in India and Japan broaden Automotive Products presence in the region.

                                                                  Eastern Europe

      The Company is laying the groundwork for a strong regional presence in Eastern Europe. Our largest European vitreous china facility was established through a joint venture in the Czech Republic in 1992. We also have begun building a large vitreous china plant in Bulgaria, complementing our existing fittings facility. Air Conditioning Products is expanding its sales and service network in most eastern European countries, and

      Automotive Products is also seeking a joint venture opportunity there. These initiatives will enhance our competitive advantage in the region.

      Other Market Opportunities

      There are a great many opportunities to grow our business both in the countries where we already have an established presence and in new ones. Sourcing its WABCO ABS systems from its European businesses, Automotive Products has gained a leading presence in the U.S. heavy-truck industry through its joint venture with Rockwell International. U.S. federal regulations now mandating anti-lock braking systems on all new heavy trucks will serve as a catalyst for accelerated growth over the next several years. Our new manufacturing joint venture with Cummins Engine will establish an Automotive Products' manufacturing presence in North America and further enhance its growth in the U.S.

            Air Conditioning Products is now leveraging its strong base of U.S. national accounts by servicing customer needs on a global basis. Customers doing business in two or more regions of the world can rely on consistent quality, standards, performance and service for their indoor environment needs. Targeted market segments that could benefit most from this strategy include fast food restaurants, electronics manufacturing facilities and retail merchandising stores.

                                                               Low-Cost Sourcing

      Aside from access to vast new markets, globalization supports our economic model for a low-cost sourcing strategy developed in the early 90's. This strategy has been instrumental in the turnaround of U.S. Plumbing's operating results. Similarly, we will be using our expanding manufacturing base in Eastern Europe to enhance our competitive position in mature markets around the world.

                                                     NEW PRODUCTS AND TECHNOLOGY

      Developing advanced technologies is also critical to maintaining our competitive advantage. Automotive Products continues its leadership in braking systems and controls with its recently released "brake-by-wire" or electronic braking system (EBS). WABCO EBS is a natural evolution of anti-lock braking systems (ABS) and has been under development by Automotive Products for more than 10 years. EBS is a unified electronically-controlled system for braking. Mercedes-Benz, the world's largest truck manufacturer, features WABCO EBS as standard equipment on its all-new Actros heavy-duty trucks, and we expect other manufacturers in Europe and the United States to offer EBS.

            Additionally, we introduced a new disc air brake technology for heavy-duty vehicles, which shortens substantially the distance required to come to a full stop compared to conventional braking systems. Through a continued emphasis on product development, we maintain a leading position in the world's commercial vehicle markets.

            Air Conditioning Products is starting a major strategic product initiative -- a universal mini-split system. Mini-splits are ductless room air conditioning systems consisting of two separate units -- a condensing unit which is mounted outdoors and an indoor unit which distributes cold air. Such products are ideal for housing with solid wall construction and have been popular throughout Asia and Europe. We estimate the worldwide mini-split market potential outside Japan to be in excess of $7 billion. With manufacturing plants in Thailand, China, France and Egypt, we are proceeding with plans to build an effective worldwide distribution base.

            Air Conditioning Products is also redesigning its chiller lines to further improve efficiencies, the most critical factor to our customers. The success of the new versatile "Horizon" absorption chiller, launched in 1996, is strengthening our leading market position in the U.S. and is ideally suited for the worldwide industrial absorption chiller market.

                                                           Medical Systems Group

      Our research efforts have also led to the development of two totally new technologies which have now been incorporated into a fourth business segment -- Medical Systems. Seven years ago, we began exploring the use of laser technology in our ceramics manufacturing and that development continues. During the early stages, however, we were introduced to laser-based medical diagnostic technologies being developed by some of the same scientists. We viewed these technologies as having breakthrough potential and chose to fund their development. We formed an advisory board of noted scientists and medical practitioners to provide counsel and direction to our research. These innovative technologies were quietly nurtured into what is today our two medical diagnostic product companies, Sienna Biotech Inc. and Alimenterics Inc.

            In order to accelerate the growth of Sienna Biotech, we decided to pursue acquisitions. In March 1997, we signed agreements to acquire the European in vitro medical diagnostic business of Sorin Biomedica S.p.A. and INCSTAR Corporation in the U.S., which is a Sorin subsidiary. Sorin and INCSTAR will enable us to accelerate development of Sienna's Copalis(TM) technology by providing a recognized source of testing assays and an established marketing organization. Our initial focus will be on niche markets such as physicians' office laboratories.

                                    [PHOTO]

       THE ECONOMIES OF EASTERN EUROPE ARE EXPECTED TO ACHIEVE SIGNIFICANT GROWTH. INCREASING DEMAND FOR WEST EUROPEAN STYLE PLUMBING LUXURIES AND
    AIR CONDITIONING SYSTEMS ALONG WITH INCREASING TRUCK TRANSPORTED COMMERCE
        WITH WESTERN EUROPE PRESENT OPPORTUNITIES FOR ALL OUR BUSINESSES.

DEMAND FLOW TECHNOLOGY

      The differentiation of American Standard lies in how its businesses are managed to achieve superior levels of operating performance. The core competence of our Company is Demand Flow Manufacturing (DFM). DFM is a flexible, formulated process that systematically aligns workflow production resources -- people, machines, materials and space allocation -- in the most efficient manner.

            As discussed at length in our report last year, the Company excels in developing and deploying Demand Flow Technology concepts and techniques throughout our businesses worldwide. While DFM has been implemented in all our facilities, the level of implementation is not the same. Based on our understanding of DFM today, we have achieved, on average, only 60% of full implementation. What is exciting is that as we continue to refine and expand Demand Flow Technology, we see new opportunities to enhance our competitiveness by applying it to all aspects of our business.

                                                            Process Organization

      In 1995, we took a bold step toward our transformation into a process organization. The impetus for this radical structural realignment was the introduction of Demand Flow concepts into our administrative areas, which we term Demand Flow Office. This requires the dismantling of the traditional functional boundaries, significantly changing roles and responsibilities within the organization. To date, more than half of our manufacturing and administrative facilities worldwide have established process teams which are collocated to improve communication and information-sharing. This effort is already beginning to pay dividends in our enhanced level of responsiveness to market changes and customer needs. Although some of our businesses have performed very well in this new environment, it is a complex, ongoing transition. Process management is the ultimate extension of Demand Flow Technology and, at this level, there are no textbook examples. We are charting our own course.

PROCESS ORGANIZATION

     PROCESSES                                                             CUSTOMERS
------------------------------------------------------------------------------------
     STRATEGY                    IDEA                                        CONCEPT
------------------------------------------------------------------------------------
     PRODUCT DEVELOPMENT         CONCEPT                                     PRODUCT
------------------------------------------------------------------------------------
     DEMAND CREATION             PROPOSAL                                      ORDER
------------------------------------------------------------------------------------
     ORDER FULFILLMENT            ORDER                                      PAYMENT
------------------------------------------------------------------------------------
     CUSTOMER SERVICE            INQUIRY                                  RESOLUTION
------------------------------------------------------------------------------------
     CENTERS OF EXCELLENCE     ENGINEERING      FINANCE     MARKETING    INFO. TECH.
                                 COACH           COACH        COACH          COACH

TEAMS, FROM PREVIOUS TRADITIONAL FUNCTIONAL RESPONSIBILITIES, ARE COLLOCATED TO ALIGN WORK, COMMUNICATION AND INFORMATION FLOWS ALONG KEY BUSINESS PROCESSES. COACHING SUPPORTS PROCESSES BY DEVELOPING PEOPLE AND RESOURCES. PRODUCTIVITY IS INCREASED AND RESPONSIVENESS IS ENHANCED.

      Training and Best Practices

      Significant resources have been dedicated to ensure that our associates are advancing their knowledge and skills. Our training programs have been translated into 11 languages and are taught by a multi-lingual cadre of in-house trainers around the globe. Additionally, the American Standard College, located at our corporate headquarters, provides specialized instruction in Demand Flow Technology and Process Management concepts to several thousand associates who attend annually. Here, the Company's best practices are identified and formalized for global deployment. As we become a true learning organization, we are acquiring the critical skills and abilities to adapt to the rapidly shifting requirements of the global marketplace.

         Demand Flow Technology is the defining culture of our company. It has not been an easy journey these past eight years, and it is far from over. We are confident that our DFT driven culture has very significant value-enhancing characteristics, benefiting stockholders and other constituents.

A NEW ERA

      The new year begins with another milestone for the Company. In the first quarter of 1997, the Company participated with Kelso ASI Partners in liquidating its investment. Kelso was a very supportive stockholder throughout our LBO period and our transition back to being a publicly-traded company. We are pleased to see its investment brought to a highly successful conclusion, as measured by the stock price appreciation both as a private and public company. Though our stock has more than doubled in value since we went public two years ago, we believe it remains undervalued relative to the Company's growth record and prospects. Therefore in carrying out this transaction, the Company repurchased 4.6 million shares of the Company's stock, and the balance of the shares was sold to the public through a secondary offering. We welcome our new investors who became stockholders through this offering. We are eager to share our growth with you.


      BENEFITS FROM DEMAND FLOW CONTINUE

      [Graph depicting reduction in working capital from 16% of sales in 1988 to 4.9% of sales in 1996, and increase in average inventory turns from 3.0 times in 1988 to 8.8 times in 1996.]

      INVENTORY TURNOVER HAS NEARLY TRIPLED AND WORKING CAPITAL NEEDS REDUCED BY $650 MILLION.

      In recognizing our success to date --

      - WE THANK OUR CUSTOMERS -- wholesale and retail distributors, contractors, architects, original equipment manufacturers and consumers -- for their strong belief in the quality of our products and services. We will work hard continually to earn your business through product and service excellence and with uncompromising business integrity.

      - WE THANK THE MORE THAN 40,000 AMERICAN STANDARD ASSOCIATES WORLDWIDE who make our goals, plans and strategies a reality everyday. You have supported our DFT initiatives -- Demand Flow Manufacturing and Demand Flow Office -- wholeheartedly and enthusiastically. The changes we have introduced over the past several years have been difficult, but we are ever closer to reaching our goals thanks to your personal commitment and daily contributions.

      - WE THANK OUR SUPPLIERS who have embraced our Demand Flow initiatives and introduced these concepts and principles into their own businesses in order to serve us better. This is a win-win situation for us all, and we are glad you see the opportunities in working together.

      - WE THANK OUR STOCKHOLDERS for their continued confidence in the long-term prospects for our Company.

                                                                         OUTLOOK

      Our outlook for 1997 is for continued growth in each of our businesses with the expectation of some market improvement in Europe, particularly in the second half of the year.

            Looking to the longer term, we have deliberately set our internal stretch goals high --

      - $10 BILLION TOTAL SALES IN 2000

      - 15 INVENTORY TURNS

      - 15% OPERATING MARGIN

      - ZERO WORKING CAPITAL

      to serve as a beacon toward exceptional levels of performance.

            Sincerely yours,


            Emmanuel A. Kampouris

            Chairman, President and Chief Executive Officer American Standard Companies Inc.

                        [Photo of Emmanuel A. Kampouris]

                                    [PHOTO]

    LATIN AMERICA IS ANOTHER REGION WHERE ECONOMIC GROWTH IS PROJECTED TO BE AHEAD OF BOTH THE U.S. AND WESTERN EUROPE. IMPROVING LOCAL MARKETS AND A
     FAVORABLE BUSINESS ENVIRONMENT CREATED BY THE NORTH AMERICAN FREE TRADE
                 AGREEMENT OPENS THE DOOR TO NEW OPPORTUNITIES.

LOOKING TO OUR FUTURE --
MEDICAL SYSTEMS

Medical diagnostics are high margin, non-cyclical businesses with long-term growth potential and present a significant business opportunity for American Standard. Sienna's Copalis(TM) technology enables a user to perform multiple tests simultaneously on a single sample. This method contrasts with current technologies which require multiple procedures with diverse laboratory instruments, often in separate laboratory locations. Sienna's first products focus on pre-natal diagnostics. The Copalis system and its initial diagnostic tests received U.S. Federal Drug Administration
      (FDA) approval in 1996 and will be marketed and sold in 1997.

            Alimenterics' LARATM system provides a noninvasive method for the diagnosis of gastrointestinal diseases via the breath. This method, too, differs from current technologies which require endoscopy or other expensive, invasive testing procedures. Alimenterics' initial product focus is on the detection of H.pylori, the bacterium associated with peptic ulcer disease. It submitted filings with the European Agency for the Evaluation of Medicinal Products in 1996 for its LARA system and will submit a regulatory approval application to the FDA later this year.

                                    [PHOTO]

      DESIGNED FOR EASE OF USE, COPALIS TECHNOLOGY ENABLES A NURSE OR TECHNOLOGIST TO PERFORM MULTIPLE TESTS SIMULTANEOUSLY ON A SINGLE TEST SAMPLE WITH SIGNIFICANTLY FASTER RESULTS AND AT LOWER COSTS THAN OTHER TECHNOLOGIES.


            Both technologies have extended applications within the medical diagnostics industry. Additional product applications for the Copalis system include fertility and infectious disease testing. Copalis also has applications beyond the bio-medical field including food and dairy testing, environmental monitoring and veterinary diagnostics. Other disease detection areas for the LARA system include lactose intolerance, bacterial overgrowth and liver dysfunction.

                                    [PHOTO]

      THE LARA SYSTEM IS A FULLY-AUTOMATED, FREE STANDING DIAGNOSTIC DEVICE WITH PRE-PROGRAMMED SELF-DIAGNOSTICS AND OTHER FEATURES THAT MAKE IT EASY TO USE. THE TECHNOLOGY, WHICH MEASURES ISOTOPIC RATIOS IN BREATH SAMPLES, IS AS PRECISE AND ACCURATE AS, BUT LESS EXPENSIVE AND COMPLEX THAN, CURRENT TECHNOLOGIES.

                                                                 THE IDEAL MATCH

      To support the growth and development of Sienna and Alimenterics, the Company is in the process of acquiring Sorin Biomedica and INCSTAR Corporation, a Sorin subsidiary. The synergistic benefits are substantial. Sorin and INCSTAR will accelerate the menu development and marketing process for Sienna's Copalis technology. They will provide Sienna with the chemistry needed for Copalis while obtaining a closed diagnostic platform to enhance their own market positioning. As a result, all three businesses stand to benefit from the merger. Sorin/INCSTAR's diagnostic business, with approximately 100 research and development scientists, will enable the Company to accelerate development of the Copalis technology by providing a recognized source of immunological reagents. Both Sienna and Alimenterics will also benefit from Sorin/INCSTAR's established marketing organization.

            The Company believes that the value of bringing these businesses together is well over and above the value of the businesses on a standalone basis.

                                        FINANCIAL CONTENTS




                                        Five Year Financial Summary                               14
                                        Management's Discussion and Analysis
                                           Overview                                               15
                                           Air Conditioning Products                              16
                                           Plumbing Products                                      17
                                           Automotive Products                                    19
                                           Financial Review                                       20
                                        Management's Report on Financial Statements               24
                                        Report of Independent Auditors                            25
                                        Financial Statements                                      26

FIVE-YEAR FINANCIAL SUMMARY




                                                                          1996          1995        1994        1993        1992
                                                                          ----          ----        ----        ----        ----
Year Ended December 31, (Dollars in millions, except per share data)


SEGMENT DATA
Sales:
   Air Conditioning Products                                           $ 3,437       $ 2,953     $ 2,480     $ 2,100     $ 1,892
   Plumbing Products                                                     1,452         1,270       1,218       1,167       1,170
   Automotive Products                                                     916           998         759         563         730
                                                                       -------       -------     -------     -------     -------
                                                                       $ 5,805       $ 5,221     $ 4,457     $ 3,830     $ 3,792
                                                                       =======       =======     =======     =======     =======

Operating income before asset impairment loss:
   Air Conditioning Products                                           $   353       $   259     $   182     $   133     $   104
   Plumbing Products                                                       110           120         111         108         108
   Automotive Products                                                     123           155          62          41          88
                                                                       -------       -------     -------     -------     -------
                                                                           586           534         355         282         300

Asset impairment loss:
   Air Conditioning Products                                              (121)(a)        --          --          --          --
   Plumbing Products                                                      (114)(a)        --          --          --          --
                                                                       -------       -------     -------     -------     -------
                                                                          (235)           --          --          --          --
                                                                       -------       -------     -------     -------     -------

Total operating income                                                     351           534         355         282         300
Interest expense                                                          (198)         (213)       (259)       (278)       (289)
Corporate items                                                            (95)          (94)       (111)        (85)        (63)
                                                                       -------       -------     -------     -------     -------
Income (loss) before income taxes and extraordinary item                    58           227         (15)        (81)        (52)
Income taxes                                                              (105)          (85)        (62)        (36)         (5)
                                                                       -------       -------     -------     -------     -------
Income (loss) before extraordinary item                                $   (47)      $   142     $   (77)    $  (117)    $   (57)
                                                                       =======       =======     =======     =======     =======
      Per share                                                        $  (.60)(a)   $  1.90     $ (1.29)    $ (2.11)    $ (1.24)
                                                                       =======       =======     =======     =======     =======

OTHER DATA
Demand Flow Performance:
   Average inventory turnover (b)                                          8.8x          8.3x        7.2x        6.2x        5.3x
   Operating working capital as a percent of sales (c)                     4.9%          4.9%        4.9%        5.9%        7.5%
   Net cash provided by operating activities                           $   353       $   348     $   257     $   201     $   174




(a) Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, resulting in a non-cash charge of $235 million, or $3.02 per share. Excluding the asset impairment loss, income per share before extraordinary item was $2.42. See
    Note 2 of Notes to Consolidated Financial Statements.

(b) Twelve-month average inventory turnover with each month calculated using the following three month's cost of sales annualized, divided by adjusted inventories as of each month end.

(c) Operating working capital as of December 31 divided by annualized fourth quarter sales. Operating working capital is defined as net accounts receivable and adjusted inventories less accounts payable, accrued payrolls and other accrued liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS




OVERVIEW

The Company achieved record sales and operating income (excluding a non-cash asset impairment charge of $235 million) for the second consecutive year, primarily as a result of a very strong performance by the Air Conditioning Products segment. Sales for 1996 were $5.8 billion, an increase of 11% from $5.2 billion in 1995. Operating income was $586 million, an increase of 10% from $534 million in 1995. Income before extraordinary item (excluding the asset impairment charge) was $188.5 million, or $2.42 per share, up 33% and 27%, respectively, from income before extraordinary item in 1995 of $142 million, or $1.90 per share. Including the asset impairment charge, the net loss for 1996 was $46.7 million, or $.60 per share.

      Effective January 1, 1996 the Company adopted FAS 121 related to impairment of long-lived assets, resulting in a non-cash charge of $235 million, approximately 90% of which was the write-down of goodwill, for which there was no tax benefit (see Note 2 of Notes to Consolidated Financial Statements).

RESULTS OF OPERATIONS FOR 1996 COMPARED WITH 1995 AND 1995 COMPARED WITH 1994

Consolidated sales for 1996 were $5,805 million, an increase of $584 million, or 11% (12% excluding the unfavorable effects of changes in foreign exchange rates), from $5,221 million in 1995. Sales increased 16% for Air Conditioning Products and 14% for Plumbing Products, but declined 8% for Automotive Products.

      Consolidated sales for 1995 were $5,221 million, an increase of 17% (15% excluding the favorable effects of foreign exchange) from $4,457 million in 1994. Sales increased for all three segments with gains of 19% for Air Conditioning Products, 4% for Plumbing Products and 31% for Automotive Products.

      Operating income for 1996 (excluding the $235 million asset impairment charge previously mentioned) was $586 million, an increase of $52 million, or 10% (11% excluding the unfavorable effects of foreign exchange), from $534 million in 1995. Operating income increased 36% for Air Conditioning Products but decreased 8% for Plumbing Products and 20% for Automotive Products.

      Operating income for 1995 was $534 million, an increase of $179 million, or 50% (46% excluding the favorable effects of foreign exchange), from $355 million in 1994. Excluding $40 million of special charges from 1994, operating income in 1995 increased 35% (31% excluding favorable foreign exchange effects) from an adjusted operating income of $395 million in 1994. Excluding such special charges and the favorable effects of foreign exchange, operating income increased 38% for Air Conditioning Products and 85% for Automotive Products but declined by 11% for Plumbing Products. Operating income for 1994 included special charges of $40 million related to employee severance, the consolidation of production facilities, the implementation of other cost reduction actions and a provision for loss on the early disposition of assets. Including such special charges in 1994, operating income increased 42% for Air Conditioning Products, 8% for Plumbing Products and 150% for Automotive Products.

RESULTS OF OPERATIONS BY SEGMENT


AIR CONDITIONING PRODUCTS SEGMENT

                                                         1996      1995     1994
                                                         ----      ----     ----
Year Ended December 31, (Dollars in millions)


Sales:
       U.S. portion                                   $ 2,450    $2,152   $1,915
       International portion                              987       801      565
                                                      -------    ------   ------
          Total                                       $ 3,437    $2,953   $2,480
                                                      =======    ======   ======

Operating income before asset impairment loss:
       U.S. portion                                   $   314    $  225   $  180
       International portion                               39        34        2
                                                      -------    ------   ------
          Total                                           353       259      182
Asset impairment loss                                    (121)       --       --
                                                      -------    ------   ------
          Total operating income                      $   232    $  259   $  182
                                                      =======    ======   ======

   The U.S. portion of Air Conditioning Products is composed of the Unitary Products Group and the North American Commercial Group (excluding Canada). The international portion consists of the non-U.S.-based operations of the International Group, the Canadian operations of the North American Commercial Group and exports from the U.S. by the International Group. Export sales from the U.S. have been reclassified to the International portion for 1995 and 1994 to conform with the 1996 classification.


      Sales of Air Conditioning Products increased 16% (with little effect from foreign exchange) to $3,437 million for 1996 from $2,953 million for 1995, as a result of significant sales gains in the U.S. and expanding international sales. The 1996 increase followed a gain of 19% in 1995 from $2,480 million in 1994. Commercial markets account for approximately 75% of Air Conditioning Products' total sales. Approximately 60% of total sales is to the replacement, renovation and repair markets.

      Operating income of Air Conditioning Products (excluding the asset impairment charge) increased 36% to $353 million in 1996 from $259 million in 1995. The improvement was principally the result of increased operating income in the United States due to higher sales together with cost reductions. Operating income of Air Conditioning Products increased 42% to $259 million in 1995 from $182 million in 1994. The increase was attributable primarily to the effects of higher volumes in both U.S. and international operations and further reflects that 1994 included special charges of $7 million related to the consolidation of production facilities, employee severance and other cost reduction actions.

United States -- In 1996 U.S. sales increased 14% over those of 1995. Markets in the U.S. continued to improve in 1996 in both replacement and new construction for commercial and residential products. The U.S. portion of sales of commercial products increased because of higher volume resulting from improved markets, higher prices, gains in market share, the acquisition of additional sales offices and a favorable shift to higher-efficiency, higher-capacity products. Sales of residential products increased because of strong demand (particularly in the replacement and renovation market), hot weather in some parts of the U.S., and a favorable shift to high-end products. Operating income for the U.S. portion of Air Conditioning Products increased 40% in 1996 compared with 1995, as a result of the increased sales of commercial and residential products and cost improvements.




AIR CONDITIONING   1996 Sales-$3.4 Billion


                                  Business Mix

                                  [PIE CHART]

Commercial                                                                   75%
Residential                                                                  25%


                                   Geography

                                  [PIE CHART]

U.S.                                                                         71%
Europe                                                                       12%
Other                                                                         4%
Far East                                                                     13%


                                    Markets

                                  [PIE CHART]

Replacement, Renovation and Repair                                           60%
Residential New Construction                                                 10%
New Commercial Construction                                                  30%


Air Conditioning Products is the Company's largest business segment. The U.S. commercial business, driven by the replacement, renovation and repair markets, is the largest. The International business, particularly in the Far East, is the most rapidly growing.

      In 1995 U.S. sales increased 12% over those of 1994. Sales of commercial products increased because of higher volume attributable to improved markets, accelerated demand for chiller replacement, higher prices, gains in market share and the acquisition of additional sales offices. Sales of residential products increased primarily from higher replacement volume, partly offset by the effect of lower prices on certain products due to competitive market conditions. Operating income for the U.S. portion of Air Conditioning Products increased 25% in 1995 compared with 1994, as a result of the increased sales of commercial products, reduced by lower operating income on residential products due to competitive pricing pressures and increased raw material costs.

International -- International sales in 1996 increased 23% (25% excluding the unfavorable effects of foreign exchange), principally due to sales by the new operations in the People's Republic of China ("PRC"), expansion in other Far East and Latin American operations and improved commercial markets in Europe. Operating income (excluding the asset impairment charge) for international operations in 1996 increased 15% to $39 million compared with $34 million in 1995. This reflected improved margins on chillers and modest improvements in Far East operations and Europe, partly offset by costs of expansion, and further reflected that 1995 included a gain on the sale of certain Hong Kong operations in conjunction with establishing operations directly in the PRC.

      International sales increased 42% in 1995, principally due to expanding operations in the Far East and Latin America (including operations in Thailand, Australia and Brazil which were consolidated beginning in 1995), improved commercial markets, higher export sales (primarily to the Far East) and higher volume in Europe. As a result of the higher sales, international operations achieved operating income of $34 million compared with $2 million in 1994, reflecting operating improvements achieved in Europe, improved margins on chiller sales and the reorganization and sale of certain Hong Kong operations in conjunction with establishing operations directly in the PRC.

Backlog -- The worldwide backlog for Air Conditioning Products as of December 31, 1996, was $601 million, essentially at the same high level as of a year earlier (with little effect from foreign exchange) reflecting continued strong demand for commercial products.


PLUMBING PRODUCTS SEGMENT

                                                          1996       1995       1994
                                                          ----       ----       ----
Year Ended December 31, (Dollars in millions)


Sales:
       International portion                            $ 1,072    $   928    $   924
       U.S. portion                                         380        342        294
                                                        -------    -------    -------
          Total                                         $ 1,452    $ 1,270    $ 1,218
                                                        =======    =======    =======

Operating income (loss) before asset impairment loss:
       International portion                            $    88    $   122    $   140
       U.S. portion                                          22         (2)       (29)
                                                        -------    -------    -------
           Total                                            110        120        111
Asset impairment loss                                      (114)        --         --
                                                        -------    -------    -------
           Total operating income (loss)                $    (4)   $   120    $   111
                                                        =======    =======    =======


   The international portion of Plumbing Products is composed of the European Plumbing Products Group, the Americas International Group, the Far East Group and export sales from the U.S. The U.S. portion is generated primarily by the U.S. Plumbing Products Group. Export sales from the U.S. have been reclassified to the International portion for 1995 and 1994 to conform with the 1996 classification.

      Sales of Plumbing Products increased 14% (15% excluding the unfavorable effects of foreign exchange) to $1,452 million in 1996 from $1,270 million in 1995, primarily as a result of sales by Porcher (acquired in the fourth quarter of 1995) and higher sales in North and Latin American and Middle Eastern operations. Excluding Porcher and foreign exchange effects, 1996 sales were flat, increasing 11% for U.S. operations, but declining 4% for international operations. Sales in the U.S. increased as a result of higher volumes (primarily in the retail market channel) and higher prices. Sales and market share in the retail market channel have been growing in recent years, a trend the Company believes will continue and lead to increased sales because of strong product and brand-name recognition. The sales decline for international operations was primarily attributable to a decrease in Europe, particularly in Germany, Italy and France which continued to experience weak economic conditions and the effects of a strike in the Philippines, partly offset by volume gains in Latin American operations (primarily in Mexico) and Egypt.

      Sales of Plumbing Products increased 4% (with little overall effect from foreign exchange) to $1,270 million in 1995 from $1,218 million in 1994. Sales increased slightly for international operations, primarily attributable to volume and price gains in Italy and to a lesser extent in Greece and the United Kingdom ("U.K."), partly offset by lower sales in Germany, France, Canada and Mexico as a result of weak economic conditions in those countries. Sales in the U.S. increased 16% because of improved markets and expanded distribution through retail market channels.

      Operating income of Plumbing Products (excluding the asset impairment charge) was $110 million for 1996 compared with $120 million for 1995, a decrease of 8% (7% excluding the unfavorable effects of foreign exchange), because of lower operating income for international operations, partly offset by a solid gain in U.S. operations. The decrease in operating income for international operations in 1996 was principally due to the aforementioned market weakness in Europe, particularly in Germany, Italy and France and the effects of the Philippines strike. In addition, margins in France were lower than in the prior year due to increased costs, primarily in the newly-acquired Porcher operations. The Company is undertaking actions to assimilate Porcher into its European plumbing products operations and to improve operating performance. Operating results in the U.S. improved substantially, due to higher sales and lower-cost sourcing from expanded facilities in Mexico and manufacturing and operating cost improvements.

      Operating income of Plumbing Products was $120 million for 1995 compared with $111 million for 1994, an increase of 8% (4% excluding foreign exchange effects). In 1994 operating income for Plumbing Products included a provision of $14 million related to the early disposition of certain assets and a provision of $5 million related to employee severance and other cost reduction actions. Excluding such provisions and the effects of foreign exchange from 1994, 1995 operating income would have decreased 11% from 1994, because of lower operating income for international operations, partly offset by improved results in the U.S. The decrease in operating income for international operations in 1995 was principally due to the aforementioned market weakness in Germany, France, Canada and Mexico, start-up expenses of new operations in the Far East, operating difficulties in the Czech Republic and lower profitability in Brazil and Korea. Operating results in the U.S. improved substantially, to near break even, due to higher sales and lower-cost sourcing from expanded facilities in Mexico, partly offset by costs related to the realignment of U.S. manufacturing operations.

Backlog -- Plumbing Products' backlog as of December 31, 1996, was $157 million, up slightly from December 31, 1995 (with little effect from foreign exchange), reflecting inclusion of the Porcher backlog offset partly by the effects of continued economic weakness in Europe.




PLUMBING   1996 Sales-$1.5 Billion



                                  Business Mix

                                  [PIE CHART]

Residential                                                                  75%
Commercial                                                                   25%


                                   Geography

                                  [PIE CHART]

Europe                                                                       53%
U.S.                                                                         26%
Other                                                                        13%
Far East                                                                      8%


                                    Markets

                                  [PIE CHART]

Replacement and Remodeling                                                   60%
New Construction                                                             40%


Plumbing Products is the most geographically diverse of the Company's three businesses. The majority of its sales in Europe and the Americas are from the replacement and remodeling markets while sales in the Far East are primarily driven by the fast-growing new construction markets.

AUTOMOTIVE PRODUCTS SEGMENT

                                                          1996     1995     1994
                                                          ----     ----     ----
Year Ended December 31, (Dollars in millions)

Sales                                                     $916     $998     $759
Operating Income                                           123      155       62

      Sales of Automotive Products for 1996 were $916 million, a decrease of $82 million, or 8% (6% excluding the unfavorable effects of foreign exchange), from $998 million in 1995, primarily because of a decline in European commercial vehicle production as a result of market weakness and order delays at several large customers in anticipation of new truck model introductions, partly offset by the effect of the increased number of components per truck on new models. After a strong first quarter, unit volume of truck and bus production in Western Europe declined, resulting in a decrease of 9% for the full year 1996 compared with 1995. Sales volumes were lower in all markets for commercial vehicle braking and other control systems except in the U.K. because of the growing utility vehicle business in that country. In Brazil, demand also decreased as truck production declined 32% from the prior year.

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

      Operating income for Automotive Products was $123 million in 1996, a decrease of 20% (18% excluding the unfavorable effects of foreign exchange). This decrease reflected the lower sales and start-up costs associated with new product introductions on 1997 truck models, offset partly by productivity improvements from the continuing implementation of manufacturing process improvements.

      Operating income for Automotive Products was $155 million in 1995, an increase of 150% (122% excluding the favorable effects of foreign exchange). This increase was primarily attributable to the substantially higher sales volume as well as higher margins achieved through implementation of manufacturing process improvements, a reduced salaried workforce, productivity gains and other cost reduction actions. In addition, 1994 operating income included special charges of $14 million related to employee severance and the consolidation of production facilities.

Backlog -- Automotive Products' backlog as of December 31, 1996, was $309 million, a decrease of 9% from December 31, 1995 (excluding the unfavorable effects of foreign exchange), reflecting the weak markets and shortened time horizons on orders placed by certain customers.




AUTOMOTIVE   1996 Sales-$.9 Billion


                                   Geography

                                  [PIE CHART]

Europe                                                                       94%
Export and Other                                                              6%


                                    Markets

                                  [PIE CHART]

OEM Conventional                                                             42%
Aftermarket                                                                  28%
Electronic                                                                   30%




Automotive Products is primarily a European-based business manufacturing original equipment (OEM) for most of the world's leading producers of trucks, buses and utility vehicles. Aftermarket sales serve vehicle owners' add-on and replacement needs. For this segment the electronic products market, including antilock braking and electronic braking systems, is the fastest growing.

FINANCIAL REVIEW

Interest expense decreased $15 million in 1996 compared with 1995 because of reduced debt and lower overall interest rates (see "Liquidity and Capital Resources"). Interest expense for 1995 decreased $46 million compared with 1994 because of reduced debt (due to the application of the net proceeds from the Company's initial public offering ("IPO") in February 1995 and cash flow) together with the effect of lower overall interest rates. Corporate items for 1996 totaled $95 million, approximately the same level as in 1995, reflecting increased spending on development of the Company's medical diagnostics group and increased product development costs in the Alliance Compressor joint venture, offset by lower accretion expense on postretirement benefits and a gain on the reorganization of the Alliance Compressor venture. Excluding from 1994 a special charge of $20 million paid in connection with the amendment of certain agreements in anticipation of the IPO, corporate items increased modestly in 1995 because of higher accretion expense on postretirement benefits and spending on development of medical diagnostics, partly offset by higher equity in net income of unconsolidated joint ventures.

      The income tax provisions for 1996 and 1995 were $104 million and $85 million, respectively. The effective income tax rate in 1996 was 35.6% on pretax income of $293 million (excluding the asset impairment charge on which there was no tax benefit) compared with an effective rate in 1995 of 37.5% on income before income taxes and extraordinary item of $227 million. In 1994 the income tax provision was $62 million, despite a loss (before income taxes and extraordinary item) of $15 million. The effective tax rates in 1996 and 1995 are somewhat lower than the statutory rates primarily as a result of higher levels of taxable income in the U.S. in 1996 and 1995 and expected in 1997 (which enabled the Company to recognize previously unrecognized tax benefits) and, in 1996, from proportionately greater pretax income earned in the U.S. (at a lower effective rate) compared to that earned in higher-rate jurisdictions in Europe and elsewhere. Those benefits were partly offset by the effects of rate differences and withholding taxes related to foreign operations and nondeductible goodwill amortization. The 1994 provision reflected the taxes payable on profitable foreign operations, while tax benefits were not available to offset losses on U.S. operations. See Note 6 of Notes to Consolidated Financial Statements.

      As a result of the redemption of debt in 1995 and 1994 with refinancing proceeds, those years included extraordinary charges of $30 million and $9 million, respectively, including call premiums and the write-off of unamortized debt issuance costs, on which no tax benefits were recorded. See the following section, "Liquidity and Capital Resources" and Note 9 of Notes to Consolidated Financial Statements for a description of these transactions. In addition, the first quarter of 1997 will include an extraordinary charge of $10 million as a result of the repayment of debt under the 1995 Credit Agreement with proceeds of the 1997 Credit Agreement.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities, after cash interest paid of $140 million, was $353 million for 1996, compared with $348 million for 1995. The $5 million increase resulted primarily from higher income before extraordinary item (excluding the non-cash asset impairment loss of $235 million) offset by the effect of higher payments for income taxes. Average inventory turnover for 1996 improved by half a turn over the average turnover for 1995, while operating working capital as a percentage of sales remained at 4.9%. After allowing for $206 million of net investing activities (principally capital expenditures of $227 million, including $15 million of investments in affiliated companies - see "Capital Expenditures"), net cash flow used for financing activities amounted to $175 million which was applied to the repayment of debt.

      In January 1997 the Company entered into a new credit agreement (the "1997 Credit Agreement"). The 1997 Credit Agreement, which expires in 2002, provides American Standard Inc. and certain subsidiaries (the "Borrowers") with senior secured credit facilities aggregating $1.75 billion to all Borrowers as follows:
(a) a $750 million U.S. dollar revolving credit facility and a $625 million multi-currency revolving credit facility (the "Revolving Facilities") and (b) a $375 million multi-currency periodic access credit facility (the "Periodic Access Facility"). Up to $500 million of the Revolving Facilities may be used for the issuance of letters of credit. The 1997 Credit Agreement and certain other American Standard Inc. debt instruments contain restrictive covenants and other requirements, with which the Company believes it is currently in compliance. See Note 9 of Notes to Consolidated Financial Statements.

      The 1997 Credit Agreement provides lower interest rates, significantly increased borrowing capacity, less restrictive covenants and no scheduled principal payments until maturity in 2002. The Company believes that the amounts available from operating cash flows, funds available under its 1997 Credit Agreement and future borrowings will be sufficient to meet its expected operating needs and planned capital expenditures for the foreseeable future. Obligations under the 1997 Credit Agreement are guaranteed by the Company, American Standard Inc. and significant domestic subsidiaries of American Standard Inc. (with foreign borrowings also guaranteed by certain foreign subsidiaries) and are secured by a pledge of the stock of American Standard Inc. and nearly all shares of subsidiary stock.

      At December 31, 1996, the Company's total indebtedness was $1.9 billion and, after giving effect to the 1997 Credit Agreement, annual scheduled debt maturities were $23 million, $24 million, $164 million, $13 million and $211 million for the years 1997 through 2001, respectively. After completion of the 1997 Credit Agreement on January 31, 1997 and the Share Repurchase (as defined below), the Company had remaining availability under the Revolving Facilities of approximately $1.0 billion after reduction for borrowings and for $55 million of outstanding letters of credit. In addition, at December 31, 1996, the Company's foreign subsidiaries had $83 million available under overdraft facilities which can be withdrawn by the banks at any time.

      At December 31, 1996, the Company held swap agreements to hedge the redemption value of a portion of its 10 1/2% senior subordinated discount debentures and effectively converted such debt to an average fixed interest rate of approximately 7%. The redemption value hedged by the swaps is the fair value of the debt at the commencement of the swaps. The swaps mature in June 1998 and have a notional debt value of $147 million. The swap providers are major financial institutions. The Company does not anticipate non-performance by such providers.

      In December 1996, the Company, Kelso & Company, L.P. ("Kelso") and Kelso ASI Partners, L.P. ("ASI Partners"), the Company's largest stockholder at December 31, 1996, entered into an agreement (the "Stock Disposition Agreement") providing for: (i) the sale by ASI Partners of 12,429,548 shares of the Company's common stock (including 1,621,245 shares sold pursuant to the underwriters' over-allotment option) in a secondary offering (the "Secondary Offering"), completed in the first quarter of 1997; and (ii) the repurchase by the Company from ASI Partners of all shares of Company common stock owned by ASI Partners after the distribution (the "Share Distribution") by ASI Partners of 3,780,353 shares of such stock to certain of its partners at their election. Accordingly, in conjunction with the Secondary Offering, the Company repurchased 4,628,755 shares of common stock from ASI partners for $208 million (the "Share Repurchase"). Had the Share Repurchase occurred on January 1, 1996, it would have had the effect on a pro forma basis of increasing earnings per share (excluding the asset impairment loss), despite higher interest expense on the additional borrowings, and management expects that it will increase earnings per share in the future. After the Secondary Offering, the Share Distribution and the Share Repurchase, ASI Partners owned no common stock of the Company and will no longer be entitled to designate any of the Company's directors. All of the shares sold in the Secondary Offerings were previously issued and outstanding shares, and the Company received no proceeds therefrom (see Note 10 of Notes to Consolidated Financial Statements).

      In accordance with the terms of the Stock Disposition Agreement, the Company also issued to ASI Partners 5-year warrants to purchase 3,000,000 shares of the Company's common stock at $55 per share (the "Exercise Price"), $10 per share above the public offering price. The warrants entitle holders to receive cash or shares, at the Company's option, based on the difference between the then market value of the Company's common stock and the Exercise Price. The warrants will be exercisable between January 31, 1998 (or October 31, 1998 in certain cases) and February 11, 2002. In the event that a Transaction (as defined in the Stock Disposition Agreement) constituting a change in control of the Company occurs prior to January 31, 1998 (or October 31, 1998 for a Transaction proposed prior to January 31, 1998 but not consummated or withdrawn as of January 31, 1998), the Company would be required to make a cash payment to ASI Partners based upon the excess, if any, of the consideration per share received by holders of Company common stock in the Transaction over the $45 per share received by ASI Partners in respect of all shares sold in the Secondary Offering and the Share Repurchase. If a Transaction occurs entitling ASI Partners to such a payment, the warrants would not be exercisable and would expire upon the consummation of such Transaction.

      In August 1996 the Company entered into a financial services partnership, American Standard Financial Services, with Transamerica Commercial Finance Corporation, a subsidiary of Transamerica Corporation, to provide a wide range of financial services to support sales of the Company's products while reducing cash requirements to expand its business. The partnership will offer inventory and consumer financing, commercial leasing and asset-based lending programs, which are expected to enhance the Company's cash flow.

      The Company does not currently intend to pay dividends and is limited in the amount it may pay under the terms of both the 1997 Credit Agreement and certain of its publicly-traded debt securities.

      In connection with an examination of the Company's German subsidiaries for the years 1984 through 1990, the Company agreed to make a partial security deposit of $20 million in respect of taxes and interest assessed in March 1996. See Note 6 of Notes to Consolidated Financial Statements.

CAPITAL EXPENDITURES

The Company's capital expenditures for 1996 were $227 million compared with $207 million for 1995. The increase for 1996 related primarily to lower-cost product sourcing, expansion of manufacturing capacity to meet market demand, expansion and modernization of recent acquisitions, equipment for new products and the continuing implementation of Demand Flow.

      Capital expenditures for Air Conditioning Products for 1996 were $93 million, an increase of 33% over the $70 million of capital spending in 1995. Major expenditures included expansion of the new operations in the PRC, and projects related to the expansion of manufacturing capacity for large chillers, implementation of Demand Flow and new products.

      Plumbing Products' capital expenditures for 1996 were $88 million, including $3 million of investments in affiliated companies, compared with capital expenditures of $93 million in 1995 (including investments in affiliated companies of $31 million, primarily Porcher), a decrease of 5% (1% excluding the effects of foreign exchange). Expenditures for 1996 included expansion of capacity in Mexico, expansion in Far East operations and implementation of Demand Flow.

      Capital expenditures for Automotive Products in 1996 were $46 million, compared with 1995 capital expenditures of $44 million, an increase of 6% (11% excluding the effects of foreign exchange). Major projects included continued implementation of Demand Flow and cost-reduction projects and the initial investment in the joint venture with Cummins Engine Co. Inc.

      In January 1997 the Company announced formation of its Medical Systems Group to pursue initiatives in the medical diagnostics field. For the last several years the Company has supported the development of two small medical diagnostic products groups focusing on test instruments using laser technology and reagents. The Company had invested an aggregate of approximately $40 million in the development of these businesses through December 31, 1996, including $13 million of development expenses incurred in 1996. Based upon the progress and prospects of those two businesses, the Company decided to explore acquisitions to accelerate the commercialization of its technology and expand the number of diagnostic tests covered by its products. Accordingly, on March 10, 1997 the Company entered into definitive agreements to acquire the European medical diagnostic business (the "Sorin Business") of Sorin Biomedica S.p.A., an affiliate of the Fiat Group and, by means of a merger, all the outstanding shares of Incstar Corporation ("Incstar"), a biotechnology company based in Stillwater, Minnesota, in which Sorin Biomedica S.p.A. indirectly owned a 52% interest. Sales in 1996 were approximately $80 million for the Sorin Business and approximately $40 million for Incstar. The aggregate cost of the acquisitions (the "Medical Systems Acquisitions") is expected to be approximately $220 million, including fees and expenses, and will be funded with borrowings under the 1997 Credit Agreement.

      The Company believes capital spending in recent years has been sufficient for maintenance purposes, important product and process redesigns, expansion projects and strategic investments. American Standard expects to continue to invest in the expansion and modernization of its existing facilities and affiliated companies and to consider entering into and increasing investments in joint ventures and making complementary acquisitions. The Company expects capital expenditures in 1997, excluding the acquisition of the medical diagnostic companies, will approximate $250 million.

CYCLICALITY; SEASONALITY

The preponderance of Air Conditioning Products and Plumbing Products sales are to the replacement, remodeling, and repair markets. In 1996, only about 6% of the Company's sales were associated with new housing in the United States and about 12% were associated with new commercial construction in the United States, both of which are cyclical. The Company's geographic diversity mitigates the effects of fluctuations in individual new construction markets outside the United States. Approximately two-thirds of Automotive Products' sales are dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have been cyclical.

      Total Company sales tend to be seasonally higher in the second and third quarters of the year because summer is the peak season for sales of air conditioning products and because a significant percentage of Air Conditioning Products' sales is attributable to residential and commercial construction activity, which is generally higher in the second and third quarters of the year.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS




The accompanying consolidated balance sheet at December 31, 1996 and 1995, and related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1996, 1995 and 1994, have been prepared in conformity with generally accepted accounting principles, and the Company believes the statements set forth a fair presentation of financial condition and results of operations. The Company believes that the accounting systems and related controls which it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent auditors who are engaged to express an opinion on the Company's financial statements. The Board of Directors has an Audit Committee of outside Directors which meets periodically with the Company's financial officers, internal auditors and the independent auditors and monitors the accounting affairs of the Company.




Emmanuel A. Kampouris
Chairman, President and
Chief Executive Officer




Fred A. Allardyce
Vice President and
Chief Financial Officer




G. Ronald Simon
Vice President and
Controller


February 13, 1997

REPORT OF INDEPENDENT AUDITORS




The Board of Directors and Stockholders
American Standard Companies Inc.

We have audited the accompanying consolidated balance sheet of American Standard Companies Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Standard Companies Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the Consolidated Financial Statements, in 1996 the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.




New York, New York
February 13, 1997

CONSOLIDATED STATEMENT OF OPERATIONS




American Standard Companies Inc.                                            1996            1995            1994
                                                                            ----            ----            ----
Year Ended December 31, (Dollars in thousands, except share data)

Sales                                                               $  5,804,561    $  5,221,476    $  4,457,465
                                                                    ------------    ------------    ------------
Costs and expenses:
    Cost of sales                                                      4,379,765       3,887,024       3,377,271
    Selling and administrative expenses                                  905,427         853,783         778,550
    Asset impairment loss                                                235,234              --              --
    Other expense                                                         28,337          40,489          57,381
    Interest expense                                                     198,192         213,326         259,437
                                                                    ------------    ------------    ------------
                                                                       5,746,955       4,994,622       4,472,639
                                                                    ------------    ------------    ------------

Income (loss) before income taxes and extraordinary item                  57,606         226,854         (15,174)
Income taxes                                                             104,324          85,070          62,512
                                                                    ------------    ------------    ------------

Income (loss) before extraordinary item                                  (46,718)        141,784         (77,686)
Extraordinary loss on retirement of debt                                      --         (30,129)         (8,735)
                                                                    ------------    ------------    ------------

Net income (loss) applicable to common shares                       $    (46,718)   $    111,655    $    (86,421)
                                                                    ============    ============    ============

Per common share:
    Income (loss) before extraordinary item                         $       (.60)   $       1.90    $      (1.29)
    Extraordinary loss on retirement of debt                                  --            (.40)           (.15)
                                                                    ------------    ------------    ------------
    Net income (loss)                                               $       (.60)   $       1.50    $      (1.44)
                                                                    ============    ============    ============

Average number of outstanding common shares                           77,986,511      74,671,830      59,933,435
                                                                    ============    ============    ============



See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET




American Standard Companies Inc.                                                                      1996           1995
                                                                                                      ----           ----
At December 31, (Dollars in thousands, except share data)


ASSETS
Current assets:
    Cash and cash equivalents                                                                  $    59,699    $    88,704
    Accounts receivable, less allowance for doubtful accounts - 1996, $28,294; 1995, $27,330       799,792        771,024
    Inventories                                                                                    408,962        362,340
    Future income tax benefits                                                                      67,125         29,645
    Other current assets                                                                            50,796         43,213
                                                                                               -----------    -----------
       Total current assets                                                                      1,386,374      1,294,926
Facilities, at cost, net of accumulated depreciation                                             1,005,998        924,492
Other assets:
    Goodwill, net of accumulated amortization - 1996, $221,105; 1995, $249,410                     875,111      1,081,622
    Debt issuance costs, net of accumulated amortization - 1996, $13,723; 1995, $8,638              34,451         39,267
    Other                                                                                          217,681        179,340
                                                                                               -----------    -----------
                                                                                               $ 3,519,615    $ 3,519,647
                                                                                               ===========    ===========


LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
    Loans payable to banks                                                                     $   108,856    $   240,040
    Current maturities of long-term debt                                                            72,645         72,908
    Accounts payable                                                                               469,150        438,170
    Accrued payrolls                                                                               151,707        171,378
    Other accrued liabilities                                                                      399,152        338,138
    Taxes on income                                                                                 35,421         45,968
                                                                                               -----------    -----------
       Total current liabilities                                                                 1,236,931      1,306,602
Long-term debt                                                                                   1,741,847      1,770,098
Other long-term liabilities:
    Reserve for postretirement benefits                                                            473,229        482,398
    Deferred tax liabilities                                                                        68,157         44,761
    Other                                                                                          379,832        305,851
                                                                                               -----------    -----------
       Total liabilities                                                                         3,899,996      3,909,710
Commitments and contingencies
Stockholders' deficit:
    Preferred stock, 2,000,000 shares authorized; none issued and outstanding
    Common stock, $.01 par value, 200,000,000 shares authorized;
       78,572,638 shares issued and outstanding in 1996, 76,733,010 in 1995                            786            767
    Capital surplus                                                                                563,873        509,218
    Subscriptions receivable                                                                          (395)          (629)
    Accumulated deficit                                                                           (771,487)      (724,769)
    Foreign currency translation effects                                                          (173,158)      (174,650)
                                                                                               -----------    -----------
       Total stockholders' deficit                                                                (380,381)      (390,063)
                                                                                               -----------    -----------
                                                                                               $ 3,519,615    $ 3,519,647
                                                                                               ===========    ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS



American Standard Companies Inc.                                         1996           1995         1994
                                                                         ----           ----         ----
Year Ended December 31, (Dollars in thousands)


Cash provided (used) by:
   Operating activities:
      Income (loss) before extraordinary item                       $ (46,718)   $   141,784    $ (77,686)
      Asset impairment loss                                           235,234             --           --
      Depreciation                                                    117,951        109,999      122,944
      Amortization of goodwill                                         27,580         33,396       31,472
      Non-cash interest                                                61,794         63,930       67,837
      Non-cash stock compensation                                      31,201         29,014       28,479
      Changes in assets and liabilities:
         Accounts receivable                                          (25,479)      (124,482)     (69,991)
         Inventories                                                  (32,499)         8,236       13,092
         Accounts payable and accrued payrolls                        (21,356)        53,971       63,413
         Postretirement benefits                                       19,770         33,531       21,290
         Other long-term liabilities                                   24,455         22,419       32,795
         Other, net                                                   (39,172)       (24,092)      22,941
                                                                    ---------    -----------    ---------
   Net cash provided by operating activities                          352,761        347,706      256,586
                                                                    ---------    -----------    ---------
   Investing activities:
      Purchases of property, plant and equipment                     (212,179)      (164,193)    (105,741)
      Investments in affiliated companies                             (15,321)       (42,395)     (23,971)
      Proceeds from disposals of property, plant and equipment         15,105         19,428       14,783
      Other                                                             6,293          4,055       (2,071)
                                                                    ---------    -----------    ---------
   Net cash used by investing activities                             (206,102)      (183,105)    (117,000)
                                                                    ---------    -----------    ---------
   Financing activities:
      Net proceeds from issuance of common stock                           --        280,535           --
      Minority partners' contributions to PRC venture                  18,165         26,246           --
      Proceeds from issuance of long-term debt                          6,912        469,776      336,160
      Proceeds from exercise of stock options                           4,069             --           --
      Repayments of long-term debt, including redemption premiums     (73,429)    (1,026,723)    (439,762)
      Net change in revolving credit facilities                      (106,332)       124,768       30,816
      Net change in other short-term debt                             (13,627)       (18,312)     (10,044)
      Common stock repurchases                                        (10,000)       (10,989)     (16,927)
      Financing costs and other                                          (355)       (12,466)      (2,441)
                                                                    ---------    -----------    ---------
   Net cash used by financing activities                             (174,597)      (167,165)    (102,198)
Effect of exchange rate changes on cash and cash equivalents           (1,067)        (1,481)       2,124
                                                                    ---------    -----------    ---------
Net increase (decrease) in cash and cash equivalents                  (29,005)        (4,045)      39,512
Cash and cash equivalents at beginning of period                       88,704         92,749       53,237
                                                                    ---------    -----------    ---------
Cash and cash equivalents at end of period                          $  59,699    $    88,704    $  92,749
                                                                    =========    ===========    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT




American Standard Companies Inc.

(Dollars in thousands)                                                                                               Foreign
                                                                                                                    Currency
                                     Common          Capital  Subscriptions           ESOP      Accumulated      Translation
                                      Stock          Surplus     Receivable         Shares          Deficit          Effects
Balance at December 31, 1993          $ 614        $ 188,369        $(2,588)       $(4,331)       $(750,003)       $(149,220)
   Net loss                              --               --             --             --          (86,421)              --
   Common stock repurchased              (7)         (13,244)            --             --               --               --
   Common stock issued                    2            3,974             --             --               --               --
   Payments on subscriptions             --               --            948             --               --               --
   ESOP shares allocated
      to employees                       --           15,137             --          4,331               --               --
   Foreign currency translation          --               --             --             --               --           (2,501)
                                      -----        ---------        -------        -----          ---------        ---------

Balance at December 31, 1994            609          194,236         (1,640)            --         (836,424)        (151,721)
   Net income                            --               --             --             --          111,655               --
   Common stock repurchased              --             (781)            --             --               --               --
   Initial public offering of
      common stock                      151          280,384             --             --               --               --
   Other common stock issued              7           35,379             --             --               --               --
   Payments on subscriptions             --               --          1,011             --               --               --
   Foreign currency translation          --               --             --             --               --          (22,929)
                                      -----        ---------        -------        -----          ---------        ---------

Balance at December 31, 1995            767          509,218           (629)            --         (724,769)        (174,650)
   Net loss                              --               --             --             --          (46,718)              --
   Stock options exercised
      including tax benefit               2            5,342
   Common stock issued                   17           49,313             --             --               --               --
   Payments on subscriptions             --               --            234             --               --               --
   Foreign currency translation          --               --             --             --               --            1,492
                                      -----        ---------        -------        -----          ---------        ---------
Balance at December 31, 1996          $ 786        $ 563,873        $  (395)       $    --        $(771,487)       $(173,158)
                                      =====        =========        =======        =====          =========        =========

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

     American Standard is a global manufacturer of high quality, brand-name products in three major product groups: air conditioning systems, bathroom and kitchen fixtures and fittings; and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles. The Company has also recently formed a medical diagnostics group (see Note 3). Information on the Company's operations by segment and geographic area is included on pages 14, 42 and 43 of this report.


NOTE 2. ACCOUNTING POLICIES

Financial Statement Presentation -- The consolidated financial statements include the accounts of majority-owned subsidiaries; intercompany transactions are eliminated. Investments in unconsolidated joint ventures are included at cost plus the Company's equity in undistributed earnings.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to postretirement benefits, income taxes, warranties and asset lives.

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

     The losses from foreign currency transactions and translation losses in countries with hyper-inflationary economies reflected in expense were $2.3 million in 1996, $4.5 million in 1995 and $9.9 million in 1994.

Revenue Recognition -- Sales are recorded when shipment to a customer occurs.

Cash Equivalents -- Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Inventories -- Inventory costs are determined principally by the use of the last-in, first-out (LIFO) method, and are stated at the lower of such cost or realizable value.

Facilities -- The Company capitalizes costs, including interest during construction, of fixed asset additions, improvements, and betterments that add to productive capacity or extend the asset life. Maintenance and repair expenditures are charged against income as incurred. Significant investment grants are amortized into income over the period of benefit.

Goodwill -- Goodwill is being amortized over 40 years. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Applying the criteria established by FAS 121, the Company concluded that certain assets and related goodwill of its Canadian, French and Mexican operating units were impaired. As a result, the Company recorded a non-cash charge of $235 million, approximately 90% of which was the write-down of goodwill, for which there was no tax benefit. This charge included $121 million for Air Conditioning Products' operations in Canada and

France, and $114 million for Plumbing Products' operations in Canada and Mexico. The carrying value of goodwill for each business segment is reviewed if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If any impairment is indicated as a result of such reviews, the Company would measure it using techniques such as comparing the undiscounted cash flow of the business to its book value including goodwill or by obtaining appraisals of the related business.

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

Research and Development Expenses -- Research and development costs are expensed as incurred. The Company expended approximately $160 million in 1996, $146 million in 1995 and $140 million in 1994 for research activities and product development and for product engineering. Expenditures for research and product development only were $81 million, $67 million and $60 million in the respective years. The expenditures for 1995 and 1994 have been restated to conform with the 1996 classifications of such expenditures.

Income Taxes -- Deferred income taxes are determined on the liability method, and are recognized for all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested.

Advertising Expense -- The cost of advertising is expensed as incurred. The Company incurred $88 million, $92 million and $84 million of advertising costs in 1996, 1995 and 1994, respectively.

Earnings Per Share -- Earnings per share have been computed using the weighted average number of common shares outstanding. The dilutive effect of options outstanding under the Company's Stock Incentive Plan was not material.

Financial Instruments with Off-Balance-Sheet Risk -- The Company from time to time enters into agreements to reduce its foreign currency and interest rate risks. Gains and losses from underlying rate changes are included in income unless the contract hedges a net investment in a foreign entity, a firm commitment, or related debt instrument, in which case gains and losses are deferred as a component of foreign currency translation effects in stockholders' equity or included as a component of the transaction. See Note 9.

Stock Based Compensation -- The Company grants to employees options to acquire a fixed number of shares of the Company's common stock with an exercise price equal to the market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and intends to continue this method in the future. Accordingly, the Company recognizes no compensation expense for the stock option grants.

NOTE 3. SUBSEQUENT EVENTS

In January 1997 the Company entered into a new credit agreement (the "1997 Credit Agreement"), an amendment and restatement of the 1995 Credit Agreement, which provided the Company with senior secured credit facilities aggregating $1.75 billion and which matures in 2002. The 1997 Credit Agreement provides lower interest costs, significantly increased borrowing capacity, less restrictive covenants and no scheduled principal payments until maturity in 2002 (see Note 9).

     In the first quarter of 1997 the Company completed a secondary offering (the "Secondary Offering") of 12,429,548 shares of the Company's common stock and the repurchase (the "Share Repurchase") by the Company from Kelso ASI Partners, L.P. ("ASI Partners"), the Company's largest stockholder at December 31, 1996, of 4,628,755 shares of common stock of the Company. In conjunction with the Secondary Offering, ASI Partners distributed to certain of its partners, 3,780,353 shares of the Company's common stock that it owns. In addition, the Company issued to ASI Partners 5-year warrants to purchase 3,000,000 shares of the Company's common stock at $55 per share, $10 per share over the public offering price. All of the shares sold in the Secondary Offering were previously issued and outstanding shares, and the Company received no proceeds therefrom (see Note 10).

     In January 1997 the Company announced formation of its Medical Systems Group to pursue initiatives in the medical diagnostics field. For the last several years the Company has supported the development of two small medical diagnostic products groups focusing on test instruments using laser technology and reagents. The Company had invested an aggregate of approximately $40 million in the development of these businesses through December 31, 1996. Based upon the progress and prospects of those two businesses, the Company decided to explore acquisitions to accelerate the commercialization of its technology and expand the number of diagnostic tests covered by its products. Accordingly, on March 10, 1997 the Company entered into definitive agreements to acquire the European medical diagnostic business (the "Sorin Business") of Sorin Biomedica S.p.A., an affiliate of the Fiat Group and, by means of a merger, all the outstanding shares of Incstar Corporation ("Incstar"), a biotechnology company based in Stillwater, Minnesota, in which Sorin Biomedica S.p.A. indirectly owned a 52% interest. Sales in 1996 were approximately $80 million for the Sorin Business and approximately $40 million for Incstar. The aggregate cost of the acquisitions (the "Medical Systems Acquisitions") is expected to be approximately $220 million, including fees and expenses, and will be funded with borrowings under the 1997 Credit Agreement.

NOTE 4. OTHER EXPENSE

Other income (expense) was as follows:

                                                      1996       1995       1994
                                                      ----       ----       ----
Year Ended December 31, (Dollars in millions)


Interest income                                     $   6.2    $   8.9    $   8.2
Royalties                                               3.3        4.1        3.5
Equity in net income
  of unconsolidated
  joint ventures                                        2.6        7.1        4.0
Minority interest                                     (11.7)     (12.2)     (13.3)
Accretion expense                                     (29.3)     (36.5)     (26.1)
Other, net                                               .6      (11.9)     (33.7)
                                                    $ (28.3)   $ (40.5)   $ (57.4)


NOTE 5. POSTRETIREMENT BENEFITS

The Company sponsors postretirement pension benefit plans covering substantially all employees, including an Employee Stock Ownership Plan (the "ESOP") for the Company's U.S. salaried employees and certain U.S. hourly employees. The ESOP is an individual account, defined contribution plan. Shares of common stock of the ESOP are allocated to the accounts of eligible employees (primarily through basic allocations of 3% of covered compensation and a matching Company contribution of up to 6% of covered compensation invested in the Company's 401(k) savings plan by employees). The Company funds basic and matching allocations to the ESOP accounts through weekly contributions of shares of the Company's common stock based upon the closing price each Friday for shares of the Company's common stock quoted on the New York Stock Exchange. The Company intends to fund the ESOP in future years through contributions of cash or shares of the Company's common stock.

     Benefits under defined benefit pension plans on a worldwide basis are generally based on years of service and employees' compensation during the last years of employment. In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Funding decisions are based upon the tax and statutory considerations in each country. Accretion expense is the implicit interest cost associated with amounts accrued and not funded and is included in "other expense". At December 31, 1996, funded plan assets related to pensions were held primarily in fixed income and equity funds. Postretirement health and life insurance benefits are funded as incurred.

The Company's postretirement plans' funded status and amounts recognized in the balance sheet at December 31, 1996 and 1995 were:

                                                              1996           1996        1996         1995         1995        1995
-----------------------------------------------------  -----------   ------------  ----------  -----------  -----------  ----------
  (Dollars in millions)                                  Assets in    Accumulated                Assets in  Accumulated
                                                         Excess of        Benefit  Health and    Excess of      Benefit  Health and
                                                       Accumulated    Obligations        Life  Accumulated  Obligations        Life
                                                           Benefit   in Excess of   Insurance      Benefit    in Excess   Insurance
                                                       Obligations         Assets    Benefits  Obligations    of Assets    Benefits


Actuarial present value of benefit obligations:
  Vested                                                    $136.8         $604.3      $   --       $124.8       $613.5      $   --
  Non-vested                                                   5.5           43.9          --          2.6         44.2          --
                                                       -----------   ------------  ----------  -----------  -----------  ----------

Accumulated benefit obligations                              142.3          648.2          --        127.4        657.7          --
Additional amounts related to projected pay increases         24.6           41.4          --         25.9         39.4          --
                                                       -----------   ------------  ----------  -----------  -----------  ----------
Total projected benefit obligations                          166.9          689.6       179.1        153.3        697.1       186.9
                                                       -----------   ------------  ----------  -----------  -----------  ----------
Assets and book reserves relating to such benefits:
  Market value of funded assets                              208.2          343.4          --        184.7        325.9          --
  Reserve (asset) for postretirement benefits net of
    recognized overfunding                                   (42.3)         362.6       165.7        (39.6)       361.3       161.0
Additional minimum liability                                    --             --          --           --          9.7          --
                                                       -----------   ------------  ----------  -----------  -----------  ----------
                                                             165.9          706.0       165.7        145.1        696.9       161.0
                                                       -----------   ------------  ----------  -----------  -----------  ----------
Assets and book reserves in excess of (less than)
  projected benefit obligations                             $ (1.0)        $ 16.4      $(13.4)      $ (8.2)      $  (.2)     $(25.9)
                                                       ===========   ============  ==========  ===========  ===========  ==========
Consisting of:
  Unrecognized prior services benefit (cost)                $ (8.4)        $(24.2)     $  7.2       $ (9.7)      $ (5.8)     $  9.8
  Unrecognized net gain (loss) from changes in
    actuarial assumptions and experience                       7.4           40.6       (20.6)         1.5          5.6       (35.7)
                                                       -----------   ------------  ----------  -----------  -----------  ----------
                                                            $ (1.0)        $ 16.4      $(13.4)      $ (8.2)      $  (.2)     $(25.9)
                                                       ===========   ============  ==========  ===========  ===========  ==========


     At December 31, 1996, the projected benefit obligation related to health and life insurance benefits for active employees was $68.0 million and for retirees was $111.1 million.

     For certain plans, the additional minimum liability recorded in 1995 by the Company as part of its reserve for postretirement benefits was $9.7 million at December 31, 1995, (none in 1996). The additional minimum liability is the excess of the accumulated benefit obligation over plan assets and accumulated benefit provisions. In connection with providing for the additional minimum liability, an intangible asset was recorded, to the extent of unrecognized prior service costs, which amounted to $9.7 million at December 31, 1995.

The projected benefit obligation for postretirement bene-fits was determined using the following assumptions:

                                                                           1996             1996             1995              1995
                                                                       Domestic          Foreign         Domestic           Foreign
                                                                       --------   --------------  ---------------  ---------------
Discount rate                                                              7.50%      4.25%-8.00%            7.00%      4.25%-8.25%
Long-term rate of inflation                                                2.80%       .05%-3.80%            2.80%      1.55%-5.05%
Merit and promotion increase                                               1.70%            1.70%            1.70%            1.70%
Rate of return on plan assets                                              9.00%      4.50%-8.25%            9.00%      6.00%-9.50%

     The weighted-average annual assumed rate of increase in the health care cost trend rate is 7% for 1997 and is assumed to decrease gradually to 5% for 1999 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a change in the assumed rate of one percentage point for each future year would change the accumulated postretirement benefit obligation as of December 31, 1996, by $14.4 million and the annual postretirement cost by $2.0 million.


Total postretirement costs were:

                                                                                                           1996      1995      1994
                                                                                                        -------  --------  --------
 Year Ended December 31, (Dollars in millions)

 Pension benefits                                                                                       $  41.7  $   48.3  $   35.9
 Health and life
   insurance benefits                                                                                      17.4      15.5      16.3
                                                                                                        -------  --------  --------
 Defined benefit plan cost                                                                                 59.1      63.8      52.2
 Defined contribution
   plan cost, principally ESOP                                                                             31.2      27.4      24.7
                                                                                                        -------  --------  --------
 Total postretirement cost,
   including accretion expense                                                                          $  90.3  $   91.2  $   76.9
                                                                                                        =======  ========  ========


     Postretirement cost had the following components:

                                                                        1996       1996       1995       1995       1994       1994

 Year Ended December 31, (Dollars in millions)                                 Health &              Health &              Health &
                                                                     Pension  Life Ins.    Pension  Life Ins.    Pension  Life Ins.
                                                                    Benefits   Benefits   Benefits   Benefits   Benefits   Benefits
                                                                    --------  ---------   --------  ---------   --------  ---------
 Service cost-benefits earned during the period                     $   24.5  $     4.7   $   24.6  $     3.3   $   23.6  $     3.8
 Interest cost on the projected benefit obligation                      55.6       12.5       58.1       12.8       47.0       12.3
 Less assumed return on plan assets:
   Actual loss (return) on plan assets                                 (64.0)        --     (107.1)        --       13.0         --
   Excess (shortfall) deferred                                          22.7         --       69.7         --      (49.5)        --
                                                                    --------  ---------   --------  ---------   --------  ---------
                                                                       (41.3)        --      (37.4)        --      (36.5)        --
 Other, including amortization of prior service cost                     2.9         .2        3.0        (.6)       1.8         .2
                                                                    --------  ---------   --------  ---------   --------  ---------
 Defined benefit plan cost                                          $   41.7  $    17.4   $   48.3  $    15.5   $   35.9  $    16.3
                                                                    ========  =========   ========  =========   ========  =========
 Accretion expense reclassified to "other expense"                  $   16.8  $    12.5   $   23.7  $    12.8   $   13.8  $    12.3
                                                                    ========  =========   ========  =========   ========  =========

NOTE 6. INCOME TAXES

The Company's income (loss) before income taxes and extraordinary item, and the applicable provision (benefit) for income taxes were:

                                                    1996         1995      1994
                                                 -------       ------   -------
Year Ended December 31, (Dollars in millions)
Income (loss) before income taxes
  and extraordinary item:
    Domestic                                     $ 162.6       $   --   $(157.0)
    Foreign                                       (105.0)(a)    226.9     141.8
                                                 -------       ------   -------
    Pre-tax income (loss)                        $  57.6       $226.9   $ (15.2)
                                                 =======       ======   =======
Provision (benefit) for income taxes:
    Current:
       Domestic                                  $  48.2       $ 15.7   $  10.5
       Foreign                                      70.2         69.6      57.7
                                                 -------       ------   -------
                                                   118.4         85.3      68.2
    Deferred:
       Domestic                                     (4.2)        (7.3)       .8
       Foreign                                      (9.9)         7.1      (6.5)
                                                 -------       ------   -------
                                                   (14.1)         (.2)     (5.7)
                                                 -------       ------   -------
    Total provision                              $ 104.3       $ 85.1   $  62.5
                                                 =======       ======   =======

(a)  Includes asset impairment loss of $235 million.

     A reconciliation between the actual income tax expense provided and the income taxes computed by applying the statutory federal income tax rate of 35% in 1996, 1995 and 1994 to the income (loss) before income taxes and extraordinary item is as follows:

                                                       1996      1995      1994
                                                     ------    ------    ------
Year Ended December 31, (Dollars in millions)
Tax provision (benefit)
  at statutory rate                                  $ 20.2    $ 79.4    $ (5.3)
Nondeductible asset
  impairment loss                                      82.3        --        --
Rate differences and
  withholding taxes related
  to foreign operations                                 5.5      19.2      47.1
Nondeductible goodwill
  amortization                                          8.3      11.9      10.0
State tax provision (benefit)                           1.3       (.5)     (5.3)
Nondeductible ESOP
  allocations                                            --       3.5       6.8
Foreign exchange gain (loss)                            (.6)      1.2      (4.3)
Increase (decrease) in
  valuation allowance                                 (13.0)    (31.3)     21.4
Other, net                                               .3       1.7      (7.9)
                                                     ------    ------    ------
Total provision                                      $104.3    $ 85.1    $ 62.5
                                                     ======    ======    ======

     The decrease in the valuation allowance in 1996 of $13 million was net of a $10.8 million valuation allowance provided on future tax benefits on certain foreign operations. In addition to the 1995 valuation allowance decrease of $31.3 million and the 1994 valuation allowance increase of $21.4 million shown above, valuation allowances of $10.5 million in 1995 and $3.2 million in 1994 were provided for the tax benefits related to the extraordinary losses on retirement of debt (see Note 9).

     The following table details the gross deferred tax liabilities and assets and the related valuation allowances:


                                                                1996       1995
                                                               ------    ------
At December 31, (Dollars in millions)


Deferred tax liabilities:
  Facilities (accelerated depreciation,
    capitalized interest and purchase
    accounting differences)                                    $127.3    $138.8
  Inventory (LIFO and purchase
    accounting differences)                                       1.0      10.3
  Employee benefits                                               8.1       3.5
  Foreign investments                                            50.1      50.1
  Other                                                          37.9      44.8
                                                               ------    ------
                                                                224.4     247.5
                                                               ------    ------

Deferred tax assets:
  Postretirement benefits                                       134.1     132.7
  Warranties                                                     61.1      53.8
  Alternative minimum tax                                         4.7      16.7
  Foreign tax credits and
    net operating losses                                         45.2      34.4
  Reserves                                                       54.8      69.5
  Other                                                           8.5      23.3
  Valuation allowances                                          (85.0)    (98.0)
                                                               ------    ------
                                                                223.4     232.4
                                                               ------    ------
  Net deferred tax liabilities                                 $  1.0    $ 15.1
                                                               ------    ------

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

In 1995 and 1996 the valuation allowance was reduced as a result of the reversal of existing deferred tax benefits and higher levels of taxable income in the U.S. in 1995, 1996 and expected in 1997. Although realization is not assured, management believes it is more likely than not that all of the resulting net deferred tax assets will be realized. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The foreign tax credits and net operating losses are available for utilization in future years. In some tax jurisdictions the carryforward period is limited to as little as five years; in others it is unlimited.

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

     Cash taxes paid were $135 million, $90 million, and $70 million in the years 1996, 1995 and 1994, respectively.

     In connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. In prior years the Company paid approximately $20 million (at December 31, 1996 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. In March 1996 the Company received an assessment, which it has appealed, for additional taxes of approximately $71 million (at December 31, 1996 exchange rates) (principally relating to the 1988 to 1990 period), plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to such assessment occurred in years subsequent to 1990. Having assessed additional taxes for the 1988-1990 period, the German tax authorities might, after future tax audits, propose tax adjustments for years 1991 to 1993 that could be as much as 50% higher. The Company, on the basis of the opinion of legal counsel, believes the German tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to vigorously contest any adjustments which have been or may be assessed. Accordingly, the Company has not recorded any loss contingency at December 31, 1996 with respect to such matters.

     The Company has agreed with the German tax authorities to make a partial security deposit in respect of the additional taxes and interest assessed in March 1996. Approximately $13 million was paid in January 1997 and, in addition, the Company will apply approximately $7 million of tax refunds due it to the security deposit. The tax authorities have granted a staying order for the balance of the additional taxes and interest assessed in March 1996, under which no further payment or other security will be required from the Company before litigation of the matter or a final resolution. During litigation, the Company would expect renewal of the staying order. Upon final resolution, the Company will be obligated to pay any tax liability in excess of the security deposit or the Company will receive a refund of any excess of security deposit (with interest accruing on the additional tax from the date of the assessment or the refund amount from the date of deposit, respectively).

     As a result of German tax legislation, first effective in 1994, the Company's tax provision in Germany was higher in 1994, 1995 and 1996 and will continue to be in the future. As a result of this German tax legislation and the related additional tax provisions, the Company believes its tax exposure to the major issues under the audit referred to above will be reduced starting in 1994 and continuing thereafter.

NOTE 7. INVENTORIES
The components of inventories are as follows:


                                                              1996        1995
                                                            ------      ------
At December 31, (Dollars in millions)

Finished products                                           $235.8      $190.7
Products in process                                           77.7        84.7
Raw materials                                                 95.5        86.9
                                                            ------      ------
Inventories at cost                                         $409.0      $362.3
                                                            ======      ======

     The carrying cost of inventories approximates current cost.


NOTE 8. FACILITIES

The components of facilities, at cost, are as follows:


                                                             1996          1995
                                                         --------      --------

At December 31, (Dollars in millions)
Land                                                     $   79.0      $   74.3
Buildings                                                   382.3         356.3
Machinery and Equipment                                     971.0         888.3
Improvements in progress                                    150.2         119.2
                                                         --------      --------
Gross facilities                                          1,582.5       1,438.1
Less: accumulated depreciation                              576.5         513.6
                                                         --------      --------
Net facilities                                           $1,006.0      $  924.5
                                                         ========      ========


NOTE 9. DEBT

In January 1997, the Company entered into the 1997 Credit Agreement, an amendment and restatement of the 1995 Credit Agreement. The 1997 Credit Agreement, which expires in 2002, provides American Standard Inc. and certain subsidiaries (the "Borrowers") with senior secured credit facilities aggregating $1.75 billion to all Borrowers as follows: (a) a $750 million U.S. dollar revolving credit facility and a $625 million multi-currency revolving credit facility (the "Revolving Facilities") and (b) a $375 million multi-currency periodic access credit facility (the "Periodic Access Facility").

     The 1997 Credit Agreement provides lower interest rates, significantly increased borrowing capacity, less restrictive covenants and no scheduled principal payments until maturity in 2002. Each of the outstanding revolving loans is due at the end of each interest period (a maximum of six months). The Company may, however, concurrently reborrow the outstanding obligations subject to compliance with applicable conditions of the 1997 Credit Agreement. Borrowings under the Revolving Facilities and the Periodic Access Facility bear interest at the London interbank offered rate ("LIBOR") plus 0.875% which is
 .375% lower than rates under the 1995 Credit Agreement. This initial rate is subject to adjustment and may be reduced in the event the Company attains improved financial ratios.

     After giving effect to the 1997 Credit Agreement, the amounts of long-term debt maturing in years 1997 through 2001 were: 1997-$23 million; 1998-$24 million; 1999-$164 million; 2000-$13 million; and 2001-$211 million.

     As a result of the redemption of debt in 1995 and 1994, the Consolidated Statement of Operations included extraordinary charges of $30 million and $9 million, respectively (including call premiums and the write-off of deferred debt issuance costs, on which no tax benefit was recorded (see Note 6). In addition, the first quarter of 1997 will include an extraordinary charge of $10 million as a result of the repayment of debt under the 1995 Credit Agreement.

Short-term -- At December 31, 1996, there were $67 million of short-term borrowings outstanding and $56 million of letters of credit outstanding under the 1995 Credit Agreement. Average borrowings under the revolving credit facilities available under bank credit agreements for 1996, 1995 and 1994 were $215 million, $278 million and $73 million, respectively.

     The Revolving Facilities under the 1997 Credit Agreement provide for aggregate borrowings of up to $1.375 billion for general corporate purposes, of which up to $500 million may be used for the issuance of letters of credit and $40 million of which is available for same-day short-term borrowings. The Company pays a commitment fee of 0.20% per annum on the unused portion of the Revolving Facilities and a fee of 0.875% per annum plus issuance fees for letters of credit. Upon completion of the 1997 Credit Agreement in January 1997 (proceeds of which replaced outstanding borrowings under the 1995 Credit Agreement) and the Share Repurchase for $208 million in February 1997 (see Notes 3 and 10), there were $323 million of borrowings outstanding under the

Revolving Facilities and $55 million of letters of credit. Remaining availability under the Revolving Facilities was $997 million, which is available to provide financing for the Medical Systems Acquisitions (see Note 3), to redeem certain outstanding public debt securities of American Standard Inc. and for other general corporate purposes. Borrowings under the Revolving Facilities by their terms are short-term.

     Other short-term borrowings are available outside the United States under informal credit facilities and are typically in the form of overdrafts. At December 31, 1996, the Company had $42 million of such foreign short-term debt outstanding at an average interest rate of 10.6% per annum. The Company also had an additional $83 million of unused foreign facilities. These facilities may be withdrawn by the banks at any time.

     Average short-term borrowings for 1996, 1995 and 1994 were $284 million, $334 million and $119 million, respectively, at weighted average interest rates of 7.33%, 7.85% and 9.40%, respectively. Total short-term borrowings outstanding at December 31, 1996, 1995 and 1994 were $109 million, $240 million, and $70 million, respectively, at weighted average interest rates of 7.5%, 7.9% and 10.7%, respectively.

Long-term -- Long-term debt was as follows:

                                                              1996          1995
                                                          --------      --------
At December 31, (Dollars in millions)

1995 Credit Agreements                                    $  363.6      $  432.1
9 1/4% sinking fund debentures, due in
  installments from 1997 to 2016                             150.0         150.0
10 7/8% senior notes due 1999                                 150.0         150.0
11 3/8% senior debentures due 2004                            250.0         250.0
9 7/8% senior subordinated notes due 2001                     200.0         200.0
10 1/2% senior subordinated discount
  debentures (net of unamortized
  discount of $77.5 million in 1996;
  $162.2 million in 1995) due in
  installments from 2003 to 2005                             633.1         578.5
Other long-term debt                                          67.7          82.4
                                                          --------      --------
                                                           1,814.4       1,843.0
Less current maturities                                       72.6          72.9
                                                          --------      --------
                                                          $1,741.8      $1,770.1
                                                          ========      ========

     Interest costs capitalized as part of the cost of constructing facilities for the years ended December 31, 1996, 1995, and 1994, were $3.9 million, $4.0 million and $2.9 million, respectively. Cash interest paid for those same years on all outstanding indebtedness amounted to $140 million, $161 million and $186 million, respectively.

     The U.S. Dollar equivalent of the 1995 Credit Agreement loans and the effective weighted average interest rates were:

                                                              1996        1995
                                                            ------      ------
At December 31, (Dollars in millions)

Periodic access loans:
  Deutschemark loans at 4.56%
    in 1996; 5.39% in 1995                                  $263.7      $282.5
                                                            ------      ------
  British sterling loans at 7.44%
    in 1996; 8.23% in 1995                                     5.1        34.8
  Dutch guilder loans at 4.31%
    in 1996; 5.23% in 1995                                    24.8        24.8
                                                            ------      ------
Total periodic access loans                                  293.6       342.1
Term loans:
  U.S. dollar loans at 6.63%
    in 1996; 6.91% in 1995                                    70.0        90.0
                                                            ------      ------
Total 1995 Credit Agreement
  long-term loans                                            363.6       432.1
Revolver loans at 5.6% in 1996;
  6.9% in 1995                                                67.2       179.8
                                                            ------      ------
Total 1995 Credit Agreement loans                           $430.8      $611.9
                                                            ======      ======

     The 9 1/4% Sinking Fund Debentures are redeemable at the Company's option, in whole or in part, at redemption prices declining from 104.163% in 1997 to 100% in 2006 and thereafter. The 10 7/8% Senior Notes are not redeemable by the Company. The 11 3/8% Senior Debentures are redeemable at the option of the Company, in whole or in part, on or after May 15, 1997, at redemption prices declining from 105.69% in 1997 to 100% on May 15, 2002, and thereafter.

     The 9 7/8% Senior Subordinated Notes may be redeemed at the Company's option, in whole or in part, on or after June 1, 1998, at redemption prices declining from 102.82% in 1998 to 100% on June 1, 2000, and thereafter. The 10 1/2% Senior Subordinated Discount Debentures may be redeemed at the Company's option, in whole or in part, on or after June 1, 1998, at redemption prices declining from 104.66% in 1998 to 100% on June 1, 2002, and thereafter. The payment of the principal and interest on the 9 7/8% Senior Subordinated Notes and on the 10 1/2% Senior Subordinated Discount Debentures (together the "Senior Subordinated Debt") is subordinated in right of payment to the payment when due of all Senior Debt (as defined in the related indenture) of the Company, including all indebtedness under the credit agreements, the 9 1/4% Sinking Fund Debentures, the 10 7/8% Senior Notes, and the 11 3/8% Senior Debentures (the said notes and debentures together the "Senior Securities").

     At December 31, 1996, the Company held swap agreements to hedge the redemption value of a portion of its 10 1/2% Senior Subordinated Discount Debenture and effectively converted such debt to an average fixed interest rate of approximately 7%. The redemption value hedged by the swaps is the fair value of the debt at the commencement of the swaps. The swaps mature in June 1998 and have a notional debt value of $147 million, which approximates their fair value as of December 31, 1996. The swap providers are major financial institutions and the Company does not anticipate non-performance by such providers.

     Obligations under the 1997 Credit Agreement are guaranteed by the Company, American Standard Inc. and significant domestic subsidiaries of American Standard Inc. (with foreign borrowings also guaranteed by certain foreign subsidiaries) and are secured by a pledge of the stock of American Standard Inc. and its subsidiaries.

     The 1997 Credit Agreement contains various covenants that limit, among other things, mergers and asset sales, indebtedness, dividends on and redemption of capital stock of the Company, voluntary prepayment of certain other indebtedness of the Company (including its outstanding debentures and notes), rental expense, liens, capital expenditures, investments or acquisitions, the use of proceeds from asset sales, intercompany transactions and transactions with affiliates and certain other business activities. The covenants also require the Company to meet certain financial tests. The Company believes it is currently in compliance with the covenants contained in the 1997 Credit Agreement.

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

NOTE 10. CAPITAL STOCK

In the first quarter of 1995 American Standard Companies Inc. sold 15,112,300 shares of its common stock at $20 per share in its initial public offering (the "IPO"), which yielded net proceeds of $281 million (including proceeds from the exercised portion of the underwriters' over-allotment option and after deducting underwriting discounts and expenses) which were used to reduce indebtedness.

     The Company, Kelso & Company, L.P. ("Kelso") and ASI Partners entered into an agreement (the "Stock Disposition Agreement") providing for: (i) the sale by ASI Partners of 12,429,548 shares of the Company's common stock (including 1,621,245 shares sold pursuant to the underwriters' over allotment option) in the Secondary Offering completed in the first quarter of 1997; and (ii) the repurchase by the Company from ASI Partners of all shares of Company common stock to be owned by ASI Partners after the distribution (the "Share Distribution") by ASI Partners of 3,780,353 shares of such stock to certain of its partners at their election. Accordingly, in conjunction with the Secondary Offering, the Company repurchased 4,628,755 shares of common stock from ASI partners for $208 million (the "Share Repurchase"). The Company financed the Share Repurchase with borrowings under the 1997 Credit Agreement. The Company had previously completed a secondary offering in September 1995 (together with the Secondary Offering, the "Secondary Offerings") for

22,500,000 shares of its common stock, substantially all of which were owned by ASI Partners. After the Secondary Offerings, the Share Distribution and the Share Repurchase, ASI Partners will own no common stock of the Company and will not be entitled to designate any of the Company's directors. All of the shares sold in the Secondary Offerings were previously issued and outstanding shares, and the Company received no proceeds therefrom.

     In accordance with the Stock Disposition Agreement, the Company also issued to ASI Partners 5-year warrants to purchase 3,000,000 shares of common stock of the Company at $55 per share (the "Exercise Price"), $10 per share over the public offering price. The warrants entitle holders to receive cash or shares, at the Company's option, based on the difference between the then market value of the Company's common stock and the Exercise Price. The warrants will be exercisable between January 31, 1998 (or October 31, 1998 in certain cases) and February 11, 2002. In the event that a Transaction (as defined in the Stock Disposition Agreement) constituting a change in control of the Company occurs prior to January 31, 1998 (or October 31, 1998 for a Transaction proposed prior to January 31, 1998 but not consummated or withdrawn as of January 31, 1998), the Company would be required to make a cash payment to ASI Partners based upon the excess, if any, of the consideration per share received by holders of Company common stock in the Transaction over the cash price per share received by ASI Partners in respect of all shares sold in the Secondary Offering and the Share Repurchase. If a Transaction occurs entitling ASI Partners to such a payment, the warrants would not be exercisable and would expire upon the consummation of such Transaction. The estimated fair value of these warrants at the date issued was $9.34 per share using a Black-Scholes option pricing model and assumptions similar to those used for valuing the Company's stock options as described below.

     In January 1995 the Company adopted a Restated Certificate of Incorporation, Amended By-laws and a Stockholder Rights Agreement. The Restated Certificate of Incorporation authorizes the Company to issue up to 200,000,000 shares of common stock, par value $.01 per share and 2,000,000 shares of preferred stock, par value $.01 per share of which the Board of Directors designated 900,000 shares as a new series of Junior Participating Cumulative Preferred Stock. Each outstanding share of common stock has associated with it one right to purchase a specified amount of Junior Participating Cumulative Preferred Stock at a stipulated price in certain circumstances relating to changes in the ownership of the common stock of the Company.

     In January 1995 the Company established the Stock Incentive Plan (the "Stock Plan") under which awards may be granted to officers and other key executives and employees in the form of stock options, stock appreciation rights, restricted stock or restricted units. The maximum number of shares or units that may be issued under the Stock Plan is 7,604,475. The awards vest ratably over three years on the anniversary date of the awards and are exercisable over a period of ten years.

     A summary of stock option activity and related information for 1996 and 1995 follows:

                                                                          1996             1996            1995             1995
                                                                    ----------       ----------      ----------       ----------
                                                                                      Weighted-                        Weighted-
                                                                                        Average                          Average
                                                                                       Exercise                         Exercise
                                                                        Shares            Price          Shares            Price

Outstanding-beginning of year                                        4,974,000       $    20.01              --               --
Granted                                                                 18,000            32.66       5,006,000       $    20.01
Exercised                                                             (230,483)           20.00              --               --
Forfeited                                                              (60,343)           20.00         (32,000)           20.00
                                                                    ----------       ----------      ----------       ----------

Outstanding-end of year                                              4,701,174       $    20.06       4,974,000       $    20.01
                                                                    ==========       ==========      ==========       ==========

Exercisable at end of year                                           1,422,539       $    20.01              --               --

Weighted average fair value of options granted during the year      $    12.26                       $     7.51

     Exercise prices for options outstanding as of December 31, 1996, ranged from $20 to $37.94. The weighted-average remaining contractual life of those options is 8.4 years. As of December 31, 1996, there were 2,672,818 shares available for grant under the plan.

     The Company has elected to follow APB 25 and related interpretations in accounting for stock options and accordingly has recognized no compensation expense. Had compensation cost been determined based upon the fair value at the grant date for awards consistent with the methodology prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net loss and net loss per share would have increased by $8.2 million and $.10 per share, respectively, in 1996 and decreased net income and net income per share by $7.4 million and $.10 per share, respectively, in 1995. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for both 1996 and 1995: risk-free interest rate of 6.3%; volatility of 23%; an expected life of 6 years; and a dividend yield of zero. These estimated expense amounts are not necessarily indicative of amounts in years beyond 1997 because they are heavily influenced by the large number of options granted in 1995 in connection with the IPO which fully vest at the beginning of 1998.

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments at December 31, 1996, approximates carrying amounts except as follows:


                                                       --------           -----
 (Dollars in millions)                                 Carrying            Fair
                                                         Amount           Value

10 7/8% senior notes                                       $150            $161
11 3/8% senior debentures                                   250             268
9 7/8% senior subordinated notes                            200             211
10 1/2% senior subordinated
  discount debentures                                       633             694
9 1/4% sinking fund debentures                              150             156

     The fair values presented above are estimates as of December 31, 1996, and are not necessarily indicative of amounts for which the Company could settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

     The fair values of the Company's 1995 Credit Agreement loans, which approximate their carrying values, are estimated using indicative market quotes obtained from a major bank. The fair values of senior notes, senior debentures, senior subordinated notes, senior subordinated discount debentures and sinking fund debentures are based on indicative market quotes obtained from a major securities dealer. The fair values of other loans approximate their carrying value.

NOTE 12. RELATED PARTY TRANSACTIONS

In 1994 the Company paid Kelso, an affiliate of ASI Partners, the Company's largest shareholder, an annual fee of $2.75 million for providing management consulting and advisory services. In December 1994 the Company paid Kelso a one-time fee of $20 million in connection with the amendment of certain agreements in anticipation of the Company's IPO, including an amendment eliminating future payments of the $2.75 million annual fee but providing for the continuation of such services. See Notes 3 and 10.

NOTE 13. COMMITMENTS AND CONTINGENCIES

Future minimum rental commitments under the terms of all noncancellable operating leases in effect at December 31, 1996, were: 1997 - $62 million; 1998
- $55 million; 1999- $38 million; 2000 - $28 million; 2001 - $23 million and thereafter - $44 million. Net rental expenses for operating leases were $70 million, $59 million and $45 million for the years ended December 31, 1996, 1995, and 1994, respectively.

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

     The tax returns of the Company's German subsidiaries are currently under examination by the German tax authorities (see Note 6).

NOTE 14. SEGMENT DATA

Identifiable assets as of December 31, 1996, 1995 and 1994 and sales and operating income by geographic location for the years then ended are shown in the following tables. Sales and operating income by segment are shown in the Segment Data section of the Five Year Financial Summary on page 14.

Segment Data                                          1996             1995          1994             1993          1992
                                                   -------          -------       -------          -------       -------
Year Ended December 31, (Dollars in millions)


Sales-Geographic distribution:
  United States                                    $ 2,856          $ 2,526       $ 2,238          $ 1,914       $ 1,722
  Europe                                             2,050            1,951         1,600            1,371         1,622
  Other                                              1,041              860           714              617           519
  Eliminations                                        (142)            (116)          (95)             (72)          (71)
                                                   -------          -------       -------          -------       -------
    Total sales (c)                                $ 5,805          $ 5,221       $ 4,457          $ 3,830       $ 3,792
                                                   =======          =======       =======          =======       =======
Operating income-Geographic distribution:
  United States                                    $   336          $   223       $   151          $   104       $    82
  Europe                                               102              242           147              130           185
  Other                                                (87)              69            57               48            33
                                                   -------          -------       -------          -------       -------
    Total operating income (c)                     $   351(a)       $   534       $   355          $   282       $   300
                                                   =======          =======       =======          =======       =======
Assets
  Air Conditioning Products                        $ 1,480          $ 1,432       $ 1,223          $ 1,167       $ 1,156
  Plumbing Products                                    775            1,088           957              960         1,002
  Automotive Products                                1,066              805           755              652           722
                                                   -------          -------       -------          -------       -------
    Total identifiable assets                      $ 3,321          $ 3,325       $ 2,935          $ 2,779       $ 2,880
                                                   =======          =======       =======          =======       =======
Geographic distribution:
  United States                                    $ 1,180          $ 1,075       $ 1,025          $ 1,013       $ 1,016
  Europe                                             1,460            1,557         1,343            1,196         1,370
  Other                                                681              693           567              570           494
                                                   -------          -------       -------          -------       -------
    Total identifiable assets                        3,321            3,325         2,935            2,779         2,880
Prepaid charges                                         34               39            64               78            51
Future income tax benefits                              67               30            22               25            33
Cash and cash equivalents                               60               89            93               53           113
Corporate assets                                        38               37            42               52            49
                                                   -------          -------       -------          -------       -------
    Total assets                                   $ 3,520          $ 3,520       $ 3,156          $ 2,987       $ 3,126
                                                   =======          =======       =======          =======       =======
Goodwill included in assets:
  Air Conditioning Products                        $   203          $   334       $   331          $   337       $   351
  Plumbing Products                                    247              302           295              296           320
  Automotive Products                                  419              446           427              393           431
                                                   -------          -------       -------          -------       -------
    Total goodwill                                 $   869          $ 1,082       $ 1,053          $ 1,026       $ 1,102
                                                   =======          =======       =======          =======       =======
Capital expenditures:
  Air Conditioning Products                        $    93          $    70       $    45          $    38       $    33
  Plumbing Products                                     88               93            55               46            48
  Automotive Products                                   46               44            30               14            27
                                                   -------          -------       -------          -------       -------
    Total capital expenditures                     $   227          $   207       $   130          $    98       $   108
                                                   =======          =======       =======          =======       =======
Depreciation and amortization:
  Air Conditioning Products                        $    51          $    51       $    51          $    53       $    55
  Plumbing Products                                     50               50            64(b)            49            49
  Automotive Products                                   43               42            39               35            37
                                                   -------          -------       -------          -------       -------
    Total depreciation and amortization            $   144          $   143       $   154          $   137       $   141
                                                   =======          =======       =======          =======       =======


(a) Includes asset impairment charge of $235 million, of which $166 million is included in Other and $69 million in Europe (see Note 2).

(b)   Includes an asset loss provision of $14 million.

(c) U.S. export sales and operating income have been reclassified to Europe and Other for 1995, 1994, 1993 and 1992 to conform with the 1996 classification.

 Quarterly Data (Unaudited)                                                                                       1996
                                                       -------------    --------------  --------------  --------------
 (Dollars in millions, except share data)                  First (a)            Second           Third          Fourth

Sales                                                  $  1,364.3       $  1,518.3      $  1,485.1      $  1,436.9
Cost of sales                                             1,031.0          1,135.9         1,115.1         1,097.8
Income before income taxes and extraordinary item          (188.3)            91.9            84.1            69.9
Income taxes                                                 17.0             33.3            29.1            24.9
                                                        ----------        ---------      ----------       ---------
  Net income (loss)                                    $   (205.3)      $     58.6      $     55.0      $     45.0
                                                        ==========        =========      ==========       =========
Per common share:
  Net income (loss)                                    $    (2.66)      $      .75      $      .72      $      .57
                                                        ==========        =========      ==========       =========
Average number of common shares (thousands)                77,311           77,876          78,242          78,501
Range of prices on common stock:
  High                                                 $       31 3/8   $       33 3/8  $       35 1/4  $       39 3/4
  Low                                                  $       25 1/2   $       26 1/2  $       28 1/8  $       34 1/4

                                                                                                                  1995

                                                       -------------    --------------  ----------      --------------
 (Dollars in millions, except share data)                      First            Second       Third              Fourth
Sales                                                  $  1,223.2       $  1,370.8      $  1,316.3      $  1,311.2
Cost of sales                                               909.1          1,008.5           975.1           994.3
Income before income taxes and extraordinary item            45.4             85.0            67.0            29.5
Income taxes                                                 18.9             35.5            23.6             7.1
                                                        ---------        ---------       ---------       ---------
Income before extraordinary item                             26.5             49.5            43.4            22.4
Extraordinary loss on retirement of debt                    (30.1)              --              --              --
                                                        ---------        ---------       ---------       ---------
  Net income (loss)                                    $     (3.6)      $     49.5      $     43.4      $     22.4
                                                        =========        =========       =========       =========
Per common share:
  Income before extraordinary item                     $      .38       $      .65      $      .57      $      .29
  Extraordinary loss on retirement of debt                   (.43)              --              --              --
                                                        ---------        ---------       ---------       ---------
  Net income (loss)                                    $     (.05)      $      .65      $      .57      $      .29
                                                        =========        =========       =========       =========
Average number of common shares (thousands)                69,889           75,987          76,191          76,553
Range of prices on common stock:
  High                                                 $       25       $       28 1/4  $       32      $       31 7/8
  Low                                                  $       19 5/8   $       24 1/4  $       26      $       26 1/4


(a)The first quarter of 1996 included a non-cash asset impairment charge of $235 million, on which there was no tax benefit.

(b)The first three quarters of 1996 have been restated to properly record costs and expenses for Porcher S.A., the French plumbing products manufacturer acquired in the fourth quarter of 1995. The restatement had the effect of increasing the net loss in the first quarter by $3 million ($.03 per share) and decreasing net income in the second and third quarters by $4 million ($.03 per share) and $2 million ($.01 per share), respectively.

BOARD OF DIRECTORS
45


Emmanuel A. Kampouris        (C-Chairman)
Chairman, President and Chief Executive Officer
American Standard Companies Inc.

Steven E. Anderson           (A) (B)
Retired National Partner in Charge-Industries
KPMG Peat Marwick
New York, NY

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

Roger W. Parsons             (A-Chairman) (B)
Group Managing Director
Rea Brothers Group PLC
London, United Kingdom

J. Danforth Quayle           (A) (B)
Former Vice President of the United States
Chairman, Circle Investors, Inc.
Indianapolis, IN

David M. Roderick
Chairman
Earle M. Jorgensen Company
Brea, CA
Retired Chairman
USX Corporation
Pittsburgh, PA

John Rutledge
Chairman
Rutledge & Company, Inc.
Founder and Chairman
Claremont Economics Institute
Greenwich, CT

Joseph S. Schuchert          (B-Chairman) (C)
Chairman, Chief Executive Officer and Director
Kelso & Companies, Inc
New York, NY





















Member of:
(A) Audit Committee
(B) Management Development and Nominating Committee
(C) Executive Committee

OFFICERS
--------------------------------------------------------------------------------

Emmanuel A. Kampouris
Chairman, President and Chief Executive Officer

Horst Hinrichs
Senior Vice President, Automotive Products

George H. Kerckhove
Senior Vice President, Plumbing Products

Giancarlo Aimetti
Vice President, Automotive Products, Austria Group

Fred A. Allardyce
Vice President and Chief Financial Officer

Alexander A. Apostolopoulos
Vice President and Group Executive, Plumbing Products,
Americas International

Thomas S. Battaglia
Vice President and Treasurer

Gary A. Brogoch
Vice President and Group Executive, Plumbing Products, Asia Pacific

Michael Broughton
Vice President, Automotive Products, United Kingdom

Roberto Canizares M.
Vice President, Air Conditioning Products, Asia-Pacific

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


Daniel Hilger
Vice President, Air Conditioning Products,
Middle East and Africa

Richard A. Kalaher
Vice President, General Counsel and Secretary

W. Craig Kissel
Vice President and Group Executive, Air Conditioning Products,
Unitary Products Group

William A. Klug
Vice President and Group Executive, Air Conditioning Products,
International

Jean - Claude Montauze
Vice President, Automotive Products, France

Janet George Murnick, Ph.D
Vice President, Alimenterics, Medical Systems Group

G. Eric Nutter
Vice President and Group Executive, Plumbing Products, U.S.

Raymond D. Pipes
Vice President, Corporate Development

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

G. Ronald Simon
Vice President and Controller

Benson I. Stein
Vice President, General Auditor

Wolfgang Voss
Vice President and Group Executive, Plumbing Products, Europe

Robert M. Wellbrock
Vice President, Taxes

CORPORATE INFORMATION

--------------------------------------------------------------------------------

Corporate Headquarters
P.O. Box 6820
One Centennial Avenue
Piscataway, NJ 08855-6820
Tel: (908) 980-6000
Web Site Address: http:\\www.americanstandard.com


BUSINESS OPERATIONS
AIR CONDITIONING PRODUCTS

North American Commercial
The Trane Company
3600 Pammel Creek Road
La Crosse, WI 54601-7599
Tel: (608) 787-2000
Web Site Address: http:\\www.trane.com

International
The Trane Company
20 Corporate Woods Drive
Bridgeton, MO 63044-4419
Tel: (314) 770-6000
Web Site Address: http:\\www.trane.com\global

Unitary
The Trane Company
6200 Troup Highway
Tyler, TX 75707
Tel: (903) 581-3200
Web Site Address: http:\\www.trane.com


PLUMBING PRODUCTS

U.S. Plumbing Products
Americas International, Worldwide Fittings
American Standard
One Centennial Avenue
P.O. Box 6820
Piscataway, NJ 08855-6820
Tel: (908) 980-3000

Asia Pacific
World Standard Ltd.
14-16/F. St. John's Building
33 Garden Road
Central Hong Kong
Tel: (852) 2/971-3688

Europe
Ideal Standard
Boulevard du Souverain, 348
Box 1
B-1160 Brussels, Belgium
Tel: (32) 2/678-0911



AUTOMOTIVE PRODUCTS

WABCO Automotive
Products Group
Boulevard du Souverain, 348
Box 1
B-1160 Brussels, Belgium
Tel: (32) 2/663-0120


MEDICAL SYSTEMS

Alimenterics, Inc.
301 American Road
Morris Plains, NJ 07950
Tel: (201) 285-3100

Sienna Biotech, Inc.
9115 Guilford Road, Suite 180
Columbia, MD 21046
Tel: (301) 497-0007

Annual Meeting
May 1, 1997, at 10:00 AM (EDT)
Embassy Suites Hotel
121 Centennial Avenue
Piscataway, NJ

Transfer Agent and Registrar
Citibank, NA
120 Wall Street
New York, NY 10043

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: ASD

Additional Information:
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge. A copy may be requested from:


     Investor Relations Department
     P.O. Box 6820
     One Centennial Avenue
     Piscataway, NJ 08855-6820
     Tel: (908) 980-6038

Please call if you have any questions.

                                    AMERICAN
                                      -----
                                    STANDARD
                                      -----
                                    COMPANIES


















P.O. Box 6820  One Centennial Avenue  Piscataway, NJ 08855-6820   (908) 980-6000