Form 10-K, Exhibit 13
period 1997-12-31
AMERICAN STANDARD COMPANIES INC
filed 1998-03-30
CIK 836102

                                                                     Exhibit 13


                       AMERICAN STANDARD COMPANIES, INC.
                               1997 ANNUAL REPORT

                               [GRAPHIC OMITTED]

 "OUR PROCESS ORGANIZATION WILL ENABLE US TO BE BOTH FLEXIBLE AND RESPONSIVE TO
    THE MARKETPLACE AND, THEREFORE, CAPABLE OF DELIVERING SUPERIOR FINANCIAL
                         PERFORMANCE IN YEARS TO COME."

                                  -------------
                                    AMERICAN
                                      -----
                                    STANDARD
                                      -----
                                    COMPANIES
                                  -------------

                            THE WELL-BEING OF PEOPLE
                                IS OUR BUSINESS

                    COMFORT
                              [TRANE LOGOS]

                    SANITARY
                              [AMERICAN STANDARD LOGO]
                              [IDEAL STANDARD LOGO]
                              [STANDARD LOGO]
                              [PORCHER LOGO]

                    SAFETY
                              [WABCO LOGO]

                    HEALTHCARE
                              [DIASORIN LOGO]
                              [ALIMENTERICS LOGO]

Forward-looking information. Forward looking statements contained in this report are based on management's good faith expectations and belief concerning future developments. Factors that may cause actual results to differ materially from such expectations are presented in the "Management's Discussion and Analysis" portion of this report and in the Company's Annual Report on Form 10-K.


American Standard is a global, diversified manufacturer. Its operations are comprised of four segments: Air Conditioning, Plumbing, Automotive and Medical Systems.

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

      Medical Systems develops and manufactures LARA(R) and Copalis(R) medical diagnostic systems and DiaSorin(TM) medical diagnostic products.

      The Company is a worldwide leader in Demand Flow(R) Technology ("Demand Flow" or "DFT"), having implemented Demand Flow processes in its manufacturing facilities and administrative activities. DFT enhances customer value and service by reducing manufacturing cycle time, increasing flexibility and improving product quality. It also improves productivity and profitability by reducing non-value-added work, increasing inventory turnover, reducing working capital requirements and liberating both manufacturing and warehouse space.

      American Standard operates 108 manufacturing facilities in 35 countries. The Company employs approximately 51,000 people worldwide.

Demand Flow(R) is a registered trademark of the Jc-I-T Institute of Technology, Inc.


CONTENTS

Financial Highlights                                       1
Letter to Stockholders                                     2
Business Segments                                          6
Financial Contents                                        13
Directors and Officers                                    45

FINANCIAL HIGHLIGHTS

      Year Ended December 31, (Dollars in millions, except per share amounts)

                                                    1997       1996       Change

Sales                                              $6,008     $5,805       3%

Operating Income (a)                               $  590     $  573       3%
     Operating Margin                                 9.8%       9.9%    (.1)pts

Income Before Extraordinary Item (a)               $  210     $  189      11%
     Per Diluted Share (b)                         $ 2.76     $ 2.36      17%

Net Cash Provided by Operating Activities          $  395     $  353      12%

Demand Flow Performance
     Average Inventory Turnover (c)                  9.0x       9.4x    (.4)x
     Operating Working Capital as a
       Percent of Sales (d)                           4.7%       4.9%     .2pts

(a) Excludes write-off of purchased research and development in 1997 and asset impairment loss in 1996. In connection with the June 30, 1997 acquisition of the medical diagnostics businesses, the value of purchased in-process research and development was written off in accordance with applicable accounting rules, resulting in a non-cash charge to income of $90 million, or $1.19 per diluted share. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, resulting in a non-cash charge of $235 million, or $2.95 per diluted share. Including the write-off of purchased research and development and the asset impairment loss, operating income was $500 million in 1997 and $338 million in 1996 and income (loss) before extraordinary item was $120 million, or $1.57 per diluted share in 1997 and $(47) million or $(.60) per diluted share in 1996. See Note 2 of Notes to Consolidated Financial Statements.
(b) Earnings per share data have been presented in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, adopted effective December 31, 1997. See Note 2 of Notes to Consolidated Financial Statements.
(c) Twelve-month average inventory turnover, exclusive of significant acquisitions, with each month calculated using the following three month's cost of sales annualized, divided by inventories as of each month end.
(d) Operating Working Capital as of December 31, divided by annualized fourth quarter sales. Operating Working Capital is defined as net accounts receivable and adjusted inventories less accounts payable, accrued payrolls and other accrued liabilities.

================================================================================
                 SALES-$6.0 BILLION (EXCLUDING MEDICAL SYSTEMS)

 [The following tables were represented as pie charts in the printed material.]

                                   Businesses

                    Air Conditioning   60%
                    Plumbing           24%
                    Automotive         16%

                                   Geography

                    U.S.               50%
                    Europe             33%
                    Far East            9%
                    Other               8%

================================================================================
         OPERATING INCOME- $610 MILLION (a) (EXCLUDING MEDICAL SYSTEMS)

 [The following tables were represented as pie charts in the printed material.]

                                   Businesses

                    Air Conditioning   60%
                    Plumbing           19%
                    Automotive         21%

                                   Geography

                    U.S.               59%
                    Europe             29%
                    Far East            4%
                    Other               8%

TO OUR STOCKHOLDERS

This year your company achieved another record performance. Sales reached $6.0 billion, up 3% from the 1996 record level, and earnings increased 17% to $2.76 per share.

      The strong gains in Commercial Air Conditioning and Automotive Systems, assisted by the partial recovery of Plumbing Products, helped achieve our performance. On the other hand, the combined negative effects of foreign exchange and the second coolest summer in the last 10 years resulted in earnings being well below expectations. European currencies continued to devalue throughout the year and were followed by the severe crisis in the Far East. The cool summer weather both in the U.S. and Europe hampered our performance, particularly that of the Residential Unitary business. At this stage, we do not assume or expect a repeat performance in 1998. The combined effects of weather and exchange eroded our earnings by an estimated 35 cents per share.

      On the positive side, both our business and geographic diversity combined well with the responsiveness of our worldwide operations to soften the impact of these adverse conditions, thus validating our strategic direction.

================================================================================
BENEFITS FROM DEMAND FLOW CONTINUE

                                [CHART OMITTED]

INVENTORY TURNOVER HAS NEARLY TRIPLED AND WORKING CAPITAL NEEDS REDUCED BY $680 MILLION.

      Because of the timing of the various devaluations during 1997, we expect that exchange rates again will have a negative impact in 1998, especially during the first half. Although we do not expect any further significant strengthening of the dollar versus the European or Far East currencies, we are concerned by the after-effects of this crisis on the regional economies of the Far East as well as its impact on our global markets. We believe that these markets will stabilize and see some recovery over the next two to three years, as was the case with Mexico.

      In view of the above, we have been very conservative in our near-term expectations for the Far East, which have included the curtailment of local expenditures. In China, on the other hand, we have not assumed any devaluation at this time but have reduced our growth expectations. In late 1997, we acquired majority ownership in our Chinese plumbing business which will enhance our performance.

      We have adopted conservative expectations for the region and expect that any further weakening can be offset by the continuing strength of the Automotive and Air Conditioning businesses, particularly in the U.S.

      In Europe, with the exception of the UK, we see no meaningful improvement in the construction markets which affect both our Plumbing and Air Conditioning businesses. The transportation markets, however, are still growing and are expected to remain strong through 1998. This will continue to help our Automotive business which emerged from 1997 with a strong backlog, supported by its new Electronic Braking Systems (EBS) product line, now tracking the success of the newly launched truck lines of our Original Equipment customers, and the continuing growth of the use of ABS in the U.S. In fact, another key customer adopted our EBS system in January 1998.

      In the U.S., regulations are currently being expanded to require ABS on all new trailers, which will give our joint venture another boost this year following its strong performance in 1997.

      Turning to Air Conditioning, we expect our Unitary business in the U.S. to continue to expand its sales and earnings, based on a more normal summer and further market penetration as we continue to leverage the benefits of DFT. In Europe we have expectations for year over year improvement, which include more normal weather conditions as well as the benefits of the continued reorganization. On the other hand, weak economies as well as market fragmentation will continue to put pressure on pricing, a problem we faced throughout 1997.

      In the Far East, despite the economic conditions, we still expect some growth in the Unitary business as we bring new products to market and expand distribution.

      In our Worldwide Applied Systems business, the backlog is expanding with continued growth in the U.S., helped by additional acquisitions of sales and service operations. Applied's international markets are expected to post good growth in Latin America and the Middle East, with weakness in Asia being offset by growth in China.

      In 1997, Worldwide Plumbing began its recovery with continued success in North America and some minor improvements in Europe, which substantially offset the crisis in the Far East.

      In North America, the low-cost sourcing program is gaining momentum. The reduction in our cost structure and our ability to better serve our customers through the benefits of DFT have enabled us to gain market share, especially in the retail channel. We expect this trend to continue in 1998.

      In Europe, with the exception of the U.K., we continue to suffer from lackluster markets, but we are on plan with our restructuring and low-cost sourcing strategies. Our Bulgarian facility for sanitary fixtures has started initial production while our faucet plant expansion there remains on track. We believe that 1998 will be a watershed year for our European operations as we begin to regain our competitive advantage and expect in 1999 to witness significant improvements in performance.

================================================================================
MANAGING DEBT FOR GROWTH

                                [CHART OMITTED]

WHILE DEBT REMAINS AT NEARLY THE SAME LEVEL, AS AT THE 1988
LEVERAGED BUYOUT, THE ANNUAL COST OF DEBT HAS BEEN REDUCED BY $100 MILLION AND SALES HAVE DOUBLED.

================================================================================
MARKET LEADERSHIP: THE FOUNDATION FOR GROWTH

                                [CHART OMITTED]

      The flip side of the devaluations is that they have made products manufactured in the Far East more competitive in both the U.S. and Europe. We will exploit this opportunity to source products from the region, which will also help fill idle local capacity.

      Our new Medical Systems business is on track with its FDA and European Agency for the Evaluation of Medicinal Products (EMEA) submissions and approvals. The key objective for our Copalis(R) technology is the development of a new menu of tests. We also expect to begin shipments of our new analyzers in the second quarter of 1998, albeit in small quantities.

      Overall, our model for growth is beginning to gain momentum and, although interrupted by the impact of devaluations and the adverse weather patterns of 1997, we will continue to grow globally. The current weakness in the Far East offers some unique opportunities to expand our ownership in existing joint ventures and to purchase new ones, especially in companies that enjoy leadership positions in our business segments. We have already acted on this strategy with some success. In the meantime, we will continue to leverage our strong market positions worldwide to pursue growth.

      Demand Flow Technology implementation is being carried to a new level as we accelerate the certification process of our plants throughout the world. This effort will enable us to reach another milestone in productivity and customer service in our drive toward excellence in fill rates and responsiveness.

      We are thus establishing a critical standard that differentiates our ability to meet ever increasing customer expectations.

      With the Demand Flow concepts moving into the office through our Process Organization, we expect the transformation of the Company and its organization to be complete by the year 2000, ready to tackle the next millennium. Our Process Organization will enable us to be both flexible and responsive to the marketplace and, therefore, capable of delivering superior financial performance in years to come.

      Basically, our strategies are focused on establishing and maintaining a competitive advantage by delivering greater value to our customers, which in turn enhances our ability to generate reliable profit growth. Such a mechanism, when set in motion, becomes reinforcing.


================================================================================
STRATEGIES ARE WORKING

SALES
CAGR 9%

                                [CHART OMITTED]


OPERATING INCOME
Excluding Special Charges

CAGR 15%

                                [CHART OMITTED]

      MARGINS
      1991   7.4%
      1997  10.2%

DESPITE THREE YEARS OF EUROPEAN RECESSION, SINCE 1991 SALES HAVE GROWN AT A COMPOUND RATE OF 9% AND OPERATING INCOME AT 15%.

      Our recent management changes were designed to offer our most successful associates an opportunity to broaden their skills and global perspectives. This will also help us manage an orderly transition as some of our senior managers begin to seek retirement.

      Successful companies regard their people as their greatest assets and we firmly believe in this principle. We practice this philosophy more through actions than mere words. Our drive toward a Process Organization gives all our employees the opportunity to exercise more influence over the day-to-day affairs of their businesses as well as broaden their overall perspective of the Company.

      We continue to adopt incentive programs that are fully aligned with the corporate objectives, something we feel strongly about. We are also expanding the population of associates who participate in these programs. Last, but not least, our associates own some 25% of the Company's stock which certainly aligns their interests with those of all our other stockholders.

      We thank all our associates worldwide for helping the Company toward its goals, especially as we had to navigate through some troubled waters during 1997. We thank you in particular for supporting our DFT initiatives, which remain critical to our success, and urge you to redouble your efforts as we move toward the Process Organization, thus further strengthening our competitive structure. We must all remember that we are in a race against time.

      We are also grateful to our customers for giving us the opportunity to serve you. We know that you have choices, but we in turn have a collective mission to gain more and more of your trust and of course your business. We do not underestimate the difficulty of such an assignment, nor do we take it lightly. We realize that it depends on the effort and willingness of all our associates worldwide. This is why it is important that we align our organization toward serving you better, which is the only way to succeed.

      We also wish to thank all of our suppliers for supporting us during 1997 and accommodating our needs to better serve our customers, including the critical need to reach our DFT objectives.

      Last, but not least, we wish to thank all of our stockholders, especially those who were patient with us during 1997 and were not deterred by the lackluster performance of our stock. We all felt the pain, but are working hard to justify your confidence in this company as we continue to execute our strategies for value creation.

Sincerely yours,


/s/ Emmanuel A. Kampouris
Emmanuel A. Kampouris

Chairman, President and Chief Executive Officer
American Standard Companies Inc.

                                [PHOTO OMITTED]

                                AIR CONDITIONING

                               [GRAPHIC OMITTED]

MINI-SPLIT SYSTEMS CONSIST OF A CONDENSING UNIT (BACKGROUND) MOUNTED OUTDOORS, AND A FAN UNIT (FOREGROUND) INDOORS TO DISTRIBUTE COOL AIR. THESE UNITS ARE CONNECTED BY REFRIGERANT PIPING AND CONTROL WIRING.
================================================================================

Trane offers a broad range of products from small residential air conditioning and heating systems to large, custom-designed chilled water systems, to energy and refrigerant management, indoor air quality and building automation systems. The business, which markets products under both the Trane(R) and American Standard(R) brand names, is the U.S. market leader for commercial unitary products and applied systems. It is also one of the leading manufacturers of residential products in the United States. Trane is steadily growing its international presence with 12 manufacturing locations in Asia, Europe and South America.

      In the United States, the business derives 65% of both its applied and unitary product sales from the replacement and renovation market. In China and other Far East nations, however, new construction activity is the key business driver.

      Trane's growth opportunities are market-, service- and product-specific.

      MODEL FOR GROWTH

Trane is pursuing sales and earnings growth through a combination of globalization, expansion of its Worldwide Applied Systems service network, DFT and new product development and technologies.

Globalization. Adding local manufacturing as sales grow in a given region is a key element of our globalization strategy. The pattern for expansion begins with establishing a local distribution presence in a new market. The second phase of market development is providing a service business, and the final phase of the process involves local manufacturing and product development.

      Trane's development of a global mini-split product line is another element of its globalization strategy. Overseas, mini-split products are used extensively because construction practices do not allow for U.S.-type central heating and air conditioning systems. Trane currently has established market positions in mini-splits in Europe, Latin America, the Middle East, Africa and India, and a growing position in the rest of the world. To expand distribution and penetrate new markets, mini-splits will also be distributed through plumbing wholesalers in Europe, Thailand and China under the American Standard(R) brand name, in addition to offering Trane brand mini-splits through traditional HVAC channels.

Service network. Acquiring independent service companies and sales offices enables Trane's Applied business to ensure proper maintenance of its equipment and provide consistent service globally. Additionally, by providing these services, the Applied business is able to extend its customer relationships beyond assisting architects and engineers with designing and outfitting a project to working with building management to monitor system performance and provide maintenance.

Demand Flow Technology. DFT is a critical element in Trane's model for growth, as it is for all of American Standard. The thrust is to continually achieve shorter manufacturing cycles critical to market share gains through enhanced customer service. Trane plans to certify 10 of its plants in DFT during 1998 which will further generate productivity gains as well as other operational benefits. In addition, as the implementation of the process organization is deployed globally within the Worldwide Applied Systems Group, global networking and customer service are expected to improve dramatically.

New product developments. In the United States, the installed base of chiller systems over 20 years old is being replaced on an ongoing basis with new, more energy efficient products, due to short payback periods and CFC refrigerant concerns. Trane's Worldwide Applied business is addressing these market needs with continued improvements to its CenTraVac Chiller(R), the most energy efficient and lowest refrigerant emission chiller available today. Energy efficiency will continue to be a strong driver in the selection of air conditioning systems. Trane is well-positioned to take advantage of this opportunity.

      Building automation systems, which electronically integrate HVAC equipment into a system, run the equipment more efficiently and monitor its performance, are another key growth area.

      Trane is strengthening its mini-split product line. Mini-split products are the residential and light commercial systems of choice outside of the United States, representing over one-half of the international air conditioning market outside of Japan.

      MARKET GROWTH AND OUTLOOK

Looking forward, international air conditioning markets are expected to grow at a rate of about 6%-7% annually through the year 2000. In 1998, we expect European markets to remain at 1997 levels. The Middle East, Africa and India markets should continue to grow while Latin America is expected to achieve double-digit market growth rates in 1998. While the China market is expected to grow at a rate of 6% - 8%, the outlook for other Asian markets has been lowered as a result of recent currency devaluations and slowing new construction due to overbuilding.

      Although new construction activity is expected to remain flat in the United States, the Applied markets are anticipated to grow 4% annually due to renovation and replacement activity in the existing building market. This growth, coupled with its expanding service business, should allow Trane's Applied business to achieve double-digit growth each of the next three years.

      The U.S. residential Unitary market is expected to grow an estimated 3% - 4% annually while the commercial Unitary market is estimated to grow 4% - 6%. Both Trane's residential and commercial revenues are expected to outpace market growth through product and distribution share gains.

================================================================================
AIR CONDITIONING   1997 Sales $3.6 Billion

 [The following tables were represented as pie charts in the printed material.]

          Commercial          75%
          Residential         25%

          U.S.                72%
          Far East            12%
          Other                5%
          Europe              11%

          Replacement, Renovation and Repair      65%
          Residential New Construction            10%
          New Commercial Construction             25%

                                    PLUMBING

                                [GRAPHIC OMITTED]

AMERICAN STANDARD PIONEERED WASHERLESS CERAMIC DISC VALVING, TO PRODUCE FAUCETS THAT ARE GUARANTEED NOT TO WEAR OUT OR LEAK.
================================================================================

Plumbing Products manufactures kitchen and bathroom products including toilets, sinks, tubs, showers and faucets. Approximately 75% of the product mix is for the home with the remaining 25% used in commercial settings like hotels and offices. Replacement and remodeling are the principal business drivers in the mature markets of the United States and Europe. In emerging economies, like those throughout much of Asia, new construction activity is the predominant business driver.

      Plumbing Products is the Company's most geographically diversified business with manufacturing facilities in 25 countries. Total market growth per year for the past seven years has been approximately 3%, and a comparable growth rate is projected through the year 2000. From 1990 through 1997, Plumbing Products' sales growth, however, has averaged 5% per year, and is expected to continue at that rate for the next three years primarily through the implementation of our globalization strategy.

      MODEL FOR GROWTH

Globalization. Two strategies form the basis of Plumbing Products' globalization efforts. The first is to enter and develop those markets with strong per capita income growth and new construction activity. The second strategy is to establish manufacturing in countries or regions with lower labor costs to source more competitive products for the mature markets.

      Our entry into the China market is a good example of the first strategy. Sales growth in China has averaged 60% a year since Plumbing Products' expansion program began in 1995. The Company has sold products in China for more than 50 years, and has manufactured products there for more than 10 years. In China, American Standard is recognized for quality products and the Company's product offerings meet current marketplace demands. With our expanded distribution organization and seven manufacturing plants, production can increase to meet market demand with relative ease.

      The Company's successful expansion in China mirrors its growth throughout the Far East. Sales growth in the region, excluding Japan where the Company has a modest presence, averaged 13% per year from 1990 through 1997. Additionally, the operating margin during this period was well above the average of Plumbing Products' global operating margins.

      The manufacture of chinaware bathroom fixtures is a labor-intensive process and, therefore, a costly process in high wage areas. To remain competitive and improve margins, Plumbing Products has adopted a low-cost sourcing strategy to develop or expand production in strategically-situated countries with lower labor costs, with a goal to achieve a 25% unit cost reduction. The U.S. Plumbing Group is a prime example. About 75% of its products were manufactured in high-cost U.S. facilities. Over the past two years, a portion of this production has shifted to Mexico, reducing U.S. production to about 60% of output. The success of this strategy can be seen in U.S. Plumbing Group's profit improvement of more than $30 million since 1995. A second phase of production restructuring in the Americas is expected to further improve profitability over the next two years.

      Similar opportunities are available in Europe where today 80% of chinaware and faucets are manufactured in Western Europe. In 1997, to execute this program, the Company began construction in Bulgaria of what will be its largest European plant, and the next two years will be major transition years for the European low-cost sourcing program. By the year 2000, about one-half of the products for the Western European market will be sourced from outside Western Europe. The European low-cost sourcing program is expected to have a significant beneficial effect on the region's business.

      Demand Flow Technology provides a significant competitive advantage in Plumbing, where order fill rates tend to be weak. DFT has been a critical factor in enhancing our position, particularly in the Americas, with the fast growing retail channel. Our fill rates are maintained at very high levels. We have also dramatically improved our service to the important wholesale channel.

      MARKET GROWTH AND OUTLOOK

Mature markets are expected to grow about 3% annually, although sales growth in the U.S. is anticipated to continue to outpace the market due to several factors. While we are increasing our share in the wholesale segment overall, the retail segment is the fastest growing channel of distribution in the U.S. The Company has become a significant supplier to some of the largest home improvement retailers. We have increased our share with these retailers as a result of having competitively-priced products and, as already mentioned, by maintaining exceptionally high order fill rates on a consistent basis.

      The European Plumbing Group is expected to see some market growth and expand their share with operating margins improving as the benefits of the low-cost sourcing strategy are realized.

      Revenues in the Far East outside of China are expected to be down in 1998 as a result of the currency devaluations and the subsequent weakness in the new construction market. Markets in China, however, are expected to continue to grow even with the turmoil existing throughout the rest of Asia. We expect the overall growth opportunities in Asia to resume within the next two to three years.

================================================================================
PLUMBING   1997 Sales $1.4  Billion

 [The following tables were represented as pie charts in the printed material.]

          Commercial          25%
          Residential         75%

          U.S.                28%
          Far East             8%
          Other               15%
          Europe              49%

          Replacement and Remodeling      60%
          New Construction                40%

                                   AUTOMOTIVE

                                [GRAPHIC OMITTED]

EBS USES ELECTRONIC LOGIC TO MONITOR AND INTERPRET THE VEHICLE'S WHEEL SPEEDS, AXLE LOAD AND BRAKE LINING WEAR, AND SEND RESPONSIVE SIGNALS TO CONTROL INDIVIDUAL BRAKE PRESSURES AND EFFECT A STABLE, SAFE STOP IN LESS TIME AND DISTANCE THAN CONVENTIONAL BRAKING SYSTEMS.
================================================================================

Since it introduced the anti-lock braking system (ABS) for commercial vehicles in the early eighties, WABCO has been the recognized technological leader in its industry. Today, with over 50% market share, WABCO holds Europe's leading position in ABS and other control systems for heavy-duty trucks and buses.

      WABCO's European customers are the major truck, bus and trailer manufacturers, many of whom sell their vehicles throughout the world. WABCO's sales outside of Europe are primarily through the Company's operations in Brazil and to joint venture companies in the U.S., South Africa, India, China and Japan, who in turn supply major original equipment (OE) manufacturers in their country.

      Aftermarket products are sold to OE customers and independent distributors. Today this represents over one-quarter of WABCO's sales, and plans are to concentrate further on this profitable business.

      MODEL FOR GROWTH

While European truck and bus production has shown little growth overall since 1986, WABCO's sales (excluding exchange rate effects) have doubled. WABCO is able to continually grow its business through a combination of: globalization, DFT, cost reduction strategies and technological leadership.

Globalization. In the North American market, where in 1997 ABS was required on all new air-braked truck tractors, WABCO's market share surged to over 70%. With requirements for ABS broadening over the next two years to include all trailers, buses and medium-size trucks, U.S. market growth is expected to remain strong. WABCO has also introduced other products in the U.S. market through its Meritor WABCO (formerly Rockwell WABCO) joint venture, with the objective to further increase content per vehicle. In 1998, another U.S. joint venture, formed with Cummins Engine Company in 1996, will start production of compressors for braking systems on commercial vehicles.

      In Japan, WABCO has reached agreement to obtain majority interest in its Sanwab joint venture in 1998. This strategic move is expected to improve the Company's market position. In China, WABCO established its first joint venture in 1995 and discussions concerning a second joint venture are in process. In Eastern Europe, new ventures are planned to provide lower-cost component sourcing and to establish a foothold in these emerging markets.

Demand Flow Technology. Productivity and efficiency enhancements achieved through Demand Flow Technology provide WABCO with a significant competitive advantage. In 1997, WABCO increased sales 14% (excluding foreign exchange effects), maintained its high level of profitability, turned inventories 15 times and drove working capital down to near zero. This exceptional performance internally financed WABCO's expansion of ventures worldwide and helped maintain its strong commitment to research and new product development.

Cost Reduction Strategies. WABCO is planning to out-source nearly all of its high-cost, labor-intensive machining activities which employ about 10% of WABCO's work-force. Most of this workforce will be utilized in other activities to support WABCO's continued sales growth. This strategy is being implemented and should be completed by year-end 2000. With the shift of component sourcing to low-cost suppliers, WABCO can concentrate its resources on product development, assembly and quality control.

Technological Leadership. Approximately 500 people - engineers, technicians and others, representing nearly 10% of WABCO's total work-force - are dedicated to product development. R&D spending in 1997 was nearly $50 million, or 5% of sales. This level of spending has averaged between 5% and 7% of sales for many years.

      WABCO's technology and development expertise is a differentiating capability enabling it to partner with key customers in long-term development and supply agreements. WABCO has such agreements in place with several of its largest customers. WABCO's EBS product, for example, resulted from one such development agreement. Because of the long and expensive process to develop new systems, these partnerships are extremely important in feeding the new product technology pipeline.

New Products. Sales of new products, especially electronically controlled systems for transmission, suspension, climate and door controls as well as new generations of ABS, have nearly quadrupled over the last 10 years and have driven the increase in WABCO's product content per vehicle. New product sales remain high. WABCO's Electronic Braking System (EBS) was successfully launched last year with Europe's leading truck manufacturer, featuring the WABCO system on their new line of heavy-duty trucks. Beginning in 1998, we expect other manufacturers will adopt WABCO's EBS.

      MARKET GROWTH AND OUTLOOK

Commercial vehicle production is expected to achieve annual growth of between 3% and 5% in the next few years. Our market share is expected to increase in new product segments and in markets outside Western Europe. WABCO expects to increase its aftermarket sales by 20% between 1997 and the year 2000.

================================================================================
AVERAGE ANNUAL SALES GROWTH

                                 [CHART OMITTED]

ALTHOUGH EUROPEAN TRUCK AND BUS PRODUCTION HAS BEEN RELATIVELY FLAT SINCE 1986, WABCO`S SALES (EXCLUDING EXCHANGE RATE EFFECTS) HAVE DOUBLED.

================================================================================
AUTOMOTIVE   1997 Sales $1.0 Billion

 [The following tables were represented as pie charts in the printed material.]

               Europe              87%
               Exports to U.S.      6%
               Other                7%

               OEM Conventional    42%
               Aftermarket         26%
               Electronic          32%

                                 MEDICAL SYSTEMS

                                [GRAPHIC OMITTED]

COPALIS IS A FAST, LOW-COST, EASY-TO-USE SYSTEM THAT CAN PERFORM MULTIPLE TESTS SIMULTANEOUSLY ON A SINGLE TEST SAMPLE.
================================================================================

American Standard's Sienna Biotech and Alimenterics businesses have developed exciting, breakthrough medical diagnostic technologies. To accelerate commercialization of these technologies, the Company acquired Sorin Diagnostics and its affiliate, INCSTAR, in mid 1997. Sorin, INCSTAR and Sienna have been combined to form one business entity, DiaSorin, with manufacturing locations in Italy and the United States and sales offices throughout Europe and in the United States. DiaSorin and U.S.-based Alimenterics comprise the Medical Systems Sector.

      DiaSorin has an extensive menu of diagnostic tests as well as a number of technologies and platforms, including Copalis(R). Copalis, which received U.S. Food and Drug Administration (FDA) clearance, is a device which enables a user to perform multiple tests simultaneously on a single sample. Development is ongoing to accelerate availability of an expanded menu of tests using DiaSorin(TM) reagents specifically adapted for use with Copalis.

      Alimenterics has developed the LARA(R) System, an analyzer which allows a gastroenterologist to diagnose patient disease via the breath rather than via more invasive methods such as endoscopy or x-ray. Its first application, the Pylori-Chek(TM), tests for the presence of Helicobacter pylori bacterium associated with 80% of stomach ulcers. Both the drug and the diagnostic analyzer device have received a Positive Opinion from the European Agency for the Evaluation of Medicinal Products. FDA clearance for LARA is expected later this year.

      Both businesses are developing diagnostic products which address market needs for cost containment and faster results. In a recent survey by Venture Resources, a Barrington, Illinois study group, growing numbers of patients have been dissatisfied with the timeliness of care provided by their physicians. The survey also showed that patients are willing to spend more time in their doctor's office if they get more information at the time of the visit and can begin therapeutic care more quickly. We are preparing for an era in which the focus of technology will be on the immediacy with which results are produced on a cost competitive basis, resulting in a lower total cost of healthcare delivery. The Company's LARA and Copalis diagnostic technologies have been designed to meet these emerging market needs.

      MARKET AND OUTLOOK

The Copalis and LARA technologies target high-growth, profitable sectors within the medical diagnostics market. Initial development focus for Copalis is female health, infectious diseases and autoimmunity. In female health, for example, there are some 33,000 obstetrics/gynecologist practitioners in the United States alone with 64 million patient visits per year. This presents a total market opportunity estimated at about $500 million. The infectious disease market has the potential to be 3-4 times as large. A Copalis test for syphilis is currently in clinical trials and will be submitted to the FDA early in 1998. This test will provide a major contribution to public health by combining screening and confirmation, eliminating the need for a repeat visit to the clinic to initiate antibiotic therapy.

      Alimenterics' initial product focus, the detection of H.pylori, also has a strong market opportunity. There are an estimated one billion people worldwide infected with H.pylori. In the U.S. alone, there are an estimated 25 million ulcer sufferers, 10% of whom are typically screened once a year generating 2.5 million visits, and 5% are chronic and screened between two to three times per year, generating a significant U.S. market potential for this diagnostic product.

      FINANCIAL CONTENTS

Five-Year Financial Summary                                  14
Management's Discussion and Analysis
   Overview                                                  15
   Air Conditioning Products                                 16
   Plumbing Products                                         17
   Automotive Products                                       18
   Medical Systems                                           18
   Financial Review                                          19
Management's Report on Financial Statements                  24
Report of Independent Auditors                               25
Financial Statements                                         26

FIVE-YEAR FINANCIAL SUMMARY

Year Ended December 31,
(Dollars in millions, except per share data)                   1997           1996           1995           1994           1993
SEGMENT DATA
Sales:
       Air Conditioning Products                             $  3,567       $  3,437       $  2,953       $  2,480       $  2,100
       Plumbing Products                                        1,439          1,452          1,270          1,218          1,167
       Automotive Products                                        952            916            998            759            563
       Medical Systems                                             50           --             --             --             --
------------------------------------------------------------------------------------------------------------------------------------
                                                             $  6,008       $  5,805       $  5,221       $  4,457       $  3,830
====================================================================================================================================
Operating income (loss) before asset impairment loss
  and write-off of purchased
    research and development:
       Air Conditioning Products                             $    364       $    353       $    259       $    182       $    133
       Plumbing Products                                          119            110            120            111            108
       Automotive Products                                        127            123            155             62             41
       Medical Systems                                            (20)           (13)            (7)            (5)            (3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  590            573            527            350            279
Asset impairment loss and write-off of purchased
  research and development (a):
       Air Conditioning Products                                 --             (121)          --             --             --
       Plumbing Products                                         --             (114)          --             --             --
       Medical Systems                                            (90)          --             --             --             --
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (90)          (235)          --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                            500            338            527            350            279
Equity in net income of unconsolidated joint ventures              12              3              7              4           --
------------------------------------------------------------------------------------------------------------------------------------
                                                                  512            341            534            354            279
Interest expense                                                 (192)          (198)          (213)          (259)          (278)
Corporate items                                                   (83)           (85)           (94)          (110)           (82)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item          237             58            227            (15)           (81)
Income taxes                                                     (117)          (105)           (85)           (62)           (36)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                      $    120       $    (47)      $    142       $    (77)      $   (117)
====================================================================================================================================
       Per share (b):
          Basic                                              $   1.62       $   (.60)      $   1.90       $  (1.29)      $  (2.11)
          Diluted                                            $   1.57       $   (.60)      $   1.87       $  (1.29)      $  (2.11)
====================================================================================================================================
OTHER DATA
Net cash provided by operating activities                    $    395       $    353       $    348       $    257       $    201
Demand Flow Performance:
    Average inventory turnover (c)                               9.0x           9.4x           8.4x           7.5x           6.0x
    Operating working capital as a percent of sales (d)           4.7%           4.9%           4.9%           4.9%           5.9%

(a) In connection with the June 30, 1997, acquisition of the medical diagnostics businesses, the value of purchased in-process research and development was written off in accordance with applicable accounting rules, resulting in a non-cash charge to income of $90 million, or $1.19 per diluted share. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, resulting in a non-cash charge of $235 million, or $2.95 per diluted share. Excluding the write-off of purchased research and development and the asset impairment loss, income per diluted share before extraordinary item was $2.76 in 1997 and $2.36 in 1996. See Note 2 of Notes to Consolidated Financial Statements.

(b) Earnings per share for all periods have been presented in accordance with Statement of Financial Accounting Standards No. 128 ("FAS 128") Earnings per Share, adopted effective December 31, 1997. See Note 2 of Notes to Consolidated Financial Statements.

(c) Twelve-month average inventory turnover, exclusive of significant acquisitions, with each month calculated using the following three month's cost of sales annualized, divided by inventories as of each month end.

(d) Operating working capital as of December 31, divided by annualized fourth quarter sales. Operating working capital is defined as net accounts receivable and adjusted inventories less accounts payable, accrued payrolls and other accrued liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      OVERVIEW

The Company achieved record sales and operating income (excluding a $90 million write-off of purchased in-process research and development in connection with the acquisition of medical diagnostics businesses). The improvement in operating income reflected gains in all three major segments -- Air Conditioning Products, Plumbing Products and Automotive Products -- despite the adverse effects on Air Conditioning Products of cooler than normal weather in the U.S. and Europe and the unfavorable effects of foreign exchange. Sales for 1997 were $6.0 billion, an increase of 3% from $5.8 billion in 1996. Operating income was $590 million (excluding the write-off of purchased research and development), an increase of 3% from $573 million in 1996 (excluding an asset impairment charge of $235 million related to the adoption of a new accounting standard). Income before extraordinary item (excluding the write-off of purchased research and development) was $210 million, or $2.76 per diluted share, up 11% and 17%, respectively, from income before extraordinary item (excluding the asset impairment charge) in 1996 of $189 million, or $2.36 per diluted share. Including the write-off of purchased research and development, income before extraordinary item for 1997 was $120 million, or $1.57 per diluted share.

      Effective December 31, 1997, the Company adopted FAS 128 which simplifies computing earnings per share, changes the manner of presentation on the income statement and requires the restatement of all prior periods presented. Accordingly, all per share data included in this Annual Report to Shareholders have been presented in conformity with FAS 128. Adoption of FAS 128 did not have a significant effect on previously reported per share amounts. See Note 2 of Notes to Consolidated Financial Statements.

      Operating losses for Medical Systems and equity in net income of unconsolidated joint ventures for 1996 and prior years have been reclassified to conform to the 1997 presentation.

      RESULTS OF OPERATIONS FOR 1997 COMPARED WITH 1996 AND 1996 COMPARED WITH 1995

Consolidated sales for 1997 were $6,008 million, an increase of $203 million, or 3% (8% excluding the unfavorable effects of changes in foreign exchange rates), from $5,805 million in 1996. Sales increased 4% for Air Conditioning Products and 4% for Automotive Products, but declined slightly for Plumbing Products. The new Medical Systems segment contributed sales of $50 million in 1997.

      Consolidated sales for 1996 were $5,805 million, an increase of $584 million, or 11% (12% excluding the unfavorable effects of changes in foreign exchange rates), from $5,221 million in 1995. Sales increased 16% for Air Conditioning Products and 14% for Plumbing Products, but declined 8% for Automotive Products.

      Operating income for 1997 (excluding the $90 million write-off of purchased research and development) was $590 million, an increase of $17 million, or 3% (7% excluding the unfavorable effects of foreign exchange), from $573 million in 1996 (excluding the $235 million asset impairment charge). Operating income increased 3% for Air Conditioning Products, 8% for Plumbing Products and 3% for Automotive Products, while Medical Systems incurred a larger operating loss.

      Operating income for 1996 (excluding the $235 million asset impairment charge) was $573 million, an increase of $46 million, or 9% (10% excluding the unfavorable effects of foreign exchange), from $527 million in 1995. Operating income increased 36% for Air Conditioning Products but decreased 8% for Plumbing Products and 20% for Automotive Products, while the operating loss for Medical Systems increased.

      RESULTS OF OPERATIONS BY SEGMENT

================================================================================
AIR CONDITIONING PRODUCTS SEGMENT

Year Ended December 31, (Dollars in millions)

                                               1997         1996          1995
--------------------------------------------------------------------------------
Sales:
      U.S. portion                           $  2,562     $  2,450      $  2,152
      International portion                     1,005          987           801
--------------------------------------------------------------------------------
         Total                               $  3,567     $  3,437      $  2,953
================================================================================

Operating income before
   asset impairment loss:
      U.S. portion                           $    333     $    314      $    225
      International portion                        31           39            34
--------------------------------------------------------------------------------
         Total                                    364          353           259
Asset impairment loss                            --           (121)         --
--------------------------------------------------------------------------------
         Total operating income              $    364     $    232      $    259
================================================================================

The U.S. portion of Air Conditioning Products is composed of the commercial and residential products businesses of the Unitary Products Group and the commercial applied products business of the North American Commercial Group (excluding Canada). The international portion consists of the non-U.S.-based operations of the International Group, the Canadian operations of the North American Commercial Group and exports from the U.S. by the International Group.


      Sales of Air Conditioning Products increased 4% (5% excluding foreign exchange effects) to $3,567 million for 1997 from $3,437 million for 1996, as a result of continued strength in U.S. commercial markets and expanding international sales. Sales of Air Conditioning Products for 1996 increased 16% (with little effect from foreign exchange) to $3,437 million from $2,953 million for 1995. Commercial markets account for approximately 75% of Air Conditioning Products' total sales. Approximately 65% of total sales are to the replacement, renovation and repair markets.

      Operating income of Air Conditioning Products increased 3% (with little effect from foreign exchange) to $364 million in 1997 from $353 million in 1996 (excluding the asset impairment charge). The increase was attributable primarily to increased operating income in the United States due to higher volume. Operating income of Air Conditioning Products in 1996 increased 36% (excluding the asset impairment charge) to $353 million from $259 million in 1995.

United States -- In 1997 U.S. sales increased 5% over those of 1996. Markets in the U.S. for applied and unitary commercial products continued to grow in 1997 for both replacement and new construction. The U.S. portion of sales of commercial products increased primarily because of higher volume resulting from improved markets, and to a lesser extent from increased market share, higher prices and the acquisition of additional sales offices. Sales of residential products decreased because of cooler-than-normal weather in many parts of the U.S., partly offset by a favorable shift to high-end products. Operating income for the U.S. portion of Air Conditioning Products increased 6% in 1997 compared with 1996, as a result of the increased volume of commercial products.

      In 1996 U.S. sales increased 14% over those of 1995. Markets in the U.S. improved in 1996 in both replacement and new construction for commercial and residential products. The U.S. portion of sales of commercial products increased because of higher volume and prices, gains in market share, sales office acquisitions and a favorable sales mix. Sales of residential products increased because of strong demand (particularly in the replacement and renovation market), hot weather in some parts of the U.S., and a favorable shift in product mix. Operating income for the U.S. portion of Air Conditioning Products increased 40% in 1996 compared with 1995, as a result of the increased sales of commercial and residential products and cost improvements.

International -- International sales in 1997 increased 2% (7% excluding the unfavorable effects of foreign exchange), principally due to strong growth in Latin American operations and modest growth in the Middle East and Europe (despite a cooler-than-normal summer). Operating income for international operations in 1997 decreased 21% to $31 million compared with $39 million in 1996. This reflected the adverse effects of economic turmoil in the Far East together with cool weather and margin pressures in Europe, partly offset by increased operating income on higher volumes in Latin America.

      International sales in 1996 increased 23% (25% excluding the unfavorable effects of foreign exchange), principally due to sales by the new operations in the People's Republic of China ("China"), expansion in other Far East and Latin American operations and improved commercial markets in Europe. Operating income (excluding the asset impairment charge) for international operations in 1996 increased 15% to $39 million compared with $34 million in 1995. This reflected improved margins on chillers and modest improvements in Far East operations and Europe, partly offset by costs of expansion, and further reflected that 1995 included a gain on the sale of certain Hong Kong operations in conjunction with establishing operations directly in China.

Backlog -- The worldwide backlog for Air Conditioning Products as of December 31, 1997, was $639 million, an increase of 11% from the year-earlier level, excluding foreign exchange effects. This increase reflected continued strong demand for commercial products and growth in international operations.

================================================================================
PLUMBING PRODUCTS SEGMENT

      Year Ended December 31, (Dollars in millions)


                                               1997         1996          1995
--------------------------------------------------------------------------------
Sales:
     International portion                  $  1,035     $  1,072      $    928
     U.S. portion                                404          380           342
--------------------------------------------------------------------------------
        Total                               $  1,439     $  1,452      $  1,270
================================================================================

Operating income (loss) before
   asset impairment loss:
     International portion                  $     89     $     88      $    122
     U.S. portion                                 30           22            (2)
--------------------------------------------------------------------------------
        Total                                    119          110           120
Asset impairment loss                           --           (114)         --
--------------------------------------------------------------------------------
        Total operating
          income (loss)                     $    119     $     (4)     $    120
================================================================================

The international portion of Plumbing Products is composed of the European Plumbing Products Group, the Americas International Group, the Far East Group and export sales from the U.S. The U.S. portion is generated primarily by the U.S. Plumbing Products Group.


      Sales of Plumbing Products were $1,439 million in 1997 compared with $1,452 million in 1996, a decrease of $13 million (but an increase of 5% excluding the unfavorable effects of foreign exchange). The exchange-adjusted increase primarily reflected higher sales in Latin America and the U.S. and the effect of consolidating the operations in China since the acquisition of a majority interest at the end of October 1997. Sales in the U.S. increased as a result of higher volumes, primarily attributable to expansion by major home improvement retailers. Sales and market share in the retail market channel have been growing for several years, a trend the Company believes will continue and lead to increased sales because of strong product and brand-name recognition. Sales for international operations increased by 5% excluding foreign exchange effects, principally attributable to gains in Latin American operations (primarily Mexico) and the sales of the operations in China (consolidated for the last two months of 1997). Europe, which continued to experience weak economic conditions, was flat excluding foreign exchange effects.

      Sales of Plumbing Products increased 14% (15% excluding the unfavorable effects of foreign exchange) to $1,452 million in 1996 from $1,270 million in 1995, primarily as a result of sales by Porcher (a French plumbing business acquired in the fourth quarter of 1995) and higher sales in North and Latin American and Middle Eastern operations. Excluding Porcher and foreign exchange effects, 1996 sales were flat, increasing 11% for U.S. operations, but declining 4% for international operations. Sales in the U.S. increased as a result of higher volumes (primarily in the retail market channel) and higher prices. The sales decline for international operations was primarily attributable to a decrease in Europe, particularly in Germany, Italy and France, which suffered from weak economic conditions and the effects of a strike in the Philippines, partly offset by volume gains in Latin American operations (primarily in Mexico) and Egypt.

      Operating income of Plumbing Products was $119 million for 1997 compared with $110 million for 1996, an increase of 8% (18% excluding the unfavorable effects of foreign exchange), because of higher operating income for both international and U.S. operations. The increase in operating income for international operations in 1997 (excluding foreign exchange effects) was principally due to improved volumes and margins in Latin America, margin improvement in Europe (primarily from cost reductions in France) and income contributed by operations in China (consolidated for the last two months of 1997). These increases were partly offset by the effects of poor economic conditions in other parts of the Far East. Operating income in the U.S. improved 36%, due to higher sales and lower-cost sourcing from expanded facilities in Mexico as well as manufacturing and operating cost improvements.

      Operating income of Plumbing Products (excluding the asset impairment charge) was $110 million for 1996 compared with $120 million for 1995, a decrease of 8% (7% excluding the unfavorable effects of foreign exchange), because of lower operating income for international operations, partly offset by a solid gain in U.S. operations. The decrease in operating income for international operations in 1996 was principally due to the aforementioned market weakness in Europe, particularly in Germany, Italy and France and the effects of the Philippines strike. In addition, margins in France were lower than in the prior year due to increased costs, primarily in the Porcher operations. Operating results in the U.S. improved substantially, due to higher sales, lower-cost sourcing from Mexico and cost improvements.

Backlog -- Plumbing Products' backlog as of December 31, 1997, was $111 million, essentially the same level as of December 31, 1996 (excluding foreign exchange effects), reflecting improvements in Europe offset by the effects of economic weakness in the Far East.

================================================================================
AUTOMOTIVE PRODUCTS SEGMENT

      Year Ended December 31, (Dollars in millions)


                                               1997         1996          1995
--------------------------------------------------------------------------------
Sales                                         $  952       $  916       $  998
Operating income                              $  127       $  123       $  155

      Sales of Automotive Products for 1997 were $952 million, an increase of $36 million, or 4% (14% excluding the unfavorable effects of foreign exchange), from $916 million in 1996. This gain resulted primarily from strengthened markets in Europe because of increased commercial vehicle production, higher product content per vehicle and increased export sales. Unit volume of truck and bus production in Western Europe increased 8%, while aftermarket sales declined 1% for the full year 1997 compared with 1996. Original equipment sales volumes were higher in almost all markets for commercial vehicle braking and other control systems, especially in Germany because of product deliveries to a major truck manufacturer for its new line of heavy-duty trucks. Export sales increased significantly, primarily from sales of antilock braking systems (ABS) to Meritor WABCO (formerly Rockwell WABCO), the Company's North American joint venture, reflecting the first-phase implementation of federal regulations requiring ABS on all new heavy-duty trucks, together with a rebound in U.S. truck production. Sales of original equipment also increased in Brazil, where truck production recovered somewhat from the unusually low level of the prior year.

      Sales of Automotive Products for 1996 were $916 million, a decrease of $82 million, or 8% (6% excluding the unfavorable effects of foreign exchange), from $998 million in 1995. This decrease occurred primarily because of a decline in European commercial vehicle production as a result of market weakness and order delays at several large customers in anticipation of new truck model introductions, partly offset by the effect of the increased number of components per truck on new models. After a strong first quarter, unit volume of truck and bus production in Western Europe declined, resulting in a decrease of 9% for the full year 1996 compared with 1995. Sales volumes were lower in all markets for commercial vehicle braking and other control systems except in the U.K. because of the growing utility vehicle business in that country. In Brazil, demand also decreased as truck production declined 32% from the prior year.

      Operating income for Automotive Products was $127 million in 1997, an increase of 3% (14% excluding the unfavorable effects of foreign exchange). This increase reflected the higher volume and improved margins in Europe due to productivity improvements. These factors were partly offset by the effects of product mix (higher original equipment and export sales and lower aftermarket in Europe), lower margins in Brazil (primarily mix) and start-up costs of the new, majority-owned joint ventures in the U.S. (with Cummins Engine Co.) and China.

      Operating income for Automotive Products was $123 million in 1996, a decrease of 20% (18% excluding the unfavorable effects of foreign exchange). This decrease reflected the lower sales and start-up costs associated with new product introductions, offset partly by productivity improvements from the continuing implementation of manufacturing process improvements.

Backlog-- Automotive Products' backlog as of December 31, 1997, was $367 million, an increase of 35% from December 31, 1996 (excluding the unfavorable effects of foreign exchange), reflecting improved markets.

================================================================================
MEDICAL SYSTEMS SEGMENT

      Year Ended December 31, (Dollars in millions)


                                               1997         1996          1995
--------------------------------------------------------------------------------
Sales                                         $    50      $  --        $  --
--------------------------------------------------------------------------------
Operating loss before
   write-off of purchased
   research and development                   $   (20)     $   (13)     $    (7)
Write-off of purchased
   research and development                       (90)        --           --
--------------------------------------------------------------------------------
Operating loss                                $  (110)     $   (13)     $    (7)
================================================================================


      Medical Systems sales reflected the acquisition on June 30, 1997, of the medical diagnostics businesses of Sorin Biomedica S.p.A. and INCSTAR Corporation. Medical Systems incurred an operating loss (before write-off of purchased research and development) as costs of development and of integrating operations more than offset the operating income of the acquired diagnostics businesses. The write-off of purchased research and development of $90 million reflects the required accounting in an acquisition for the portion of the purchase price allocated to the value of purchased in-process research and development. The operating losses in 1996 and 1995 reflected increased development costs of the Company's medical diagnostics ventures.

      FINANCIAL REVIEW

Interest expense decreased $6 million in 1997 compared with 1996, as lower overall interest rates on debt outstanding under the Company's 1997 Credit Agreement, together with the redemption of the 11 3/8% Senior Debentures, more than offset the effect of increased debt arising from share repurchases and the acquisition of the medical diagnostics businesses. On May 15, 1997, the Company redeemed the $250 million aggregate principal amount of its 11 3/8% Senior Debentures (at a redemption price of 105.69% of the principal amount plus interest accrued to the redemption date) with lower-rate borrowings under the 1997 Credit Agreement. The Company repurchased $311 million (including fees and expenses) of its common stock during 1997 and acquired the medical diagnostics businesses for $212 million (see "Liquidity and Capital Resources"). Upon achieving improved financial ratios, in July 1997 the Company obtained a reduction in interest rates of 0.125% under terms of the 1997 Credit Agreement. Interest expense for 1996 decreased $15 million compared with 1995 because of reduced debt and lower overall interest rates. Corporate items for 1997 totaled $83 million, approximately the same level as in 1996 and $11 million lower than in 1995. The higher equity in net income of unconsolidated joint ventures reflects the strong growth of Automotive Products' North American joint venture with Meritor Automotive Inc., benefits from the restructuring of Air Conditioning Products' scroll compressor joint venture and increased income from the Company's financing joint venture established in 1996.

      The income tax provisions for 1997 and 1996 were $117 million and $105 million, respectively. The effective income tax rate in 1997 was 35.8% on income before income taxes and extraordinary item of $327 million (excluding the write-off of purchased research and development on which there was no tax benefit) compared with an effective rate in 1996 of 35.6% on income before income taxes and extraordinary item of $293 million (excluding the asset impairment charge on which there was no tax benefit). In 1995 the income tax provision was $85 million, an effective rate of 37.5% on income before income taxes and extraordinary item of $227 million. The effective tax rates for all three years are somewhat lower than the statutory rates primarily as a result of higher levels of taxable income in the U.S. which enabled the Company to recognize previously unrecognized tax benefits. In addition, in 1997 and 1996, proportionately greater pretax income was earned in the U.S. (at a lower effective rate) compared to that earned in higher-rate jurisdictions in Europe and elsewhere. Those benefits were partly offset by the effects of rate differences and withholding taxes related to foreign operations and nondeductible goodwill amortization. See Note 6 of Notes to Consolidated Financial Statements. The Company expects that its effective income tax rate in 1998 will be somewhat higher, as all deferred tax benefits in the U.S. have been utilized.

      As a result of the redemption of debt in 1997 and 1995 with refinancing proceeds, those years included extraordinary charges of $24 million (net of taxes of $6 million) and $30 million (with no tax benefit), respectively, including call premiums and the write-off of unamortized debt issuance costs. In addition, the first half of 1998 is expected to include an extraordinary charge of approximately $50 million (net of tax) as a result of the planned redemption of the 10 1/2% Senior Subordinated Discount Debentures and the 9 7/8% Senior Subordinated Notes, both of which are callable on or after June 1, 1998. See the following section, "Liquidity and Capital Resources" and Note 9 of Notes to Consolidated Financial Statements for a description of these transactions.

      LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities, after cash interest paid of $135 million, was $395 million for 1997, compared with $353 million for 1996. The $42 million increase resulted primarily from higher income before extraordinary item (excluding from 1997 the $90 million non-cash write-off of purchased research and development and excluding from 1996 the $235 million non-cash asset impairment charge). Operating working capital as a percentage of sales improved to 4.7% in 1997, from 4.9% in 1996, primarily as a result of discounting receivables through the Company's financing joint venture. Average inventory turnover for 1997 was approximately four-tenths of a turn lower than the average turnover for 1996, primarily attributable to the adverse effects of cooler than normal weather on residential air conditioning in the U.S., and poor economic conditions in the Far East. Net investing activities totaled $477 million, principally capital expenditures of $302 million (including $57 million of investments in affiliated companies) and $212 million for the acquisition of the medical diagnostics businesses - see "Capital Expenditures." Net cash provided by financing activities of $56 million reflected the net incremental borrowing incurred which, together with cash provided by operations, funded the net investing activities and the share repurchases.

      In January 1997 the Company entered into a new credit agreement (the "1997 Credit Agreement"). The 1997 Credit Agreement, which expires in 2002, provides the Company with senior secured credit facilities aggregating $1.75 billion as follows: (a) a $750 million U.S. dollar revolving credit facility and a $625 million multi-currency revolving credit facility (the "Revolving Facilities") and (b) a $375 million multi-currency periodic access credit facility. Up to $500 million of the Revolving Facilities may be used for the issuance of letters of credit. The 1997 Credit Agreement and certain other American Standard Inc. debt instruments contain restrictive covenants and other requirements, with which the Company believes it is currently in compliance. See Note 9 of Notes to Consolidated Financial Statements.

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

      At December 31, 1997, the Company's total indebtedness was $2.3 billion and annual scheduled debt maturities, excluding the 1997 Credit Agreement, were $30 million, $166 million, $15 million, $212 million and $11 million for the years 1998 through 2002, respectively. The Company had remaining availability under the Revolving Facilities of approximately $642 million after reduction for borrowings and for $61 million of outstanding letters of credit. In addition, at December 31, 1997, the Company's foreign subsidiaries had $166 million available under overdraft facilities which can be withdrawn by the banks at any time.

      On August 1, 1997, American Standard Companies Inc. and its wholly-owned subsidiary American Standard Inc. jointly filed a shelf registration statement (the "1997 Shelf Registration") with the Securities and Exchange Commission covering $1 billion of debt securities to be offered by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. On January 15, 1998, American Standard Inc. issued $350 million of 7 3/8% Senior Notes Due 2008 and on February 13, 1998, issued $125 million of 7 1/8% Senior Notes Due 2003 and $275 million of 7 5/8% Senior Notes Due 2010 (collectively, the "Offerings") under the 1997 Shelf Registration, the proceeds of which aggregated $737 million, net of underwriting discounts and expenses.

      The Company currently intends to apply the net proceeds of the Offerings, together with funds available under the 1997 Credit Agreement, to the redemption (the "Redemption"), on or after June 1, 1998, of its $740.7 million principal amount of 10 1/2% Senior Subordinated Discount Debentures and $200 million principal amount of its 9 7/8% Senior Subordinated Notes. On or after June 1, 1998, the Senior Subordinated Discount Debentures are redeemable at a price of 104.66% of the principal amount, plus accrued interest and the Senior Subordinated Notes are redeemable at a price of 102.82% of the principal amount, plus accrued interest. Pending the Redemption, the net proceeds of the Offerings were used to reduce borrowings (but not commitments) under the revolving portion of the Company's 1997 Credit Agreement.

      Unless amended or waived, the provisions of the 1997 Credit Agreement would require the Company to apply the proceeds of the Offerings permanently to reduce the total amount available under the 1997 Credit Agreement, unless the proceeds of the Offerings are applied to the Redemption prior to December 31, 1998, or to redeem up to $150 million of certain other indebtedness prior to June 1, 1999. Although the Company intends to redeem the 10 1/2% Senior Subordinated Discount Debentures, there can be no assurance that market or economic conditions or the Company's business strategy will not change and, therefore, there can be no assurance that the proceeds of the Offerings will be applied towards the Redemption.

      At December 31, 1997, the Company held swap agreements to hedge the redemption value of a portion of its 10 1/2% Senior Subordinated Discount Debentures and effectively converted such debt to an average fixed interest rate of approximately 7%. The redemption value hedged by the swaps is the fair value of the debt at the commencement of the swaps. The swaps mature in June 1998 and have a notional debt value of $147 million. In anticipation of the Offerings under the Company's 1997

Shelf Registration, at December 31, 1997, the Company held forward contracts to hedge the risk of interest rate fluctuations in advance of the issuance of Senior Notes. Those contracts, which had a notional value of $350 million, effectively fixed the interest rate on the 7 3/8% Senior Notes at 7.89%. Similarly, in February 1998, the Company entered into forward contracts (with a notional value of $150 million) to hedge interest rate fluctuations, which had little effect on the interest rate on the 7 1/8% and 7 5/8% Senior Notes issued February 13, 1998. In addition, in anticipation of expected future offerings under the 1997 Shelf Registration, the Company has entered similar forward contracts with a notional value of $150 million to hedge interest rates. The swap and forward contract counterparties are major financial institutions. The Company does not anticipate non-performance by such counterparties.

      In the first quarter of 1997 the Company completed (i) a secondary public offering of 12,429,548 shares of the Company's common stock (the "Secondary Offering") owned by Kelso ASI Partners, L.P. ("ASI Partners") and (ii) the repurchase by the Company from ASI Partners, then the Company's largest stockholder, of 4,628,755 shares of the Company's common stock for $208 million, plus fees and expenses (the "Share Repurchase"), to be held as treasury stock. In conjunction with the Secondary Offering and the Share Repurchase, ASI Partners distributed to certain of its partners 3,780,353 shares (the "Share Distribution") of the Company's common stock that it owned. In addition, the Company issued to ASI Partners 5-year warrants to purchase 3,000,000 shares of the Company's common stock at $55 per share (the "Exercise Price"), $10 per share above the public offering price in the Secondary Offering. The warrants entitle holders to receive cash or shares, at the Company's option, based on the difference between the then market value of the Company's common stock and the Exercise Price. The warrants are exercisable between January 31, 1998 and February 11, 2002. After the Secondary Offering, the Share Distribution and the Share Repurchase, ASI Partners owned no common stock of the Company and is no longer entitled to designate any of the Company's directors. All of the shares sold in the Secondary Offering were previously issued and outstanding shares, and the Company received no proceeds therefrom (see Note 10 of Notes to Consolidated Financial Statements).

      On October 6, 1997, the Company completed its open-market share repurchase program commenced in May 1997 pursuant to which 2,320,900 shares of its common stock were purchased for $100 million and will be held as treasury stock.

      In January 1997 the Company announced formation of its Medical Systems Segment to pursue initiatives in the medical diagnostics field. For the last several years the Company has supported the development of two medical diagnostics ventures focusing on test instruments using laser technology and reagents. On June 30, 1997, the Company acquired the European medical diagnostic businesses of Sorin Biomedica S.p.A., an affiliate of the Fiat Group, and all the outstanding shares of INCSTAR Corporation, a U.S. company in which Sorin Biomedica S.p.A. owned a 52% interest. The aggregate cost of the acquisitions was approximately $212 million, including fees and expenses, and was funded with borrowings under the 1997 Credit Agreement. This transaction has been accounted for as a purchase, and in connection therewith, a portion of the purchase price totaling $90 million was allocated to the value of in-process research and development and was charged to operations in the third quarter of 1997. Approximately $64 million of goodwill resulted after allocation of the purchase price to the fair value of assets acquired and liabilities assumed.

      The Company is a partner in a financial services partnership, American Standard Financial Services, with Transamerica Commercial Finance Corporation, a subsidiary of Transamerica Corporation, which provides a wide range of financial services to support sales of the Company's products, while reducing cash requirements to expand its business. The partnership offers inventory and consumer financing, and plans to provide commercial leasing and asset-based lending programs. Programs thus far implemented have enhanced the Company's cash flow and further enhancements are expected as existing programs are expanded and new ones implemented.

      Recent currency devaluations and related economic turmoil in certain Far East countries have had an adverse impact on the Company's sales and earnings. Sales in the Far East (excluding China), approximately 6% of total sales, were down $27 million in 1997 from the 1996 level and pretax income of $17 million in 1997 was down $13 million from 1996. The Company expects that sales and operating income in that region will decline further in 1998.

      The Company does not currently intend to pay dividends and is limited in the amount it may pay under the terms of both the 1997 Credit Agreement and certain of its publicly-traded debt securities.

      The Company has previously disclosed that German tax authorities have raised questions regarding the treatment of certain significant matters in connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, and have begun a subsequent examination of German tax returns for the years 1991 through 1994. See Note 6 of Notes to Consolidated Financial Statements.

      CAPITAL EXPENDITURES

The Company's capital expenditures for 1997 were $302 million (including investments in affiliated companies) compared with $227 million for 1996. The increase for 1997 related primarily to lower-cost product sourcing, expansion of manufacturing capacity to meet market demand, expansion and modernization of recent acquisitions, equipment for new products and the continuing implementation of Demand Flow.

      Capital expenditures for Air Conditioning Products for 1997 were $102 million, an increase of 10% over the $93 million of capital spending in 1996. Major expenditures included expansion of the new operations in the PRC, the acquisition of sales offices, projects related to the expansion of manufacturing capacity, new products and product improvements and improvements related to Demand Flow and productivity.

      Plumbing Products' capital expenditures for 1997 were $154 million, including $51 million of investments in affiliated companies, compared with capital expenditures of $88 million in 1996 (including investments in affiliated companies of $3 million), an increase of 75% (83% excluding the effects of foreign exchange). Expenditures for 1997 included the acquisition of a majority interest in China, construction of a chinaware plant and expansion of the fittings plant in Bulgaria, and expansion of capacity in Mexico and Thailand.

      Capital expenditures for Automotive Products in 1997 were $42 million, compared with 1996 capital expenditures of $46 million, a decrease of 9% (2% excluding the effects of foreign exchange). Major projects included expenditures on the U.S. joint venture with Cummins, the joint venture in China and new product introductions in Brazil.

      On June 30, 1997, the Company acquired the medical diagnostics businesses for $212 million, as described above in Liquidity and Capital Resources. Other capital expenditures for Medical Systems were $4 million.

      During the past several years, the Company has been implementing a strategy of lower-cost product sourcing across all of its businesses. With respect to Plumbing Products, in 1996 the Company commenced production of chinaware products for its U.S. and Latin American markets at a newly-constructed facility in Aguascalientes, Mexico. Production of plumbing fittings was expanded at a plant in Vidima, Bulgaria, as a source for certain products sold in European markets. In addition, the Company is currently completing construction of a vitreous china production facility in Bulgaria. Although the identification and timing of plant closures has not been finally determined, the Company expects to reorganize certain of its European Plumbing Products operations, including closing high-cost plants and expanding lower-cost production capability in the Bulgarian chinaware facility, and that such reorganization and new product sourcing initiative could result in the Company recording a charge to earnings in 1998 of approximately $75 million to $100 million. With respect to Automotive Products and Air Conditioning Products, the Company has also commenced implementation of its lower-cost sourcing strategy, although such implementation is expected to be substantially smaller in scope than with respect to Plumbing Products.

      The Company believes capital spending in recent years has been sufficient for maintenance purposes, important product and process redesigns, expansion projects and strategic investments and acquisitions. The Company expects to continue to invest in the expansion and modernization of its existing facilities and affiliated companies and to consider entering into new joint ventures and making complementary acquisitions. The Company expects capital expenditures in 1998, including acquisitions of U.S. air conditioning commercial sales offices, to approximate $350 million.

      RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board recently issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," No. 131, "Disclosures about Segments of an Enterprise and Related Information," and No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Company will adopt those standards in 1998. Management believes that adoption of these new requirements will not have a material effect on the Company's reported financial position, results of operations or cash flows.

      CYCLICALITY; SEASONALITY

The preponderance of Air Conditioning Products and Plumbing Products sales are to the replacement, remodeling and repair markets. In 1997, only about 6% of the Company's sales were associated with new housing in the United States and about 12% were associated with new commercial construction in the United States, both of which are cyclical. The Company's geographic diversity mitigates the effects of fluctuations in individual new construction markets outside the United States. Approximately 40% of Automotive Products' sales are dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have been cyclical.

      Total Company sales tend to be seasonally higher in the second and third quarters of the year because summer is the peak season for sales of air conditioning products. In addition, a significant percentage of Air Conditioning Products' sales are attributable to residential and commercial construction activity, which is generally higher in the second and third quarters of the year.

      YEAR 2000 ISSUE

For the past several years the Company has been in the process of converting most of its computer applications and systems worldwide to client server technology and in conjunction therewith has been installing software which is Year 2000 compatible. For other systems, software that is Year 2000 compliant is being installed. Most of these initiatives would have been undertaken irrespective of any Year 2000 issues and the Company expects that conversion of all critical business systems will have been completed by mid-1999. In addition the Company has established a comprehensive Year 2000 initiative, having appointed teams for each operating group worldwide, coordinated by a team leader reporting directly to the business group leader. These teams are responsible for assuring that all core business systems will be fully functional for the year 2000, including transactions with customers, suppliers, financial institutions and other third parties. The Company is also reviewing its new and previously sold products that incorporate equipment controls to identify and resolve any problems that such products may have as a result of the arrival of Year 2000. Final cost estimates are not complete, but management does not expect the incremental costs attributable directly to coping with Year 2000 issues to have a material adverse effect on the Company's financial position, results of operations or cash flows. While the Company believes its efforts are adequate to address its Year 2000 concerns, the Company could be adversely affected if suppliers, customers and other third parties the Company does business with do not address this issue successfully. The Company is continuing to assess these risks and develop solutions to minimize the impact on the Company.

      MARKET RISK

The Company is exposed to foreign currency fluctuations and interest rate changes. From time to time the Company enters into agreements to reduce its foreign currency and interest rate risks. Such agreements hedge specific transactions or commitments. The Company does not enter into speculative hedges.

      The Company conducts significant non-U.S. operations through subsidiaries in most of the major countries of Western Europe, Canada, Brazil, Mexico, Bulgaria, the Czech Republic, Central American countries, China, Malaysia, the Philippines, South Korea, Thailand, Taiwan, Australia and Egypt. In addition, the Company conducts business in these and other countries through affiliated companies and partnerships in which the Company owns 50% or less of the stock or partnership interest. Because the Company has manufacturing operations in 35 countries, fluctuations in currency exchange rates may have a significant impact on its financial statements. Such fluctuations have much less effect on local operating results, however, because the Company for the most part sells its products within the countries in which they are manufactured. The asset exposure of foreign operations to the effects of exchange volatility has been partly mitigated by the denomination in foreign currencies of a portion of the Company's borrowings.

      A portion of the Company's debt bears interest at rates which vary with changes in the London Interbank Offered Rate (LIBOR). As of December 31, 1997, $1.1 billion of the Company's total debt bore interest at variable rates. It has been the Company's practice to maintain a significant portion of its debt at fixed rates of interest. As of December 31, 1997, approximately 52% of the Company's total debt was at fixed rates.

      INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this report (other than the historical financial data and other statements of historical fact), including, without limitation, statements as to management's expectations and belief are forward-looking statements. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management. Many important factors could cause actual results to differ materially from management's expectations, including the level of construction activity in the Company's Air Conditioning Products' and Plumbing Products' markets; the timing of completion and success in the start-up of new production facilities; changes in U.S. or international economic conditions, such as inflation or interest rate fluctuations or recessions in the Company's markets; pricing changes to the Company's products or those of its competitors, and other competitive pressures on pricing and sales; integration of acquired businesses; risks generally relating to the Company's international operations, including governmental, regulatory or political changes; risks and costs related to the year 2000 software issue; the planned redemption of debt; the impact of the Far East economic situation; and transactions or other events affecting the need for, timing and extent of the Company's capital expenditures.

MANAGEMENT'S REPORT ON
FINANCIAL STATEMENTS

The accompanying consolidated balance sheet at December 31, 1997 and 1996, and related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1997, 1996 and 1995, have been prepared in conformity with generally accepted accounting principles, and the Company believes the statements set forth a fair presentation of financial condition and results of operations. The Company believes that the accounting systems and related controls which it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent auditors who are engaged to express an opinion on the Company's financial statements. The Board of Directors has an Audit Committee of outside Directors which meets periodically with the Company's financial officers, internal auditors and the independent auditors and monitors the accounting affairs of the Company.


/s/ Emmanuel A. Kampouris
Emmanuel A. Kampouris
Chairman, President and
Chief Executive Officer


/s/ George H. Kerckhove
George H. Kerckhove
Vice President and
Chief Financial Officer


/s/ G. Ronald Simon
G. Ronald Simon
Vice President and
Controller

February 16, 1998

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
American Standard Companies Inc.

We have audited the accompanying consolidated balance sheet of American Standard Companies Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Standard Companies Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

      As discussed in Note 2 to the Consolidated Financial Statements, in 1996 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."


                                    /s/ Ernst & Young LLP

New York, New York
February 16, 1998

CONSOLIDATED STATEMENT OF OPERATIONS

American Standard Companies Inc.

Year Ended December 31,
(Dollars in thousands, except share data)                  1997              1996              1995

Sales                                                  $  6,007,509      $  5,804,561      $  5,221,476
--------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                          4,481,915         4,379,765         3,887,024
   Selling and administrative expenses                      979,036           905,427           853,783
   Write-off of purchased research and development           90,300              --                --
   Asset impairment loss                                       --             235,234              --
   Other expense                                             27,254            28,337            40,489
   Interest expense                                         192,216           198,192           213,326
--------------------------------------------------------------------------------------------------------
                                                          5,770,721         5,746,955         4,994,622
--------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary item           236,788            57,606           226,854
Income taxes                                                116,928           104,324            85,070
--------------------------------------------------------------------------------------------------------

Income (loss) before extraordinary item                     119,860           (46,718)          141,784
Extraordinary loss on retirement of debt                    (23,637)             --             (30,129)
--------------------------------------------------------------------------------------------------------

Net income (loss) applicable to common shares          $     96,223      $    (46,718)     $    111,655
========================================================================================================

Per common share:
   Basic:
      Income (loss) before extraordinary item          $       1.62      $       (.60)     $       1.90
      Extraordinary loss on retirement of debt                 (.32)             --                (.40)
--------------------------------------------------------------------------------------------------------
      Net income (loss)                                $       1.30      $       (.60)     $       1.50
========================================================================================================
   Diluted:
      Income (loss) before extraordinary item          $       1.57      $       (.60)     $       1.87
      Extraordinary loss on retirement of debt                 (.31)             --                (.40)
--------------------------------------------------------------------------------------------------------
      Net income (loss)                                $       1.26      $       (.60)     $       1.47
========================================================================================================

Average outstanding common shares:
      Basic                                              73,801,220        77,986,511        74,671,830
      Diluted                                            76,167,486        77,986,511        75,823,854

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

American Standard Companies Inc.

At December 31, (Dollars in thousands, except share data)                                            1997             1996
ASSETS
Current assets:
   Cash and cash equivalents                                                                    $    28,772      $    59,699
   Accounts receivable, less allowance for doubtful accounts - 1997, $30,226; 1996, $28,294         831,285          799,792
   Inventories                                                                                      430,773          408,962
   Future income tax benefits                                                                        40,756           67,125
   Other current assets                                                                              62,392           50,796
-----------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                         1,393,978        1,386,374
Facilities, at cost, net of accumulated depreciation                                              1,139,184        1,005,998
Other assets:
   Goodwill, net of accumulated amortization - 1997, $225,020; 1996, $221,105                       844,238          875,111
   Debt issuance costs, net of accumulated amortization - 1997, $11,718; 1996, $13,723               22,516           34,451
   Other                                                                                            269,173          217,681
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                $ 3,669,089      $ 3,519,615
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Loans payable to banks                                                                       $   718,412      $   108,856
   Current maturities of long-term debt                                                              30,459           72,645
   Accounts payable                                                                                 466,119          469,150
   Accrued payrolls                                                                                 179,635          151,707
   Other accrued liabilities                                                                        400,871          399,152
   Taxes on income                                                                                   45,717           35,421
-----------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                    1,841,213        1,236,931
Long-term debt                                                                                    1,550,772        1,741,847
Other long-term liabilities:
   Reserve for postretirement benefits                                                              437,651          473,229
   Deferred tax liabilities                                                                            --             68,157
   Other                                                                                            449,236          379,832
-----------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                            4,278,872        3,899,996
Commitments and contingencies
Stockholders' deficit:
   Preferred stock, 2,000,000 shares authorized; none issued and outstanding Common stock, $.01 par value, 200,000,000 shares authorized;
     shares issued and outstanding - 1997, 71,962,713; 1996, 78,572,638                                 720              786
   Capital surplus                                                                                  586,968          563,873
   Subscriptions receivable                                                                             (61)            (395)
   Treasury stock                                                                                  (309,553)            --
   Accumulated deficit                                                                             (675,264)        (771,487)
   Foreign currency translation effects                                                            (212,593)        (173,158)
-----------------------------------------------------------------------------------------------------------------------------
     Total stockholders' deficit                                                                   (609,783)        (380,381)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                $ 3,669,089      $ 3,519,615
=============================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

American Standard Companies Inc.

Year Ended December 31, (Dollars in thousands)                            1997             1996             1995
Cash provided (used) by:
   Operating activities:
      Income (loss) before extraordinary item                         $   119,860      $   (46,718)     $   141,784
      Write-off of purchased in-process research and development           90,300             --               --
      Asset impairment loss                                                  --            235,234             --
      Depreciation                                                        124,855          117,951          109,999
      Amortization of goodwill and other intangibles                       39,107           27,580           33,396
      Non-cash interest                                                    59,857           61,794           63,930
      Non-cash stock compensation                                           9,930           31,201           29,014
      Changes in assets and liabilities:
        Accounts receivable                                               (40,652)         (25,479)        (124,482)
        Inventories                                                       (22,538)         (32,499)           8,236
        Accounts payable and accrued payrolls                              18,739          (21,356)          53,971
        Postretirement benefits                                             8,578           19,770           33,531
        Other long-term liabilities                                        46,785           24,455           22,419
        Other, net                                                        (59,437)         (39,172)         (24,092)
--------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                              395,384          352,761          347,706
--------------------------------------------------------------------------------------------------------------------
   Investing activities:
      Purchases of property, plant and equipment                         (245,258)        (212,179)        (164,193)
      Investments in affiliated companies                                 (56,925)         (15,321)         (42,395)
      Acquisition of medical diagnostics businesses                      (212,270)            --               --
      Proceeds from disposals of property, plant and equipment             19,099           15,105           19,428
      Other                                                                18,696            6,293            4,055
--------------------------------------------------------------------------------------------------------------------
   Net cash used by investing activities                                 (476,658)        (206,102)        (183,105)
--------------------------------------------------------------------------------------------------------------------
   Financing activities:
      Proceeds from issuance of long-term debt                            401,538            6,912          469,776
      Repayments of long-term debt, including redemption premiums        (655,335)         (73,429)      (1,026,723)
      Net change in revolving credit facilities                           622,559         (106,332)         124,768
      Net change in other short-term debt                                   8,673          (13,627)         (18,312)
      Purchases of treasury stock                                        (310,654)            --               --
      Proceeds from exercise of stock options                               7,644            4,069             --
      Net proceeds from issuance of common stock                             --               --            280,535
      Minority partners' contributions to PRC venture                       5,920           18,165           26,246
      Financing costs and other                                           (24,019)         (10,355)         (23,455)
--------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by financing activities                        56,326         (174,597)        (167,165)
Effect of exchange rate changes on cash and cash equivalents               (5,979)          (1,067)          (1,481)
--------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                 (30,927)         (29,005)          (4,045)
Cash and cash equivalents at beginning of period                           59,699           88,704           92,749
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                            $    28,772      $    59,699      $    88,704
====================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

American Standard Companies Inc.

(Dollars in thousands)                                                                                                    Foreign
                                                                                                                          Currency
                                            Common         Capital      Subscriptions      Treasury      Accumulated     Translation
                                            Stock          Surplus       Receivable         Stock          Deficit         Effects
Balance at December 31, 1994              $     609       $ 194,236       $  (1,640)      $    --         $(836,424)      $(151,721)
   Net income                                  --              --              --              --           111,655            --
   Income public offering of
      common stock                              151         280,384            --              --              --              --
   Other common stock issued                      7          35,379            --              --              --              --
   Common stock repurchased                    --              (781)           --              --              --              --
   Payments on subscriptions                   --              --             1,011            --              --              --
   Foreign currency translation                --              --              --              --              --           (22,929)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                    767         509,218            (629)           --          (724,769)       (174,650)
   Net loss                                    --              --              --              --           (46,718)           --
   Stock options exercised
      including tax benefit                       2           5,342            --              --              --              --
   Other common stock issued                     17          49,313            --              --              --              --
   Payments on subscriptions                   --              --               234            --              --              --
   Foreign currency translation                --              --              --              --              --             1,492
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                    786         563,873            (395)           --          (771,487)       (173,158)
   Net income                                  --              --              --              --            96,223            --
   Treasury stock purchased                     (70)           --              --          (310,654)           --              --
   Stock options exercised
      including tax benefit                       4           8,717            --              --              --              --
   Other common stock issued
      and tax benefits                         --            14,378            --             1,101            --              --
   Payments on subscriptions                   --              --               334            --              --              --
   Foreign currency translation                --              --              --              --              --           (39,435)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997              $     720       $ 586,968       $     (61)      $(309,553)      $(675,264)      $(212,593)
====================================================================================================================================

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

      American Standard is a global manufacturer of high quality, brand-name products in three major product groups: air conditioning systems for commercial, institutional and residential buildings; bathroom and kitchen fixtures and fittings; and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles. The Company has also recently formed a medical diagnostics group (see Note 3). Information on the Company's operations by segment and geographic area is included on pages 14, 42 and 43 of this report.

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

      The losses from foreign currency transactions and translation losses in countries with hyper-inflationary economies reflected in expense were $4.2 million in 1997, $2.3 million in 1996, and $4.5 million in 1995.

Revenue Recognition -- Sales are recorded when shipment occurs and title passes to a customer.

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

Research and Development Expenses -- Research and development costs are expensed as incurred. The Company expended approximately $161 million in 1997, $160 million in 1996, and $146 million in 1995 for research activities and product development and for product engineering. Expenditures for research and product development only were $112 million, $101 million and $85 million in the respective years. Certain expenditures for 1996 and 1995 have been reclassified to conform with the 1997 classification.

Income Taxes -- Deferred income taxes are determined on the liability method, and are recognized for all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested.

Advertising Expense-- The cost of advertising is expensed as incurred. The Company incurred $111 million, $88 million and $92 million of advertising costs in 1997, 1996 and 1995, respectively.

Earnings Per Share -- Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share ("FAS 128"), which simplifies the standards for computing earnings per share, changes the manner of presentation and requires the restatement of all prior periods presented. Accordingly, all per share data reported herein have been presented in conformity with FAS 128. Basic earnings per share have been computed using the weighted average number of common shares outstanding. For 1997 and 1995 the average number of outstanding common shares used in computing diluted earnings per share included 2,366,266 and 1,152,024 average incremental shares, respectively, from the assumed exercise of stock options issued under the Company's Stock Incentive Plan (see Note 10). For 1996, the computation of diluted earnings per share excludes 1,767,399 incremental shares because inclusion would have been antidilutive to the per-share loss before extraordinary item and the per-share net loss.

Financial Instruments with Off-Balance-Sheet Risk -- The Company from time to time enters into agreements to reduce its foreign currency and interest rate risks. Gains and losses from underlying rate changes are included in income unless the contract hedges a net investment in a foreign entity, a firm commitment, or related debt instrument, in which case gains and losses are deferred as a component of foreign currency translation effects in stockholders' equity or included as a component of the transaction (see Note 9).

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

      NOTE 3. ACQUISITION OF MEDICAL DIAGNOSTICS BUSINESSES

In January 1997 the Company announced formation of its Medical Systems Segment to pursue initiatives in the medical diagnostics field. For the last several years the Company has supported the development of two medical diagnostic ventures focusing on test instruments using laser technology and reagents. On June 30, 1997, the Company acquired the European medical diagnostics business of Sorin Biomedica S.p.A., an affiliate of the Fiat Group, and all the outstanding shares of INCSTAR Corporation, a company based in Stillwater, Minnesota, in which Sorin Biomedica S.p.A. owned a 52% interest. The aggregate cost of the acquisitions was approximately $212 million, including fees and expenses, and was funded with borrowings under the 1997 Credit Agreement. This transaction has been accounted for as a purchase and, in connection therewith, a portion of the purchase price totaling $90 million was allocated to the value of in-process research and development and was charged to operations in the third quarter of 1997. Approximately $64 million of goodwill resulted after allocation of the purchase price to the fair value of assets acquired and liabilities assumed.

      NOTE 4. OTHER EXPENSE

Other income (expense) was as follows:

================================================================================
Year Ended December 31, (Dollars in millions)

                                                   1997        1996        1995
--------------------------------------------------------------------------------
Interest income                                   $ 5.9       $ 6.2       $ 8.9
Royalties                                            .7         3.3         4.1
Equity in net income of
   unconsolidated joint ventures                   11.9         2.6         7.1
Minority interest                                 (10.1)      (11.7)      (12.2)
Accretion expense                                 (26.7)      (29.3)      (36.5)
Other, net                                         (9.0)         .6       (11.9)
--------------------------------------------------------------------------------
                                                 $(27.3)     $(28.3)     $(40.5)
================================================================================

      NOTE 5. POSTRETIREMENT BENEFITS

The Company sponsors postretirement pension benefit plans covering substantially all employees, including an Employee Stock Ownership Plan (the "ESOP") for the Company's U.S. salaried employees and certain U.S. hourly employees. The ESOP is an individual account, defined contribution plan. Shares of common stock of the ESOP are allocated to the accounts of eligible employees (primarily through basic allocations of 3% of covered compensation and a matching Company contribution of up to 6% of covered compensation invested in the Company's 401(k) savings plan by employees). The Company has funded basic and matching allocations to the ESOP accounts through weekly contributions of cash since May 1997. Prior to that date, the Company funded the ESOP with shares of the Company's common stock based upon the closing price each Friday for shares of the Company's common stock quoted on the New York Stock Exchange. The Company intends to fund the ESOP in future years through contributions of cash or shares of the Company's common stock.

      Benefits under defined benefit pension plans on a worldwide basis are generally based on years of service and employees' compensation during the last years of employment. In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Funding decisions are based upon the tax and statutory considerations in each country. Accretion expense is the implicit interest cost associated with amounts accrued and not funded and is included in "other expense". At December 31, 1997, funded plan assets related to pensions were held primarily in fixed income and equity funds. Postretirement health and life insurance benefits are funded as incurred.

      The Company's postretirement plans' funded status and amounts recognized in the balance sheet at December 31, 1997 and 1996, were:

====================================================================================================================================
                                                            1997         1997         1997        1996          1996         1996

(Dollars in millions)                                   Assets in   Accumulated                 Assets in   Accumulated
                                                        Excess of       Benefit      Health     Excess of       Benefit      Health
                                                      Accumulated   Obligations    and Life   Accumulated   Obligations    and Life
                                                          Benefit  in Excess of   Insurance       Benefit     in Excess   Insurance
                                                      Obligations        Assets    Benefits   Obligations     of Assets    Benefits
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                                   $518.9       $259.1       $ --         $136.8       $604.3       $ --
  Non-vested                                                 26.9         17.4         --            5.5         43.9         --
------------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                             545.8        276.5         --          142.3        648.2         --
Additional amounts related to projected pay increases        28.1         32.7         --           24.6         41.4         --
------------------------------------------------------------------------------------------------------------------------------------
Total projected benefit obligations                         573.9        309.2        191.4        166.9        689.6        179.1
------------------------------------------------------------------------------------------------------------------------------------
Assets and book reserves relating to such benefits:
  Market value of funded assets                             607.5         20.1         --          208.2        343.4         --
  Reserve (asset) for postretirement benefits net of
    recognized overfunding                                   (2.6)       295.4        172.2        (42.3)       362.6        165.7
------------------------------------------------------------------------------------------------------------------------------------
                                                            604.9        315.5        172.2        165.9        706.0        165.7
------------------------------------------------------------------------------------------------------------------------------------
Assets and book reserves in excess of (less than)
  projected benefit obligations                            $ 31.0       $  6.3       $(19.2)      $ (1.0)      $ 16.4       $(13.4)
====================================================================================================================================
Consisting of:
  Unrecognized prior services benefit (cost)               $(29.9)      $ (2.0)      $  9.5       $ (8.4)      $(24.2)      $  7.2
  Unrecognized net gain (loss) from changes in
    actuarial assumptions and experience                     60.9          8.3        (28.7)         7.4         40.6        (20.6)
------------------------------------------------------------------------------------------------------------------------------------
                                                           $ 31.0       $  6.3       $(19.2)      $ (1.0)      $ 16.4       $(13.4)
====================================================================================================================================

      At December 31, 1997, the Company's funded domestic plans had assets of $386 million that were in excess of accumulated benefit obligations of $378 million, whereas in 1996, accumulated benefit obligations were in excess of assets. As a result, the table above reflects the funded domestic plans in Assets in Excess of Accumulated Benefit Obligations in 1997 and in Accumulated Benefit Obligations in Excess of Assets in 1996.

      At December 31, 1997, the projected benefit obligation related to health and life insurance benefits for active employees was $73 million and for retirees was $118.4 million.

The projected benefit obligation for postretirement benefits was determined using the following assumptions:

===========================================================================================================
                                          1997                  1997              1996                 1996
                                      Domestic               Foreign          Domestic              Foreign
-----------------------------------------------------------------------------------------------------------
Discount rate                             7.00%          3.75%-7.00%             7.50%          4.25%-8.00%
Long-term rate of inflation               2.80%           .05%-3.80%             2.80%           .05%-3.80%
Merit and promotion increase              1.70%                1.70%             1.70%                1.70%
Rate of return on plan assets             9.00%          4.50%-8.25%             9.00%          4.50%-8.25%
-----------------------------------------------------------------------------------------------------------

      The weighted-average annual assumed rate of increase in the health care cost trend rate is 6% for 1998 and is assumed to decrease gradually to 5% for 1999 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a change in the assumed rate of one percentage point for each future year would change the accumulated postretirement benefit obligation as of December 31, 1997, by $13.4 million and the annual postretirement cost by $2.6 million.

Total postretirement costs were:
================================================================================
Year Ended December 31, (Dollars in millions)

                                                   1997        1996        1995
--------------------------------------------------------------------------------
Pension benefits                                  $ 39.5      $ 41.7      $ 48.3
Health and life
   insurance benefits                               17.2        17.4        15.5
--------------------------------------------------------------------------------
Defined benefit plan cost                           56.7        59.1        63.8
Defined contribution plan cost,
   principally ESOP                                 32.1        31.2        27.4
--------------------------------------------------------------------------------
Total postretirement cost,
   including accretion expense                    $ 88.8      $ 90.3      $ 91.2
================================================================================

Postretirement cost had the following components:

====================================================================================================================================
                                                          1997         1997         1996         1996         1995         1995
------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, (Dollars in millions)                        Health &                  Health &                  Health &
                                                        Pension      Life Ins.    Pension      Life Ins.    Pension      Life Ins.
                                                        Benefits     Benefits     Benefits     Benefits     Benefits     Benefits
Service cost-benefits earned during the period           $ 26.3       $  4.7       $ 24.5       $  4.7       $ 24.6       $  3.3
Interest cost on the projected benefit obligation          53.9         12.9         55.6         12.5         58.1         12.8
Less assumed return on plan assets:
   Actual return on plan assets                          (107.4)        --          (64.0)        --         (107.1)        --
   Excess deferred                                         63.2         --           22.7         --           69.7         --
------------------------------------------------------------------------------------------------------------------------------------
                                                          (44.2)        --          (41.3)        --          (37.4)        --
Other, including amortization of prior service cost         3.5          (.4)         2.9           .2          3.0          (.6)
------------------------------------------------------------------------------------------------------------------------------------
Defined benefit plan cost                                $ 39.5       $ 17.2       $ 41.7       $ 17.4       $ 48.3       $ 15.5
====================================================================================================================================
Accretion expense reclassified to "other expense"        $ 13.8       $ 12.9       $ 16.8       $ 12.5       $ 23.7       $ 12.8
====================================================================================================================================

      NOTE 6. INCOME TAXES

The Company's income (loss) before income taxes and extraordinary item, and the applicable provision (benefit) for income taxes were:

================================================================================
Year Ended December 31, (Dollars in millions)

                                           1997            1996           1995
--------------------------------------------------------------------------------
Income (loss) before income
   taxes and extraordinary item:
      Domestic                           $145.7(a)       $162.6          $ --
      Foreign                              91.1(a)       (105.0)(b)       226.9
--------------------------------------------------------------------------------
      Pre-tax income                     $236.8          $ 57.6          $226.9
================================================================================
Provision (benefit) for
   income taxes:
   Current:
      Domestic                           $ 96.2          $ 48.2          $ 15.7
      Foreign                              67.5            70.2            69.6
--------------------------------------------------------------------------------
                                          163.7           118.4            85.3
   Deferred:
      Domestic                            (42.9)           (4.2)           (7.3)
      Foreign                              (3.9)           (9.9)            7.1
--------------------------------------------------------------------------------
                                          (46.8)          (14.1)            (.2)
--------------------------------------------------------------------------------
   Total provision                       $116.9          $104.3          $ 85.1
================================================================================

(a) Includes $90 million write-off of purchased research and development: domestic $32 million; foreign $58 million.
(b)   Includes asset impairment loss of $235 million.


      A reconciliation between the actual income tax expense provided and the income taxes computed by applying the statutory federal income tax rate of 35% in 1997, 1996 and 1995 to the income (loss) before income taxes and extraordinary item is as follows:

================================================================================
Year Ended December 31, (Dollars in millions)

                                                1997         1996         1995
--------------------------------------------------------------------------------
Tax provision at statutory rate                $ 82.9       $ 20.2       $ 79.4
Nondeductible write-off
   of purchased research
   and development                               31.6         --           --
Nondeductible asset
   impairment loss                               --           82.3         --
Nondeductible goodwill
   amortization                                   8.3          8.3         11.9
Rate differences and
   withholding taxes related
   to foreign operations                         14.6          5.5         19.2
State tax provision (benefit)                     1.8          1.3          (.5)
Foreign exchange gain (loss)                     (1.1)         (.6)         1.2
Decrease in
   valuation allowance                          (27.4)       (13.0)       (31.3)
Other, net                                        6.2           .3          5.2
--------------------------------------------------------------------------------
Total provision                                $116.9       $104.3       $ 85.1
================================================================================

      The decreases in the valuation allowance of $27.4 million in 1997 and $13 million in 1996 were net of valuation allowances of $ 12.4 million in 1997 and $10.8 million in 1996, respectively, provided on future tax benefits on certain foreign operations. In addition to the 1995 valuation allowance decrease shown above, a valuation allowance of $10.5 million in 1995 was provided for the tax benefits related to the extraordinary loss on retirement of debt (see Note 9).

      The following table details the gross deferred tax liabilities and assets and the related valuation allowances:

================================================================================
Year Ended December 31, (Dollars in millions)

                                                             1997         1996
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Facilities (accelerated depreciation,
     capitalized interest and purchase
     accounting differences)                                $115.4       $127.3
   Inventory (LIFO and purchase
     accounting differences)                                  (1.9)         1.0
   Employee benefits                                           6.7          8.1
   Foreign investments                                        50.1         50.1
   Other                                                      46.5         37.9
--------------------------------------------------------------------------------
                                                             216.8        224.4
--------------------------------------------------------------------------------
Deferred tax assets:
   Postretirement benefits                                   136.8        134.1
   Warranties                                                 66.0         61.1
   Alternative minimum tax                                    --            4.7
   Foreign tax credits and
     net operating losses                                     57.6         45.2
   Reserves                                                   49.9         54.8
   Other                                                       9.9          8.5
   Valuation allowances                                      (57.6)       (85.0)
--------------------------------------------------------------------------------
                                                             262.6        223.4
--------------------------------------------------------------------------------
   Net deferred tax assets (liabilities)                    $ 45.8       $ (1.0)
================================================================================

      In 1997 and 1996 the valuation allowance with respect to domestic deferred tax assets was reduced as a result of the reversal of existing domestic deferred tax benefits and higher levels of taxable income in the U.S. in 1997 and 1996 and projected taxable income in the future. Deferred tax assets related to foreign tax credits, net operating loss carryforwards and future tax deductions have been reduced by a valuation allowance since realization is dependent in part on the generation of future foreign source income as well as on income in the legal entity which gave rise to tax losses. Other deferred tax assets have not been reduced by valuation allowances because of carrybacks and existing deferred tax credits which reverse in the carryforward period. The foreign tax credits and net operating losses are available for utilization in future years. In some tax jurisdictions the carryforward period is limited to as little as five years; in others it is unlimited.

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

      Cash taxes paid were $105 million, $135 million and $90 million, in the years 1997, 1996 and 1995, respectively.

      In connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, German tax authorities raised questions regarding the treatment of certain significant matters. In prior years the Company paid approximately $17 million (at December 31, 1997, exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. In March 1996 the Company received an assessment, which it has appealed, for additional taxes of approximately $61 million (at December 31, 1997, exchange rates) (principally relating to the period from 1988 to 1990), plus interest, for the tax return years then under audit. In addition, significant transactions similar to those which gave rise to such assessment occurred in years subsequent to 1990. In June 1997, the German tax authorities commenced an audit of the years 1991 through 1994. Having assessed additional taxes for the 1988-1990 period, the German tax authorities might, after completing the current audit, propose tax adjustments for the 1991-1994 period that could be as much as 50% higher. In addition, based on recent preliminary indications, the Company believes that the German tax authorities are considering proposing additional tax adjustments of approximately $44 million (at December 31, 1997, exchange rates) for the years 1991 to 1994 with respect to the substantial repayment of an intercompany financing instrument. The Company is currently unable to predict the time that or extent to which an assessment, if any, in respect of such potential adjustment would be made. The Company, on the basis of the opinion of legal counsel, believes the German tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to vigorously contest any adjustments which have been or may be assessed. Accordingly, the Company has not recorded any loss contingency at December 31, 1997, with respect to such matters.

      The Company made a partial security deposit in respect of the additional taxes and interest assessed in March 1996. Approximately $13 million was paid in January 1997 and, in addition, the Company has applied approximately $7 million of tax refunds due it with respect to the 1996 tax year to the security deposit. The tax authorities have granted a staying order for the balance of the additional taxes and interest assessed in March 1996, under which no further payment or other security will be required from the Company before litigation of the matter or a final resolution. During litigation, the Company would expect renewal of the staying order. Upon final resolution, the Company will be obligated to pay any tax liability in excess of the security deposit or the Company will receive a refund of any excess security deposit (with interest accruing on the additional tax from the date of the assessment or the refund amount from the date of deposit, respectively).

      As a result of German tax legislation, first effective in 1994, the Company's tax provision in Germany was higher in 1995, 1996 and 1997 and will continue to be in the future. As a result of this German tax legislation and the related additional tax provisions, the Company believes its tax exposure to the major issues under the audit referred to above will be reduced starting in 1994 and continuing thereafter.

      NOTE 7. INVENTORIES

The components of inventories are as follows:

================================================================================
Year Ended December 31, (Dollars in millions)

                                                            1997           1996
--------------------------------------------------------------------------------
Finished products                                          $255.0         $235.8
Products in process                                          86.8           77.7
Raw materials                                                89.0           95.5
--------------------------------------------------------------------------------
Inventories at cost                                        $430.8         $409.0
================================================================================

      The carrying cost of inventories approximates current cost.

      NOTE 8. FACILITIES

The components of facilities, at cost, are as follows:

================================================================================
Year Ended December 31, (Dollars in millions)

                                                           1997           1996
--------------------------------------------------------------------------------
Land                                                     $   72.0       $   79.0
Buildings                                                   442.2          382.3
Machinery and Equipment                                   1,093.3          971.0
Improvements in progress                                    109.2          150.2
--------------------------------------------------------------------------------
Gross facilities                                          1,716.7        1,582.5
Less: accumulated depreciation                              577.5          576.5
--------------------------------------------------------------------------------
Net facilities                                           $1,139.2       $1,006.0
================================================================================

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

      The 1997 Credit Agreement provides lower interest rates, significantly increased borrowing capacity, less restrictive covenants and no scheduled principal payments until maturity in 2002. Each of the outstanding revolving loans is due at the end of each interest period (a maximum of six months). The Company may, however, concurrently reborrow the outstanding obligations subject to compliance with applicable conditions of the 1997 Credit Agreement. Borrowings under the Revolving Facilities and the Periodic Access Facility bear interest at the London interbank offered rate ("LIBOR") plus 0.875%, which is
 .375% lower than rates under the 1995 Credit Agreement. This initial rate is subject to adjustment and may be reduced in the event the Company attains improved financial ratios. In July 1997, the Company achieved an interest rate reduction of 0.125%.

      Excluding the 1997 Credit Agreement which expires in 2002, the amounts of long-term debt maturing in years 1998 through 2002 are: 1998-$30 million; 1999-$166 million; 2000-$15 million; 2001-$212 million and 2002 - $11 million.

      On August 1, 1997, American Standard Companies Inc. and its wholly-owned subsidiary American Standard Inc. jointly filed a shelf registration statement (the "Shelf Registration") with the Securities and Exchange Commission covering $1 billion of debt securities to be offered by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. On January 15, 1998, American Standard Inc. issued $350 million of 7 3/8% Senior Notes Due 2008 and on February 13, 1998, issued $125 million of 7 1/8% Senior Notes Due 2003 and $275 million of 7 5/8% Senior Notes Due 2010 (collectively, the "Offerings") under the Shelf Registration, the proceeds of which aggregated $737 million, net of underwriting discounts and expenses.

      The Company currently intends to apply the net proceeds of the Offerings, together with funds available under the 1997 Credit Agreement, to the redemption (the "Redemption"), on or after June 1, 1998, of its $740.2 million principal amount of 10 1/2% Senior Subordinated Discount Debentures and $200 million principal amount of its 9 7/8% Senior Subordinated Notes. On or after June 1, 1998, the Senior Subordinated Discount Debentures are redeemable at a price of 104.66% of the principal amount, plus accrued interest and the Senior Subordinated Notes are redeemable at a price of 102.82% of the principal amount, plus accrued interest. Pending the Redemption, the net proceeds of the Offerings were used to reduce borrowings (but not commitments) under the revolving portion of the Company's 1997 Credit Agreement.

      Unless amended or waived, the provisions of the 1997 Credit Agreement would require the Company to apply the proceeds of the Offerings permanently to reduce the total amount available under the 1997 Credit Agreement, unless the proceeds of the Offerings are applied to the Redemption prior to December 31, 1998, or to redeem up to $150 million of certain other indebtedness prior to June 1, 1999. Although the Company intends to redeem the 10 1/2% Senior Subordinated Discount Debentures, there can be no assurance that market or economic conditions or the Company's business strategy will not change and, therefore, there can be no assurance that the proceeds of the Offerings will be applied towards the Redemption.

      On May 15, 1997, the Company redeemed the $250 million aggregate principal amount of its 11 3/8% Senior Debentures (at a redemption price of 105.69% of the principal amount plus interest accrued to the redemption date) with lower-rate borrowings under the 1997 Credit Agreement.

      As a result of the redemption of debt in 1997 and 1995, the Consolidated Statement of Operations included extraordinary charges of $24 million (net of taxes of $6 million) and $30 million (with no tax benefit), respectively (including call premiums and the write-off of deferred debt issuance costs - see
Note 6). In addition, it is expected that the first half of 1998 will include an extraordinary charge of approximately $50 million as a result of the planned redemption of the 10 1/2% Senior Subordinated Discount Debentures and the 9 7/8% Senior Subordinated Notes, both of which are callable on or after June 1, 1998.

Short-term -- The Revolving Facilities under the 1997 Credit Agreement provide for aggregate borrowings of up to $1.375 billion for general corporate purposes, of which up to $500 million may be used for the issuance of letters of credit and $40 million of which is available for same-day short-term borrowings. The Company pays a commitment fee of 0.20% per annum on the unused portion of the Revolving Facilities and a fee of 0.875% per annum plus issuance fees for letters of credit. At December 31, 1997, there were $672 million of borrowings outstanding under the Revolving Facilities and $61 million of letters of credit. Remaining availability under the Revolving Facilities was $642 million, which is available to redeem certain outstanding public debt securities of American Standard Inc. and for other general corporate purposes. Borrowings under the Revolving Facilities by their terms are short-term. Average borrowings under the revolving credit facilities available under bank credit agreements for 1997, 1996 and 1995 were $574 million, $215 million and $278 million, respectively.

      Other short-term borrowings are available outside the United States under informal credit facilities and are typically in the form of overdrafts. At December 31, 1997, the Company had $40 million of such foreign short-term debt outstanding at an average interest rate of 11% per annum. The Company also had an additional $81 million of unused foreign facilities. These facilities may be withdrawn by the banks at any time. In 1997 the Company also established credit facilities for its operations in China totaling $58 million, of which $6 million was outstanding as of December 31, 1997, with remaining availability of $41 million after $11 million letters of credit usage.

      Average short-term borrowings for 1997, 1996 and 1995 were $639 million, $284 million and $334 million respectively, at weighted average interest rates of 6.38%, 7.33% and 7.85%, respectively. Total short-term borrowings outstanding at December 31, 1997, 1996 and 1995 were $718 million, $109 million and $240 million, respectively, at weighted average interest rates of 6.0%, 7.5%, and 7.9%, respectively.

Long-term -- Long-term debt was as follows:

================================================================================
At December 31, (Dollars in millions)

                                                            1997          1996
--------------------------------------------------------------------------------
Credit Agreements                                         $  354.1      $  363.6
9 1/4% sinking fund debentures, due in
   installments from 1998 to 2016                            127.5         150.0
10 7/8% senior notes due 1999                                150.0         150.0
11 3/8% senior debentures due 2004                            --           250.0
9 7/8% senior subordinated notes due 2001                    200.0         200.0
10 1/2% senior subordinated discount
   debentures (net of unamortized
   discount of $23.9 million in 1997;
   $77.5 million in 1996) due in
   installments from 2003 to 2005                            686.7         633.1
 Other long-term debt                                         63.0          67.7
--------------------------------------------------------------------------------
                                                           1,581.3       1,814.4
Less current maturities                                       30.5          72.6
--------------------------------------------------------------------------------
                                                          $1,550.8      $1,741.8
================================================================================

      Interest costs capitalized as part of the cost of constructing facilities for the years ended December 31, 1997, 1996, and 1995, were $3.8 million, $3.9 million and $4.0 million, respectively. Cash interest paid for those same years on all outstanding indebtedness amounted to $135 million, $140 million and $161 million, respectively.

      The U.S. Dollar equivalent of the 1997 and 1995 Credit Agreement loans and the effective weighted average interest rates were:

================================================================================
At December 31, (Dollars in millions)

                                                            1997          1996
--------------------------------------------------------------------------------
Periodic access loans:
   Deutschemark loans at 4.44%
      in 1997; 4.56% in 1996                              $  324.5      $  263.7
   British sterling loans at 7.44% in 1996                    --             5.1
   Dutch guilder loans at 4.44%
      in 1997; 4.31% in 1996                                  29.6          24.8
--------------------------------------------------------------------------------
Total periodic access loans                                  354.1         293.6
Term loans:
   U.S. dollar loans at 6.63% in 1996                         --            70.0
--------------------------------------------------------------------------------
Total Credit Agreement long-term loans                       354.1         363.6
Revolver loans at 5.7% in 1997;
   5.6% in 1996                                              672.0          67.2
--------------------------------------------------------------------------------
Total Credit Agreement loans                              $1,026.1      $  430.8
================================================================================

      The 9 1/4% Sinking Fund Debentures are redeemable at the Company's option, in whole or in part, at redemption prices declining from 103.7% in 1998 to 100% in 2006 and thereafter. The 10 7/8% Senior Notes are not redeemable by the Company.

      The 9 7/8% Senior Subordinated Notes may be redeemed at the Company's option, in whole or in part, on or after June 1, 1998, at redemption prices declining from 102.82% in 1998 to 100% on June 1, 2000, and thereafter. The 10 1/2% Senior Subordinated Discount Debentures may be redeemed at the Company's option, in whole or in part, on or after June 1, 1998, at redemption prices declining from 104.66% in 1998 to 100% on June 1, 2002, and thereafter. The payment of the principal and interest on the 9 7/8% Senior Subordinated Notes and on the 10 1/2% Senior Subordinated Discount Debentures is subordinated in right of payment to the payment when due of all Senior Debt (as defined in the related indenture) of the Company, including all indebtedness under the credit agreements, the 9 1/4% Sinking Fund Debentures and the 10 7/8% Senior Notes.

      At December 31, 1997, the Company held swap agreements to hedge the redemption value of a portion of its 10 1/2% Senior Subordinated Discount Debentures and effectively converted such debt to an average fixed interest rate of approximately 7%. The redemption value hedged by the swaps is the fair value of the debt at the commencement of the swaps. The swaps mature in June 1998 and have a notional value of $147 million, which approximates their fair value as of December 31, 1997. In anticipation of the Offerings under the Company's 1997 Shelf Registration, at December 31, 1997, the Company held forward contracts to hedge the risk of interest rate fluctuations in advance of the issuance of Senior Notes. Those contracts, which had a notional value of $350 million (and a fair value of $368 million at December 31, 1997), effectively fixed the interest rate on the 7 3/8% Senior Notes at 7.89%. Similarly, in February 1998 the Company entered into forward contracts (with a notional value of $150 million) to hedge interest rate fluctuations, which had little effect on the interest rate on the 7 1/8% and 7 5/8% Senior Notes issued February 13, 1998. In addition, in anticipation of expected future offerings under the 1997 Shelf Registration, the Company has entered similar forward contracts with a notional value of $150 million to hedge interest rates. The swap and forward contract counterparties are major financial institutions and the Company does not anticipate non-performance by counterparties.

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

      NOTE 10. CAPITAL STOCK

In the first quarter of 1995 American Standard Companies Inc. sold 15,112,300 shares of its common stock at $20 per share in its initial public offering (the "IPO"), yielding net proceeds of $281 million (including proceeds from the exercised portion of the underwriters' over-allotment option and after deducting underwriting discounts and expenses) which were used to reduce indebtedness.

      In December 1996, the Company, Kelso & Company, L.P. ("Kelso") and ASI Partners entered into an agreement (the "Stock Disposition Agreement") providing for: (i) the sale by ASI Partners of 12,429,548 shares of the Company's common stock (including 1,621,245 shares sold pursuant to the underwriters' over-allotment option) in a secondary offering (the "Secondary Offering") completed in the first quarter of 1997; and (ii) the repurchase by the Company from ASI Partners of all shares of Company common stock to be owned by ASI Partners after the distribution (the "Share Distribution") by ASI Partners of 3,780,353 shares of such stock to certain of its partners at their election. Accordingly, in conjunction with the Secondary Offering, the Company purchased 4,628,755 shares of common stock from ASI partners for $208 million (the "Share Repurchase"). The Company financed the Share Repurchase (to be held as treasury shares) with borrowings under the 1997 Credit Agreement. The Company had previously completed a secondary offering in September 1995 (together with the Secondary Offering, the "Secondary Offerings") for 22,500,000 shares of its common stock, substantially all of which were owned by ASI Partners. After the Secondary Offerings, the Share Distribution and the Share Repurchase, ASI Partners owned no common stock of the Company and is no longer entitled to designate any of the Company's directors. All of the shares sold in the Secondary Offerings were previously issued and outstanding shares, and the Company received no proceeds therefrom.

      In accordance with the Stock Disposition Agreement, the Company also issued to ASI Partners 5-year warrants to purchase 3,000,000 shares of common stock of the Company at $55 per share (the "Exercise Price"), $10 per share over the public offering price. The warrants entitle holders to receive cash or shares, at the Company's option, based on the difference between the then market value of the Company's common stock and the Exercise Price. The warrants will be exercisable between January 31, 1998, and February 11, 2002. The estimated fair value of these warrants at the date issued was $9.34 per share using a Black-Scholes option pricing model and assumptions similar to those used for valuing the Company's stock options as described below.

      On October 6, 1997, the Company completed its open-market share repurchase program commenced in May 1997 pursuant to which 2,320,900 shares of its common stock were purchased for $100 million, and will be held as treasury stock.

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

      In January 1995 the Company established the Stock Incentive Plan (the "Stock Plan") under which awards may be granted to officers and other key executives and employees in the form of stock options, stock appreciation rights, restricted stock or restricted units. The maximum number of shares or units that may be issued under the Stock Plan and other incentive bonus plans is 7,604,475. The awards vest ratably over three years on the anniversary date of the awards and are exercisable over a period of ten years.

      A summary of stock option activity and related information for 1995, 1996 and 1997 follows:

================================================================================
                                                      Weighted-       Weighted-
                                                        Average         Average
                                                       Exercise      Fair Value
                                       Shares             Price       of Grants
--------------------------------------------------------------------------------
Outstanding -
   December 31, 1994                       --              --
Granted                               5,006,000       $   20.01      $     7.51
Exercised                                  --              --
Forfeited                               (32,000)          20.00
--------------------------------------------------------------------------------
Outstanding -
   December 31, 1995                  4,974,000           20.01
Granted                                  18,000           32.66      $    12.26
Exercised                              (230,483)          20.00
Forfeited                               (60,343)          20.00
--------------------------------------------------------------------------------
Outstanding -
   December 31, 1996                  4,701,174           20.06
Granted                               1,273,250           41.33      $    14.13
Exercised                              (396,224)          20.00
Forfeited                               (58,515)          22.36
--------------------------------------------------------------------------------
Outstanding -
   December 31, 1997                  5,519,685           24.93
Exercisable at end of year:
      1995                                 None            --
      1996                            1,422,539           20.01
      1997                            2,661,450           20.04

      In addition, on February 2, 1998, the Company granted awards in the form of options to purchase 1,419,750 shares.

      Exercise prices for options outstanding as of December 31, 1997, ranged from $20 to $47.22. The weighted-average remaining contractual life of those options is 7.5 years. As of December 31, 1997, there were 1,458,083 shares available for grant under the plan and other incentive bonus plans.

      The Company has elected to follow APB 25 and related interpretations in accounting for stock options and accordingly has recognized no compensation expense. Had compensation cost been determined based upon the fair value at the grant date for awards consistent with the methodology prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per diluted share in 1997 would have decreased by $ 12.1 million and $.16, respectively; the net loss and net loss per diluted share in 1996 would have increased by $8.2 million and $.10, respectively; and net income and net income per diluted share in 1995 would have decreased by $7.4 million and $.10, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.6% in 1997 and 6.3% in 1996 and 1995; volatility of 25% in 1997 and 23% in 1996 and 1995;
an expected life of 5 years in 1997 and 6 years in 1996 and 1995; and a dividend yield of zero. These estimated expense amounts are not necessarily indicative of amounts in years beyond 1997 because they are heavily influenced by the large number of options granted in 1995 in connection with the IPO which fully vest at the beginning of 1998.

      NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments at December 31, 1997, approximate carrying amounts except as follows:

================================================================================
(Dollars in millions)

                                                        Carrying            Fair
                                                          Amount           Value
--------------------------------------------------------------------------------
10 7/8% senior notes                                        $150            $158
9 7/8% senior subordinated notes                             200             208
10 1/2% senior subordinated
   discount debentures                                       687             722
9 1/4% sinking fund debentures                               150             156

      The fair values presented above are estimates as of December 31, 1997, and are not necessarily indicative of amounts for which the Company could settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

      The fair values of the Company's 1997 Credit Agreement loans, which approximate their carrying values, were estimated using indicative market quotes obtained from a major bank. The fair values of senior notes, senior debentures, senior subordinated notes, senior subordinated discount debentures and sinking fund debentures were based on indicative market quotes obtained from a major securities dealer. The fair values of other loans approximate their carrying value.

      NOTE 12. COMMITMENTS AND CONTINGENCIES

Future minimum rental commitments under the terms of all noncancellable operating leases in effect at December 31, 1997, are: 1998 - $59 million; 1999 - $48 million; 2000- $37 million; 2001 - $26 million; 2002 - $23 million and thereafter - $30 million. Net rental expenses for operating leases were $64 million, $70 million and $59 million for the years ended December 31, 1997, 1996, and 1995, respectively.

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

      NOTE 13. SEGMENT DATA

Identifiable assets as of December 31, 1997, 1996, 1995, 1994 and 1993 and sales and operating income by geographic location for the years then ended are shown in the following tables. Sales and operating income by segment are shown in the Segment Data section of the Five Year Financial Summary on page 14.

SEGMENT DATA

Year Ended December 31, (Dollars in millions)                   1997           1996 (d)        1995 (d)     1994 (d)        1993 (d)
Sales-Geographic distribution:
   United States                                               $ 3,002         $ 2,856         $ 2,526      $ 2,238         $ 1,914
   Europe                                                        1,955           2,050           1,951        1,600           1,371
   Other                                                         1,194           1,041             860          714             617
   Eliminations                                                   (143)           (142)           (116)         (95)            (72)
------------------------------------------------------------------------------------------------------------------------------------
     Total sales                                               $ 6,008         $ 5,805         $ 5,221      $ 4,457         $ 3,830
====================================================================================================================================
Operating income-Geographic distribution:
   United States                                               $   310         $   323         $   216      $   146         $   101
   Europe                                                          109             102             242          147             130
   Other                                                            81             (87)             69           57              48
------------------------------------------------------------------------------------------------------------------------------------
     Total operating income                                    $   500(a)      $   338(b)      $   527      $   350         $   279
====================================================================================================================================
Assets
   Air Conditioning Products                                   $ 1,579         $ 1,480         $ 1,432      $ 1,223         $ 1,167
   Plumbing Products                                             1,097           1,066           1,088          957             960
   Automotive Products                                             701             775             805          755             652
   Medical Systems                                                 170               6            --           --              --
------------------------------------------------------------------------------------------------------------------------------------
     Total identifiable assets                                 $ 3,547         $ 3,327         $ 3,325      $ 2,935         $ 2,779
====================================================================================================================================
Geographic distribution:
   United States                                               $ 1,372         $ 1,186         $ 1,075      $ 1,025         $ 1,013
   Europe                                                        1,413           1,460           1,557        1,343           1,196
   Other                                                           762             681             693          567             570
------------------------------------------------------------------------------------------------------------------------------------
     Total identifiable assets                                   3,547           3,327           3,325        2,935           2,779

Prepaid charges                                                     23              34              39           64              78
Future income tax benefits                                          41              67              30           22              25
Cash and cash equivalents                                           29              60              89           93              53
Corporate assets                                                    29              32              37           42              52
------------------------------------------------------------------------------------------------------------------------------------
     Total assets                                              $ 3,669         $ 3,520         $ 3,520      $ 3,156         $ 2,987
====================================================================================================================================
Goodwill included in assets:
   Air Conditioning Products                                   $   196         $   203         $   334      $   331         $   337
   Plumbing Products                                               229             247             302          295             296
   Automotive Products                                             350             419             446          427             393
   Medical Systems                                                  69               6            --           --              --
------------------------------------------------------------------------------------------------------------------------------------
     Total goodwill                                            $   844         $   875         $ 1,082      $ 1,053         $ 1,026
====================================================================================================================================
Capital expenditures including investments in affiliates:
   Air Conditioning Products                                   $   102         $    93         $    70      $    45         $    38
   Plumbing Products                                               154              88              93           55              46
   Automotive Products                                              42              46              44           30              14
   Medical Systems                                                   4            --              --           --              --
------------------------------------------------------------------------------------------------------------------------------------
     Total capital expenditures                                $   302         $   227         $   207      $   130         $    98
====================================================================================================================================
Depreciation and amortization:
   Air Conditioning Products                                   $    63         $    51         $    51      $    51         $    53
   Plumbing Products                                                53              50              50           64(c)           49
   Automotive Products                                              43              43              42           39              35
   Medical Systems                                                   5            --              --           --              --
------------------------------------------------------------------------------------------------------------------------------------
     Total depreciation and amortization                       $   164         $   144         $   143      $   154         $   137
====================================================================================================================================

(a) Includes $90 million write-off of purchased research and development, of which $58 million is in Europe and $32 million in the United States (see
      Note 3).

(b) Includes asset impairment charge of $235 million, of which $166 million is included in Other and $69 million in Europe (see Note 2).

(c)   Includes an asset loss provision of $14 million.

(d) Amounts related to Medical Systems for years 1993 through 1996 have been reclassified to conform to the 1997 presentation.

QUARTERLY DATA (UNAUDITED)

1997
------------------------------------------------------------------------------------------------------------

(Dollars in millions, except share data)               First (a)       Second        Third (b)       Fourth
Sales                                                  $1,360.7       $1,589.3       $1,519.0       $1,538.6
Cost of sales                                           1,017.5        1,163.2        1,138.2        1,163.0
Income before income taxes and extraordinary item          52.9          113.9           (2.5)          72.5
Income taxes                                               19.2           40.4           31.0           26.3
------------------------------------------------------------------------------------------------------------
Income before extraordinary item                           33.7           73.5          (33.5)          46.2
Extraordinary loss on retirement of debt                   (8.5)         (15.1)          --             --
------------------------------------------------------------------------------------------------------------
   Net income (loss)                                   $   25.2       $   58.4       $  (33.5)      $   46.2
============================================================================================================
Per common share:
   Basic
      Income (loss) before extraordinary item          $    .44       $    .99       $   (.46)      $    .64
      Extraordinary loss on retirement of debt             (.11)          (.20)          --             --
------------------------------------------------------------------------------------------------------------
      Net income (loss)                                $    .33       $    .79       $   (.46)      $    .64
============================================================================================================
   Diluted
      Income (loss) before extraordinary item          $    .43       $    .96       $   (.46)      $    .62
      Extraordinary loss on retirement of debt             (.11)          (.20)          --             --
------------------------------------------------------------------------------------------------------------
      Net income (loss)                                $    .32       $    .76       $   (.46)      $    .62
============================================================================================================
Average number of common shares (thousands):
   Basic                                                 76,296         74,034         72,985         71,947
   Diluted                                               78,757         76,565         72,985         74,020
Range of prices on common stock:
   High                                                $ 47 3/4       $ 51           $ 51 5/8       $ 41 1/8
   Low                                                 $ 37 3/4       $ 41 1/8       $ 37 11/16     $ 34 5/8

1996
------------------------------------------------------------------------------------------------------------
Sales                                                  $1,364.3       $1,518.3       $1,485.1       $1,436.9
Cost of sales                                           1,031.0        1,135.9        1,115.1        1,097.8
Income before income taxes and extraordinary item        (188.3)          91.9           84.1           69.9
Income taxes                                               17.0           33.3           29.1           24.9
------------------------------------------------------------------------------------------------------------
   Net income (loss)                                   $ (205.3)      $   58.6       $   55.0       $   45.0
============================================================================================================
Per common share:
   Basic                                               $  (2.66)      $    .75       $    .72       $    .57
============================================================================================================
   Diluted                                             $  (2.66)      $    .74       $    .70       $    .56
============================================================================================================
Average number of common shares (thousands)
   Basic                                                 77,311         77,876         78,242         78,501
   Diluted                                               77,311         79,446         80,076         80,654
Range of prices on common stock:
   High                                                $ 31 3/8       $ 33 3/8       $ 35 1/4       $ 39 3/4
   Low                                                 $ 25 1/2       $ 26 1/2       $ 28 1/8       $ 34 1/4

(a) The first quarter of 1996 included a non-cash asset impairment charge of $235 million, on which there was no tax benefit.

(b) The third quarter of 1997 included a non-cash write-off of purchased research and development of $90 million, on which there was no tax benefit.

BOARD OF DIRECTORS

Emmanuel A. Kampouris                     (C-Chairman)
Chairman, President and Chief Executive Officer
American Standard Companies Inc.

Steven E. Anderson                        (A) (B)
Retired National Partner in Charge-Industries
KPMG Peat Marwick
New York, NY

Horst Hinrichs                            (C)
Vice Chairman
American Standard Companies Inc.

George H. Kerckhove                       (C)
Vice President and Chief Financial Officer
American Standard Companies Inc.

Shigeru Mizushima
Sapporo, Japan

Roger W. Parsons                          (A-Chairman) (B)
Group Managing Director
Rea Brothers Group PLC
London, United Kingdom

J. Danforth Quayle                        (A) (B)
Former Vice President of the United States
Indianapolis, IN

David M. Roderick
Chairman
Earle M. Jorgensen Company
Brea, CA
Retired Chairman
USX Corporation
Pittsburgh, PA

Joseph S. Schuchert                       (B-Chairman) (C)
Chairman, Kelso & Companies, Inc
New York, NY

Member of:
(A) Audit Committee
(B) Management Development and
    Nominating Committee
(C) Executive Committee

CORPORATE OFFICERS

Emmanuel A. Kampouris
Chairman, President and Chief Executive Officer

Horst Hinrichs
Vice Chairman

Thomas S. Battaglia
Vice President and Treasurer

Adrian B. Deshotel
Vice President, Human Resources

Luigi Gandini
Vice President, Special Projects

Richard A. Kalaher
Vice President, General Counsel and Secretary

George H. Kerckhove
Vice President and Chief Financial Officer

Raymond D. Pipes
Vice President, Investor Relations

G. Ronald Simon
Vice President and Controller

Robert M. Wellbrock
Vice President, Taxes


AIR CONDITIONING PRODUCTS

Roberto Canizares M.
Vice President, Air Conditioning Products,
International Applied Systems

Daniel Hilger
Vice President, Air Conditioning Products,
Middle East and Africa

William A. Klug
Vice President and Group Executive,
Air Conditioning Products, International

David R. Pannier
Vice President and Group Executive, Air Conditioning
Products, North American Unitary Products

James H. Schultz
Vice President and Group Executive,
Air Conditioning Products, Worldwide Applied Systems


PLUMBING PRODUCTS

Alexander A. Apostolopoulos
Vice President and Group Executive, Plumbing Products,
Americas International

Gary A. Brogoch
Vice President and Group Executive,
Plumbing Products, Asia Pacific

Wilfried Delker
Vice President and Group Executive, Plumbing Products,
Worldwide Fittings

G. Eric Nutter
Vice President and Group Executive,
Americas Plumbing Products Group

Wolfgang Voss
Vice President and Group Executive,
Plumbing Products, Europe


AUTOMOTIVE PRODUCTS

W. Craig Kissel
Senior Vice President, Automotive Products

Giancarlo Aimetti
Vice President, Automotive Products, Austria Group

Michael Broughton
Vice President, Automotive Products, United Kingdom

Peter Enss
Vice President, Automotive Products, Germany

Jean - Claude Montauze
Vice President, Automotive Products, France


MEDICAL SYSTEMS

Fred A. Allardyce
Senior Vice President, Medical Systems

Judith A. Britz, Ph.D
Vice President, Medical Systems, Business Development

Fabio Lunghi
Vice President and Group Executive,
Medical Systems, DiaSorin

Janet George Murnick, Ph.D
Vice President, Medical Systems, Alimenterics

Benson I. Stein
Vice President, Medical Systems, Operations

CORPORATE INFORMATION

Corporate Headquarters
P.O. Box 6820
One Centennial Avenue
Piscataway, NJ 08855-6820
(732) 980-6000

BUSINESS OPERATIONS

AIR CONDITIONING PRODUCTS

Worldwide Applied Systems
The Trane Company
3600 Pammel Creek Road
La Crosse, WI 54601-7599
Tel: (608) 787-2000
Web Site Address: http:\\www.trane.com

International Unitary Systems
Societe Trane
1, rue des Ameriques, B.P. 6
88191 Golbey Cedex, France
Tel: (33) 3/29317300

North American Unitary Products
The Trane Company
6200 Troup Highway
Tyler, TX 75707
Tel: (903) 581-3200
Web Site Address: http:\\www.trane.com


PLUMBING PRODUCTS

U.S. Plumbing Products
Americas International, Worldwide Fittings
American Standard
One Centennial Avenue
P.O. Box 6820
Piscataway, NJ 08855-6820
Tel: (732) 980-3000
Web Site Address: www.us.amstd.com

Asia Pacific Plumbing Products
World Standard Ltd.
14-16/F. St. John's Building
33 Garden Road
Central Hong Kong
Tel: (852) 2/971-3688

Europe Plumbing Products
Ideal Standard
Boulevard du Souverain, 348
Box 1
B-1160 Brussels, Belgium
Tel: (32) 2/678-0911


AUTOMOTIVE PRODUCTS

WABCO Automotive
Products Group
Boulevard du Souverain, 348
Box 1
B-1160 Brussels, Belgium
Tel: (32) 2/663-0120
Web Site Address: www.wabco-auto.com


MEDICAL SYSTEMS
American Standard Medical Systems
10 Rockefeller Plaza
Suite 1120
New York, NY 10020
Tel: (212) 332-2975

DiaSorin - USA
1990 Industrial Boulevard
P.O. Box 285
Stillwater, MN 55082
Tel: (612) 439-9710

DiaSorin - Europe
Via Crescentino
13040 Saluggia (VC), Italy
Tel: (39) 161-487093

Alimenterics Inc.
301 American Road
Morris Plains, NJ 07950
Tel: (973) 285-3100

Annual Meeting

May 7, 1998, at 10:00 AM (EDT)
Embassy Suites Hotel
121 Centennial Avenue
Piscataway, NJ 08855

Transfer Agent and Registrar
Citibank, NA
120 Wall Street
New York, NY 10043

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: ASD

Additional Information:

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge. A copy may be either printed from the Company's corporate website (Internet address shown below) or requested from:

        Investor Relations Department
        P.O. Box 6820
        One Centennial Avenue
        Piscataway, NJ 08855-6820
        (732) 980-6095

ASD Newsline No.:
1-888-ASD-News

Internet address:
www.americanstandard.com

                                  -------------
                                    AMERICAN
                                      -----
                                    STANDARD
                                      -----
                                    COMPANIES
                                  -------------

P.O. Box 6820   One Centennial Avenue  Piscataway, NJ 08855-6820  (732) 980-6000