Form 10-K, Exhibit 13
period 1999-12-31
AMERICAN STANDARD COMPANIES INC
filed 2000-03-30
CIK 836102

                               [GRAPHIC OMITTED]

                                   RAISING THE
                                    standard.

                AMERICAN STANDARD COMPANIES INC.'99 annual report

                                AMERICAN STANDARD

[GRAPHIC OMITTED]
[LOGO] TRANE

With 1999 sales of $4.3 billion, Trane air conditioning is our largest business, manufacturing at 31 plants in nine countries. Trane is 1 in commercial systems and services in the US. Long recognized as the technology leader, Trane produces the most efficient, lowest-emission chillers on the market. Today, half of the large chillers cooling commercial buildings in North America are manufactured by Trane. In residential central air conditioning systems, Trane is the premier brand.

Trane sets the standard for managing the comfort and quality of indoor air.

[GRAPHIC OMITTED]
[LOGO] American Standard

The world's leading producer of bathroom and kitchen chinaware fixtures and brass faucets for commercial and residential markets, American Standard operates 56 plants in 22 countries. Sales in 1999 totaled $1.8 billion. Our products are recognized worldwide for award-winning designs, outstanding craftsmanship and lifetime dependability.

American Standard sets the standard with one of the most extensive lines of water-saving fixtures and faucets.

[GRAPHIC OMITTED]
[LOGO] WABCO

WABCO is the technology leader in advanced electronic systems for vehicle motion and braking control. WABCO, with 1999 sales of $1.1 billion, operates 15 plants in 11 countries. WABCO was the first to introduce anti-lock brakes for heavy-duty vehicles and today is the world's leading producer of electronic braking, traction and stability systems.

WABCO sets the standard for enhanced road safety.

Powerful brands. Market-leading positions. Global diversity. High profitability. These provide a solid foundation for consistent growth and superior financial returns.

                           customers         shareowners
                                    employees

                                american standard

                               IN YOUR EYES . . .

How you see us makes all the difference in our Company's ability to grow and be profitable. That's true whether you're a customer sizing up our products and services, an employee thinking about your future, or an investor evaluating our performance. Doing things right in the eyes of our customers means we gain their loyalty. Doing things right in the eyes of our employees means a well-motivated workforce. And doing things right in the eyes of our shareowners means an appreciating stock price. At American Standard we want to know how you see things. Because we don't want to be the best in our own eyes. We want to be the best in yours.

                                CHAIRMAN'S LETTER

                                [PHOTOS OMITTED]

                               to our shareowners:

When I joined American Standard in October of 1999, I knew I had joined a global company with three market leading businesses, powerful brands, technological prowess and Demand Flow manufacturing processes that had become a model for the manufacturing sector. What I learned during the months since is that the Company has enormous potential to build on its great heritage and raise the standard of excellence, thereby significantly enhancing shareowner value. We will fulfill this potential by strengthening the value we bring to our customers and providing opportunities to develop and grow for our employees. I am delighted to accept this responsibility.

                               A STRONG FOUNDATION

      Financial Performance. 1999 was a very good year for American Standard, as sales from ongoing businesses rose 10% to $7.2 billion. Operating earnings reached $751 million, a 14% increase over the prior year, and earnings per share from continuing operations increased to $3.76, 19% better than 1998.

      Customer Relationships. Another measure of the Company's performance in 1999 was the endorsement of our customers: Sears, Roebuck and Co. chose our Trane brand air conditioners as the premier product to be sold through its 800 HomeCentral locations in the U.S. Volvo selected WABCO, our vehicle controls business, as its global supplier of pneumatic systems for its heavy-duty trucks. Marriott Hotels chose American Standard as the preferred supplier of all its hotel bathroom products, and Home Depot selected our plumbing products business as its supplier of the year for the third consecutive year.

      These kinds of customer relationships have enabled American Standard and Ideal Standard to become global market leaders in bathroom and kitchen products, WABCO to become the global market leader in electronic braking systems, and Trane to hold the number one position in the North American commercial air conditioning market.

      DFT and Low Cost Manufacturing. We have become the vendor of choice for so many leading customers in large part due to the success of American Standard's Demand Flow(R) Technology (DFT), a manufacturing system that has enabled our businesses to deliver


    ---------
    AMERICAN
--2-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

                                CHAIRMAN'S LETTER

--------------------------------------------------------------------------------

                                [PHOTO OMITTED]

                                  a tribute...

   Emmanuel "Mano" Kampouris showed great leadership in successfully steering American Standard through a highly leveraged buyout and leading its re-emergence as a publicly traded company with strong businesses and a renewed focus. He established Demand Flow Technology as the cornerstone of the Company's transformation, building a solid foundation that will serve as a springboard for our future performance and success.

--------------------------------------------------------------------------------

exactly what customers want, exactly when they need it, on time each and every time. DFT has enabled the Company to reduce its operating working capital to 2.6% of sales. Few manufacturing companies match this level.

      As the Company improved its processes, it also lowered its manufacturing costs with a shift of production to lower cost facilities. Our ability to source our products rapidly and cost-effectively in Eastern Europe, Asia or North America, as customer demand requires, has been critical to our global business success.

                              RAISING THE STANDARD

      As strong as our foundation is, I am convinced that American Standard can do even better. We will focus on initiatives to strengthen our customer relationships, lower costs by managing materials better, eliminating waste and improving quality through Six Sigma technology, and reduce our debt level. Each initiative will significantly enhance our profitability.

      Strengthening Our Customer Relationships. We will continue to improve our responsiveness to our customers, understanding both their product and service needs. Consistent with this, we will also work relentlessly to maintain our technological edge, making sure that our products and services set the standard for innovation and performance.

      Our new product introductions will be greater and broader than ever. We will introduce a new line of high efficiency chillers with advanced, proprietary controls for servicing and remote monitoring. A residential unitary air conditioning line called Pinnacle(R), which uses next generation refrigerants that are environmentally friendly, is being developed. Advanced generation electronic braking and stability control will be introduced for both large


-----------------------------------------AMERICAN STANDARD '99 annual report--3-

                                CHAIRMAN'S LETTER

trucks and trailers. And a new line of whirlpool tubs will expand our luxury product offerings. The list goes on as we create new products and services to meet our customers' requirements.

      Lowering Materials Costs. American Standard has reduced materials costs on average 1 to 2% each year. There is an opportunity to reduce costs more significantly, however, through better materials management. In 1999, the Company bought $4 billion of raw materials, components and services -- everything from copper coils to freight forwarding services to health insurance. But many of these purchases were fragmented. We lacked the power of consolidated purchasing and had no coordinated initiative to bring our costs down. Going forward, we will create a materials management focus with the goal of buying better, sourcing better from fewer suppliers or reengineering our products to take out costs. We will pare the costs of buying those same materials and services continuously, achieving a reduction of 5 1/2% by 2003. That translates into significant cost savings.

      Introducing Six Sigma. We will take our Demand Flow processes to the next level through the application of Six Sigma, a system for improving products and services through a statistical measure of quality. Demand Flow Technology transformed the Company by focusing on processes to capture and swiftly fulfill customer orders. Six Sigma complements and enhances DFT by making the work performed in these processes defect free. For example, 37 ceramic toilets or sinks out of every 100 initially "fired" in our kilns have defects. In the Six Sigma quality system, a 37% defect rate equates to Two Sigma. By improving our quality to a Three Sigma level, which equates to a 7% defect rate (not yet a near perfect Six Sigma score -- less than 1% defect rate) we can add a dollar per share to our earnings. This is just one example of how Six Sigma can improve everything we do.

      Reducing Debt. American Standard's debt level at the end of 1999 was approximately $2.6 billion. We have set a goal of bringing that debt down to $1.5 billion by 2003 through a combination of improved operating cash flow, the sale of our medical systems business and other actions.

                                ACHIEVABLE GOALS

      The goals we have set are realistic and achievable. Reaching them will take drive, energy and focus, qualities our 57,000 employees worldwide have demonstrated in the


    ---------
    AMERICAN
--4-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

                                CHAIRMAN'S LETTER


                                [PHOTO OMITTED]
                                     Fred Poses

                              raising the standard.

progress the Company has made in the past. Our employees, who own 25% of American Standard's common stock, have a vital stake in the Company's future and are motivated to think and behave like owners.

      However, success will require new skills and new talent which we are committed to infuse. American Standard will build its learning organization, making diverse learning opportunities available to enable our employees to grow and develop further. Six Sigma is just one learning opportunity among many that will help our employees develop new skills. We have already engaged Six Sigma experts, known as Black Belts, to work with our businesses. They will have a dual role: to improve our Sigma performance while teaching our employees Six Sigma skills.

      We have begun to add outstanding people to our leadership team, including Peter D'Aloia, our new chief financial officer, and Paul McGrath, our new general counsel. Jared Cohen and James Hardymon, who joined the Board of Directors in the past year, bring important experience and perspective to our Board.

      Being new to American Standard, I respect and appreciate the contribution of my predecessor, Emmanuel Kampouris, who built up and passed on a company with tremendous strengths and tremendous opportunities.

      I am proud to be a part of this great company and look forward to "raising the standard," making American Standard the best in the eyes of our customers, employees and shareowners.

      Thank you for your support.

/s/ Fred Poses

Fred Poses
Chairman and Chief Executive Officer


-----------------------------------------AMERICAN STANDARD '99 annual report--5-

                                AMERICAN STANDARD

                                [PHOTOS OMITTED]
IN THE EYES OF OUR
                                    customers

          ...your needs are ever-changing, and we must change with you, providing - intelligent ways to meet your needs now
                and long-term, - quality-engineered products, and
           - value you can see in the products and services we offer.
                              We want your loyalty.


    ---------
    AMERICAN
----STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

                               [GRAPHIC OMITTED]

                              --------------------
                              AMERICAN STANDARD OF
                              --------------------
                                   excellence.


[LOGO] TRANE it's hard to stop a Trane------------------------------------------

                                AMERICAN STANDARD

                                [PHOTOS OMITTED]

                               IN THE EYES OF OUR
                                    employees

                     ...a job doesn't have to be just a job.
           It can be - a unique, challenging and rewarding experience,
           - an opportunity to think and behave like an entrepreneur,
           - an opportunity to learn new skills and grow in new ways. We want you to make us a better company.


    ---------
    AMERICAN
----STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

                              --------------------
                              AMERICAN STANDARD OF
                              --------------------
                                   excellence.


[LOGO] American
       Standard  we want you to love your bathroom------------------------------

                                AMERICAN STANDARD

                               IN THE EYES OF OUR
                                   shareowners

    ...numbers don't drive success, but are the result of doing things right.
      Our aim is to be a company that - is first to market with new ideas and products, - recognizes and acts on the right business opportunities, - outperforms the market continually. We want to create wealth for you.


    ---------
    AMERICAN
----STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

                                [GRAPHIC OMITTED]

                              --------------------
                              AMERICAN STANDARD OF
                              --------------------
                                   excellence.


WABCO [LOGO] safety in motion---------------------------------------------------
                                american standard



                               IN THE EYES OF OUR

                               [GRAPHICS OMITTED]

                         customers                shareowners
                                   employees


    ---------
    AMERICAN
----STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

                               [GRAPHICS OMITTED]

                                   -----------
                                   RAISING THE
                                   -----------
                                    standard.

                                                                  AMERICAN
                                                                  --------
                                                                raising the
                                                                  --------
                                                                  STANDARD


--------------------------------------------------------------------------------

                               FINANCIAL CONTENTS

Board of Directors                                                            15

Five-Year Financial Summary                                                   16

Management's Discussion
and Analysis

  Overview                                                                    18

  Air Conditioning Systems
  and Services                                                                19

  Plumbing Products                                                           20

  Vehicle Control Systems                                                     22

  Other Financial Summary Items                                               22

  Liquidity and Capital Resources                                             24

Management's Report                                                           30

Report of Independent Auditors                                                31

Financial Statements

  Consolidated Statement
  of Operations                                                               32

  Consolidated Statement
  of Cash Flows                                                               33

  Consolidated Balance Sheet                                                  34

  Consolidated Statement
  of Stockholders' Deficit                                                    36

Notes to Consolidated
Financial Statements                                                          37


    ---------
    AMERICAN
----STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

Board of Directors

American Standard Companies Inc.

Frederic M. Poses (B-Chairman)
Chairman and Chief Executive Officer
American Standard Companies Inc.

Steven E. Anderson (C-Chairman)
Retired National Partner in
Charge-Industries
KPMG Peat Marwick
New York, NY

Jared L. Cohon (A)
President
Carnegie Mellon University
Pittsburgh, PA

James F. Hardymon (C)
Retired Chairman and
Chief Executive Officer
Textron, Inc.

George H. Kerckhove
Vice President
American Standard Companies Inc.

Roger W. Parsons (A-Chairman) (B)
Former Chief Executive
Rea Brothers Group PLC
London, United Kingdom

J. Danforth Quayle (A) (C)
Former Vice President of
the United States
Paradise Valley, AZ

David M. Roderick (A) (B) (C)
Chairman
Earle M. Jorgensen Company
Brea, CA
Retired Chairman
USX Corporation
Pittsburgh, PA

Member of:

(A)   Management Development and Nominating Committee
(B)   Executive Committee
(C)   Audit Committee


-----------------------------------------AMERICAN STANDARD '99 annual report-15-

Five-Year Financial Summary

American Standard Companies Inc.

                                                                                         Year Ended December 31,
(Dollars in millions, except per share data)                            1999          1998          1997         1996         1995
====================================================================================================================================
SEGMENT DATA
Sales:
  Air Conditioning Systems and Services                             $ 4,337       $ 3,940       $ 3,567       $ 3,437       $ 2,953
  Plumbing Products                                                   1,755         1,510         1,439         1,452         1,270
  Vehicle Control Systems                                             1,098         1,106           952           916           998
------------------------------------------------------------------------------------------------------------------------------------
                                                                    $ 7,190       $ 6,556       $ 5,958       $ 5,805       $ 5,221
------------------------------------------------------------------------------------------------------------------------------------
Segment income:
  Air Conditioning Systems and Services                             $   453       $   386       $   386       $   372       $   276
  Plumbing Products                                                     164           119           119           110           120
  Vehicle Control Systems                                               134           153           127           123           155
------------------------------------------------------------------------------------------------------------------------------------
                                                                        751           658           632           605           551
Equity in net income of unconsolidated joint ventures                    37            27            12             3             7
Restructuring and asset impairment charges (a)                          (15)         (197)           --          (235)           --
Interest expense                                                       (188)         (188)         (192)         (198)         (213)
Corporate expenses                                                     (134)         (110)         (105)         (104)         (111)
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes
  and extraordinary item                                                451           190           347            71           234
Income taxes                                                           (187)         (141)         (124)         (105)          (85)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
  extraordinary item                                                $   264       $    49       $   223       $   (34)      $   149
====================================================================================================================================
  Per share:
    Basic                                                           $  3.74       $   .68       $  3.03       $  (.44)      $  2.00
    Diluted                                                         $  3.63       $   .66       $  2.93       $  (.44)      $  1.97


    ---------
    AMERICAN
-16-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

                                                                                           Year Ended December 31,
(Dollars in millions, except per share data)                               1999         1998         1997         1996         1995
====================================================================================================================================
OTHER DATA
Net cash provided by continuing operations                               $  512       $  477       $  444       $  366       $  355
Demand Flow Performance:
  Average inventory turnover (b)(d)                                         8.9x         9.2x         9.0x         9.4x         8.4x
  Operating working capital as a percent of sales (c)(d)                    2.6%         2.9%         4.7%         4.9%         4.9%

(a) In 1999, the Company recorded restructuring and asset impairment charges of $15 million ($9 million, net of tax benefits, or $.13 per diluted share). These consist of restructuring charges of $30 million principally for Vehicle Control Systems and a $13 million impairment charge relating to a minority equity interest in a non-core business, partly offset by a reduction of charges taken in 1998 to restructure North American Plumbing Products operations. In 1998, the Company recorded restructuring and asset impairment charges of $197 million ($183 million, net of tax benefits, or $2.49 per diluted share), including $185 million for Plumbing Products, $7 million for Air Conditioning Systems and Services and $5 million for Vehicle Control Systems. In 1996, upon the adoption of Statement of Financial Accounting Standards No. 121 on impairment of assets, the Company incurred a non-cash charge of $235 million, or $2.95 per diluted share. See Note 5 of Notes to Consolidated Financial Statements and Management's Discussion and Analysis which follows.
(b) Twelve-month average inventory turnover, exclusive of significant acquisitions, with each month calculated using the prospective three month's cost of sales annualized, divided by inventories as of each month end.
(c) Operating working capital as of year end, divided by annualized fourth quarter sales. Operating working capital is defined as net accounts receivable and adjusted inventories less accounts payable, accrued payrolls and other accrued liabilities.
(d) These Demand Flow Performance measurements use amounts determined differently than they would be under generally accepted accounting principles and may not necessarily be used by other companies. The Company believes these measurements are important to understanding performance under Demand Flow Technology.


-----------------------------------------AMERICAN STANDARD '99 annual report-17-

Management's Discussion and Analysis

American Standard Companies Inc.

OVERVIEW

The Company achieved record sales and segment income in 1999 for the fifth consecutive year primarily as a result of strong performance by Air Conditioning Systems and Services and continued improvement in Plumbing Products, including the effect of the acquisition of Armitage/Dolomite described in the Plumbing Products Segment section below. These results were attained despite continued economic weakness in the Far East and Latin America, a softening in the European commercial vehicle market and the unfavorable effects of foreign exchange. The sales and segment income amounts reflect results from continuing operations only, as the Medical Systems business is reported as a discontinued operation. Sales for 1999 were $7.2 billion, an increase of 10% from $6.6 billion in 1998. Segment income was $751 million, an increase of 14% from $658 million in 1998, and up 17% excluding the unfavorable effects of foreign exchange. Income from continuing operations in 1999 was $264 million, or $3.63 per diluted share, including net restructuring and asset impairment charges of $15 million ($9 million, net of tax benefits, or $.13 per diluted share). This compares with income from continuing operations before extraordinary item in 1998 of $49 million, or $.66 per diluted share, including restructuring and asset impairment charges of $197 million ($183 million, net of tax benefits, or $2.49 per diluted share). Excluding such restructuring and asset impairment charges, income from continuing operations before extraordinary item increased 18% to $273 million in 1999 from $232 million in 1998.

RESULTS OF OPERATIONS FOR 1999 COMPARED WITH 1998 AND 1998 COMPARED WITH 1997

Consolidated sales for 1999 were $7,190 million, an increase of $634 million, or 10% (11% excluding the unfavorable effects of changes in foreign exchange), from $6,556 million in 1998. Sales increased 10% for Air Conditioning Systems and Services and 16% for Plumbing Products, but declined slightly for Vehicle Control Systems.

Consolidated sales for 1998 were $6,556 million, an increase of $598 million, or 10% (12% excluding the unfavorable effects of changes in foreign exchange), from $5,958 million in 1997. Sales increased 10% for Air Conditioning Systems and Services, 5% for Plumbing Products and 16% for Vehicle Control Systems.

Segment income for 1999 was $751 million, an increase of $93 million, or 14% (16% excluding the unfavorable effects of foreign exchange), from $658 million in 1998. Segment income increased 17% for Air Conditioning Systems and Services and 38% for Plumbing Products but decreased 12% for Vehicle Control Systems.

Segment income for 1998 was $658 million, an increase of $26 million, or 4% (6% excluding the unfavorable effects of foreign exchange), from $632 million in 1997. Segment income increased 20% for Vehicle Control Systems, and was flat for Air Conditioning Systems and Services and Plumbing Products.

--------------------------------------------------------------------------------
                                   1999 Sales
                                  $7.2 Billion

 [The following tables were represented as pie charts in the printed material.]

             BUSINESSES                              GEOGRAPHY
Air Conditioning              60%            U.S.                 53%
Vehicle Controls              15%            Europe               31%
Plumbing                      25%            Other                16%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              1999 Segment Income
                                  $751 Million

 [The following tables were represented as pie charts in the printed material.]

             BUSINESSES                              GEOGRAPHY
Air Conditioning              60%            U.S.                 67%
Plumbing                      22%            Europe               29%
Vehicle Controls              18%            Other                 4%

--------------------------------------------------------------------------------


    ---------
    AMERICAN
-18-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

RESULTS OF OPERATIONS BY BUSINESS SEGMENT

AIR CONDITIONING SYSTEMS AND SERVICES BUSINESS SEGMENT

                                                    Year Ended December 31,
(Dollars in millions)                         1999           1998          1997
--------------------------------------------------------------------------------
Sales                                       $4,337         $3,940         $3,567
Segment income                              $  453         $  386         $  386

Sales of Air Conditioning Systems and Services increased 10% (with little effect from foreign exchange) to $4,337 million for 1999 from $3,940 million for 1998. Worldwide Applied Systems sales increased 12% and Worldwide Unitary Systems sales increased 8%. In 1998, sales of Air Conditioning Systems and Services increased 10% (12% excluding foreign exchange effects) to $3,940 million from $3,567 million for 1997. Worldwide Applied Systems sales increased 8% and Worldwide Unitary Systems sales increased 13%. Commercial markets account for approximately 75% of Air Conditioning Systems and Services' total sales. Approximately 65% of total sales are to the replacement, renovation and repair markets.

Segment income of Air Conditioning Systems and Services in 1999 increased 17% (with little effect from foreign exchange) to $453 million from $386 million in 1998. The increase was attributable primarily to higher volumes in the U.S. in commercial applied and unitary products and to improved margins in the international applied business, primarily in Europe. Overall margins improved from 9.8% in 1998 to 10.4% in 1999. Segment income of Air Conditioning Systems and Services in 1998 was $386 million, at the same level as in 1997, but increased 1% excluding the unfavorable effects of foreign exchange. An increase in Worldwide Unitary Systems was substantially offset by a decrease in Worldwide Applied Systems.

Worldwide Applied Systems--In 1999, Worldwide Applied Systems' sales increased 12% (with little effect from foreign exchange) as a result of strong market growth and higher volumes in the U.S. and Europe. U.S. markets expanded as replacement and renovation continued to grow and commercial construction remained near record high levels. Markets outside the U.S. were mixed, with Europe up slightly while markets in Asia and Latin America were down. U.S. sales of commercial applied products increased 17% because of higher volumes, reflecting continued strength in the U.S. commercial equipment business, market share gains and the acquisition of sales and service offices. Recently acquired sales and service offices contributed 3% of the increase. Sales increased 3% in International Applied Systems as increases in Canada and Europe were partly offset by decreases in Latin America and Asia. Segment income for Worldwide Applied Systems increased 26% in 1999 as a result of improved volume in the U.S., plus cost improvements in international businesses, primarily Europe.

In 1998, Worldwide Applied Systems' sales increased 8% (10% excluding foreign exchange effects) primarily reflecting higher volumes in the U.S. from improved markets and the acquisition of additional commercial sales and service businesses, together with higher volumes in Europe and the Middle East. Those improvements were partly offset by the effects of

--------------------------------------------------------------------------------

                Air Conditioning Systems and Services 1999 Sales
                                  $4.3 Billion

 [The following tables were represented as pie charts in the printed material.]

Commercial                              75%
Residential                             25%

U.S.                                    76%
Other                                   17%
Europe                                   7%

Replacement, Renovation and Repair      65%
New Commercial Construction             25%
Residential New Construction            10%


-----------------------------------------AMERICAN STANDARD '99 annual report-19-

American Standard Companies Inc.

competitive pricing pressures on chillers and the adverse effects of foreign exchange. Segment income for Worldwide Applied Systems decreased 27% in 1998 from the 1997 level as a result of global pricing pressure, lower margins in Europe, lower volumes in the Far East and a strike at the Lexington air handling products facility in the first quarter of 1998.

Worldwide Unitary Systems--In 1999, sales of Worldwide Unitary Systems increased 8% (with little effect from foreign exchange). This growth occurred primarily in the U.S., as volume improved over a strong prior year performance. This principally reflected the effects of warmer-than-normal weather on U.S. sales of residential products and increased volumes in the U.S. commercial unitary business. Outside the U.S., improved sales of unitary systems were led by increases in Europe and Asia. Segment income for Worldwide Unitary Systems increased 12% in 1999 (with little effect from foreign exchange), principally reflecting higher U.S. volume.

In 1998, sales of Worldwide Unitary Systems increased 13% (14% excluding foreign exchange effects) over 1997 sales. Sales in the U.S. for unitary commercial and residential products increased 14%, driven by strong new construction and increased replacement demand due to warmer-than-normal summer weather. Outside the U.S., improved sales of unitary systems were led by strong increases in Europe and Latin America. Segment income for Worldwide Unitary Systems increased 29% in 1998 from the 1997 level (with little effect from foreign exchange), principally reflecting higher U.S. volume and margin increases.

Backlog--The worldwide backlog for Air Conditioning Systems and Services remained at a high level as of December 31, 1999, at $661 million, an increase of 1% from the year-earlier level, excluding foreign exchange effects. This high level reflected continued strength in major markets and improvements in the Far East and Latin America.

PLUMBING PRODUCTS BUSINESS SEGMENT

                                                 Year Ended December 31,
(Dollars in millions)                         1999           1998           1997
--------------------------------------------------------------------------------
Sales                                       $1,755         $1,510         $1,439
Segment income                              $  164         $  119         $  119

Sales by Plumbing Products were $1,755 million in 1999, an increase of 16% (20% excluding the unfavorable effects of foreign exchange), from $1,510 million in 1998. The increase (excluding exchange) primarily reflected a 16% sales gain in the U.S. and a 35% gain for Europe. The increase in Europe included the effect of the acquisition in February 1999 of the Bathrooms Division of Blue Circle Industries PLC, consisting of two principal businesses: Armitage Shanks, a United Kingdom manufacturer, and Ceramica Dolomite, an Italian manufacturer ("Armitage/Dolomite"). Sales of Plumbing Products were $1,510 million in 1998 compared with $1,439 million in 1997, an increase of 5% (9% excluding exchange). The increase (excluding exchange) primarily resulted from sales gains in the Americas and the Far East.

--------------------------------------------------------------------------------

                               Plumbing 1999 Sales
                                  $1.8 Billion

 [The following tables were represented as pie charts in the printed material.]

Residential                             75%
Commercial                              25%

Europe                                  51%
U.S.                                    31%
Other                                   18%

Replacement and Remodeling              60%
New Construction                        40%


    ---------
    AMERICAN
-20-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

Segment income of Plumbing Products was $164 million for 1999, an increase of 38% (44% excluding the unfavorable effects of foreign exchange), from $119 million for 1998. This increase (excluding exchange) was mainly due to increases of 68% in Europe (which includes the effect of the Armitage/Dolomite acquisition) and 50% in the U.S., both driven by volume increases and cost reductions that expanded margins to 9.3% from 7.9%. These gains were tempered by a modest increase in Latin America and a small decrease in the Far East. Segment income of Plumbing Products was $119 million for 1998, the same as for 1997, but increased 5% excluding the unfavorable effects of foreign exchange, because of a 40% gain in the Americas, partly offset by a 16% decline in Europe and the Far East.

Americas--In 1999, Plumbing Products sales in the Americas increased 6% (10% excluding foreign exchange effects) compared with 1998. Sales in the U.S. grew 16% due to strong markets (more than 5% expansion) and market share gains in both the wholesale and retail market channels. Renovation and remodeling in the U.S., driven by the large retail home center expansion, continued to grow and new housing starts remained at high levels. The Company believes that the multi-year trend of sales and market share growth in the U.S. retail market channel will continue and lead to increased Company sales because of strong product and brand-name recognition. The gain in the U.S. was partly offset by decreased sales in Latin America where markets were down significantly. Segment income for the Americas increased 27%, driven primarily by strong volume increases in the U.S. and the benefits of lower-cost sourcing from expanded facilities in Mexico.

In 1998, Plumbing Products sales in the Americas increased 14% (17% excluding foreign exchange effects) compared with 1997. Sales in the U.S. grew 15% due to strong markets and market share gains, primarily attributable to higher volumes with major home improvement retailers and expansion in the wholesale channel. In addition, sales increased 10% in Latin America, primarily on higher volume in Mexico. The increase in segment income for the Americas was primarily due to higher volumes and the benefits of lower-cost sourcing from expanded facilities in Mexico.

Europe--In 1999, sales for Europe increased 30% (35% excluding foreign exchange effects) compared with 1998 sales. The European increase included $279 million of sales from the Armitage/Dolomite businesses acquired in February 1999 (see
Note 4 of Notes to Financial Statements), partly offset by a reduction of $58 million of sales related to the divestiture of French distribution operations in the fourth quarter of 1998. Excluding the acquisition and the divestiture, sales in Europe increased modestly, essentially in line with market growth. Segment income in Europe increased 61% (68% excluding foreign exchange), principally due to the Armitage/Dolomite acquisition and cost improvements from the restructuring of European operations as part of a lower-cost sourcing program.

In 1998, sales for Europe were flat (excluding foreign exchange effects) compared with 1997 because of weak economic conditions and the loss of sales by the French distribution operations which were sold in the fourth quarter of 1998. Segment income in Europe declined 9% (7% excluding foreign exchange), principally due to the effects of weak economic conditions and restructuring-related inefficiencies.

Far East--In 1999, Far East sales and segment income both declined slightly as operations continued to suffer from adverse economic conditions in the region. In 1998, Far East sales increased 5% (37% excluding foreign exchange effects) compared with 1997. The exchange-adjusted increase was principally attributable to the effect of consolidating operations in China following the acquisition of a majority interest in that operation in the fourth quarter of 1997. Other Far East operations suffered from adverse economic conditions in the region. Segment income in the Far East declined in 1998 because of weak economic conditions in most parts of the region.

Backlog--Plumbing Products' backlog as of December 31, 1999, was $154 million, an increase of 93% from December 31, 1998 (excluding foreign exchange effects), reflecting improvements in Europe (including the effect of the Armitage/Dolomite acquisition) and the U.S.


-----------------------------------------AMERICAN STANDARD '99 annual report-21-

American Standard Companies Inc.

VEHICLE CONTROL SYSTEMS BUSINESS SEGMENT

                                                   Year Ended December 31,
(Dollars in millions)                         1999           1998           1997
--------------------------------------------------------------------------------
Sales                                       $1,098         $1,106         $  952
Segment income                              $  134         $  153         $  127

Vehicle Control Systems' sales for 1999 were $1,098 million, down 1% (up 4% excluding unfavorable foreign exchange effects), from $1,106 million in 1998. Increased shipments of anti-lock braking systems (ABS) to the Company's U.S. braking systems marketing joint venture, higher product content per vehicle on new models introduced in 1998 and sales by the U.S. compressor manufacturing joint venture were more than offset by exchange effects. Increased export sales to the U.S. in 1999 reflected the full phase-in of regulations requiring ABS on all new heavy-duty trucks and trailers, and a 21% increase in U.S. truck production. Sales to European commercial vehicle manufacturers declined slightly in 1999, as unit volumes of truck and bus production in Western Europe decreased 1% from 1998 levels. Brazilian sales also declined, as truck production decreased 28%.

Vehicle Control Systems' sales for 1998 were $1,106 million, an increase of 16% (18% excluding the unfavorable effects of foreign exchange), from $952 million in 1997. This gain was driven primarily by increased commercial vehicle production, higher product content per vehicle and increased export sales. Unit volume of truck and bus production in Western Europe increased 16% compared with 1997. Original equipment sales volumes were higher in almost all markets for commercial vehicle braking and other control systems, including increased sales to trailer manufacturers. Export sales from Europe more than doubled, primarily from sales of ABS to the Company's North American braking systems joint venture. Sales of original equipment declined in Brazil, where truck production declined due to weak economic conditions.

--------------------------------------------------------------------------------

                       Vehicle Control Systems 1999 Sales
                                  $1.1 Billion

Europe                             81%
U.S.                               14%
Other                               5%

OEM Conventional                   42%
Electronic                         32%
Aftermarket                        26%

--------------------------------------------------------------------------------

Segment income decreased $19 million ($10 million excluding the unfavorable effects of foreign exchange) to $134 million in 1999, from $153 million in 1998. This was primarily the result of warranty costs (for a problem the Company believes it has solved) and increased product development spending, partly offset by increased income from the U.S. compressor manufacturing joint venture. Overall margin declined from 13.7% in 1998 to 12.2% in 1999. The decline in segment income, however, was substantially offset by increased equity income from the U.S. marketing joint venture which expanded its market-leading position, shipping more than 600,000 anti-lock braking systems to the North American commercial vehicle market in 1999, an increase of 33% over the prior year.

Segment income for Vehicle Control Systems was $153 million in 1998, an increase of 20% (22% excluding the unfavorable effects of foreign exchange) from $127 million in 1997. This increase was principally in Europe and resulted from the higher volume and improved margins due to productivity improvements. These factors were partly offset by the effects of higher development and maintenance costs in Europe, lower volume in Brazil and start-up costs of the new, majority-owned joint ventures in the U.S. and China.

Backlog--Vehicle Control Systems' backlog as of December 31, 1999, was $405 million, an increase of 2% from December 31, 1998 (excluding the unfavorable effects of foreign exchange), reflecting small improvements in several locations.

OTHER FINANCIAL SUMMARY ITEMS

The increase in equity in net income of unconsolidated joint ventures for 1997 through 1999 primarily reflects the strong growth of Vehicle Control


    ---------
    AMERICAN
-22-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

Systems' North American braking systems marketing joint venture. The increase also reflects benefits from the restructuring of Air Conditioning Systems and Services' scroll compressor joint venture in 1997 and increased income from the Company's financing joint venture.

In 1998, the Company committed to restructuring plans designed to achieve lower product costs and improved operating efficiency. Accordingly, the Company recorded charges totaling $197 million ($183 million net of tax benefits) comprised of $185 million for Plumbing Products, $7 million for Air Conditioning Systems and Services and $5 million for Vehicle Control Systems. The Plumbing Products charge included costs related to the closure of five plants in Europe and two in North America, a loss on the sale of the French plumbing distribution operations, write-off of related goodwill and a workforce reduction of approximately 1,600 people. The Air Conditioning Systems and Services charge reflected the closure of one plant in Australia, one plant in Europe and a workforce reduction of 115 people. The Vehicle Control Systems' charge related to the closure of three plants in Europe and a workforce reduction of 75 people. The charge of $197 million was comprised of non-cash asset write-downs of $87 million and accrued charges of $110 million, of which approximately $56 million were paid in 1999 and $19 million in 1998.

In 1999, the Company recorded a $15 million restructuring and asset impairment charge that reflects several elements. During the fourth quarter of 1999 management re-evaluated its plan to close one of its plumbing plants in North America. Management and employees at that plant improved operating efficiency and lowered costs which, together with better-than-expected improvements in the market and the Company's market share, led to the decision not to close that plant. This reduced the number of people to be terminated in North America by approximately 280. The Company also was able to sell the other North American plumbing plant on more favorable terms than initially contemplated. Those two principal reductions and other smaller reductions to estimated severance and facilities costs resulted in a reversal of $29 million of amounts accrued in 1998.

Management also re-evaluated the restructuring plans for Vehicle Control
Systems and decided to transfer additional manufacturing capacity to a facility under construction in Poland, where labor costs are lower. This resulted in additional charges of $17 million for the closure of five manufacturing facilities in Europe and one in Japan, the termination of approximately 625 employees in Europe and 25 in Japan. In addition, certain estimated charges recorded in 1998 were increased to reflect current estimates which resulted in additional charges incurred in 1999 of $14 million. Those increases included changes in severance and other employee-related costs (especially in Spain where significantly higher payments are now anticipated) and higher facilities closure costs. The 1999 charge also includes a $13 million impairment charge related to a minority equity interest in a non-core business. The Company expects to pay the December 31, 1999 balance of $29 million by the end of 2000. See Note 5 of Notes to Consolidated Financial Statements.

Interest expense for 1999 was the same as 1998 as lower overall interest rates, achieved through 1998 and 1999 debt refinancings, offset the effect of increased debt from the Armitage/Dolomite acquisition. In February 1999, the Company acquired Armitage/Dolomite for $427 million. In May 1999, the Company completed the sale of the equivalent of $460 million of Senior Notes, with an average interest rate of 7.7%, and redeemed $150 million of its 10 7/8% Senior Notes. Interest expense decreased $4 million in 1998 compared with 1997, as lower average interest rates achieved through debt refinancing more than offset the effect of increased debt arising from share repurchases and the medical diagnostics businesses acquisition in June 1997. On June 1, 1998, the Company redeemed the $741 million principal amount of its 10 1/2% Senior Subordinated Discount Debentures and the $200 million principal amount of its 9 7/8% Senior Subordinated Notes with lower-rate Senior Notes, as described below. During 1998, the Company purchased $84 million of its common stock and during 1997 purchased $311 million of its common stock and acquired the medical diagnostics businesses for $212 million (see "Liquidity and Capital Resources").


-----------------------------------------AMERICAN STANDARD '99 annual report-23-

American Standard Companies Inc.

Corporate expenses for 1999 totaled $134 million, compared with $110 million in 1998 and $105 million in 1997. The increase in 1999 reflects the costs associated with certain Company officer transitions, a one-time charge related to pension benefits and increased financing fees paid to the Company's financial services joint venture resulting from increased volumes in the U.S. businesses.

The income tax provisions for 1999, 1998 and 1997 were $187 million, $141 million and $124 million, respectively. The effective income tax rate was 41.5% in 1999 and 74.4% in 1998. The 1998 provision reflects an unusually high effective tax rate because there was little tax benefit on the restructuring charges incurred in 1998. Excluding those restructuring charges, the effective rate for 1998 was 40.0% of income from continuing operations before income taxes and extraordinary item. The 1998 rate also reflects foreign tax effects that include a loss contingency related to certain German tax matters, substantially offset by reversal of a U.S. deferred tax liability related to foreign investments. The 1999 and 1998 rates also reflect the effects of rate differences and withholding taxes related to foreign operations, nondeductible goodwill amortization and higher state income taxes in the U.S. The 35.6% rate for 1997 is somewhat lower primarily because of higher levels of taxable income in the U.S., which enabled the Company to recognize previously unrecognized tax benefits. No similar benefits were available in 1999 and 1998. See Note 8 of Notes to Consolidated Financial Statements. The Company expects that its effective income tax rate in 2000 will be reduced to approximately 39% because of an internal reorganization of the Company's subsidiary ownership which should be more tax efficient.

As a result of the redemption of debt in 1998 and 1997 with refinancing proceeds, those years included extraordinary charges of $50 million (net of taxes of $7 million) and $24 million (net of taxes of $6 million), respectively, including call premiums and the write-off of unamortized debt issuance costs. See the following section, "Liquidity and Capital Resources" and Note 11 of Notes to Consolidated Financial Statements for a description of these transactions.

In the fourth quarter of 1999, the Board of Directors of the Company approved a plan for the sale of non-core business assets consisting of the Medical Systems businesses. The Company expects to complete the sale in the second quarter of 2000. Accordingly, Medical Systems is reported as a discontinued operation in the accompanying Consolidated Statement of Operations and the Company's net investment in that operation is reported as net assets of discontinued operations held for sale in the accompanying Consolidated Balance Sheet. All prior periods presented have been restated to reflect these classifications, including applicable footnotes. The loss from discontinued operations in 1999 includes a loss from operations of $14 million (net of income tax benefit of $9 million), and an estimated loss on disposition of $112 million (net of income tax benefit of $8 million). The loss on disposition includes estimated operating losses in 2000 projected through the expected date of sale.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities, after cash interest paid of $181 million, was $474 million for 1999, compared with $462 million for 1998. The increase resulted primarily from higher income and increased depreciation and amortization, partly offset by differences in the timing of accruals and disbursements in the two periods, particularly the restructuring accrual. Operating working capital as a percentage of sales improved to 2.6% in 1999, from 2.9% in 1998, primarily as a result of reductions in working capital in Plumbing Products and Vehicle Control Systems. Net investing activities totaled $836 million, principally due to the acquisition of Armitage/Dolomite for $427 million and capital expenditures of $327 million (including $53 million of investments in affiliated companies)--see "Capital Expenditures." Net cash provided by financing activities of $361 million reflected net incremental borrowing which, together with cash provided by operations, funded the net investing activities.

In January 1997, the Company entered into an amended bank credit agreement ("the 1997 Credit Agreement"). This agreement, which requires no


    ---------
    AMERICAN
-24-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------
repayment of principal prior to its expiration in 2002, provides the Company with senior secured credit facilities aggregating $1.75 billion as follows: (a) a $750 million U.S. dollar revolving credit facility and a $625 million multi-currency revolving credit facility (the "Revolving Facilities"), which by their nature are short term and (b) a $375 million multi-currency periodic access credit facility. Up to $500 million of the Revolving Facilities may be used to issue letters of credit. The 1997 Credit Agreement contains restrictive covenants and other requirements with which the Company believes it is currently in compliance. The Company believes that the amounts available from operating cash flows, funds available under its 1997 Credit Agreement and future borrowings under the remaining portion of a $1 billion shelf registration statement filed with the Securities and Exchange Commission in 1998 ("the 1998 Shelf Registration") will be sufficient to meet its expected operating needs and planned capital expenditures for the foreseeable future. Obligations under the 1997 Credit Agreement are guaranteed by the Company and significant foreign and domestic subsidiaries and are secured by a pledge of the stock of nearly all such subsidiaries. See Note 11 of Notes to Consolidated Financial Statements.

In the first half of 1998, the Company completed public offerings of $1 billion principal amount of Senior Notes with interest rates ranging from 7 1/8% to 7 5/8% and maturity dates from 2003 to 2010. The Senior Notes are issued by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. On June 1, 1998, the Company used the net proceeds of these offerings (approximately $963 million, net of underwriting discounts and interest rate hedge costs) to redeem its 10 1/2% Senior Subordinated Discount Debentures and 9 7/8% Senior Subordinated Notes. The total amount required to complete these redemptions, including call premiums, was $954 million, net of the effect of settlement of certain interest rate swap transactions related to the Senior Subordinated Discount Debentures.

In December 1998, the 1997 Credit Agreement was amended to permit American Standard to issue up to an additional $500 million principal amount of senior or subordinated unsecured debt securities, to reorganize ownership of certain subsidiaries and intellectual property rights (see Note 16 of Notes to Consolidated Financial Statements), and to lower the interest coverage ratios and increase the debt coverage ratios applicable to the Company beginning for periods ending December 31, 1998. The purpose of the amendment was primarily to accommodate the refinancing of $150 million of American Standard's 10 7/8% senior notes due May 15, 1999 and the financing of other proposed capital expenditures, including the acquisition of Armitage/Dolomite described below.

In November 1999, the 1997 Credit Agreement was amended to permit the Company to sell its Medical Systems business and to increase the limit on annual lease payments.

On May 28, 1999, the Company completed the sale of the equivalent of $460 million of Senior Notes, with an average interest rate of 7.7%, issued in three series: 250 million Euro Senior Notes due 2006; 100 million U.S. Dollar Senior Notes due 2009 and 60 million Sterling Senior Notes due 2009. Net proceeds of $452 million from the offering were applied to refinance borrowings incurred to pay $150 million of 10 7/8% Senior Notes at maturity on May 15, 1999 and to refinance a substantial portion of the purchase price of the Armitage/Dolomite acquisition described below. The May 28, 1999 sale of Senior Notes, which are not subject to redemption, was made pursuant to the 1998 Shelf Registration. Debt securities sold under the 1998 Shelf Registration are issued by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. The Company intends to use the net proceeds from any future sales of such debt securities under the 1998 Shelf Registration for general corporate purposes, which may include certain investments, acquisitions, additions to working capital or capital expenditures.

On February 2, 1999, the Company acquired Armitage/Dolomite, a manufacturer of ceramic sanitaryware, brassware and integrated plumbing systems, for approximately $427 million (including fees and expenses) with borrowings under the Company's 1997 Credit Agreement. The acquired business


-----------------------------------------AMERICAN STANDARD '99 annual report-25-

American Standard Companies Inc.

consists of two principle businesses: Armitage Shanks, a United Kingdom manufacturer, and Ceramica Dolomite, an Italian manufacturer. The acquired business has facilities in the United Kingdom and Italy, and employs approximately 3,200 people. The primary markets for its products are in the United Kingdom, Italy, Ireland and Germany. Armitage/Dolomite had 1999 sales of $279 million (for the eleven months following the acquisition). This transaction was accounted for as a purchase and the results of operations have been included in the accompanying financial statements since the date of acquisition. The purchase price was allocated based upon the fair value of the assets acquired and liabilities assumed at the date of acquisition. This resulted in an excess of purchase price over the value of net assets acquired (goodwill) of $300 million which is being amortized over 40 years.

At December 31, 1999, the Company's total indebtedness was $2.6 billion and annual scheduled debt maturities, excluding the 1997 Credit Agreement, were $19 million, $12 million, $13 million, $135 million and $8.6 million for the years 2000 through 2004, respectively. The Company had remaining availability under the 1997 Credit Agreement of approximately $643 million after reduction for borrowings and for $73 million of outstanding letters of credit. The Company's foreign subsidiaries had $79 million available at December 31, 1999, under overdraft facilities which can be withdrawn by the banks at any time. In addition, the Company's operations in China have $18 million available under bank credit facilities after reduction for borrowings of $17 million and letters of credit usage of $20 million.

In 1997, the Company completed a secondary public offering of 12,429,548 shares of the Company's common stock owned by Kelso ASI Partners, L.P. ("ASI Partners"), then the Company's largest stockholder. In conjunction therewith, the Company purchased from ASI Partners 4,628,755 shares of the Company's common stock for $208 million, plus fees and expenses, and issued to ASI Partners warrants, expiring in February 2002, to purchase 3,000,000 shares of the Company's common stock at $55 per share (the "Exercise Price"). The warrants entitle holders to receive cash or shares, at the Company's option, based on the difference between the market value of the Company's common stock and the Exercise Price. All shares sold in the secondary public offering were previously issued and outstanding, and the Company received no proceeds therefrom (see Note 12 of Notes to Consolidated Financial Statements).

On July 9, 1998, the Company's Board of Directors approved a plan to purchase up to $300 million of the Company's common stock, not to exceed $100 million per year, during the three-year period ending July 2001. During 1999, the Company purchased .1 million shares for $4 million and in 1998 purchased 2.7 million shares of its common stock for $84 million, 2.5 million of which shares were purchased for $75 million pursuant to this plan.

During 1997, the Company purchased 6.9 million shares of its common stock for $311 million, including the above-referenced shares purchased from ASI Partners.

The Company is a partner in American Standard Financial Services, a financial services partnership with Transamerica Commercial Finance Corporation. The partnership offers inventory and consumer financing, and plans to provide other lending programs. Programs thus far implemented have enhanced the Company's cash flow and equity income.

The Company does not currently intend to pay dividends and is limited in the amount it may pay under the terms of the 1997 Credit Agreement.

The Company has previously disclosed that German tax authorities have raised questions regarding the treatment of certain significant matters in connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1994. Having proposed to settle one of the issues under dispute, the Company recorded a loss contingency in 1998. See Note 8 of Notes to Consolidated Financial Statements.


    ---------
    AMERICAN
-26-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

CAPITAL EXPENDITURES

The Company's capital expenditures (including investments in affiliated companies) for 1999 were $327 million, compared with $267 million for 1998. The increase for 1999 related primarily to higher capital expenditures for Air Conditioning Systems and Services. Capital spending in 1999 was devoted primarily to shifting production to lower-cost locations, expansion of manufacturing capacity to meet demand, equipment for new products, and continued implementation of Demand Flow Technology.

Capital expenditures for Air Conditioning Systems and Services for 1999 were $155 million, including $38 million of investments in affiliated companies, an increase of 69% from the $91 million of capital spending in 1998, including $5 million of investments in affiliated companies. Major expenditures included projects related to new products and product improvements, capacity expansion and improvements related to Demand Flow Technology and productivity. In addition, Air Conditioning Systems and Services spent $15 million for the acquisition of sales offices.

Plumbing Products' capital expenditures for 1999 were $123 million (including investments in affiliated companies of $10 million), compared with capital expenditures of $126 million in 1998, a decrease of 2%. Expenditures in 1999 included completion of expansion of a chinaware plant in Mexico and expansion of the fittings plant in Bulgaria, offset by reduced spending in most other locations.

Capital expenditures for Vehicle Control Systems in 1999 were $49 million (including investments in affiliated companies of $5 million), compared with $50 million in 1998. Expenditures in 1999 were primarily related to capacity expansion in Europe to serve the U.S. market and satisfy increased demand for electronic products, and commencement of construction of a new facility in Poland.

The Company believes capital spending in recent years has been sufficient for maintenance purposes, important product and process redesigns, expansion projects and strategic investments and acquisitions. The Company expects to continue investing to expand and modernize its existing facilities and affiliated companies and to consider entering into joint ventures and making complementary acquisitions. The Company expects to make capital expenditures in 2000, excluding acquisitions of U.S. air conditioning commercial sales and service operations, of approximately $230 million.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. Management believes that the adoption of Statement No. 133 will not have a significant effect on the Company's results of operations or financial position. See the description of hedging activities in the Market Risk section below.

CYCLICAL AND SEASONAL NATURE OF BUSINESS

The preponderance of Air Conditioning Systems and Services and Plumbing Products sales are to the replacement, remodeling and repair markets. In 1999, only about 6% of the Company's sales were associated with new housing in the United States and about 12% were associated with new commercial construction in the United States, both of which are cyclical. The Company's geographic diversity mitigates the effects of fluctuations in individual new construction markets. Vehicle Control Systems' sales are dependent to a large extent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have been cyclical.


-----------------------------------------AMERICAN STANDARD '99 annual report-27-

American Standard Companies Inc.

Total Company sales and related segment income tend to be seasonally higher in the second and third quarters of the year because summer in the U.S. and other Northern Hemisphere markets is the peak season for sales of Air Conditioning Systems and Services. In addition, a significant percentage of Air Conditioning Systems and Services' sales are attributable to U.S. residential and commercial construction activity, which is generally higher in the second and third quarters of the year.

YEAR 2000 READINESS DISCLOSURE

The following is a Year 2000 Readiness Disclosure in accordance with the Year 2000 Information and Readiness Disclosure Act.

Year 2000 compliance plan. The Company successfully completed a comprehensive plan to become Year 2000 compliant at all of its locations worldwide and has experienced no significant problems. All operating locations functioned normally with uninterrupted service to customers in the first two months of 2000 and no significant problems were reported by any of the Company's customers. The Company will continue to monitor all systems throughout the year 2000.

Costs. The Company's cost to become Year 2000 compliant was approximately $22 million. Of this, approximately $15 million was charged to expense as incurred, including internal and external labor to repair or modify existing software, and costs of consultants employed at various locations to assist with implementation of the Company's plan. The balance of the cost was for replacement hardware and software that was capitalized. These costs were generally not incremental to existing information technology budgets, as existing internal resources were redeployed and the costs of consultants employed were less than 10% of total Year 2000 costs. There were no significant deferrals of information technology projects because of the Company's response to Year 2000 issues. Information technology planning has incorporated client server and Year 2000 initiatives for several years and, therefore, there was little effect on the Company's operations because of unexpected deferrals of projects important to growth or competitiveness. All costs were funded from operating cash flows or other resources available to the Company. Costs to become Year 2000 compliant did not have a material adverse effect on the Company's financial position, results of operations or cash flows.

MARKET RISK

The Company is exposed to fluctuations in the price of major raw material commodities used in the manufacturing process, foreign currency fluctuations and interest rate changes. From time to time the Company enters into agreements to reduce its commodity price, foreign currency and interest rate risks. Such agreements hedge only specific transactions or commitments and the Company does not enter into speculative hedges. To minimize the risk of counter-party nonperformance, such agreements are made only through major financial institutions with significant experience in such financial instruments.

To minimize the risk of fluctuations in the market price of major raw material commodities, such as copper and aluminum used in the manufacturing process, the Company may enter commodity forward contracts to effectively fix the cost of the commodity. Maturity dates of the contracts are scheduled to coincide with market purchases of the commodity. Cash proceeds or payments between the Company and the counter-party at maturity of the contracts are recognized as an adjustment to the cost of the commodity purchased. The Company generally does not enter commodity hedges extending beyond eighteen months. The notional value of commodity forward contracts outstanding as of December 31, 1999 and 1998, was $49 million and $24 million, respectively. A 10% change in the price of commodities hedged would change the fair value of the hedge contracts by $6 million as of December 31, 1999 and $2 million as of December 31, 1998.

The Company conducts significant non-U.S. operations through subsidiaries in most of the major countries of Western Europe, Canada, Brazil, Mexico, Bulgaria, the Czech Republic, Central American countries, China, Malaysia,


    ---------
    AMERICAN
-28-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------
the Philippines, Indonesia, South Korea, Thailand, Taiwan, Australia and Egypt. In addition, the Company conducts business in these and other countries through affiliated companies and partnerships in which the Company owns 50% or less of the stock or partnership interest. Because the Company has manufacturing operations in 29 countries, fluctuations in currency exchange rates may have a significant impact on its financial statements. Such fluctuations have much less effect on local operating results, however, because the Company for the most part sells its products within the countries in which they are manufactured. The asset exposure of foreign operations to the effects of exchange volatility has been partly mitigated by the denomination in foreign currencies of a portion of the Company's borrowings.

However, since the Company sells certain finished products in currencies different than the currency of the subsidiary which manufactured the products, the Company is exposed to foreign currency risk on such transactions. The Company hedges some of this risk by entering foreign currency forward contracts that effectively fix the manufacturing cost. Cash settlement proceeds or payments upon maturity of the contracts are included in the price of the transaction hedged. The Company generally does not enter currency hedges extending beyond one year. The notional value of foreign exchange forward contracts outstanding as of December 31, 1999 and 1998, was $13 million and $12 million, respectively. A 10% change in the exchange rate of the currencies hedged would change the fair value of the contracts by $1 million at both December 31, 1999 and 1998. See Note 13 to the financial statements for more information on financial instruments.

A portion of the Company's debt bears interest at rates that vary with changes in the London Interbank Offered Rate (LIBOR). As of December 31, 1999, $1.0 billion of the Company's total debt bore interest at variable rates. It has been the Company's practice to maintain a significant portion of its debt at fixed interest rates. As of December 31, 1999, approximately 62% of the Company's total debt was at fixed rates.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this report (other than the historical financial data and other statements of historical fact), including, without limitation, statements as to management's expectations and belief, are forward-looking statements. Forward-looking statements are made based upon management's good faith expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with such expectations or that the effect of future developments on the Company will be those anticipated by management. Many important factors could cause actual results to differ materially from management's expectations, including the level of construction activity in the Company's Air Conditioning Systems and Services' and Plumbing Products' markets; the timing of completion and success in the start-up of new production facilities; changes in U.S. or international economic conditions, such as inflation or interest rate fluctuations or recessions in the Company's markets; pricing changes to the Company's supplies or products or those of its competitors, and other competitive pressures on pricing and sales; labor relations; integration of acquired businesses; risks generally relating to the Company's international operations, including governmental, regulatory or political changes; changes in environmental, health or other regulations that may affect one or more of the Company's products or potential products and the inability to obtain regulatory approvals for one or more of the Company's potential products; changes in laws or different interpretations of laws including the risk that German judicial authorities will disagree with the opinions of the Company's German tax counsel; the impact of the Far East economic situation; and transactions or other events affecting the need for, timing and extent of the Company's capital expenditures.


-----------------------------------------AMERICAN STANDARD '99 annual report-29-

Management's Report on Financial Statements

American Standard Companies Inc.

The accompanying consolidated balance sheet at December 31, 1999 and 1998, and related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1999, 1998 and 1997, have been prepared in conformity with generally accepted accounting principles, and the Company believes the statements set forth a fair presentation of financial condition and results of operations. The Company believes that the accounting systems and related controls which it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent auditors who are engaged to express an opinion on the Company's financial statements. The Board of Directors has an Audit Committee of outside Directors which meets periodically with the Company's financial officers, internal auditors and the independent auditors and monitors the accounting affairs of the Company.


/s/ Frederic M. Poses        /s/ G. Peter D'Aloia           /s/ G. Ronald Simon

Frederic M. Poses            G. Peter D'Aloia               G. Ronald Simon
Chairman and                 Senior Vice President and      Vice President and
Chief Executive Officer      Chief Financial Officer        Controller

February 11, 2000


    ---------
    AMERICAN
-30-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

Report of Independent Auditors

The Board of Directors and Stockholders
American Standard Companies Inc.

We have audited the accompanying consolidated balance sheet of American Standard Companies Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Standard Companies Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                /s/ Ernst & Young LLP


New York, New York
February 11, 2000


-----------------------------------------AMERICAN STANDARD '99 annual report-31-

Consolidated Statement of Operations

American Standard Companies Inc.

                                                                                                 Year Ended December 31,
(Dollars in thousands, except share data)                                                 1999            1998              1997
====================================================================================================================================
Sales                                                                                $  7,189,500     $  6,555,349     $  5,957,782
------------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of sales                                                                         5,406,605        4,949,476        4,456,022
  Selling and administrative expenses                                                   1,146,280        1,028,505          936,282
  Restructuring and asset impairment charges                                               14,692          197,300               --
  Other (income) expense                                                                  (17,447)           1,971           26,407
  Interest expense                                                                        187,837          188,347          192,083
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        6,737,967        6,365,599        5,610,794
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and extraordinary item              451,533          189,750          346,988
Income taxes                                                                              187,386          141,249          123,696
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before extraordinary item                               264,147           48,501          223,292
Discontinued operations:
  Loss from operations, net of income tax benefit                                          13,847           14,909          103,432
  Loss from disposal, net of income tax benefit                                           112,000               --               --
------------------------------------------------------------------------------------------------------------------------------------
    Loss from discontinued operations                                                     125,847           14,909          103,432
------------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                                          138,300           33,592          119,860
------------------------------------------------------------------------------------------------------------------------------------
Extraordinary loss on retirement of debt, net of taxes                                         --          (49,909)         (23,637)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common shares                                        $    138,300     $    (16,317)    $     96,223
====================================================================================================================================
Per common share:
  Basic:
    Income from continuing operations                                                $       3.74     $       0.68     $       3.03
    Loss from discontinued operations                                                       (1.78)           (0.21)           (1.40)
    Extraordinary loss on retirement of debt                                                   --            (0.70)           (0.32)
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                                $       1.96     $      (0.23)    $       1.30
====================================================================================================================================
Diluted:
    Income from continuing operations                                                $       3.63     $       0.66     $       2.93
    Loss from discontinued operations                                                       (1.73)           (0.20)           (1.36)
    Extraordinary loss on retirement of debt                                                   --            (0.68)           (0.31)
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                                $       1.90     $      (0.22)    $       1.26
====================================================================================================================================
Average outstanding common shares:
  Basic                                                                                70,524,145       71,729,541       73,801,220
  Diluted                                                                              72,666,406       73,672,018       76,167,486

See notes to consolidated financial statements.


    ---------
    AMERICAN
-32-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

Consolidated Statement of Cash Flows

American Standard Companies Inc.

                                                                                                  Year Ended December 31,
(Dollars in thousands)                                                                       1999           1998            1997
====================================================================================================================================
Cash provided (used) by:
  Operating activities:
    Income before extraordinary item                                                      $   138,300    $    33,592    $   119,860
    Adjustments to reconcile net income to net cash provided by operating activities:
      Non-cash restructuring and asset impairment charges (reversals)                          (7,347)        87,361             --
      Loss from discontinued operations                                                       125,847         14,909        103,432
      Depreciation                                                                            148,315        130,681        122,759
      Amortization of goodwill and other intangibles                                           53,744         45,396         36,464
      Non-cash interest                                                                         7,206         31,599         59,857
      Non-cash stock compensation                                                                  --          6,228          9,930
      Changes in assets and liabilities:
        Accounts receivable                                                                   (58,541)       (89,787)       (41,190)
        Inventories                                                                           (20,546)       (31,449)       (23,246)
        Accounts payable and accrued payrolls                                                  73,662         90,667         26,075
        Postretirement benefits                                                                14,609         14,647          8,485
        Other long-term liabilities                                                           (13,145)        (1,002)        46,301
        Other, net                                                                             49,470        144,089        (24,508)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                                    511,574        476,931        444,219
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used) by discontinued operations                                                    (37,798)       (14,832)       (12,569)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                     473,776        462,099        431,650
------------------------------------------------------------------------------------------------------------------------------------
Investing activities:
  Purchases of property, plant and equipment                                                 (274,474)      (245,761)      (241,669)
  Investments in affiliated companies and other businesses                                    (52,839)       (22,432)       (56,925)
  Investments in computer software                                                            (85,546)       (59,989)       (35,048)
  Acquisition of businesses, net of cash acquired                                            (426,999)            --       (212,270)
  Proceeds from disposals of property, plant and equipment                                     17,048         31,676         12,649
  Other                                                                                       (13,035)       (16,507)        18,696
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                                      (835,845)      (313,013)      (514,567)
------------------------------------------------------------------------------------------------------------------------------------
Financing activities:
  Proceeds from issuance of long-term debt                                                    483,520      1,012,125        401,543
  Repayments of long-term debt, including redemption premiums                                (198,137)      (996,578)      (655,335)
  Net change in revolving credit facilities                                                    51,685        (23,860)       622,559
  Net change in other short-term debt                                                          21,442          4,912          8,673
  Purchases of treasury stock                                                                  (4,186)       (83,667)      (310,654)
  Proceeds from exercise of stock options                                                       6,987          7,724          7,644
  Financing costs and other                                                                       128        (33,984)       (18,099)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                              361,439       (113,328)        56,331
Effect of exchange rate changes on cash and cash equivalents                                   (1,195)           118         (5,941)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                           (1,825)        35,876        (32,527)
Cash and cash equivalents at beginning of period                                               63,048         27,172         59,699
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                $    61,223    $    63,048    $    27,172
====================================================================================================================================

See notes to consolidated financial statements.


-----------------------------------------AMERICAN STANDARD '99 annual report-33-

Consolidated Balance Sheet

American Standard Companies Inc.

                                                                                                        Year Ended December 31,
(Dollars in thousands, except share data)                                                             1999                  1998
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                        $   61,223             $   63,048
  Accounts receivable, less allowance for doubtful accounts--
    1999, $45,903; 1998, $33,264                                                                      986,338                895,605
  Inventories                                                                                         504,183                439,475
  Future income tax benefits                                                                           48,770                 41,338
  Net assets of discontinued operations held for sale                                                  50,780                138,829
  Other current assets                                                                                 74,253                 86,511
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                          1,725,547              1,664,806
Facilities, at cost, net of accumulated depreciation                                                1,414,183              1,211,025
Other assets:
  Goodwill, net of accumulated amortization--
    1999, $278,162; 1998, $246,707                                                                    991,120                759,857
  Debt issuance costs, net of accumulated amortization--
    1999, $15,315; 1998, $9,542                                                                        42,079                 40,225
  Other                                                                                               513,058                430,632
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $4,685,987             $4,106,545
====================================================================================================================================


    ---------
    AMERICAN
-34-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

                                                                                                        Year Ended December 31,
(Dollars in thousands, except share data)                                                              1999                1998
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Loans payable to banks                                                                            $   736,883         $   731,968
  Current maturities of long-term debt                                                                   19,210             168,682
  Accounts payable                                                                                      577,992             529,055
  Accrued payrolls                                                                                      225,205             197,085
  Other accrued liabilities                                                                             626,260             570,457
  Taxes on income                                                                                       101,070             113,977
------------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                       2,286,620           2,311,224
Long-term debt                                                                                        1,886,739           1,527,518
Other long-term liabilities:
  Postretirement benefits                                                                               436,106             468,197
  Deferred tax liabilities                                                                               55,199              48,327
  Other                                                                                                 517,823             452,263
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                               5,182,487           4,807,529
Commitments and contingencies
Stockholders' deficit:
  Preferred stock, 2,000,000 shares authorized; none issued and outstanding
  Common stock, $.01 par value, 200,000,000 shares authorized; shares issued
    and outstanding--1999, 70,742,538; 1998, 69,924,615                                                     707                 699
  Capital surplus                                                                                       595,086             594,041
  Treasury stock                                                                                       (363,351)           (379,607)
  Accumulated deficit                                                                                  (553,281)           (691,581)
  Foreign currency translation effects                                                                 (175,661)           (224,536)
------------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' deficit                                                                      (496,500)           (700,984)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $ 4,685,987         $ 4,106,545
====================================================================================================================================

See notes to consolidated financial statements.


-----------------------------------------AMERICAN STANDARD '99 annual report-35-

Consolidated Statement of Stockholders' Deficit

American Standard Companies Inc.



                                                        Common   Capital   Subscriptions    Treasury   Accumulated
(Dollars in thousands)                                  Stock    Surplus    Receivable       Stock       Deficit
===================================================================================================================
Balance at December 31, 1996                          $    786   $563,873     $  (395)     $      --   $(771,487)
  Net income                                                --         --          --             --      96,223
  Foreign currency translation                              --         --          --             --          --

    Total comprehensive income

  Treasury stock purchased                                 (70)        --          --       (310,654)         --
  Stock options exercised including tax benefit              4      8,717          --             --          --
  Other common stock issued and tax benefits                --     14,378          --          1,101          --
  Payments on subscriptions                                 --         --         334             --          --
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                               720    586,968         (61)      (309,553)   (675,264)
  Net loss                                                  --         --          --             --     (16,317)
  Foreign currency translation                              --         --          --             --          --

    Total comprehensive income

  Treasury stock purchased                                 (28)        --          --        (88,707)         --
  Stock options exercised including tax benefit              4     11,910          --             --          --
  Common stock issued to Employee Stock Purchase Plan        2     (2,486)         --          8,711          --
  Other common stock issued                                  1     (2,351)         --          9,942          --
  Payments on subscriptions                                 --         --          61             --          --
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                               699    594,041          --       (379,607)   (691,581)
  Net income                                                --         --          --             --     138,300
  Foreign currency translation                              --         --          --             --          --

    Total comprehensive income

  Treasury stock purchased                                  (1)        --          --         (4,185)         --
  Stock options exercised including tax benefit              3      8,099          --             --          --
  Common stock issued to Employee Stock Purchase Plan        3     (2,732)         --         10,203          --
  Other common stock issued                                  3     (4,322)         --         10,238          --
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                          $    707   $595,086     $    --      $(363,351)  $(553,281)
===================================================================================================================

                                                          Foreign
                                                          Currency     Compre-
                                                         Translation   hensive
(Dollars in thousands)                                     Effects     Income
================================================================================
Balance at December 31, 1996                            $(173,158)
  Net income                                                   --     $  96,223
  Foreign currency translation                            (39,435)      (39,435)
                                                                      ---------
    Total comprehensive income                                        $  56,788
                                                                      =========
  Treasury stock purchased                                     --
  Stock options exercised including tax benefit                --
  Other common stock issued and tax benefits                   --
  Payments on subscriptions                                    --
-----------------------------------------------------------------
Balance at December 31, 1997                             (212,593)
  Net loss                                                     --     $ (16,317)
  Foreign currency translation                            (11,943)      (11,943)
                                                                      ---------
    Total comprehensive income                                        $ (28,260)
                                                                      =========
  Treasury stock purchased                                     --
  Stock options exercised including tax benefit                --
  Common stock issued to Employee Stock Purchase Plan          --
  Other common stock issued                                    --
  Payments on subscriptions                                    --
-----------------------------------------------------------------
Balance at December 31, 1998                             (224,536)
  Net income                                                   --     $ 138,300
  Foreign currency translation                             48,875        48,875
                                                                      ---------
    Total comprehensive income                                        $ 187,175
                                                                      =========
  Treasury stock purchased                                     --
  Stock options exercised including tax benefit                --
  Common stock issued to Employee Stock Purchase Plan          --
  Other common stock issued                                    --
-----------------------------------------------------------------
Balance at December 31, 1999                            $(175,661)
=================================================================

See notes to consolidated financial statements.


    ---------
    AMERICAN
-36-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

Notes to Consolidated Financial Statements

American Standard Companies Inc.

NOTE 1. Description of Company

American Standard Companies Inc. (the "Company") is a Delaware corporation that has as its only significant assets all the outstanding common stock of American Standard Inc. and American Standard International Inc. ("ASII"), both Delaware corporations. Hereinafter, "American Standard" or "the Company" will refer to the Company, or to the Company and American Standard Inc. and ASII, including their subsidiaries, as the context requires.

American Standard is a global diversified manufacturer of high quality, brand-name products in three major business groups: air conditioning systems and services for commercial, institutional and residential buildings; plumbing fixtures and fittings for bathrooms and kitchens; and vehicle control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles.

NOTE 2. Accounting Policies

Financial Statement Presentation--The consolidated financial statements include the accounts of majority-owned subsidiaries; intercompany transactions are eliminated. Investments in unconsolidated joint ventures are included at cost plus the Company's equity in undistributed earnings.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to postretirement benefits, income taxes, warranties and asset lives.

Foreign Currency Translation--Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a american standard'99 annual report separate component of stockholders' equity. Gains or losses resulting from transactions in other than the functional currency are reflected in the Consolidated Statement of Operations, except for transactions which hedge net investments in a foreign entity and intercompany transactions of a long-term investment nature. For operations in countries that have hyper-inflationary economies, net income includes gains and losses from translating assets and liabilities at year-end rates of exchange, except for inventories and facilities, which are translated at historical rates.

The losses from foreign currency transactions and translation losses in countries with hyper-inflationary economies reflected in expense were $1.2 million in 1999, $6.5 million in 1998 and $4.2 million in 1997.

Revenue Recognition--Sales are recorded when shipment occurs and title passes to a customer.

Cash Equivalents--Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Inventories--Inventory costs are determined principally by the use of the last-in, first-out (LIFO) method, and are stated at the lower of such cost or realizable value.

Facilities--The Company capitalizes costs, including interest during construction, of fixed asset additions, improvements, and betterments that add to productive capacity or extend the asset life. Maintenance and repair expenditures are expensed as incurred.

Computer Software--In 1999, the Company adopted Statement of
Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants and effective for fiscal years beginning after December 31, 1998. In accordance with the provisions of that statement, the Company capitalizes the costs of obtaining or developing computer software, including


-----------------------------------------AMERICAN STANDARD '99 annual report-37-

American Standard Companies Inc.

directly-related payroll costs. The Company amortizes those costs predominantly over five to seven years, beginning when the software is ready for its intended use.

Goodwill--Goodwill is amortized over 40 years. The carrying value is reviewed if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired, impairment is measured by comparing the carrying value of goodwill to fair value. Fair value is determined based on quoted market values, discounted cash flows or appraisals. In addition, the Company assesses long-lived assets for impairment under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances indicate that the carrying amount of those assets may not be recoverable.

Debt Issuance Costs--The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt.

Warranties--The Company provides for estimated warranty costs at the time of sale. Revenues from the sales of extended warranty contracts are deferred and amortized on a straight-line basis over the terms of the contracts except when historical evidence indicates otherwise. Warranty obligations beyond one year are included in other long-term liabilities.

Postretirement Benefits--Postretirement pension benefits are provided for substantially all employees of the Company, both in the United States and abroad. In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Such benefits are accounted for on an accrual basis using actuarial assumptions.

Depreciation--Depreciation and amortization are computed on the straight-line method based on the estimated useful life of the asset or asset group.

Research and Development Expenses--Research and development costs are expensed as incurred. The Company expended approximately $156 million in 1999, $143 million in 1998 and $149 million in 1997 for research activities and product development and for product engineering. Expenditures for research and product development only were $103 million, $97 million and $99 million in the respective years.

Income Taxes--Deferred income taxes are determined on the liability method, and are recognized for all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested.

Advertising Expense--The cost of advertising is expensed as incurred.
The Company incurred $105 million, $106 million and $111 million of advertising costs in 1999, 1998 and 1997, respectively.

Earnings Per Share--Basic earnings per share have been computed using the weighted average number of common shares outstanding. For 1999, 1998 and 1997, the average number of outstanding common shares used in computing diluted earnings per share included 2,142,261, 1,942,477 and 2,366,266 average incremental shares, respectively, from the assumed exercise of stock options issued under the Company's Stock Incentive Plan (see Note 12).

Comprehensive Income--Comprehensive income consists solely of net income and foreign currency translation adjustments and is presented in


    ---------
    AMERICAN
-38-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------
the Consolidated Statement of Stockholders' Deficit. The Company's investments in its foreign subsidiaries are considered to be permanently invested and no provision for income taxes on the related foreign exchange translation adjustments of those subsidiaries has been recorded.

Financial Instruments with Off-Balance-Sheet Risk--The Company from time to time enters into agreements to reduce its foreign currency, commodity price and interest rate risks. Gains and losses from underlying rate or price changes are included in income unless the contract hedges a net investment in a foreign entity, a firm commitment, or related debt instrument, in which case gains and losses are included as a component of foreign currency translation effects in stockholders' equity or included as a component of the transaction (see Note
13).

Stock Based Compensation--The Company grants to employees options to acquire a fixed number of shares of the Company's common stock with an exercise price equal to the market value of the shares at the date of grant. Accordingly, the Company recognizes no compensation expense for stock option grants under APB Opinion No. 25, Accounting for Stock Issued to Employees.

NOTE 3. Discontinued Operations

In the fourth quarter of 1999, the Board of Directors of the Company approved a plan for the sale of non-core business assets consisting of the Medical Systems segment. The Company expects to complete the sale in the second quarter of 2000. Accordingly, Medical Systems is reported as a discontinued operation in the accompanying Consolidated Statement of Operations and the Company's net investment in that operation is reported in the accompanying Consolidated Balance Sheet as assets of discontinued operations held for sale. All prior periods presented have been restated to reflect these classifications, including applicable footnotes.

The loss on sale includes a provision for estimated operating losses in 2000 projected through the expected date of sale. The estimate is based upon certain assumptions about the timing of the sale and expected proceeds. Actual amounts may differ.

Summarized results of the discontinued Medical Systems segment are as follows (dollars in millions):

                                                  Year Ended December 31,
                                                1999        1998         1997
--------------------------------------------------------------------------------
Sales                                         $  97.2      $ 97.6      $  49.7
================================================================================
Loss from operations before
  income tax benefit                          $ (22.6)     $(24.3)     $ (19.9)
Income tax benefit                                8.8         9.4          6.8
--------------------------------------------------------------------------------
Loss from operations                            (13.8)      (14.9)       (13.1)
--------------------------------------------------------------------------------
Write-off of purchased research and
  development with no tax benefit                  --          --        (90.3)
--------------------------------------------------------------------------------
Loss on sale, including provision for
  operating losses in 2000 to the date
  of sale, before income tax benefit           (120.0)         --           --
Income tax benefit (a)                            8.0          --           --
--------------------------------------------------------------------------------
Loss on sale                                   (112.0)         --           --
--------------------------------------------------------------------------------
Loss from discontinued operations             $(125.8)     $(14.9)     $(103.4)
================================================================================

(a) The income tax benefit on this loss is less than the benefit at statutory rates because the disposition generated capital losses that can be utilized only if future capital gains arise, which is not reasonably assured.

NOTE 4. Acquisition of Armitage/Dolomite

On February 2, 1999, the Company acquired the Bathrooms Division of Blue Circle Industries PLC, a manufacturer of ceramic sanitaryware, brassware and integrated plumbing systems, for $427 million, including fees and expenses and net of cash acquired, with borrowings under the Company's 1997 Credit Agreement. The acquired business consists of two principal


-----------------------------------------AMERICAN STANDARD '99 annual report-39-

American Standard Companies Inc.

businesses, Armitage Shanks, a United Kingdom manufacturer, and Ceramica Dolomite, an Italian manufacturer ("Armitage/Dolomite"). The acquired business has facilities in the United Kingdom and Italy, and employs approximately 3,200 people. The primary markets for its products are in the United Kingdom, Italy, Ireland and Germany.

This transaction was accounted for as a purchase and the results of operations have been included in the accompanying financial statements since the date of acquisition. The purchase price was allocated based upon the fair value of the assets acquired and liabilities assumed at the date of acquisition. This resulted in an excess of purchase price over the value of net assets acquired (goodwill) of $300 million which is being amortized over 40 years.

In 1999, Armitage/Dolomite had sales of $279 million for the eleven months since the date of acquisition.

NOTE 5. Restructuring and Asset Impairment Charges

In 1998, the Company committed to restructuring plans designed to achieve lower product costs and improved efficiency. Key elements of the plans include the transfer of significant manufacturing capacity to locations with lower labor costs and the sale of certain assets. In connection therewith, the Company determined that certain long-lived assets were impaired. Accordingly, in the second half of 1998 the Company recorded charges totaling $197 million ($183 million net of tax benefits, or $2.49 per diluted share), including $185 million for Plumbing Products, $7 million for Air Conditioning Systems and Services and $5 million for Vehicle Control Systems.

The Plumbing Products charge of $185 million reflected the planned closure of five plants in Europe and two in North America. The charge included a loss on the sale of the French plumbing distribution operations, costs related to a workforce reduction of approximately 1,600 people and, applying the criteria of FAS 121, write-downs of impaired fixed assets and related goodwill. The Air Conditioning Systems and Services charge of $7 million resulted from the closure of one plant in Australia, one plant in Europe and a workforce reduction of 115 people. The Vehicle Control Systems charge of $5 million primarily reflected a workforce reduction of 75 people in Europe related to outsourcing certain machining work to lower-cost outside vendors and the closure of three small plants.

In 1999, the Company recorded a $15 million restructuring and asset impairment charge which reflects several elements. During the fourth quarter of 1999 management re-evaluated its plan to close one of the plumbing plants in North America. Management and employees at that plant improved operating efficiency and lowered costs which, together with better-than-expected improvements in the market and the Company's market share, led to the decision not to close that plant. This reduced the number of people to be terminated in North America by approximately 280. The Company also was able to sell the other North American plumbing plant on more favorable terms than initially contemplated. Those two principal reductions and other smaller reductions to estimated severance and facilities costs resulted in a reversal of $29 million of amounts accrued in 1998. Management also re-evaluated the restructuring plans for Vehicle Control Systems and decided to transfer additional manufacturing capacity to a facility to be constructed in Poland, where labor costs are lower. This resulted in additional charges of $17 million for the closure of five manufacturing facilities in Europe and one in Japan, the termination of approximately 625 more employees in Europe and 25 in Japan. In addition, certain estimated charges recorded in 1998 were increased to reflect current estimates which resulted in additional charges incurred in 1999 of $14 million. Those increases included changes in severance and other employee-related costs (especially in Spain where significantly higher payments are now anticipated) and higher facilities closure costs. The 1999 charge also includes a $13 million impairment charge related to a minority equity interest in a non-core business, as the Company does not expect to recover its investment.


    ---------
    AMERICAN
-40-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

Following is a summary of the restructuring and asset impairment charges accrued and activity through December 31, 1999 (dollars in millions):

                                                                                                     Additional
                                                           Non-cash       Payments        Reversal    Charges    Non-cash   Balance
                                                 Initial   Write-off   --------------      of 1998    Accrued    Write-off  Dec. 31,
                                                 Charge     in 1998    1998      1999      Charges    in 1999     in 1999     1999
------------------------------------------------------------------------------------------------------------------------------------
Termination payments to employees                $ 48.9     $   --    $ 10.4    $ 39.0     $  3.2     $ 20.5      $   --     $ 16.8
Other employee costs                               33.4         --       4.3      11.0       10.7         --          --        7.4
Facilities write-downs (a)                         87.0       71.1        --       4.7        9.9        8.9         8.9        1.3
Loss on sale of French distribution business (b)   19.1       14.9       3.6        .6         --         --          --         --
Impairment of investment in non-core business        --         --        --        --         --       12.6        12.6         --
Other                                               8.9        1.4        .2        .6        5.0        1.4          --        3.1
------------------------------------------------------------------------------------------------------------------------------------
                                                 $197.3     $ 87.4    $ 18.5    $ 55.9     $ 28.8     $ 43.4      $ 21.5     $ 28.6
====================================================================================================================================

(a) Includes goodwill write-off of $31.3 million in 1998 related to an asset impairment charge for the French plumbing manufacturing operations.
(b)   Includes goodwill write-off of $12.3 million.

The Company expects that essentially all of the $29 million balance as of December 31, 1999 will be utilized by the end of 2000.

The accrued termination payments to employees are for severance payments after termination. Other employee costs include negotiated supplemental payments to pension funds and other payments to union organizations for the benefit of terminated employees. After the decisions not to close one of the North America plumbing plants and to close additional Vehicle Control Systems plants, 2,260 employees are being terminated, including 1,810 hourly factory workers and 450 salaried administrative personnel. Of these, 1,365 had been terminated as of December 31, 1999.

The facilities being closed and written down include 7 owned and 6 leased manufacturing plants, and the related manufacturing equipment. The owned plants are being held for disposal and, accordingly, were written down to the lower of carrying amount or fair value, less costs to sell. As of December 31, 1999, three of the facilities have been sold. Four others are being held for sale. Leases on the six rented facilities will be terminated upon payment of obligations specified or negotiated under the lease contracts. Manufacturing equipment being scrapped was written off and equipment being sold has been written down to the lower of carrying amount or fair value, less costs to sell. The net carrying value of land, buildings and equipment held for sale as of December 31, 1999 was $7.2 million. The closure of certain facilities necessitates the investigation of potential environmental contamination or the legal or regulatory requirement to remediate the facility. In addition, the sale of one facility contractually obligates the Company to demolish and remediate the site.

Approximately one-half of other restructuring costs are leasehold termination costs, with the remainder consisting of cash grants forfeited upon closure of a facility in Italy and other miscellaneous costs.


-----------------------------------------AMERICAN STANDARD '99 annual report-41-

American Standard Companies Inc.

The tax benefit on the total charge is at lower than normal rates because the goodwill write-off is not deductible for tax purposes and in certain countries the tax benefits on these charges are not expected to be realized.

NOTE 6. Other Income (Expense)

Other income (expense) was as follows:

                                                        Year Ended December 31,
(Dollars in millions)                                  1999      1998      1997
--------------------------------------------------------------------------------
Interest Income                                       $ 4.7     $ 6.9    $  5.9
Equity in net income of
 unconsolidated joint ventures                         36.9      27.4      11.9
Minority interest                                       2.6      (1.5)    (10.1)
Accretion expense                                     (14.4)    (22.9)    (26.7)
Foreign exchange loss                                  (5.9)     (6.7)     (2.2)
Other, net                                             (6.5)     (5.2)     (5.2)
--------------------------------------------------------------------------------
                                                      $17.4     $(2.0)   $(26.4)
================================================================================

The Company has investments in affiliates that are accounted for on the equity method. The most significant of these investments is Meritor WABCO Vehicle Control Systems ("Meritor/WABCO"). Meritor/WABCO, in which the Company has a 50% equity ownership, is a U.S. sales and marketing organization serving truck, trailer and bus manufacturers and aftermarket distribution for Vehicle Control Systems.

NOTE 7. Postretirement Benefits

The Company sponsors postretirement benefit plans covering substantially all employees, including an Employee Stock Ownership Plan (the "ESOP") for the Company's U.S. salaried employees and certain U.S. hourly employees. The ESOP is an individual account, defined contribution plan. Shares of the Company's common stock held by the ESOP are allocated to the accounts of eligible employees (primarily through basic allocations of 3% of covered compensation and a matching Company contribution of up to 6% of covered compensation invested in the Company's 401(k) savings plan by employees). The Company has funded basic and matching allocations to the ESOP accounts through weekly contributions of cash since May 1997. Prior to that date, the Company funded the ESOP with shares of the Company's common stock based upon the closing price each Friday for shares of the Company's common stock quoted on the New York Stock Exchange. The Company intends to fund the ESOP in future years through contributions of cash or shares of the Company's common stock.

Benefits under defined benefit pension plans on a worldwide basis are generally based on years of service and employees' compensation during the last years of employment. In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Funding decisions are based upon the tax and statutory considerations in each country. Accretion expense is the implicit interest cost associated with amounts accrued and not funded and is included in "other expense." At December 31, 1999, funded plan assets related to pensions were held primarily in fixed income and equity funds. Postretirement health and life insurance benefits are funded as incurred.


    ---------
    AMERICAN
-42-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ending December 31, 1999 and 1998, and a statement of the funded status as of December 31, 1999 and 1998:

                                                             1999         1999        1999         1998          1998         1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Domestic                               Domestic
                                                           Domestic     Health &     Foreign      Domestic     Health &     Foreign
                                                           Pension      Life Ins.    Pension      Pension      Life Ins.    Pension
(Dollars in millions)                                      Benefits     Benefits     Benefits     Benefits     Benefits     Benefits
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation of benefit obligation:
  Obligation at beginning of year                          $ 441.9      $ 201.8      $ 528.5       $403.4      $ 191.4      $ 470.0
  Service cost                                                12.1          6.5         29.0          9.5          5.8         21.2
  Interest cost                                               30.6         13.7         26.5         28.2         13.1         25.6
  Participant contributions                                     --          4.3          3.5           --          4.0          2.1
  Plan amendments                                             16.4           --          2.8          6.9           --           --
  Actuarial (gain) loss                                      (54.3)       (16.6)       (33.1)        21.5          3.4         21.9
  Acquisitions                                                  --           --         88.6           --           --           --
  Benefit payments                                           (28.3)       (16.6)       (34.8)       (27.6)       (15.9)       (27.7)
  Foreign exchange effects                                      --           --        (51.3)          --           --         15.4
------------------------------------------------------------------------------------------------------------------------------------
  Obligation at end of year                                $ 418.4      $ 193.1      $ 559.7       $441.9      $ 201.8      $ 528.5
====================================================================================================================================
Reconciliation of fair value of plan assets:
  Fair value of plan assets at beginning of year           $ 440.0      $    --      $ 262.4       $386.0      $    --      $ 241.6
  Actual return on assets                                     76.0           --         57.5         69.9           --         27.5
  Acquisition                                                   --           --         94.8           --           --           --
  Employer contributions                                      10.0         12.3         32.0         11.7         11.9         21.0
  Participant contributions                                     --          4.3          3.5           --          4.0          2.1
  Benefit payments                                           (28.3)       (16.6)       (34.8)       (27.6)       (15.9)       (27.7)
  Other expenses                                                --           --         (1.0)          --           --           --
  Foreign exchange effects                                      --           --         (8.4)          --           --         (2.1)
------------------------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year                 $ 497.7      $    --      $ 406.0       $440.0      $    --      $ 262.4
====================================================================================================================================
Funded Status at December 31:
  Funded status                                            $  79.3      $(193.1)     $(153.7)      $ (1.9)     $(201.8)     $(266.1)
  Unrecognized prior service cost                             41.7         (8.0)         7.3         27.7         (8.8)         7.4
  Unrecognized net actuarial (gain) loss                    (168.3)        13.7        (76.6)       (72.5)        31.4         (7.3)
------------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                      $ (47.3)     $(187.4)     $(223.0)      $(46.7)     $(179.2)     $(266.0)
====================================================================================================================================


-----------------------------------------AMERICAN STANDARD '99 annual report-43-

American Standard Companies Inc.

The following tables provide a summary of plans with assets in excess of accumulated benefit obligations and plans with accumulated benefit obligations in excess of assets for the foreign and domestic pension benefits as of December 31:

                                                                    1999               1999              1998               1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Assets in         Accumulated        Assets in         Accumulated
                                                                  Excess of           Benefit          Excess of           Benefit
                                                                 Accumulated        Obligations       Accumulated        Obligations
                                                                   Benefit         in Excess of         Benefit         in Excess of
(Dollars in millions)                                            Obligations          Assets          Obligations          Assets
------------------------------------------------------------------------------------------------------------------------------------
Domestic pension benefits:
  Projected benefit obligation                                     $387.2             $ 31.2             $421.2             $ 20.7
  Accumulated benefit obligation                                    379.4               23.7              413.7               14.5
  Fair value of plan assets                                         497.7                 --              440.0                 --
  Accrued benefit liabilities                                       (21.0)             (26.3)             (30.9)             (15.8)

Foreign pension benefits:
  Projected benefit obligation                                     $276.4             $283.3             $214.4             $314.1
  Accumulated benefit obligation                                    240.1              258.6              191.1              283.8
  Fair value of plan assets                                         385.3               20.7              240.1               22.3
  Prepaid benefit costs (accrued benefit liabilities)                54.8             (277.8)              39.4             (305.4)

The projected benefit obligation for postretirement benefits was determined using the following assumptions:

                                                                             1999           1999             1998           1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Domestic      Foreign          Domestic        Foreign
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions as of December 31:
  Discount rate                                                              8.00%       4.25%-7.25%         6.75%       3.00%-6.50%
  Long-term rate of inflation                                                2.80%        0.5%-2.30%         2.80%        0.5%-1.80%
  Merit and promotion increase                                               1.70%             1.70%         1.70%             1.70%
  Rate of return on plan assets                                              9.00%       3.50%-6.50%         9.00%       4.00%-8.25%


    ---------
    AMERICAN
-44-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

The weighted-average annual assumed rate of increase in the health care cost trend rate is 5% for 2000 and is assumed to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A change in the assumed rate of one percentage point for each future year would have the following effects:

(Dollars in millions)                           1% Increase       1% Decrease
--------------------------------------------------------------------------------
Effect on the health care component of
  accumulated postretirement obligation            $13.5             $12.6
Effect on total of service and interest cost
  components of net periodic postretirement
  health care benefit cost                         $ 3.0             $ 2.7

Total postretirement costs were:

                                                        Year Ended December 31,
(Dollars in millions)                                  1999      1998      1997
--------------------------------------------------------------------------------
Pension benefits                                      $ 51.8    $ 42.1    $ 39.5
Health and life insurance benefits                      20.4      18.8      17.2
--------------------------------------------------------------------------------
Defined benefit plan cost                               72.2      60.9      56.7
Defined contribution plan cost,
  principally ESOP                                      46.2      39.9      32.1
--------------------------------------------------------------------------------
Total postretirement cost, including
  accretion expense                                   $118.4    $100.8    $ 88.8
================================================================================

Postretirement cost had the following components:

                                                                                  Year Ended December 31,
                                                           1999          1999        1998         1998          1997        1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Health &                  Health &                  Health &
                                                          Pension      Life Ins.    Pension      Life Ins.    Pension      Life Ins.
(Dollars in millions)                                     Benefits     Benefits     Benefits     Benefits     Benefits     Benefits
------------------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period             $ 41.1       $  6.5       $ 30.7       $  5.8       $ 26.3       $  4.7
Interest cost on the projected benefit obligation            57.1         13.7         53.8         13.1         53.9         12.9
Less assumed return on plan assets:
  Actual return on plan assets                             (133.5)          --        (97.4)          --       (107.4)          --
  Excess asset gain deferred                                 77.4           --         49.4           --         63.2           --
------------------------------------------------------------------------------------------------------------------------------------
                                                            (56.1)          --        (48.0)          --        (44.2)          --
Amortization of prior service cost                            4.9          (.8)         4.0          (.7)         3.0          (.7)
Amortization of net (gain) loss                               4.8          1.0           .4           .6           .5           .3
------------------------------------------------------------------------------------------------------------------------------------
Defined benefit plan cost                                    51.8         20.4         40.9         18.8         39.5         17.2
------------------------------------------------------------------------------------------------------------------------------------
Curtailment loss                                               --           --          1.2           --           --           --
------------------------------------------------------------------------------------------------------------------------------------
Net defined benefit plan cost after curtailments           $ 51.8       $ 20.4       $ 42.1       $ 18.8       $ 39.5       $ 17.2
====================================================================================================================================
Accretion expense reflected in "other expense"             $   .7       $ 13.7       $  9.8       $ 13.1       $ 13.8       $ 12.9
====================================================================================================================================

Amortization of prior service costs are computed on the straight-line method over the average remaining service period of active participants.


-----------------------------------------AMERICAN STANDARD '99 annual report-45-

American Standard Companies Inc.

NOTE 8. Income Taxes

The Company's income (loss) from continuing operations before income taxes and extraordinary item, and the applicable provision (benefit) for income taxes were:

                                                     Year Ended December 31,
(Dollars in millions)                              1999      1998         1997
--------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes and extraordinary item:
    Domestic                                      $298.1    $216.2(a)    $196.3
    Foreign                                        153.4     (26.5)(a)    150.7
--------------------------------------------------------------------------------
                                                  $451.5    $189.7       $347.0
--------------------------------------------------------------------------------
Provision (benefit) for income taxes:
  Current:
    Domestic                                      $116.9    $ 92.2       $103.3
    Foreign                                         42.2     111.8         67.2
--------------------------------------------------------------------------------
                                                   159.1     204.0        170.5
--------------------------------------------------------------------------------
  Deferred:
    Domestic                                        17.2     (66.1)       (42.9)
    Foreign                                         11.1       3.3         (3.9)
--------------------------------------------------------------------------------
                                                    28.3     (62.8)       (46.8)
--------------------------------------------------------------------------------
  Total provision                                 $187.4    $141.2       $123.7
================================================================================

(a) Includes $197.3 million of restructuring expense in 1998: domestic $19.0 million; foreign $178.3 million. Associated tax benefits were $13.6 million: domestic $7.6 million; foreign $6.0 million.

A reconciliation between the actual income tax expense provided and the income taxes computed by applying the statutory federal income tax rate of 35% in 1999, 1998 and 1997 to the income (loss) before income taxes and extraordinary item is as follows:

                                                      Year Ended December 31,
(Dollars in millions)                               1999       1998       1997
--------------------------------------------------------------------------------
Tax provision at statutory rate                    $158.0     $ 66.4     $121.5
Increase (decrease) in valuation allowance           35.7       41.4      (26.7)
Nondeductible goodwill amortization and
  goodwill write-offs                                 7.5       23.1        8.0
Reversal of deferred taxes on
  foreign investments                                  --      (50.1)        --
Other foreign tax effects                           (21.4)      55.0       14.3
State tax provision                                   1.5        1.3        1.7
Other, net                                            6.1        4.1        4.9
--------------------------------------------------------------------------------
Total provision                                    $187.4     $141.2     $123.7
================================================================================

The increase in the valuation allowance in 1999 of $35.7 million and the increase in the valuation allowance in 1998 of $41.4 million was primarily attributable to the generation of foreign net operating loss carryforwards (primarily related to restructuring charges in 1998) that are not expected to be realized. The decrease in the valuation allowance in 1997 of $26.7 million, net of a $12.4 million valuation allowance on the generation of foreign net operating loss carryforwards and foreign tax credit carryforwards, was primarily attributable to the fact that management believes it is more likely than not that all of the net domestic deferred tax assets will be realized.

In 1991, in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, the Company provided $50.1 million of deferred U.S. taxes with respect to a transaction which had the effect of reducing the U.S. tax basis, but not the book basis of its investment in a foreign subsidiary. Under U.S. tax law, no mechanism was available in 1991 or later years to eliminate this book and tax basis difference without incurring $50.1 million of U.S. tax cost. Therefore, the Company provided $50.1 million to reflect this future U.S. tax liability. In December 1998, the Company completed legal reorganizations of certain foreign operations.


    ---------
    AMERICAN
-46-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

These reorganizations, coupled with two new U.S. tax law changes effective from January 1997 and July 1998, respectively, permitted the Company to make a tax election to treat, for U.S. tax purposes only, certain significant foreign operations as a branch rather than a subsidiary without incurring any U.S. tax cost. This election gives the Company greater future consistency with respect to U.S. and foreign taxation of the subject businesses. This election also eliminated the difference between the book and tax basis in the foreign subsidiary. As a result, the $50.1 million deferred U.S. tax provided in 1991 was reversed as of December 31, 1998. The other foreign tax effects in 1998 of $55.0 million include a loss contingency related to certain German tax matters, rate differences and withholding taxes.

The following table details the gross deferred tax liabilities and assets and the related valuation allowances:

                                                         Year Ended December 31,
(Dollars in millions)                                        1999       1998
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Facilities (accelerated depreciation, capitalized
    interest and purchase accounting differences)           $133.4     $122.0
  Inventory (LIFO and purchase accounting differences)        (1.8)      (2.3)
  Employee benefits                                           10.9        7.0
  Other                                                       77.6       49.0
--------------------------------------------------------------------------------
                                                             220.1      175.7
--------------------------------------------------------------------------------
Deferred tax assets:
  Postretirement benefits                                    131.8      133.5
  Warranties                                                  92.2       76.3
  Foreign net operating losses and tax credits               134.7       99.0
  Reserves                                                    74.4       69.9
  Other                                                        3.5        6.1
  Valuation allowances                                      (134.7)     (99.0)
--------------------------------------------------------------------------------
                                                             301.9      285.8
--------------------------------------------------------------------------------
  Net deferred tax assets                                   $ 81.8     $110.1
================================================================================

Deferred tax assets related to foreign tax credits and foreign net operating loss carryforwards have been reduced by a valuation allowance since realization is dependent in part on the generation of future foreign source income as well as on income in the legal entity which gave rise to tax losses. The foreign tax credits and net operating losses are available for utilization in future years. In some tax jurisdictions the carryforward period is limited to as little as five years; in others it is unlimited.

As a result of the allocation of purchase accounting (principally goodwill) to foreign subsidiaries, the book basis in the net assets of the foreign subsidiaries exceeds the related U.S. tax basis in the subsidiaries' stock. Such investments are considered permanent in duration and accordingly, no deferred taxes have been provided on such differences, which are significant. It is impracticable because of the complex legal structure of the Company and the numerous tax jurisdictions in which the Company operates to determine such deferred taxes.

Cash taxes paid were $146 million, $117 million and $105 million in the years 1999, 1998 and 1997, respectively.

As a result of audits of the Company's German subsidiaries by The State Finance Administration for the State of North Rhine-Westphalia, Germany (the "German Tax Authority") for the periods 1984 through 1990 and 1991 through 1994, the Company has previously received two assessments for the 1984-1990 audit period which the Company has been contesting. The Company believes, based on the opinion of external German legal counsel, that the Company's German tax returns are substantially correct as filed and that any adjustments would be inappropriate. Unless the Company is otherwise able to reach a satisfactory resolution of these matters with the German Tax Authority, the Company intends to contest vigorously the pending assessments and any other amounts that may be assessed.


-----------------------------------------AMERICAN STANDARD '99 annual report-47-

American Standard Companies Inc.

The first assessment was issued in 1992 for approximately $16 million of combined corporation and trade taxes and claimed a disallowance of a deduction of interest expense related to an intercompany finance instrument. Later in 1992, the amount of the assessment was deposited with the German tax authorities as security for the disputed tax and a suit to recover that amount was promptly commenced and is currently pending before the Tax Court for the State of North Rhine-Westphalia in Cologne, Germany. As a result of making the deposit, no interest will accrue on the amount under dispute. The second assessment, received in March 1996, was for approximately $56 million of combined corporation and trade taxes. Were the Company not to prevail in its dispute of this assessment, the Company could be required to pay interest on the assessed amount of approximately $18 million as of December 31, 1999. Interest on assessed and unpaid taxes accrues, on a non-compounding basis, at the rate of six percent per annum commencing fifteen months after the end of the tax year for which the tax is assessed. The second assessment claimed primarily that earnings of a Dutch subsidiary should have been recognized as income taxable in Germany. In early 1997, the German tax authority agreed to accept a partial deposit of $16 million in respect of the second assessment and the Company commenced an administrative appeal of the assessment with the German tax authority. The amounts paid in 1992 and 1997 were recorded as assets on the Company's consolidated balance sheets because the Company, expecting to prevail in litigation of these matters, would recover such amounts and, therefore, appropriately accounted for them as receivables. This position is based upon the opinion of the Company's external German legal counsel, referred to above, that the Company's German tax returns are substantially correct as filed and that adjustments would be inappropriate. In 1998, in connection with the development of the Company's plan to restructure its plumbing operations in Germany, the Company entered into discussions with certain German regulatory authorities which could have resulted in an offer to settle the primary issue under dispute with respect to the second assessment, including all corporation and trade taxes and accrued interest. On January 22, 1999 the Company's administrative appeal of the second assessment and any offer of settlement was rejected.

In February 1999, the Company filed notice of appeal with the German Tax Court and moved to join the Company's appeal of the first assessment with its appeal of the second assessment. In addition, the Company requested an order from the German tax authority staying the obligation to pay the amount of the second assessment during the pendency of the Company's appeal. The German Tax Authority is obligated by law to grant an order staying payment of disputed tax until final resolution of the matter if the assessment is subject to serious doubt. On March 15, 1999, the staying order was granted. The Company has agreed to leave the amount already deposited with the German tax authority pending final resolution of the dispute. In the ordinary course, it is anticipated that litigation of the Company's appeal before the State Tax Court will require five to seven years and that any appeal thereafter to the federal Supreme German Tax Court would require an additional two or three years. Although the Company's 1998 proposal of settlement was rejected, the Company has continued to pursue settlement on appropriate terms.


    ---------
    AMERICAN
-48-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

The Company recorded a loss contingency in 1998 in the amount of the deposits related to the first and second assessments, related trade taxes and accrued interest thereon, which amount represents the amount for which the Company would have been willing in 1998 to settle the issue related to the second assessment. Based on the opinion of the Company's external German legal counsel referred to above, the Company intends to vigorously contest and to litigate these disputed German tax matters, and no additional contingency with respect to such matters has been recorded.

With respect to the 1991-1994 audit period, the Company engaged in significant transactions similar to those that gave rise to the assessments in the prior audit period and, with respect to a matter related to the intercompany instrument at issue in connection with the first assessment, the German tax auditors have proposed an adjustment of approximately $40 million. In addition, because the German tax authorities assessed additional taxes for the 1984-1990 audit period they might, after completing their audit of the later period, propose further adjustments for the 1991-1994 audit period related to the subject matter of the second assessment that might be as much as fifty percent higher than the amount of the assessments in the first audit period. Although the Company is unable to predict when the audit of its German tax returns for the 1991-1994 period will be complete or the amount of any additional taxes that may be assessed, the Company believes the audit may be completed prior to the end of 2000.

If all matters currently under review by the German tax authorities were made the subject of assessments and either no orders staying the payment of such amounts following assessment or during the pendency of the Company's appeal were granted or the Company was finally determined to owe the full amount of all such taxes, the Company could be required to pay all assessed amounts plus accrued interest thereon, together with the amount of all related trade taxes. The total amount of any payments made with respect to the tax matters described above, and the timing thereof, could have a material adverse effect on the Company's liquidity, cash flow and/or results of operation and, consequently, impair the Company's competitive position. In addition, the Company might need to raise additional capital and no assurance can be given as to the availability of debt or equity financing if such need were to arise.

NOTE 9. Inventories

The components of inventories are as follows:

                                                        Year Ended December 31,
(Dollars in millions)                                    1999              1998
--------------------------------------------------------------------------------
Finished products                                       $285.6            $264.9
Products in process                                       98.9              88.8
Raw materials                                            119.7              85.8
--------------------------------------------------------------------------------
Inventories at cost                                     $504.2            $439.5
================================================================================

The carrying cost of inventories approximates current cost.


-----------------------------------------AMERICAN STANDARD '99 annual report-49-

American Standard Companies Inc.

NOTE 10. Facilities

The components of facilities, at cost, are as follows:

                                                         Year Ended December 31,
(Dollars in millions)                                        1999         1998
--------------------------------------------------------------------------------
Land                                                       $   67.3     $   72.2
Buildings                                                     500.2        454.8
Machinery and Equipment                                     1,259.6      1,161.8
Improvements in progress                                      158.5        108.6
--------------------------------------------------------------------------------
Gross facilities                                            1,985.6      1,797.4
Less: accumulated depreciation                                571.4        586.4
--------------------------------------------------------------------------------
Net facilities                                             $1,414.2     $1,211.0
================================================================================

NOTE 11. Debt

In January 1997, the Company entered into the 1997 Credit Agreement which requires no repayment of principal prior to its expiration in January 2002. This agreement provides the Company and certain subsidiaries (the "Borrowers") with senior secured credit facilities aggregating $1.75 billion to all Borrowers as follows: (a) a $750 million U.S. dollar revolving credit facility and a $625 million multi-currency revolving credit facility (the "Revolving Facilities") and (b) a $375 million multi-currency periodic access credit facility (the "Periodic Access Facility").

Each loan outstanding under the Revolving Facilities is due at the end of each interest period (a maximum of six months). The Company may, however, concurrently reborrow the outstanding obligations subject to compliance with applicable conditions of the 1997 Credit Agreement. Borrowings under the Revolving Facilities and the Periodic Access Facility bear interest at the London interbank offered rate ("LIBOR") plus 0.75%. This rate is subject to adjustment and will change based on the Company's financial leverage ratio.

Excluding the 1997 Credit Agreement which expires in 2002, the amounts of long-term debt maturing in years 2000 through 2004 are: 2000--$19.2 million; 2001--$12.2 million; 2002--$12.5 million; 2003--$134.6 million and 2004--$8.6 million.

In December 1998, the 1997 Credit Agreement was amended to permit American Standard to issue up to an additional $500 million in aggregate principal amount of senior or subordinated unsecured debt securities, to reorganize ownership of certain subsidiaries and intellectual property rights (see Note 16 of Notes to Financial Statements) and to lower the interest coverage ratios and increase the debt coverage ratios applicable to the Company, beginning for periods ending December 31, 1998. The purpose of the amendment was primarily to accommodate the refinancing of $150 million of American Standard's 10 7/8% senior notes due May 15, 1999 and the financing of capital expenditures, including the acquisition of Armitage/Dolomite. See Note 4 of Notes to Consolidated Financial Statements.

In November 1999, the 1997 Credit Agreement was amended to permit American Standard to sell its Medical Systems business and to increase the limit on annual lease payments.


    ---------
    AMERICAN
-50-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

In the first half of 1998, the Company completed public offerings of $1 billion principal amount of Senior Notes with interest rates ranging from 7 1/8% to 7 5/8% and maturity dates from 2003 to 2010. The Senior Notes are issued by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. On June 1, 1998, the Company used the net proceeds of these offerings (approximately $963 million, net of underwriting discounts and interest rate hedge costs) to redeem its 10 1/2% Senior Subordinated Discount Debentures and 9 7/8% Senior Subordinated Notes. The total amount required to complete these redemptions, including call premiums, was $954 million, net of the effect of the settlement of certain interest rate swap transactions related to the Senior Subordinated Discount Debentures.

On May 28, 1999, American Standard Inc. completed the sale of the equivalent of $460 million of Senior Notes, with an average interest rate of 7.7%, issued in three series: 250 million Euro Senior Notes due 2006; 100 million U.S. Dollar Senior Notes due 2009 and 60 million Sterling Senior Notes due 2009. Net proceeds of $452 million from the offering were applied to refinance borrowings incurred to pay $150 million of 10 7/8% Senior Notes at maturity on May 15, 1999 and to refinance a substantial portion of the purchase price of the Armitage/Dolomite acquisition. See Note 4 of Notes to Consolidated Financial Statements. The May 28, 1999 sale of Senior Notes, which are not subject to redemption, was made pursuant to a shelf registration statement jointly filed by American Standard Companies Inc. and its wholly-owned subsidiary American Standard Inc. covering $1 billion of senior debt (the "1998 Shelf Registration"). Debt securities sold under the 1998 Shelf Registration are issued by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. The Company intends to use the net proceeds from any future sales of such debt securities under the 1998 Shelf Registration for general corporate purposes, which may include certain investments, acquisitions, additions to working capital or capital expenditures.

As a result of the redemption of debt in 1998 and 1997, the Consolidated Statement of Operations included extraordinary charges of $50 million (net of taxes of $7 million) and $24 million (net of taxes of $6 million), respectively including call premiums and the write-off of deferred debt issuance costs.

Short-term--The Revolving Facilities provide for aggregate borrowings of up to $1.375 billion for general corporate purposes, of which up to $500 million may be used for the issuance of letters of credit and $40 million of which is available for same-day short-term borrowings. The Company currently pays a commitment fee of 0.1875% per annum on the unused portion of the Revolving Facilities and a fee of 0.75% per annum plus issuance fees for letters of credit. At December 31, 1999, there were $659 million of borrowings outstanding under the Revolving Facilities and $73 million of letters of credit. Remaining availability under the Revolving Facilities was $643 million, which is available to redeem certain outstanding public debt securities of American Standard Inc. and for other general corporate purposes. Borrowings under the Revolving Facilities by their terms are short-term. Average borrowings under the Revolving Facilities for 1999, 1998 and 1997 were $901 million, $509 million and $574 million, respectively.

Other short-term borrowings are available outside the United States under informal credit facilities and are typically in the form of overdrafts. At December 31, 1999, the Company had $60 million of such foreign short-term debt outstanding at an average interest rate of 7.02% per annum. The


-----------------------------------------AMERICAN STANDARD '99 annual report-51-

American Standard Companies Inc.

Company also had an additional $79 million of unused foreign facilities. The banks may revoke these facilities at any time. The Company also has credit facilities for its operations in China totaling $55 million, of which $17 million was outstanding as of December 31, 1999, with remaining availability of $18 million after $20 million letters of credit usage.

Average short-term borrowings for 1999, 1998 and 1997 were $1,004 million, $571 million and $639 million, respectively, at weighted average interest rates of 5.30%, 5.60% and 6.38%, respectively. Total short-term borrowings outstanding at December 31, 1999, 1998 and 1997 were $737 million, $732 million and $718 million, respectively, at weighted average interest rates of 6.4%, 5.1% and 6.0%, respectively.

Long-term--Long-term is recorded at face amount, net of unamortized discount, and debt denominated in foreign currencies is reported at its U.S. dollar equivalent as follows:

                                                         Year Ended December 31,
(Dollars in millions)                                        1999        1998
--------------------------------------------------------------------------------
1997 Credit Agreement                                      $  352.7    $  394.5
9 1/4% sinking fund debentures, due in installments
  from 2000 to 2010                                            82.5       105.0
10 7/8% senior notes due 1999                                    --       150.0
7 1/8% senior notes, $125 million, due 2003                   124.6       124.5
7 3/8% senior notes, $250 million, due 2005                   249.0       248.8
7.125% Euro senior notes, $251 million, due 2006              250.5          --
7 3/8% senior notes $350 million, due 2008                    349.7       349.6
8.25% senior notes, $100 million, due 2009                     99.9          --
8.25% Sterling senior notes, $97 million, due 2009             95.5          --
7 5/8% senior notes, $275 million, due 2010                   274.0       273.9
Other long-term debt                                           27.5        49.9
--------------------------------------------------------------------------------
                                                            1,905.9     1,696.2
Less current maturities                                        19.2       168.7
--------------------------------------------------------------------------------
                                                           $1,886.7    $1,527.5
================================================================================

Interest costs capitalized as part of the cost of constructing facilities for the years ended December 31, 1999, 1998, and 1997, were $3.3 million, $4.5 million and $3.8 million, respectively. Cash interest paid in those years on all outstanding indebtedness amounted to $181 million, $140 million and $135 million, respectively.

The U.S. Dollar equivalent of the 1997 Credit Agreement loans and the effective weighted average interest rates were:

                                                         Year Ended December 31,
(Dollars in millions)                                          1999       1998
--------------------------------------------------------------------------------
Periodic access loans:
  Deutschemark loans at 3.69% in 1999;
     4.38% in 1998                                           $  325.3   $  362.7
  Dutch guilder loans at 3.69% in 1999;
     4.33% in 1998                                               27.4       31.8
--------------------------------------------------------------------------------
Total Credit Agreement long-term loans                          352.7      394.5
Revolver loans at 6.28% in 1999; 4.7% in 1998                   659.0      672.7
--------------------------------------------------------------------------------
Total Credit Agreement loans                                 $1,011.7   $1,067.2
================================================================================

The 9 1/4% Sinking Fund Debentures are redeemable at the Company's option, in whole or in part, at redemption prices declining from 103.2% in 2000 to 100% in 2006 and thereafter. The Company may, however, on any sinking fund payment date, elect to redeem an additional $15 million principal amount of the sinking fund debentures. The 10 7/8% Senior Notes were redeemed by the Company on their May 15, 1999 due date. None of the Senior Notes outstanding as of December 31, 1999, are redeemable by the Company prior to maturity.

Obligations under the 1997 Credit Agreement are guaranteed by the Company, American Standard Inc. and significant domestic subsidiaries of American Standard Inc. (with foreign borrowings also guaranteed by certain foreign subsidiaries) and are secured by a pledge of the stock of American Standard Inc. and its subsidiaries.


    ---------
    AMERICAN
-52-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

The 1997 Credit Agreement contains various covenants that limit, among other things, mergers and asset sales, indebtedness, dividends on and redemption of capital stock of the Company, voluntary prepayment of certain other indebtedness of the Company (including its outstanding debentures and notes), rental expense, liens, capital expenditures, investments or acquisitions, the use of proceeds from asset sales, intercompany transactions and transactions with affiliates and certain other business activities. The covenants also require the Company to meet certain financial tests. The Company believes it is currently in compliance with the covenants contained in the 1997 Credit Agreement, as amended.

NOTE 12. Capital Stock

The Company's Certificate of Incorporation authorizes the Company to issue up to 200,000,000 shares of common stock, par value $.01 per share and 2,000,000 shares of preferred stock, par value $.01 per share, of which the Board of Directors designated 900,000 shares as a new series of Junior Participating Cumulative Preferred Stock. Each outstanding share of common stock has associated with it one right to purchase a specified amount of Junior Participating Cumulative Preferred Stock at a stipulated price in certain circumstances relating to changes in the ownership of the common stock of the Company.

In 1997, the Company completed a secondary public offering of 12,429,548 shares of the Company's common stock owned by ASI Partners, then the Company's largest shareholder. In conjunction therewith, the Company purchased from ASI Partners 4,628,755 shares of the Company's common stock for $208 million plus fees and expenses. The Company financed the share purchase with borrowings under the 1997 Credit Agreement. All of the shares sold in the secondary offering were previously issued and outstanding, and the Company received no proceeds therefrom. In addition, the Company also issued to ASI Partners warrants expiring in February 2002 to purchase 3,000,000 shares of common stock of the Company at $55 per share (the "Exercise Price"). The warrants entitle holders to receive cash or shares, at the Company's option, based on the difference between the market value of the Company's common stock and the Exercise Price. The estimated fair value of these warrants at the date issued was $9.34 per share using the Black-Scholes option-pricing model and assumptions similar to those used for valuing the Company's stock options as described below.

On July 9, 1998, the Company's Board of Directors approved a plan to purchase up to $300 million of the Company's common stock, not to exceed $100 million per year, during the three-year period ending July 2001. During 1999, the Company purchased 113,600 shares of its common stock for $4 million pursuant to this plan and in 1998 purchased 2,675,750 shares for $84 million, of which 2,479,450 shares were purchased for $75 million pursuant to this plan. During 1997, the Company purchased 6,949,655 shares of its common stock for $311 million, including the shares purchased from ASI Partners.

The Company has a Stock Incentive Plan (the "Stock Plan") under which awards may be granted to officers and other key executives and employees in the form of stock options, stock appreciation rights, restricted stock or restricted units. In 1998, the Board of Directors authorized an increase of 5 million shares under the plan to be issued from available treasury shares. The maximum number of shares or units that may be issued under the Stock Plan and other incentive bonus plans is 12,604,475, of which 7,604,475 may


-----------------------------------------AMERICAN STANDARD '99 annual report-53-

American Standard Companies Inc.

be granted as incentive stock options. Stock option awards granted under the Stock Plan vest ratably over three years on the anniversary date of the awards and are exercisable over a period of ten years.

A summary of stock option activity and related information for 1997, 1998 and 1999 follows:

                                                      Weighted-      Weighted-
                                                       Average        Average
                                                       Exercise     Fair Value
                                       Shares           Price        of Grants
--------------------------------------------------------------------------------
Outstanding--December 31, 1996        4,701,174        $ 20.06
Granted                               1,273,250          41.33         $14.13
Exercised                              (396,224)         20.00
Forfeited                               (58,515)         22.36
--------------------------------------------------------------------------------
Outstanding--December 31, 1997        5,519,685          24.93
Granted                               1,426,000          40.77         $15.26
Exercised                              (460,016)         20.42
Forfeited                              (101,517)         32.29
--------------------------------------------------------------------------------
Outstanding--December 31, 1998        6,384,152          28.69
Granted                               2,445,750          35.00         $13.97
Exercised                              (352,491)         23.54
Forfeited                              (178,876)         36.34
--------------------------------------------------------------------------------
Outstanding--December 31, 1999        8,298,535          30.61
================================================================================
Exercisable at end of year:
  1997                                2,661,450
  1998                                4,162,423
  1999                                5,285,206

On January 1, 2000, the Chief Executive Officer of the Company was granted an award of 250,000 shares of restricted stock. Such shares vest ratably over three years beginning January 1, 2003. In addition, on February 2, 2000, the Company granted awards in the form of options to purchase 925,000 shares.

Exercise prices for options outstanding as of December 31, 1999, ranged from $20 to $47.56. The weighted-average remaining contractual life of those options is
6.2 years. As of December 31, 1999, there were 2,866,976 shares available for grant under the plan and other incentive bonus plans.

The Company has elected to follow APB 25 and related interpretations in accounting for stock options and accordingly has recognized no compensation expense. Had compensation cost been determined based upon the fair value at the grant date for awards consistent with the methodology prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per diluted share in 1999 would have decreased by $13.7 million and $.19, respectively; the net loss and net loss per diluted share in 1998 would have increased by $9.5 million and $.13, respectively; and net income and net income per diluted share in 1997 would have decreased by $12.1 million and $.16, respectively. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 6.8% in 1999, 5.1% in 1998 and 5.6% in 1997; volatility of 31% in 1999, 32% in
1998 and 25% in 1997; an expected life of 5 years in 1999, 1998 and 1997; and a dividend yield of zero. These estimated expense amounts are not necessarily indicative of amounts in years beyond 1999.


    ---------
    AMERICAN
-54-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

In 1997, stockholders approved the establishment of the Employee Stock Purchase Plan commencing January 1, 1998. The Company has implemented the plan in as many countries worldwide as is reasonably practical, given the applicable regulations in such countries. Upon enrollment, employees purchase shares of the Company's common stock at the end of each calendar quarter, through payroll deductions, at a discount of 15% from the market price, as quoted on the New York Stock Exchange on the last trading day of each calendar quarter. Annual purchases are limited to a maximum of $21,250 per employee. Shares purchased under the plan are deposited with a custodian and must be held for one year before they may be sold. The Company funds the plan as soon as practicable after the close of each quarter with either treasury shares or newly issued shares, at the Company's discretion. In 1999 and 1998, employees purchased 229,368 and 197,078 shares, respectively, under this plan.

NOTE 13. Financial Instruments

From time to time, the Company enters into transactions to manage its financial market risk, including commodity price, foreign exchange and interest rate risk. These transactions involve contracts and financial instruments with off-balance-sheet risk. To minimize the risk of counter-party nonperformance, such agreements are made only through major financial institutions with significant experience in such financial instruments. Such agreements hedge only specific transactions or commitments. The Company does not enter speculative hedges.

To minimize the risk of fluctuations in the market price of major raw material commodities, such as copper and aluminum used in the manufacturing process, the Company may enter commodity forward contracts to effectively fix the cost of the commodity. Maturity dates of the contracts are scheduled to coincide with market purchases of the commodity. Cash proceeds or payments between the Company and the counter-party at maturity of the contracts are recognized as an adjustment to the cost of the commodity purchased. The Company generally does not enter commodity hedges extending beyond eighteen months.

Since the Company sells certain finished products in currencies different than the currency of the subsidiary which manufactured the products, the Company is exposed to foreign currency risk on such transactions. The Company hedges some of this risk by entering foreign currency forward contracts that effectively fix the manufacturing cost. Cash settlement proceeds or payments upon maturity of the contracts are included in the price of the transaction hedged. The Company generally does not enter currency hedges extending beyond one year.

The notional amount and estimated fair value of hedging contracts at December 31, 1999 and 1998 are as follows:

                                               1999               1998
--------------------------------------------------------------------------------
                                        Notional   Fair     Notional   Fair
(Dollars in millions)                    Value     Value     Value     Value
--------------------------------------------------------------------------------
Commodity forward contracts              $49.3     $61.4     $23.8     $22.0
Foreign currency forward contracts        13.2      13.3      11.6      11.7


-----------------------------------------AMERICAN STANDARD '99 annual report-55-

American Standard Companies Inc.

The estimated fair values of other financial instruments at December 31, 1999 approximate carrying amounts except as follows:

                                                          Carrying        Fair
(Dollars in millions)                                       Value         Value
--------------------------------------------------------------------------------
9 1/4% sinking fund debentures                             $ 82.5        $ 81.7
7 1/8% senior notes due 2003                                124.6         119.5
7 3/8% senior notes due 2005                                249.0         236.3
7 3/8% senior notes due 2008                                349.7         321.1
7.125% Euro senior notes due 2006                           250.5         256.2
8.25% senior notes due 2009                                  99.9          95.9
8.25% Sterling senior notes due 2009                         95.5          98.0
7 5/8% senior notes due 2010                                274.0         251.3

The fair values presented above are estimates as of December 31, 1999 and are not necessarily indicative of amounts for which the Company could settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

The fair values of the Company's 1997 Credit Agreement loans were estimated to approximate their carrying value using indicative market quotes obtained from a major bank. The fair values of senior notes and sinking fund debentures were based on indicative market quotes obtained from a major securities dealer. The fair values of other loans were estimated by the Company to approximate their carrying value.

NOTE 14. Commitments and Contingencies

Future minimum rental commitments under the terms of all noncancellable operating leases in effect at December 31, 1999, are: 2000--$61 million; 2001--$50 million; 2002--$40 million; 2003--$33 million; 2004--$29 million and thereafter--$56 million. Net rental expenses for operating leases were $87 million, $69 million and $64 million for the years ended December 31, 1999, 1998, and 1997, respectively.

The Company and certain of its subsidiaries are parties to a number of pending legal and tax proceedings. The Company is also subject to federal, state and local environmental laws and regulations and is involved in environmental proceedings concerning the investigation and remediation of numerous sites, including certain facilities in the process of being closed (see Note 5). In those instances where it is probable as a result of such proceedings that the Company will incur costs which can be reasonably determined, the Company has recorded a liability. The Company believes that these legal, tax and environmental proceedings will not have a material adverse effect on its consolidated financial position, cash flows or results of operations.

In October 1999, verdicts were returned against the Company totaling
$18 million related to claims of a terminated sales agent and distributor of air conditioning equipment. The Company is currently seeking relief from the verdicts at the trial court level and, if necessary, will appeal the verdicts, believing that substantial errors were made during the trial and that the issues before the trial court were wrongly decided. Therefore, the Company has made no provision for loss related to this matter at December 31, 1999.

The tax returns of the Company's German subsidiaries are currently under examination by the German tax authorities (see Note 8).


    ---------
    AMERICAN
-56-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

NOTE 15. Segments

In addition to the segment data in the following table, see also the Five-Year Financial Summary on page 14 and Management's Discussion and Analysis on pages 15 through 27.

SEGMENT DATA
(Dollars in millions)                                1999       1998       1997
--------------------------------------------------------------------------------
Sales:
  Air Conditioning Systems and Services           $ 4,337    $ 3,940    $ 3,567
  Plumbing Products                                 1,755      1,510      1,439
  Vehicle Control Systems                           1,098      1,106        952
--------------------------------------------------------------------------------
                                                  $ 7,190    $ 6,556    $ 5,958
--------------------------------------------------------------------------------
Segment income:
  Air Conditioning Systems and Services           $   453    $   386    $   386
  Plumbing Products                                   164        119        119
  Vehicle Control Systems                             134        153        127
--------------------------------------------------------------------------------
                                                      751        658        632
Equity in net income of unconsolidated
  joint ventures                                       37         27         12
Restructuring and asset impairment charges            (15)      (197)        --
Interest expense                                     (188)      (188)      (192)
Corporate expenses                                   (134)      (110)      (105)
--------------------------------------------------------------------------------
Income from continuing operations before
  income taxes and extraordinary item             $   451    $   190    $   347
--------------------------------------------------------------------------------
Sales--Geographic distribution (a):
  United States                                   $ 3,840    $ 3,383    $ 2,956
  Europe                                            2,270      2,061      1,897
  Germany (included in Europe)                        695        693        590
  Other                                             1,295      1,269      1,243
  Eliminations                                       (215)      (157)      (138)
--------------------------------------------------------------------------------
    Total sales                                   $ 7,190    $ 6,556    $ 5,958
--------------------------------------------------------------------------------
Segment income--Geographic distribution:
  United States                                   $   505    $   438    $   382
  Europe                                              215        174        167
  Other                                                31         46         83
--------------------------------------------------------------------------------
    Total segment income                          $   751    $   658    $   632
--------------------------------------------------------------------------------

SEGMENT DATA (continued)
(Dollars in millions)                                     1999     1998     1997
--------------------------------------------------------------------------------
Assets
  Air Conditioning Systems and Services                 $2,028   $1,807   $1,577
  Plumbing Products                                      1,673    1,094    1,092
  Vehicle Control Systems                                  684      766      676
--------------------------------------------------------------------------------
    Total identifiable assets                           $4,385   $3,667   $3,345
--------------------------------------------------------------------------------
Geographic distribution:
  United States                                         $1,567   $1,405   $1,266
  Europe                                                 1,946    1,426    1,321
  Other                                                    872      836      758
--------------------------------------------------------------------------------
    Total identifiable assets                            4,385    3,667    3,345
Prepaid charges                                             42       40       23
Cash and cash equivalents                                   61       63       27
Net assets of discontinued operations held for sale         51      139      139
Corporate assets                                           147      198      184
--------------------------------------------------------------------------------
    Total assets                                        $4,686   $4,107   $3,718
--------------------------------------------------------------------------------
Goodwill included in assets:
  Air Conditioning Systems and Services                 $  224   $  199   $  196
  Plumbing Products                                        460      201      229
  Vehicle Control Systems                                  307      359      350
--------------------------------------------------------------------------------
    Total goodwill                                      $  991   $  759   $  775
--------------------------------------------------------------------------------
Capital expenditures
  Air Conditioning Systems and Services                 $  155   $   91   $  102
  Plumbing Products                                        123      126      154
  Vehicle Control Systems                                   49       50       42
--------------------------------------------------------------------------------
    Total capital expenditures                          $  327   $  267   $  298
--------------------------------------------------------------------------------
Depreciation and amortization:
  Air Conditioning Systems and Services                 $   71   $   66   $   63
  Plumbing Products                                         80       59       53
  Vehicle Control Systems                                   51       51       43
--------------------------------------------------------------------------------
    Total depreciation and amortization                 $  202   $  176   $  159
--------------------------------------------------------------------------------

(a)   Revenues from external customers are classified by country of origin.


-----------------------------------------AMERICAN STANDARD '99 annual report-57-

American Standard Companies Inc.

NOTE 16. Supplemental Consolidating Condensed Financial Information

All of the Company's Senior Notes and the 9 1/4% Sinking Fund Debentures were issued by its wholly owned subsidiary, American Standard Inc. ("ASI"). American Standard Companies Inc. (the "Parent Company") fully and unconditionally guarantees the payment obligations under these securities. In lieu of providing separate audited financial statements for ASI, the Company has included the accompanying audited consolidating condensed financial information. Management believes that separate financial statements of ASI are not material to investors. The following supplemental financial information sets forth, on an unconsolidated basis, statements of operations and statements of cash flows for the years ended December 31, 1999, 1998 and 1997, and balance sheets as of December 31, 1999 and 1998 for the Parent Company and ASI, and for the Company's non-guarantor subsidiaries ("Other Subsidiaries") for 1999 only. On December 31, 1999 the Company completed an internal reorganization whereby ASI transferred ownership of essentially all foreign subsidiaries and their intellectual property rights to another wholly owned subsidiary, American Standard International Inc. Therefore, prior to 1999, there were no non-guarantor subsidiaries. The equity method of accounting is used to reflect investments of the Parent Company in ASI and Other Subsidiaries.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                              Parent                                    Consolidated
(Dollars in millions)                                                         Company         ASI        Eliminations       Total
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                                                       $7,189.5                      $7,189.5
Costs and expenses:
  Cost of sales                                                                              5,406.6                       5,406.6
  Selling and administrative expenses                                                        1,146.3                       1,146.3
  Restructuring and asset impairment charges                                                    14.7                          14.7
  Other income                                                                                 (17.4)                        (17.4)
  Interest expense                                                                             187.8                         187.8
------------------------------------------------------------------------------------------------------------------------------------
    Total expenses                                                                           6,738.0                       6,738.0
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and equity
  in net income of consolidated subsidiary                                                     451.5                         451.5
Income taxes                                                                                   187.4                         187.4
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before equity in net income of
  consolidated subsidiary                                                                      264.1                         264.1
Loss from discontinued operations                                                              125.8                         125.8
Equity in net income of subsidiary                                              $138.3            --        $(138.3)            --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $138.3      $  138.3        $(138.3)      $  138.3
====================================================================================================================================


    ---------
    AMERICAN
-58-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

CONSOLIDATING CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 1999

                                                                  Parent                       Other                    Consolidated
(Dollars in millions)                                             Company        ASI       Subsidiaries   Eliminations      Total
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                    $    11.1      $   50.1                     $   61.2
  Accounts receivable, net                                                         448.6         537.7                        986.3
  Inventories                                                                      243.3         260.9                        504.2
  Net assets held for sale                                                          50.8          --                           50.8
  Other current assets                                                              38.4          84.6                        123.0
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                           792.2         933.3                      1,725.5
  Facilities, net                                                                  503.3         910.9                      1,414.2
  Goodwill, net                                                                    148.3         842.8                        991.1
  Investment in subsidiaries                                      $(145.2)            --            --      $   145.2            --
  Intercompany receivable                                                           42.7         825.6         (868.3)           --
  Loan receivable from parent                                                      351.3            --         (351.3)           --
  Other assets                                                                     455.0         100.2                        555.2
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                  $(145.2)     $ 2,292.8      $3,612.8      $(1,074.4)     $4,686.0
====================================================================================================================================
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Loans payable to banks                                                       $   585.6      $  151.3                     $  736.9
  Current maturities of long-term debt                                              18.4            .8                         19.2
  Other current liabilities                                                        749.8         780.7                      1,530.5
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                    1,353.8         932.8                      2,286.6
  Long-term debt                                                                 1,555.5         331.2                      1,886.7
  Reserve for postretirement benefits                                              204.4         231.7                        436.1
  Intercompany payable                                                             825.6          42.7      $  (868.3)           --
  Loan payable to subsidiary                                      $ 351.3             --            --         (351.3)           --
  Other long-term liabilities                                                      299.2         273.9                        573.1
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                               351.3        4,238.5       1,812.3       (1,219.6)      5,182.5
------------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' (deficit) equity                           (496.5)      (1,945.7)      1,800.5          145.2        (496.5)
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' (deficit) equity          $(145.2)     $ 2,292.8      $3,612.8      $(1,074.4)     $4,686.0
====================================================================================================================================


-----------------------------------------AMERICAN STANDARD '99 annual report-59-

American Standard Companies Inc.

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                  Parent                    Other                       Consolidated
(Dollars in millions)                                             Company       ASI      Subsidiaries    Eliminations       Total
------------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by:
  Operating activities:
    Net income                                                    $ 138.3     $ 138.3                       $(138.3)       $ 138.3
    Adjustments to reconcile net income to net cash
     provided by operations:
      Non-cash restructuring and asset impairment
        charges (reversals)                                                      (7.3)                                        (7.3)
      Loss from discontinued operations                                         125.8                                        125.8
      Depreciation and amortization                                             202.1                                        202.1
      Non-cash interest                                                           7.2                                          7.2
      Equity in net income of subsidiary                           (138.3)         --                         138.3             --
      Changes in assets and liabilities:
        Accounts receivable                                                     (58.5)                                       (58.5)
        Inventories                                                             (20.5)                                       (20.5)
        Accounts payable and accrued payrolls                                    73.7                                         73.7
        Postretirement benefits                                                  14.6                                         14.6
        Other, net                                                               36.2                                         36.2
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                             --       511.6                            --          511.6
Net cash (used) by discontinued operations                                      (37.8)                                       (37.8)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              --       473.8                            --          473.8
------------------------------------------------------------------------------------------------------------------------------------
  Investing activities:
    Purchase of property, plant and equipment                                  (274.5)                                      (274.5)
    Investments in affiliated companies                              (8.1)      (52.8)                          8.1          (52.8)
    Investments in computer software                                            (85.5)                                       (85.5)
    Acquisitions of businesses                                                 (427.0)                                      (427.0)
    Other                                                                         4.0                                          4.0
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                (8.1)     (835.8)                          8.1         (835.8)
------------------------------------------------------------------------------------------------------------------------------------
  Financing activities:
    Proceeds from issuance of long-term debt                                    483.5                                        483.5
    Repayments of long-term debt                                               (198.1)                                      (198.1)
    Net change in revolving credit facility                                      51.7                                         51.7
    Net change in other short-term debt                                          21.4                                         21.4
    Purchases of treasury stock                                      (4.2)       (4.2)                          4.2           (4.2)
    Decrease in loan from subsidiary                                 (4.9)                                      4.9             --
    Cash transferred (to) from affiliate                                        (50.1)      $50.1                               --
    Other                                                            17.2         7.1                         (17.2)           7.1
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                             8.1       311.3        50.1              (8.1)         361.4
Effect of exchange rate changes on cash and cash equivalents                     (1.2)                                        (1.2)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                   --       (51.9)       50.1                --           (1.8)
Cash and cash equivalents at beginning of year                                   63.0                                         63.0
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $  --     $  11.1       $50.1            $   --        $  61.2
====================================================================================================================================


    ---------
    AMERICAN
-60-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                Parent                                  Consolidated
(Dollars in millions)                                                           Company      ASI       Eliminations        Total
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                                                      $6,555.3                      $6,555.3
Costs and expenses:
  Cost of sales                                                                             4,949.5                       4,949.5
  Selling and administrative expenses                                                       1,028.5                       1,028.5
  Restructuring and asset impairment charges                                                  197.3                         197.3
  Other expense                                                                                 2.0                           2.0
  Interest expense                                                                            188.3                         188.3
------------------------------------------------------------------------------------------------------------------------------------
    Total expenses                                                                          6,365.6                       6,365.6
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes, extraordinary item
  and equity in net loss of consolidated subsidiary                                           189.7                         189.7
Income taxes                                                                                  141.2                         141.2
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before extraordinary item and equity in
  net loss of consolidated subsidiary                                                          48.5                          48.5
Loss from discontinued operations                                                             (14.9)                        (14.9)
Extraordinary loss on retirement of debt                                                      (49.9)                        (49.9)
Equity in net loss of subsidiary                                                  $(16.3)        --          $16.3             --
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                          $(16.3)  $  (16.3)         $16.3       $  (16.3)
====================================================================================================================================


-----------------------------------------AMERICAN STANDARD '99 annual report-61-

American Standard Companies Inc.

CONSOLIDATING CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 1998

                                                                              Parent                                  Consolidated
(Dollars in millions)                                                         Company        ASI        Eliminations      Total
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                  $  63.1                       $  63.1
  Accounts receivable, net                                                                     895.6                         895.6
  Inventories                                                                                  439.5                         439.5
  Net assets held for sale                                                                     138.8                         138.8
  Other current assets                                                                         127.8                         127.8
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                     1,664.8                       1,664.8
  Facilities, net                                                                            1,211.0                       1,211.0
  Goodwill, net                                                                                759.9                         759.9
  Investment in subsidiaries                                                   $(344.8)                     $ 344.8           --
  Loan receivable from parent                                                                  356.2         (356.2)          --
  Other assets                                                                                 470.8                         470.8
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                               $(344.8)     $4,462.7        $ (11.4)      $4,106.5
====================================================================================================================================
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Loans payable to banks                                                                    $  732.0                      $  732.0
  Current maturities of long-term debt                                                         168.7                         168.7
  Other current liabilities                                                                  1,410.6                       1,410.6
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                2,311.3                       2,311.3
  Long-term debt                                                                             1,527.5                       1,527.5
  Reserve for postretirement benefits                                                          468.2                         468.2
  Loan payable to subsidiary                                                   $ 356.2                      $(356.2)          --
  Other long-term liabilities                                                                  500.5                         500.5
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                            356.2       4,807.5         (356.2)       4,807.5
------------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' (deficit) equity                                        (701.0)       (344.8)         344.8         (701.0)
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' (deficit) equity                       $(344.8)     $4,462.7        $ (11.4)      $4,106.5
====================================================================================================================================


    ---------
    AMERICAN
-62-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                           Parent                                      Consolidated
(Dollars in millions)                                                      Company          ASI       Eliminations         Total
------------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by:
  Operating activities:
    Net income                                                             $ (16.3)       $ (16.3)        $ 16.3        $  (16.3)
    Adjustments to reconcile net income to net cash
     provided by operations:
      Non-cash restructuring and asset impairment charges                                    87.4                           87.4
      Loss from discontinued operations                                                      14.9                           14.9
      Depreciation and amortization                                                         176.1                          176.1
      Non-cash interest                                                                      31.6                           31.6
      Non-cash stock compensation                                                             6.2                            6.2
      Extraordinary loss on retirement of debt                                               49.9                           49.9
      Equity in net loss of subsidiary                                        16.3                         (16.3)             --
      Changes in assets and liabilities:
        Accounts receivable                                                                 (89.8)                         (89.8)
        Inventories                                                                         (31.4)                         (31.4)
        Accounts payable and accrued payrolls                                                90.7                           90.7
        Postretirement benefits                                                              14.6                           14.6
        Other, net                                                                          143.0                          143.0
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                      --          476.9             --           476.9
Net cash (used) by discontinued operations                                                  (14.8)                         (14.8)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                       --          462.1             --           462.1
------------------------------------------------------------------------------------------------------------------------------------
  Investing activities:
    Purchase of property, plant and equipment                                              (245.8)                        (245.8)
    Investments in affiliated companies                                       (4.9)         (22.4)           4.9           (22.4)
    Investments in computer software                                                        (60.0)                         (60.0)
    Other                                                                                    15.2                           15.2
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                         (4.9)        (313.0)           4.9          (313.0)
------------------------------------------------------------------------------------------------------------------------------------
  Financing activities:
    Proceeds from issuance of long-term debt                                              1,012.1                        1,012.1
    Repayments of long-term debt                                                           (996.6)                        (996.6)
    Net change in revolving credit facility                                                 (23.9)                         (23.9)
    Net change in other short-term debt                                                       4.9                            4.9
    Purchases of treasury stock                                              (83.7)         (83.7)          83.7           (83.7)
    Increase in loan from subsidiary                                          73.8                         (73.8)             --
    Other                                                                     14.8          (26.1)         (14.8)          (26.1)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                               4.9         (113.3)          (4.9)         (113.3)
Effect of exchange rate changes on cash and cash equivalents                                   .1                             .1
------------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                       --           35.9             --            35.9
Cash and cash equivalents at beginning of year                                               27.1                           27.1
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $    --        $  63.0         $   --        $   63.0
====================================================================================================================================


-----------------------------------------AMERICAN STANDARD '99 annual report-63-

American Standard Companies Inc.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                Parent                                  Consolidated
(Dollars in millions)                                                           Company         ASI       Eliminations      Total
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                                                        $5,957.8                      $5,957.8
Costs and expenses:
  Cost of sales                                                                               4,456.0                       4,456.0
  Selling and administrative expenses                                                           936.3                         936.3
  Other expense                                                                                  26.4                          26.4
  Interest expense                                                               $ 1.4          192.1         $ (1.4)         192.1
  Interest income                                                                 (1.4)                          1.4             --
------------------------------------------------------------------------------------------------------------------------------------
    Total expenses                                                                  --        5,610.8             --        5,610.8
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes, extraordinary item
  and equity in net income of consolidated subsidiary                                           347.0                         347.0
Income taxes                                                                                    123.7                         123.7
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before extraordinary item and equity in
  net income of consolidated subsidiary                                                         223.3                         223.3
Loss from discontinued operations                                                              (103.4)                       (103.4)
Extraordinary loss on retirement of debt                                                        (23.7)                        (23.7)
Equity in net income of subsidiary                                                96.2             --          (96.2)            --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       $96.2       $   96.2         $(96.2)      $   96.2
====================================================================================================================================


    ---------
    AMERICAN
-64-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                Parent                                  Consolidated
(Dollars in millions)                                                           Company       ASI       Eliminations        Total
------------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by:
  Operating activities:
    Net income                                                                  $  96.2     $  96.2        $ (96.2)        $  96.2
    Adjustments to reconcile net income to net cash provided by operations:
      Loss from discontinued operations                                                       103.4                          103.4
      Depreciation and amortization                                                           159.2                          159.2
      Non-cash interest                                                                        59.9                           59.9
      Non-cash stock compensation                                                               9.9                            9.9
      Extraordinary loss on retirement of debt                                                 23.6                           23.6
      Equity in net income of subsidiary                                          (96.2)                      96.2
      Changes in assets and liabilities:
        Accounts receivable                                                                   (41.2)                         (41.2)
        Inventories                                                                           (23.2)                         (23.2)
        Accounts payable and accrued payrolls                                                  26.1                           26.1
        Postretirement benefits                                                                 8.5                            8.5
        Other, net                                                                             21.8                           21.8
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                           --       444.2           --             444.2
Net cash (used) by discontinued operations                                                    (12.6)                         (12.6)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            --       431.6           --             431.6
------------------------------------------------------------------------------------------------------------------------------------
  Investing activities:
    Purchase of property, plant and equipment                                                (241.7)                        (241.7)
    Investments in affiliated companies                                            (1.2)      (56.9)           1.2           (56.9)
    Investments in computer software                                                          (35.0)                         (35.0)
    Acquisitions of businesses                                                               (212.3)                        (212.3)
    Other                                                                          16.9        31.3          (16.9)           31.3
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                   15.7      (514.6)         (15.7)         (514.6)
------------------------------------------------------------------------------------------------------------------------------------
  Financing activities:
    Proceeds from issuance of long-term debt                                                  401.5                          401.5
    Repayments of long-term debt                                                             (655.3)                        (655.3)
    Net change in revolving credit facility                                                   622.6                          622.6
    Net change in other short-term debt                                                         8.7                            8.7
    Purchases of treasury stock                                                  (310.7)     (310.7)         310.7          (310.7)
    Loan from subsidiary                                                          291.9                     (291.9)
    Other                                                                           3.1       (10.4)          (3.1)          (10.4)
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                                  (15.7)       56.4           15.7            56.4
Effect of exchange rate changes on cash and cash equivalents                                   (5.9)                          (5.9)
------------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                            --       (32.5)            --           (32.5)
Cash and cash equivalents at beginning of year                                                 59.7                           59.7
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $    --     $  27.2        $    --         $  27.2
====================================================================================================================================


-----------------------------------------AMERICAN STANDARD '99 annual report-65-

(Unaudited) Quarterly Data

American Standard Companies Inc.

1999
(Dollars in millions, except per share data)                              First           Second          Third(b)         Fourth(a)
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                                   $1,649.1         $1,910.6         $1,876.3         $1,753.5
Cost of sales                                                            1,238.5          1,411.8          1,405.6          1,350.7
Income from continuing operations before income taxes                       83.9            158.9            133.4             75.3
Income taxes                                                                35.0             65.6             55.4             31.4
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                           48.9             93.3             78.0             43.9
Loss from discontinued operations                                           (2.2)            (3.3)            (6.3)          (114.0)
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                     $   46.7         $   90.0         $   71.7         $  (70.1)
====================================================================================================================================
Per common share:
  Basic
    Income from continuing operations                                   $    .70         $   1.32         $   1.10         $    .62
    Loss from discontinued operations                                       (.03)            (.05)            (.09)           (1.61)
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                   $    .67         $   1.28         $   1.02         $   (.99)
====================================================================================================================================
  Diluted
    Income from continuing operations                                   $    .68         $   1.28         $   1.07         $    .62
    Loss from discontinued operations                                       (.03)            (.05)            (.09)           (1.61)
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                   $    .65         $   1.23         $    .98         $   (.99)
====================================================================================================================================
Average number of common shares (thousands):
  Basic                                                                   70,221           70,463           70,671           70,733
  Diluted                                                                 71,903           73,139           73,169           70,733
Range of prices on common stock:
  High                                                                  $ 35 3/4         $49 7/16         $ 49 1/4         $ 46
  Low                                                                   $ 31 1/8         $34 5/8          $ 38 3/8         $ 33 3/8


    ---------
    AMERICAN
-66-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

1998
(Dollars in millions, except per share data)                                  First          Second        Third(b)     Fourth(a)(b)
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                                      $1,468.1        $1,769.6        $1,705.1        $1,612.5
Cost of sales                                                               1,111.3         1,301.9         1,285.2         1,251.1
Income (loss) from continuing operations before income taxes and
  extraordinary item                                                           64.8           135.9            77.6           (88.5)
Income taxes                                                                   27.1            55.4            37.3            21.4
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before extraordinary item             37.7            80.5            40.3          (109.9)
Loss from discontinued operations                                              (1.5)           (2.6)           (4.2)           (6.7)
Extraordinary loss on retirement of debt                                         --           (49.9)             --              --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $   36.2        $   28.0        $   36.1        $ (116.6)
====================================================================================================================================
Per common share:
  Basic
    Income (loss) from continuing operations before extraordinary item     $    .52        $   1.11        $    .56        $  (1.57)
    Loss from discontinued operations                                          (.02)           (.04)           (.06)           (.09)
    Extraordinary loss on retirement of debt                                     --            (.69)             --              --
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                      $    .50        $    .39        $    .50        $  (1.66)
====================================================================================================================================
  Diluted
    Income (loss) from continuing operations before extraordinary item     $    .51        $   1.07        $    .54        $  (1.57)
    Loss from discontinued operations                                          (.02)           (.03)           (.06)           (.09)
    Extraordinary loss on retirement of debt                                     --            (.67)             --              --
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                      $    .49        $    .37        $    .49        $  (1.66)
====================================================================================================================================
Average number of common shares (thousands):
  Basic                                                                      72,096          72,473          72,150          70,215
  Diluted                                                                    74,291          74,972          74,207          70,215
Range of prices on common stock:
  High                                                                     $ 48 1/4        $ 49 1/4        $48 7/16        $ 37 7/8
  Low                                                                      $ 37 3/8        $ 39 7/8        $24 5/16        $ 21 5/8

(a) The fourth quarter of 1999 included net restructuring charges of $15 million ($9 million, net of tax benefits).
(b) The third quarter of 1998 included restructuring charges of $35 million ($29 million, net of tax benefits). The fourth quarter of 1998 included a restructuring charge of $162 million ($154 million, net of tax benefits).


-----------------------------------------AMERICAN STANDARD '99 annual report-67-

Corporate Officers

American Standard Companies Inc.

Frederic M. Poses
Chairman and Chief Executive Officer

G. Peter D'Aloia
Senior Vice President and Chief
Financial Officer

J. Paul McGrath
Senior Vice President, General Counsel
and Secretary

Thomas S. Battaglia
Vice President and Treasurer

George H. Kerckhove
Vice President

Raymond D. Pipes
Vice President, Investor Relations

G. Ronald Simon
Vice President and Controller

Robert M. Wellbrock
Vice President, Taxes

--------------------------------------------------------------------------------
AIR CONDITIONING SYSTEMS AND SERVICES

Roberto Canizares M.
Vice President,
Air Conditioning Systems and Services,
Worldwide Applied Systems, Distribution

David R. Pannier
Vice President and Group Executive,
Air Conditioning Systems and Services,
North American Unitary Products

James H. Schultz
Vice President and Group Executive,
Air Conditioning Systems and Services,
Worldwide Applied Systems
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PLUMBING PRODUCTS

Alexander A. Apostolopoulos
Vice President, Plumbing Products,
Product and Business Development

Gary A. Brogoch
Vice President and Group Executive,
Plumbing Products, Asia Pacific

Wilfried Delker
Vice President and Group Executive,
Plumbing Products, Worldwide Fittings

Alberto Loreti
Vice President and Group Executive,
Plumbing Products, Europe

G. Eric Nutter
Vice President and Group Executive,
Americas Plumbing Products Group
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
VEHICLE CONTROL SYSTEMS

W. Craig Kissel
Senior Vice President,
Vehicle Control Systems

Michael Broughton
Vice President,
Vehicle Control Systems,
Leeds Operations

Jean-Claude Montauze
Vice President,
Vehicle Control Systems,
Claye-Souilly Operations

Wolfgang Voss
Vice President,
Vehicle Control Systems,
Order Fulfillment
--------------------------------------------------------------------------------


    ---------
    AMERICAN
-68-STANDARD--------------------------------------------------------------------
    COMPANIES
    ---------

Corporate Information

American Standard Companies Inc.

Corporate Headquarters
One Centennial Avenue
Piscataway, NJ 08855-6820
Tel: (732) 980-6000
Web Site Address:
www.americanstandard.com

BUSINESS OPERATIONS

AIR CONDITIONING SYSTEMS AND SERVICES

Worldwide Applied Systems
The Trane Company
3600 Pammel Creek Road
La Crosse, WI 54601-7599
Tel: (608) 787-2000
Web Site Address: www.trane.com

International Unitary Systems
Trane International Unitary Systems
1789 Chaussee De Wavre
1160 Brussels, Belgium
Tel: (32) 2/6638380

North American Unitary Products
The Trane Company
6200 Troup Highway
Tyler, TX 75707
Tel: (903) 581-3200
Web Site Address: www.trane.com

PLUMBING PRODUCTS

Americas, Worldwide Fittings
American Standard
One Centennial Avenue
Piscataway, NJ 08855-6820
Tel: (732) 980-3000
Web Site Address:
www.americanstandard-us.com

Asia Pacific
World Standard Ltd.
14-16/F. St. John's Building
33 Garden Road
Central Hong Kong
Tel: (852) 2/971-3688

Europe Plumbing Products
Ideal Standard
Boulevard du Souverain, 348
Box 1
1160 Brussels, Belgium
Tel: (32) 2/678-0911
Web Site Address:
www.idealstandard.com

VEHICLE CONTROL SYSTEMS

WABCO Automotive Product Group
Boulevard du Souverain, 348
Box 1
1160 Brussels, Belgium
Tel: (32) 2/663-0120
Web Site Address:
www.wabco-auto.com

Annual Meeting
May 4, 2000, at 11:30 AM (EDT)
American Standard College
One Centennial Avenue
Piscataway, NJ 08855

Transfer Agent and Registrar
Citibank, NA
111 Wall Street
New York, NY 10005

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: ASD

Additional Information

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge. A copy may be either printed from the Company's corporate website or requested from:

  Investor Relations
  One Centennial Avenue
  Piscataway, NJ 08855-6820
  Tel: (732) 980-6095

ASD Newsline No.
Tel: 1-888-ASD-News


Designed by Curran & Connors, Inc. / www.curran-connors.com

Demand Flow(R) is a registered trademark of the Jc-I-T Institute of Technology, Inc.

                                   ---------
                                   AMERICAN
                                      ----
                                   STANDARD
                                      ----
                                   COMPANIES
                                   ---------


    One Centennial Avenue Piscataway, NJ 08855-6820 www.americanstandard.com