Form 10-K, Exhibit 13
period 2000-12-31
AMERICAN STANDARD COMPANIES INC
filed 2001-03-30
CIK 836102

                                                                  Exhibit 13

PROGRESS

In Raising the Standard





                               2000 ANNUAL REPORT

                                    American
                                    Standard
                                    Companies

                          American Standard Companies

[Logo Trane]

[Logo American Standard]

[Logo Ideal Standard]

[Logo Porcher]

[Logo Sottini]

[Logo Wabco]

[Logo American Standard Heating and Air Conditioning]

[Logo Armitage Shanks]

[Logo Ceramica Dolomite]

[Logo Jado]

[Logo Trevi]

[Logo Absolute By Ideal Standard]

AIR CONDITIONING SYSTEMS AND SERVICES Air conditioning systems and services is our largest business with 31 manufacturing plants in nine countries. Selling under the Trane(R) and American Standard(R) brands, we sold $4.7 billion in systems and services in 2000. We are global market leaders in chiller equipment and number one in commercial systems and services in the U.S. We also have the premier brand in residential central air conditioning systems. Long recognized as the industry's technology leader, our air conditioning systems and services business continues to develop the most energy-efficient products for residential and commercial markets.

PLUMBING PRODUCTS The world's leading producer of bathroom and kitchen plumbing products for commercial and residential markets, American Standard operates 60 manufacturing plants in 23 countries. Its leading brands include American Standard(R), Ideal Standard(R), JADO(R), Absolute(TM), Armitage Shanks(TM), Ceramica Dolomite(TM), Porcher(R), Sottini(TM) and Trevi Showers(TM). Sales in 2000 totaled $1.8 billion. Our products are recognized worldwide for award-winning design, outstanding craftsmanship and lifetime dependability.


VEHICLE CONTROL SYSTEMS Our vehicle control systems business is the world's leading producer of electronic braking, stability, suspension and transmission control systems for heavy commercial vehicles. These advanced electronic systems and other conventional braking products are marketed under the WABCO brand and manufactured at 12 plants in nine countries. In 2000, WABCO had sales of $1.1 billion.

PROGRESS


who we are

Our roots and our name are American, but our customers and our operations are global. Nearly half of our sales are outside the U.S. In fact, every other bathroom in Italy and the U.K. is equipped with our products. And we're the biggest foreign brand in China, where we've been doing business for 50 years. While we're best known as the world's leading producer of bathroom and kitchen plumbing products, more than 60 percent of the revenue of the American Standard Companies comes from our air conditioning and heating business, sold under the Trane and American Standard brands. On average, one of our air conditioning units is installed every minute of every day. Two out of every three commercial vehicles with advanced braking systems made since 1982 are equipped by WABCO, the technology leader in electronic vehicle motion and braking control. We're part of people's daily lives, from the water they drink, to the air they breathe, to their safety on the highway. We are three businesses, 61,000 people, multiple brands and millions of customers, making progress as one American Standard.

[Picture of Fred Poses Chairman and Chief Executive Officer]

"We're taking American Standard from being a good company to being one of the world's great companies."

Over the past year, our progress in raising the standard centered on four areas: customers, operational excellence, people and financial results.

To Our Shareholders:

The American Standard Companies had a very good year in 2000, achieving record sales, record margin, record earnings and record cash flow. Are we proud? You bet. Are we satisfied? No way. Why would we be satisfied? We have so much more to do. And we know we can be so much better. We're taking American Standard from being a good company to being one of the world's great companies. You don't do that in 12 months or even 24 months. But we're already delivering real, measurable performance and progress for our customers, our people and our investors.

     In last year's annual report we talked about our plans for "raising the standard." Now we're reporting on our "progress in raising the standard," the theme of this year's annual report. Over the past year, our progress in raising the standard centered on four areas: customers, operational excellence, people and financial results.


     Progress in Serving Customers. Our priority for running the American Standard Companies paraphrases a famous bit of campaign philosophy: It's the customer, stupid. The more we try to see through our customers' eyes, the better position we're in to earn their trust and their business. Millions of customers trust us to bring them comfort, climate and style at home and at work, as well as safety on the highway as they travel back and forth. In 2000 we worked hard to earn that trust and their business.

     We asked our biggest customers to trust us with their total air conditioning solutions. They told us they wanted one source they could rely on to put together all the elements of an advanced air conditioning system, from the chillers to air handlers to terminals and control systems. And they needed that one source to be there with the people, the maintenance and service to keep the system running efficiently 24 hours a day, seven days a week. In other words, they wanted us to provide a total air conditioning solution, and that's just what we did.

     Nobody else in the industry offers our level of total solutions, backed by a sales force of 1,600 college-graduate engineers who design total solutions for each customer, and 4,000 skilled air conditioning service technicians who are there with whatever technical support the customer needs.

     Costco Companies, Inc. counts on us to be there with seamless service for the air conditioning systems in their large retail facilities around the world. Walgreen Co. has the same kind of trust in us for their stores across the United States. We delivered on that trust in 2000 for these and hundreds of other customers in our Global/National Accounts program. Those customers were pleased enough to increase their business with us by better than 20 percent, more than double our overall air conditioning sales growth.

     Nobody knows more about customer needs than customers themselves. We acted on what customers told us as we developed our new Pinnacle and Precedent lines of air conditioning and heating systems, for the residential and commercial markets, respectively. These systems, which we'll launch this year, are smaller, quieter, easier to install and more efficient to operate.

     Nothing builds customer trust like making it easy to do business with you. So we used Internet technology to expand the personal support we could give our air conditioning dealers. More than 1,200 dealers have signed up to use our Trane ComfortSite e-commerce site as a quick and convenient way to learn about our products and order on-line.

     Customer relationships involve a level of mutual trust. We worked directly with DaimlerChrysler to jointly develop the industry's first Electronic Stability Control System that senses stability problems in a moving truck and takes corrective action before the driver even knows there's a problem. This is a prime example of how we're using our most advanced technology to add safety and comfort to large and small vehicles around the world.

                                           3 American Standard '00 Annual Report

The more we try to see through our customers' eyes, the better position we're in to earn their trust and their business.


     Customers who bought our new ClearTap filter faucet trusted us to deliver style as well as functionality, along with purity and the taste of designer bottled water. ClearTap does all these things, with good looks and a built-in replaceable filter that takes out impurities and keeps beneficial fluoride.

     And consumers in the U.S. who wanted to find products or information could trust our Plumbing web site (www.americanstandard-us.com). About 50 percent of the con- sumers who browsed that web site went on to buy our products.

     Do-it-yourselfers trusted us to make their lives easier when they put in a new bathroom. So instead of just selling them individual fixtures, we offered a packaged suite of ceramic ware and matching faucets for an attractive, coordinated look. And we included all the hardware needed for an easy installation, right down to the connecting bolts.

     Over the past 10 years, bathrooms have evolved from a household utility to a place where people can luxuriate in high-design surroundings. Families are making serious investments in bathrooms that have style, even elegance. We sweetened the return on that investment last year by expanding our line of sleek modern European bathroom suites designed by internationally famous architect and designer Renzo Piano, designer of the Georges Pompidou Center in Paris and the upcoming New York Times headquarters. And we strengthened our position in the fast-growing luxury bathroom market by acquiring JADO, a German-based company serving a global market with a full complement of high-end faucets and accessories.

     We're working every day to improve American Standard in the eyes of our customers--from the durability of our ceramics to the timeliness of our deliveries to the flair and excitement of our designs. More than ever, we're mindful that customers are the reason all 61,000 of us come to work.

     Progress with Operational Excellence. American Standard's operations are the sum of thousands of processes that take place around the world every day. Operational excellence means performing every one of those processes with all the speed and efficiency they deserve, whether the process is firing up a kiln, answering a customer's question or reporting the quarterly financial results. It means investing the valuable time of your people in critical processes and letting go of the processes that are done just by force of habit.

     Operational excellence is a broad and ambitious target. We're going after it with the systematic attention that it deserves. Operational excellence pays benefits to customers, suppliers and our own people, and we're involving all of them in improving our processes. Fortunately, we have the help of two powerful tools: Six Sigma quality and materials management.

     The Six Sigma quality approach helps people prevent and correct errors by training them to analyze and improve each process they use. Starting from nowhere at the begin- ning of 2000, we had more than 400 people involved in basic and advanced Six Sigma training and an equal number of Six Sigma projects under way by the end of the year.

     Materials management, a close cousin of purchasing, is a huge consideration in our drive toward operational excellence. American Standard buys over $4.5 billion a year in supplies. Quite frankly, we traditionally have not leveraged the buying power that this kind of volume commands, but we're catching on fast.

     We're partnering with suppliers, helping them produce the efficiencies and cost savings we need to keep offering our own customers the products they need at competitive prices. We started to see some bottom-line results last year, and we laid the groundwork for much more in 2001. For instance, we buy about $11 million in office supplies. At the beginning of 2000 we were dealing with 81 suppliers. By the end of the year we were dealing with just one supplier, who will save us 28 percent on office supplies in 2001 and serve us better.

Operational excellence is a broad and ambitious target. We're going after it with the systematic attention that it deserves.

     We've still got important work to do. Teams of our people are working with hundreds of suppliers in all of our purchasing operations. We're buying a lot smarter today than even a year ago, giving us the potential for improved quality, higher levels of service and lower costs.

     Progress with People. Did you ever hear a corporation say that people weren't really important? I doubt you ever will. Saying that people make it happen might be a bit of a cliche, but that's what we believe and we're doing something about it.

     Our people deserve the best leadership we can provide. And in 2000 we selectively recruited leaders with new skills and experience. This new talent is leading a number of functions, such as materials management, human resources, marketing and Americas Plumbing.

     Our people also need and deserve a safe place to work. We've embraced the goal of world-class safety results. Our safety record is improving, but it's not close to world class. So we've launched action plans with specific objectives to create a safer environment for our people. That's not just the right thing to do; it's the smart thing.

     The people development program created in 2000 and being rolled out this year is a strategic initiative to equip our people to succeed. We're systematically identifying individual skills and working with people on career plans and skills development. And let's remember, the people we are investing in are also big investors in American Standard. Our own people hold nearly 20 percent of our outstanding shares.

     Progress with Financial Results. Our progress on all fronts in 2000 added up to record financial results. We set aggressive financial goals for 2000 over a year ago and delivered on them, even as many of our competitors were coming up short. We had growth of 6 percent in revenue and 16 percent in earnings per share. We beat our target for margin improvement, growing it by 0.7 of a percentage point. We also set a record with $208 million in free cash flow, a 32 percent increase. Including asset dispositions, we generated $300 million in cash.

     Despite the strong results, I wouldn't want to give anybody the impression that 2000 was an easy year. Each of our three businesses wrestled with different economic and market forces--such as higher energy costs, lower truck production and the effects of international currency fluctuations, particularly the weakness of the Euro against the dollar. Even the lack of hot weather in some of our markets presented an extra hurdle for our air conditioning business. Despite these obstacles, our people performed and delivered record results.

     Progress in Raising the Standard. So here we are in the Spring of 2001, a company that is making progress but is also a work in progress itself. To keep raising the standard, we'll stay focused on our goals to achieve premier customer service, drive operational excellence and deliver business plan results. And we will continue to invest in our people, giving them better opportunities to make us a better company.

     We have no illusions about the next few years being a romp. The U.S. economy is slowing down, as are economies in some of our other key markets. But the diversity of our product portfolio, our mix of industries and our global reach mean we're not dependent on just one country or industry. And let's not forget that we make real products for real people. This company isn't the product of a speculative e-bubble. We are a growing company, and I see our growth continuing well into the future.

     As we move into the second year of raising the standard, American Standard people are justifiably proud, but not complacent. We know we can and will be better. And we look forward to the results we can produce for customers, our own people and shareowners in the years ahead. We're a good company, getting better, but not as great as we can be. Speaking personally, I'm proud to be part of what's going on here.




Sincerely,



/s/ Frederic M. Poses
------------------------------------
Frederic M. Poses
Chairman and Chief Executive Officer

                                           5 American Standard '00 Annual Report

[Picture of office meeting]


ACHIEVE

Premier customer service

[Picture On The New Times Square]

[Picture A Trane System]

[Picture Controls The Climate]

[Picture For Conde Nast Journalist]

When the staff of the leading design publication Architectural Digest magazine sits down to work in the new Conde Nast building at Four Times Square in New York, they're thinking about page layouts and deadlines for the next edition. No one has to think about the quality of the air they're breathing. That's taken care of by a central air conditioning and heating system from Trane.

     Those journalists are a few of the millions of customers we reach through dealers, distributors, retailers, truck manufacturers, equipment providers, building managers and real estate developers around the world. Our products affect the daily lives of people who depend on us for the quality of their lives at home and at work and their safety on the road.

     So we've got a lot riding on achieving premier customer service. That means doing everything from the customer's point of view: developing products that customers really want, making them with the quality customers expect, delivering them on time wherever customers need them and, if problems develop, fixing them quickly.

     Simple enough to say, but a real challenge to achieve. So in 2000, we put customer-focused quality teams to work in every part of the business. They're focused on improving every aspect of the customer's experience, from the way we answer the phone, to on-time deliveries and the quality and market appeal of our products.

     We did well by our customers last year, well enough to generate record sales and win awards. But we also got an occasional letter like the one from a customer who said we let her down and delayed her bathroom construction because one of our sinks was missing washers. Letters like that keep us from getting complacent. Only a few companies ever achieve premier customer service, and we intend to join that select group.

achieve

In considering the heating, ventilation and air conditioning equipment for Four Times Square, The Durst Organization conducted an exhaustive analysis in several areas. Conceptually, the building was intended to set the benchmark for environmental responsibility as the world's largest and most recognized "green building." The Trane Horizon gas-fired absorption chiller-heaters surpassed all competition with respect to reduced impact on environment, efficiency and performance without the use of CFCs. These environmental factors, coupled with the fact that Trane, backed by American Standard, provided the credibility that a 1.6 million square foot project would require.

Jonathan Durst
The Durst Organization


                                           7 American Standard '00 Annual Report

DRIVE

Operational excellence

[Picture Man inspecting products]

[Picture Final Quality Inspection]

[Picture Prepared for the Klin]

[Picuture Ready for Customer]

     It's easy to endorse a high-sounding goal like operational excellence, but how are we going to get there?

     You can answer that question in Sevlievo, Bulgaria, in the center of the country, 180 miles from the Black Sea. That's the site of our newest plumbing plant, where 1,300 people work three shifts a day producing ceramic bathroom products, setting industry records for speed, quality and productivity. As a brand new but enthusiastic workforce learned advanced manufacturing techniques, the plant went from zero production to nearly two million units a year in just three years. That's a start-up speed virtually unheard of for a plant of this size. Yet the team continues to make big gains each year in product yields and efficiency.

     In Clarksville, Tennessee, commercial air conditioning systems produced by Trane achieved the shortest lead-time in the industry, just 36 hours from the time the order hits to the time the system ships. Meanwhile, a team of engineers at the Trane factory in Tyler, Texas, is using Six Sigma quality techniques to develop the Pinnacle line of residential air conditioning systems, which are less costly to manufacture and install.

     The Tyler success is an early dividend from the application of Six Sigma throughout our company. Six Sigma will have a bigger impact on our operations than even Demand Flow Technology (DFT), which we were a leader in applying. While DFT streamlines the flow of manufacturing and avoids bottlenecks, Six Sigma analyzes and improves every step in a process. We're putting it to work in everything from manufacturing techniques to human resources programs to customer service and supplier relationships.

     Every process we improve is like striking oil on land you already own. But with operational excellence, unlike petroleum deposits, there is an unlimited supply if you're committed to work for it.

drive


In Bulgaria, we manufacture two million products a year with rigorous process discipline. Everyone here understands that the quality of our products depends on the quality of our processes. So attention to detail extends from mixing raw materials to fashioning the molds that shape our products to the care we take in moving them in and out of the kilns. We've invested our time in learning the processes essential to produce long-lasting, high-performance products that are both functional and attractive. Our customers expect product excellence, and nothing short of operational excellence can meet their expectations.

Tom Thornton Business Leader
Ideal Standard Bulgaria


"Demand Flow" is a registered trademark of the JcIT Institute of Technology.


                                           9 American Standard '00 Annual Report

DELIVER

Business plan results

[Picture of a car on the beach]

[Picture WABCO TECHNOLOGY]

[Picture IN GM SUVs]

[Picture WORLD-CLASS PRODUCTS]

[Picture IN GOOD HANDS]


     There's a simple formula for delivering business plan results. First you tell people what you plan to do. Then you go out and do it.

     That's how the people of WABCO, our vehicle controls systems group, delivered on their ambitious business plan in 2000, even though the year itself wasn't going to do them any favors. Overcoming the effects of a weak Euro and slowed truck production later in the year, WABCO delivered results because of a relentless commitment to customers and operational improvements.

     WABCO maintained sales growth by increasing its market penetration, its sales of new systems to existing customers and its geographic expansion. Looking for new ways to deliver future business plan results, our vehicle controls group not only developed new systems for new customers, but also pushed the edge of the technological envelope with new systems for our existing truck manufacturer customers.

     For example, WABCO introduced a new air suspension system for General Motors' new 2002 GMC Envoy shown on the opposite page. The air suspension system gives weekend adventurers a great ride and a way to inflate the vehicle's tires, as well as beach balls or rubber rafts. In addition, WABCO worked with DaimlerChrysler to develop the industry's first electronic truck stability system. It can significantly improve highway safety by detecting vehicle instability and implementing corrective action before a driver senses a problem.

     WABCO has become the world leader in both anti-lock braking systems (ABS) and electronic braking systems (EBS) for trucks. Since 1982, two out of every three commercial vehicles manufactured with advanced braking systems have "WABCO inside." And last year's production of advanced braking systems represented an increase of more than 300 percent over the level just five years ago.

     Even in the face of economic and market headwinds, WABCO and the entire American Standard organization delivered strong business plan results. Performance like that builds our confidence in the future.


deliver


WABCO scored a major victory when General Motors awarded us the contract to equip GM's new 2002 GMC Envoy and Oldsmobile Bravada sport utility vehicles
(SUVs) with WABCO's electronically controlled air suspension system (ECAS). ECAS-equipped cars, light trucks and SUVs are an important new growth area of our business. And we've got a great product that's getting rave reviews in the automotive trade press. Our goal is to become the leading supplier of air suspension systems. Gaining new customers like General Motors, our first U.S. customer in the fast-growing SUV market, shows we can compete and win on a global basis. And that's how we'll deliver business plan results.

Daniel Samson ECAS Team Leader WABCO


                                          11 American Standard '00 Annual Report

                               Financial Contents


Board of Directors                      13   Management's Discussion and Analysis          Management's Report                    27
                                             (continued)
Five-Year Financial Summary             14                                                 Report of Independent Auditors         28
                                             Capital Expenditures                     24
Management's Discussion and Analysis                                                       Financial Statements
                                             Recently Issued
Overview                                15   Accounting Standards                     25   Consolidated Statement
                                                                                           of Operations                          29
Air Conditioning Systems                     Cyclical and Seasonal Nature
and Services                            16   of Business                              25   Consolidated Balance Sheet             30

Plumbing Products                       17   Market Risk                              25   Consolidated Statement of
                                                                                           Cash Flows                             32
Vehicle Control Systems                 19   Information Concerning
                                             Forward-Looking Statements               26   Consolidated Statement of
Other Financial Summary Items           20                                                 Stockholders' Deficit                  34

Liquidity and Capital Resources         22                                                 Notes to Consolidated
                                                                                            Financial Statements                  35

Board of Directors

American Standard Companies Inc.

FREDERIC M. POSES (A-Chairman)             JAMES F. HARDYMON (B)                      Member of:
Chairman and Chief Executive Officer       Retired Chairman                           (A) Executive Committee
American Standard Companies Inc.           Textron, Inc.                              (B) Audit Committee
                                           Lexington, Kentucky                        (C) Management Development and
STEVEN E. ANDERSON (B-Chairman)                                                       Nominating Committee
Retired National Partner in                ROGER W . PARSONS (A) (C-Chairman)
Charge-Industries                          Retired Chief Executive
KPMG Peat Marwick                          Rea Brothers Group PLC
New York, New York                         London, United Kingdom

JARED L. COHON (C)                         J. DANFORTH QUAYLE (B) (C)
President                                  Former Vice President of the United States
Carnegie Mellon University                 Paradise Valley, Arizona
Pittsburgh, Pennsylvania
                                           DAVID M. RODERICK (A) (B) (C)
EDWARD E. HAGENLOCKER                      Chairman
Former Vice Chairman                       Earle M. Jorgensen Company
Ford Motor Company                         Brea, California
Former Chairman                            Retired Chairman USX Corporation
Visteon Automotive Systems                 Pittsburgh, Pennsylvania
Dearborn, Michigan



                                          13 American Standard '00 Annual Report

Five-Year Financial Summary

American Standard Companies Inc.


(Dollars in millions, except per share data)                                                 Year Ended December 31,
--------------------------------------------                                       -------------------------------------------
                                                                                    2000     1999      1998     1997     1996
                                                                                   ------   ------    ------   ------   ------
SEGMENT DATA
Sales:
Air Conditioning Systems and Services                                              $4,726   $4,337    $3,940   $3,567   $3,437
Plumbing Products                                                                   1,803    1,755     1,510    1,439    1,452
Vehicle Control Systems                                                             1,069    1,098     1,106      952      916
                                                                                   ------   ------    ------   ------   ------
                                                                                   $7,598   $7,190    $6,556   $5,958   $5,805
                                                                                   ======   ======    ======   ======   ======
Segment income:
Air Conditioning Systems and Services                                                $531     $453      $386     $386     $372
Plumbing Products                                                                     162      164       119      119      110
Vehicle Control Systems                                                               147      134       153      127      123
                                                                                   ------   ------    ------   ------   ------
                                                                                      840      751       658      632      605
Equity in net income of unconsolidated joint ventures                                  30       37        27       12        3
Gain on sale of Calorex (a)                                                            57       --        --       --       --
Restructuring and asset impairment charges (b)                                        (70)     (15)     (197)      --     (235)
Interest expense                                                                     (199)    (188)     (188)    (192)    (198)
Corporate expenses                                                                   (149)    (134)     (110)    (105)    (104)
                                                                                   ------   ------    ------   ------   ------
Income from continuing operations before income taxes and extraordinary item          509      451       190      347       71
Income taxes                                                                         (194)    (187)     (141)    (124)    (105)
                                                                                   ------   ------    ------   ------   ------
Income (loss) from continuing operations before extraordinary item                    315     $264       $49     $223     $(34)
                                                                                   ======   ======    ======   ======   ======
Per share:
Basic                                                                               $4.49    $3.74      $.68    $3.03    $(.44)
Diluted                                                                             $4.36    $3.63      $.66    $2.93    $(.44)
OTHER DATA
Net cash provided by continuing operations                                           $475     $512      $477     $444     $366

(a) In 2000, the Company sold its Calorex water heater business for a gain of $57 million ($52 million net of taxes, or $.72 per diluted share).

(b) In 2000, the Company recorded a net restructuring and asset impairment charge of $70 million ($51 million, net of tax benefits, or $.71 per diluted share). These charges consisted of $26 million for Air Conditioning Systems and Services, $34 million for Plumbing Products and $15 million for Vehicle Control Systems, partly offset by a $5 million reduction of charges taken in prior years. In 1999, the Company recorded restructuring and asset impairment charges of $15 million ($9 million, net of tax benefits, or $.13 per diluted share). The 1999 charges consisted of restructuring charges of $30 million principally for Vehicle Control Systems and a $13 million impairment charge relating to a minority equity interest in a non-core business, partly offset by a reduction of charges taken in 1998 to restructure North American Plumbing Products operations. In 1998, the Company recorded restructuring and asset impairment charges of $197 million ($183 million, net of tax benefits, or $2.49 per diluted share), including $185 million for Plumbing Products, $7 million for Air Conditioning Systems and Services and $5 million for Vehicle Control Systems. In 1996, upon the adoption of a new accounting standard on impairment of assets, the Company incurred a non-cash charge of $235 million, or $2.95 per diluted share. See
     Note 5 of Notes to Consolidated Financial Statements and Management's Discussion and Analysis which follows.

Management's Discussion and Analysis

American Standard Companies Inc.


O V E R V I E W

The Company achieved record sales and segment income in 2000 for the sixth consecutive year primarily as a result of strong performance by Air Conditioning Systems and Services and Vehicle Control Systems. These results were attained despite a softening in the U.S. economy in the second half of the year, a decline in the U.S and European commercial vehicle markets and the unfavorable effects of foreign exchange. Sales for 2000 were $7.6 billion, an increase of 6% from $7.2 billion in 1999, and up 10% excluding the unfavorable effects of foreign exchange. Segment income was $840 million, an increase of 12% from $751 million in 1999, and up 15% excluding the unfavorable effects of foreign exchange. Income from continuing operations in 2000 was $315 million, or $4.36 per diluted share, including a gain on the sale of the Calorex water heater business of $57 million ($52 million net of taxes, or $.72 per diluted share), essentially offset by net restructuring and asset impairment charges of $70 million ($51 million net of tax benefits, or $.71 per diluted share). This compares with income from continuing operations in 1999 of $264 million, or $3.63 per diluted share, including net restructuring and asset impairment charges of $15 million ($9 million net of tax benefits, or $.13 per diluted share). Excluding such restructuring and asset impairment charges, income from continuing operations increased 15% to $314 million in 2000 from $273 million in 1999.


RESULTS OF OPERATIONS FOR 2000 COMPARED WITH 1999 AND 1999 COMPARED WITH 1998

Consolidated sales for 2000 were $7,598 million, an increase of $408 million, or 6% (10% excluding the unfavorable effects of changes in foreign exchange), from $7,190 million in 1999. Sales increased 9% for Air Conditioning Systems and Services and 3% for Plumbing Products, but declined 3% for Vehicle Control Systems.

Consolidated sales for 1999 were $7,190 million, an increase of $634 million, or 10% (11% excluding the unfavorable effects of changes in foreign exchange), from $6,556 million in 1998. Sales increased 10% for Air Conditioning Systems and Services and 16% for Plumbing Products, but declined slightly for Vehicle Control Systems.

Segment income for 2000 was $840 million, an increase of $89 million, or 12% (15% excluding the unfavorable effects of foreign exchange), from $751 million in 1999. Segment income increased 17% for Air Conditioning Systems and Services and 9% for Vehicle Control Systems but decreased 1% for Plumbing Products.

Segment income for 1999 was $751 million, an increase of $93 million, or 14% (16% excluding the unfavorable effects of foreign exchange), from $658 million in 1998. Segment income increased 17% for Air Conditioning Systems and Services and 38% for Plumbing Products but decreased 12% for Vehicle Control Systems.

[Pie Chart 2000 Sales]
$7.6 Billion

BUSINESSES
Air Conditioning 62%
Vehicle Controls 14%
Plumbing 24%

GEOGRAPHY
U.S. 56%
Other 16%
Europe 28%


[Pie Chart 2000 Segment Income]
$840 Million

BUSINESSES
Air Conditioning 63%
Plumbing 19%
Vehicle Controls 18%

GEOGRAPHY
U.S. 67%
Other 8%
Europe 25%

                                          15 American Standard '00 Annual Report

American Standard Companies Inc.


RESULTS OF OPERATIONS BY BUSINESS SEGMENT

AIR CONDITIONING SYSTEMS AND SERVICES BUSINESS SEGMENT


                                                    Year Ended December 31,
(Dollars in millions)                           2000          1999         1998
---------------------                           ----          ----         ----
Sales                                         $4,726        $4,337       $3,940
Segment income                                 $ 531          $453         $386

In 2000, sales of Air Conditioning Systems and Services increased 9% (10% excluding foreign exchange effects) to $4,726 million from $4,337 million for 1999. Worldwide commercial applied and commercial unitary sales increased 9% in 2000 and residential air conditioning sales increased 8%, both primarily on higher volume. In 1999, sales of Air Conditioning Systems and Services increased 10% (with little effect from foreign exchange) to $4,337 million from $3,940 million for 1998. Commercial applied and commercial unitary sales increased 11% worldwide and residential sales increased 9%. Commercial markets account for approximately 80% of Air Conditioning Systems and Services' total sales. Approximately 65% of total sales are to the replacement, renovation and repair markets.

Segment income of Air Conditioning Systems and Services in 2000 increased 17% (with little effect from foreign exchange) to $531 million from $453 million in 1999. The increase was attributable primarily to higher volumes and margins in the U.S. in commercial applied and commercial unitary products, and to a lesser extent to improved volumes and margins in the international commercial business. Overall margins improved from 10.4% in 1999 to 11.2% in 2000. Segment income of Air Conditioning Systems and Services in 1999 increased 17% (with little effect from foreign exchange) to $453 million from $386 million in 1998. The increase was attributable primarily to higher volumes and margins. Overall margins improved from 9.8% in 1998 to 10.4% in 1999.

[Pie Charts Air Conditioning Systems and Services 2000 Sales]

                            $4.7 Billion
             Residential......20%             Europe..... 7%
             Commercial.......80%             U.S. ......76%
                                              Others.....17%

             Residential New Construction................10%
             New Commercial Construction.................25%
             Replacement, Renovation and Repair..........65%


In 2000 worldwide commercial applied and commercial unitary sales increased 9% (10% excluding foreign exchange effects) due to significant gains in the U.S. equipment and service businesses, as well as in Asia. This double-digit growth globally (excluding exchange) was a strong performance relative to market growth. U.S. sales of commercial products increased because of higher volumes, reflecting growth in the U.S. replacement, renovation and repair markets and increased market share, which more than offset the effect of modest slowing in commercial construction in the second half of the year. Sales benefited from expansion of the national and global accounts program, the acquisition of sales and service offices and sales of Integrated Comfort Systems, which combine new high-efficiency chillers, air handlers, terminal products and controls into one system. Sales outside the U.S., which are substantially commercial, improved significantly in Asia outside of China, and grew solidly in Latin America and Europe which benefited from a new line of high-efficiency chillers, market growth and market share gains. The recovery in Asia was driven primarily by expansion of the global accounts business and stronger markets. Residential sales in the U.S., increased 8% because of market share gains and overall growth in the market for the year. The gain was achieved despite the adverse effects of cooler-than-normal weather in the Midwest and Northeast and weaker markets in the second half of 2000. In addition, 1999 sales had benefited from a warmer-than-normal summer in most areas of the U.S. The residential business performed significantly better than the market as a whole in 2000.

In 1999, worldwide commercial applied and commercial unitary sales increased 11% (with little effect from foreign exchange) as a result of strong market growth and higher volumes in the U.S., Europe and Canada. U.S. markets expanded as replacement and renovation activity grew and commercial construction was at near-record high levels. U.S. sales of commercial products increased because of higher volumes, reflecting strength in the U.S. commercial equipment business, market share gains and the acquisition of sales and service offices. Markets outside the U.S. were mixed, with sales increases in Europe and Canada partly offset by decreases in Latin America and Asia. Residential sales in the U.S. increased 9%, principally reflecting higher volume from the effects of warmer-than-normal weather, and overall growth in the market for the year.

Segment income for the worldwide commercial business increased 25% in 2000 (with little effect from foreign exchange), primarily as a result of higher volume and cost improvements in the U.S., and improved profitability in international operations. Segment income for the residential business was flat in 2000 compared with 1999, but remained strong, as volume and productivity gains were offset by costs of designing and developing a new generation of residential air conditioners.

Segment income for the worldwide commercial business increased 20% in 1999 (with little effect from foreign exchange), attributable primarily to higher volumes and margins. Segment income for the residential business increased 14% in 1999, primarily from higher volumes.


BACKLOG--The worldwide backlog for Air Conditioning Systems and Services remained at a high level as of December 31, 2000, at $681 million, a decrease of 3% from the year-earlier level, excluding foreign exchange effects. This high level reflected continued strength in major markets and improvements in Asia and Latin America, but was slightly lower overall because of the divestiture of the Company's absorption business in China.

PLUMBING PRODUCTS BUSINESS SEGMENT

                                                  Year Ended December 31,
                                               ------------------------------
(Dollars in millions)                           2000        1999       1998
---------------------                           ----        ----       -----
Sales                                          $1,803      $1,755      $1,510
Segment income                                   $162        $164       $ 119

Sales by Plumbing Products were $1,803 million in 2000, an increase of 3% (9% excluding the unfavorable effects of foreign exchange), from $1,755 million in 1999. The increase (excluding exchange) primarily reflected a 13% sales gain in the Americas and a 7% gain for Europe, with Asia contributing a small increase. Sales in the Americas increased despite a slowing in the U.S. market in the second half of the year. U.S. sales increased 18%, primarily on higher volume from market share gains in fittings throughout the year and fixtures gains in the first half. European sales increased primarily on higher volume, including market share gains, primarily in the first nine months of the year. Latin American sales declined slightly. The continuing improvement in Asian economies resulted in volume increases in that region.

Sales by Plumbing Products were $1,755 million in 1999, an increase of 16% (20% excluding the unfavorable effects of foreign exchange), from $1,510 million in 1998. The increase (excluding exchange) primarily reflected a 10% sales gain in the Americas and a 35% gain for Europe. The increase in Europe included the effect of the acquisition in February 1999 of the Bathrooms Division of Blue Circle Industries PLC, consisting of two principal businesses: Armitage Shanks, a United Kingdom manufacturer, and Ceramica Dolomite, an Italian manufacturer ("Armitage/Dolomite").



                                          17 American Standard '00 Annual Report

American Standard Companies Inc.


Segment income of Plumbing Products was $162 million for 2000, down from $164 million for 1999, but increased 3% excluding the unfavorable effects of foreign exchange. The increase (excluding exchange) primarily reflected gains in Europe and Asia, mostly offset by a decline in the Americas. Overall margins declined from 9.3% in 1999 to 9% in 2000. Segment income of Plumbing Products was $164 million for 1999, an increase of 38% (44% excluding the unfavorable effects of foreign exchange), from $119 million for 1998. This increase (excluding exchange) was mainly due to strong increases in Europe (which includes the effect of the Armitage/Dolomite acquisition) and in the U.S., both driven by volume increases and cost reductions that expanded margins to 9.3% from 7.9%. These gains were tempered by a modest increase in Latin America and a small decrease in Asia.

AMERICAS--In 2000, Plumbing Products sales in the Americas increased 13% (with little effect from foreign exchange) compared with 1999. Sales in the U.S. grew 18%, primarily from volume gains in the first half of the year (due to strong markets) that were offset to a significant extent by decreased volumes in the second half because of the slowing U.S. economy. U.S. fittings sales were significantly higher throughout the year and fixtures gained in the first half but declined late in the year. Renovation and remodeling in the U.S., which had been at very high levels, as evidenced by the large retail home center expansion over the last several years, declined in the second half of 2000, especially in the fourth quarter. New housing starts also declined from high levels in the latter part of the year. Sales in Latin America decreased slightly for the year, as markets were soft for much of 2000 but recovered strongly in the fourth quarter. Segment income for the Americas decreased, driven primarily by lower profitability in the fixtures business in the second half, reflecting rising energy costs, currency issues and increased labor costs in Latin America, and decreased volume in the latter part of the year.

In 1999, Plumbing Products sales in the Americas increased 6% (10% excluding foreign exchange effects) compared with 1998. Sales in the U.S. grew 16% due to strong markets (more than 5% expansion) and market share gains in both the wholesale and retail market channels. Renovation and remodeling activity and new housing starts in the U.S. were at high levels. The gain in the U.S. was partly offset by decreased sales in Latin America where markets were down significantly. Segment income for the Americas increased, driven primarily by strong volume increases in the U.S. and the benefits of lower-cost sourcing from expanded facilities in Mexico.

[The following data is represented by Pie Charts]

                         PLUMBING 2000 SALES
                            $1.8 BILLION

             Residential                               75%
             Commercial                                25%

             Europe                                    49%
             U.S.                                      35%
             Other                                     16%

             Replacement
               and Remodeling                          60%
             New Construction                          40%

EUROPE--In 2000, sales for Europe decreased 5% (but increased 7% excluding foreign exchange effects) compared with 1999 sales. The increase (excluding exchange) included higher sales volumes in Italy, France and Germany primarily from the acquisitions of Armitage/Dolomite in February 1999 and a small fittings business in March 2000, and to a lesser extent from market share gains and improved markets. Segment income in Europe increased, principally due to the higher volume and cost improvements from the restructuring of European operations as part of a lower-cost sourcing program.

In 1999, sales for Europe increased 30% (35% excluding foreign exchange effects) compared with 1998 sales. This increase included $279 million of sales from the Armitage/Dolomite businesses acquired in February 1999 (see Note 4 of Notes to Financial Statements), partly offset by a reduction of $58 million of sales related to the divestiture of French distribution operations in the fourth quarter of 1998. Excluding the acquisition and the divestiture, sales in Europe increased modestly, essentially in line with market growth. Segment income in Europe increased substantially, principally due to the February 1999 Armitage/Dolomite acquisition and cost improvements from the restructuring of European operations.

ASIA--In 2000, Asia sales increased 3% (4% excluding foreign exchange effects) compared with 1999. The increase was principally attributable to higher volumes owing to improvements in the local economies. Segment income increased strongly in 2000 because of higher volume and cost improvements. In 1999, Asia sales and segment income both declined slightly as operations suffered from adverse economic conditions in the region.

BACKLOG--Plumbing Products' backlog as of December 31, 2000, was $106 million, a decrease of 26% from December 31, 1999 (excluding foreign exchange effects), reflecting weaker markets in the U.S. and Europe.


VEHICLE CONTROL SYSTEMS BUSINESS SEGMENT

                                                  Year Ended December 31,
(Dollars in millions)                        2000            1999         1998
---------------------                        ----            ----         ----
Sales                                      $1,069          $1,098       $1,106
Segment income                               $147            $134         $153


Vehicle Control Systems' sales for 2000 were $1,069 million, a decrease of 3% (but an increase of 10% excluding the unfavorable effects of foreign exchange), from $1,098 million in 1999. The increase (excluding foreign exchange effects) resulted from improved market demand, increased penetration with core products, new vehicle control system products (higher content per vehicle) and significant volume expansion in Asia. Unit volumes of truck and bus production increased 5% in Western Europe in 2000 compared with 1999. Sales also increased significantly in Brazil, primarily as a result of a sharp increase in that country's commercial vehicle production. Additionally, sales by the U.S. compressor manufacturing business increased. These gains were partly offset by decreased shipments of anti-lock braking systems (ABS) to the Company's U.S. braking systems joint venture, as U.S. truck production declined 19%.

Vehicle Control Systems' sales for 1999 were $1,098 million, down 1% (up 4% excluding unfavorable foreign exchange effects), from $1,106 million in 1998. Increased shipments of ABS to the Company's U.S. braking systems marketing joint venture, higher product content per vehicle on new models introduced in 1998 and sales by the U.S. compressor manufacturing joint venture were more than offset by exchange effects. Increased export sales to the U.S. in 1999 reflected the full phase-in of regulations requiring ABS on all new heavy-duty trucks and trailers, and a 21% increase in U.S. truck production. Sales to European commercial vehicle manufacturers declined slightly in 1999, as unit volumes of truck and bus production in Western Europe decreased 1% from 1998 levels. Brazilian sales also declined, as truck production decreased 28%.

[The following data is represented as Pie Charts]

                       VEHICLE CONTROL SYSTEMS 2000 SALES
                                  $1.1 BILLION

             Europe                                    77%
             U.S.                                      13%
             Other                                     10%

             Electronic                                40%
             OEM Conventional                          39%
             After market                              21%

Segment income in 2000 increased 10% (27% excluding unfavorable foreign exchange effects) to $147 million in 2000, from $134 million in 1999. This primarily reflected higher volumes in Europe and Asia, together with a smaller gain in Brazil. Margins also benefited from productivity enhancements, materials management initiatives and lower warranty expense. Margins improved from 12.2% in 1999 to 13.8% in 2000. The increase in segment income, however, was partly offset by decreased equity income from the U.S. marketing joint venture because of the significant decline in North American commercial vehicle production in 2000.

                                          19 American Standard '00 Annual Report

American Standard Companies Inc.

Segment income decreased $19 million ($10 million excluding the unfavorable effects of foreign exchange) to $134 million in 1999, from $153 million in 1998. This was primarily the result of warranty costs and increased product development spending. Overall margin declined from 13.7% in 1998 to 12.2% in 1999. The decline in segment income, however, was substantially offset by increased equity income from the U.S. marketing joint venture which expanded its market-leading position. More than 600,000 anti-lock braking systems were shipped to the North American operation in 1999, an increase of 33% over the prior year.

BACKLOG--Vehicle Control Systems' backlog as of December 31, 2000, was $385 million, an increase of 2% from December 31, 1999 (excluding foreign exchange effects), primarily reflecting improvements in the U.K. and expansion of business in Asia, partly offset by a decline in Europe due to weaker markets at year end.

OTHER FINANCIAL SUMMARY ITEMS

The decrease in equity in net income of unconsolidated joint ventures for 2000 compared with 1999 primarily reflects lower income in Vehicle Control Systems' North American braking systems marketing joint venture because of a significant market decline. In 1998 and 1999 that business experienced exceptionally strong growth. The 2000 decrease was tempered somewhat by improved results in Air Conditioning Systems and Services' scroll compressor joint venture.

In 2000, the Company sold its Calorex water heater business for $68 million, resulting in a gain of $57 million ($52 million net of tax). Calorex was a non-core business that generated approximately $40 million in annual sales.

In 2000, the Company announced a worldwide restructuring program which includes improving efficiency through the transfer of production to locations with lower product costs, the closure of manufacturing and administrative facilities, outsourcing production of certain products, capitalizing on synergistic opportunities in several businesses and termination costs related to upgrading the effectiveness of the organization. This program is designed to enhance shareholder value and improve the Company's competitive position in its markets. In connection therewith, in the fourth quarter of 2000 the Company recorded a net restructuring and asset impairment charge of $70 million ($51 million net of tax benefits).

This charge was comprised of $26 million for Air Conditioning Systems and Services, $34 million for Plumbing Products and $15 million for Vehicle Control Systems, net of a $5 million reversal of unutilized restructuring charges recorded previously for the 1998-1999 restructuring program described below. The Air Conditioning Systems and Services charge includes costs related to a workforce reduction of 700 people to integrate international operations, costs of non-cancelable lease obligations no longer to be used, and an asset impairment charge. The Plumbing Products charge includes an asset impairment write down related to the closure of one plant in the U.S. and a related workforce reduction of 250 people. Production is being transferred to other facilities in the U.S. and Mexico. The Plumbing Products charge also includes termination costs for a workforce reduction of 350 people related to the centralization and realignment of certain functions in Western Europe, the Americas and Asia to eliminate redundancies. The Vehicle Control Systems charge primarily reflects the transfer of production to the lower-labor cost facility in Poland and consolidation of certain operations and administrative functions in Western Europe, resulting in a net workforce reduction of 450 people. The restructuring and asset impairment charge in 2000 was comprised of non-cash asset write-downs of $24 million and accrued cash charges of $51 million which the Company expects will be principally utilized by the end of 2001. This program is expected to achieve annual savings of approximately $50 million, on a pre-tax basis. The Company expects to realize a portion of the benefits in 2001 and fully in 2002 and thereafter. See Note 5 of Notes to Consolidated Financial Statements.

In 1998, the Company committed to restructuring plans designed to achieve lower product costs and improved operating efficiency. Accordingly, the Company recorded charges totaling $197 million ($183 million net of tax benefits) comprised of $185 million for Plumbing Products, $7 million for Air Conditioning Systems and Services and $5 million for Vehicle Control Systems. The Plumbing Products charge included costs related to the closure of five plants in Europe and two in North America, a loss on the sale of the French plumbing distribution operations, write-off of related goodwill and a workforce reduction of approximately 1,500 people. The Air Conditioning Systems and Services charge reflected the closure of one plant in Australia, one plant in Europe and a workforce reduction of 100 people. The Vehicle Control Systems' charge related to the closure of three plants in Europe and a workforce reduction of 75 people. The charge of $197 million was comprised of non-cash asset write-downs of $87 million and accrued charges of $110 million.

In 1999, the Company recorded a $15 million restructuring and asset impairment charge that reflects several elements. During the fourth quarter of 1999 management re-evaluated its plan to close one of its plumbing plants in North America. This reduced the number of people to be terminated in North America by approximately 280. The Company also was able to sell the other North American plumbing plant on more favorable terms than initially contemplated. Those two principal reductions and other smaller reductions to estimated severance and facilities costs resulted in a reversal in 1999 of $29 million of amounts accrued in 1998. Management also re-evaluated the restructuring plans for Vehicle Control Systems and decided to transfer additional manufacturing capacity to a facility in Poland, where labor costs are lower. This resulted in additional charges of $17 million for the closure of five manufacturing facilities in Europe and one in Japan, the termination of approximately 550 employees in Europe and 25 in Japan. In addition, certain estimated charges recorded in 1998 were increased to reflect current estimates that resulted in additional charges incurred in 1999 of $14 million. Those increases included changes in severance and other employee-related costs (especially in Spain where significantly higher payments were required) and higher facilities closure costs. The 1999 charge also included a $13 million impairment charge related to a minority equity interest in a non-core business. In 2000 the Company re-evaluated its 1998-1999 plan and determined that it would terminate fewer people than originally expected, resulting in the reversal of $5.6 million of charges. The Company expects that essentially all of the December 31, 2000 balance of $5.5 million related to the 1998-1999 restructuring program will be utilized by the end of 2001. See Note 5 of Notes to Consolidated Financial Statements.

Interest expense increased by $11 million in 2000 compared with 1999, primarily due to higher interest rates. Interest expense for 1999 was the same as 1998 as lower overall interest rates, achieved through 1998 and 1999 debt refinancings, offset the effect of increased debt from the Armitage/Dolomite acquisition. In February 1999, the Company acquired Armitage/Dolomite for $427 million. In May 1999, the Company completed the sale of the equivalent of $460 million of Senior Notes, with an average interest rate of 7.7%, and redeemed $150 million of its 10 7/8 % Senior Notes. On June 1, 1998, the Company redeemed the $741 million principal amount of its 10 1/2 % Senior Subordinated Discount Debentures and the $200 million principal amount of its 97/8% Senior Subordinated Notes with lower-rate Senior Notes, as described below. (See "Liquidity and Capital Resources").

Corporate expenses for 2000 were $149 million, compared with $134 million in 1999 and $110 million in 1998. The increase in 2000 was principally due to increased minority interest in the higher net income of our consolidated joint ventures, increased receivables discount fees paid to the financial services joint venture as a result of higher sales, and the cost of expanding the scope and leadership of the corporate office. The increase in 1999 reflects the costs associated with management transitions, including a one-time charge related to pension benefits, and increased financing fees paid to the Company's financial services joint venture resulting from increased volumes.

The income tax provisions for 2000, 1999 and 1998 were $194 million, $187 million and $141 million, respectively. The effective income tax rates were 38.1% of pre-tax income in 2000, 41.5% in 1999 and 74.4% in 1998. The rate in 2000 was 39.75% excluding the effects of the Calorex sale and the restructuring and asset impairment charges. The rate in 2000 was lower than in 1999 because of an internal reorganization of the Company's subsidiary ownership that was more tax efficient than the previous structure and a lower than normal rate on the gain from the sale of the Calorex water heater business. The 1998 provision reflects an unusually high effective tax rate because there was little tax benefit on the restructuring charges incurred in 1998. Excluding those restructuring charges, the effective rate for 1998 was 40.0% of income from continuing operations before income taxes and extraordinary item. The 1998 rate also reflects foreign tax effects that include a loss contingency related to certain German tax matters, substantially offset by reversal of a U.S. deferred tax liability related to foreign investments. The 2000, 1999 and 1998 rates also reflect the effects of rate differences and withholding taxes related to foreign operations, nondeductible goodwill amortization and higher state income taxes in the U.S. See Note 8 of Notes to Consolidated Financial Statements. The Company expects that its effective income tax rate in 2001 will be reduced to approximately 37.5% as a result of various tax planning initiatives.



                                          21 American Standard '00 Annual Report

American Standard Companies Inc.


As a result of the redemption of debt with refinancing proceeds, 1998 included an extraordinary charge of $50 million (net of taxes of $7 million), including call premiums and the write-off of unamortized debt issuance costs. See the following section, "Liquidity and Capital Resources" and Note 11 of Notes to Consolidated Financial Statements for a description of the transaction.

In the fourth quarter of 2000, the Company completed the sale of its Medical Systems businesses pursuant to authorization by the Board of Directors of the Company in 1999. Accordingly, since 1999 Medical Systems has been reported as a discontinued operation in the accompanying Consolidated Statement of Operations and the Company's net investment in that operation was reported as net assets of discontinued operations held for sale in the accompanying Consolidated Balance Sheet as of December 31, 1999. All prior periods presented have been restated to reflect these classifications, including applicable footnotes. The loss from discontinued operations in 1999 included a loss from operations of $14 million, net of income tax benefit and an estimated loss on disposition of $112 million, net of income tax benefit. The loss on disposition included estimated operating losses in 2000 projected through the date of sale.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities, after cash interest paid of $199 million, was $458 million for 2000, compared with $474 million for 1999. The decrease resulted because the effect of higher working capital (receivables and inventory) more than offset higher income. Net cash used by discontinued operations decreased to $17 million in 2000 from $38 million in 1999. Operating working capital as a percentage of sales increased to 4.1% in 2000, from 2.6% in 1999, primarily as a result of increased receivables and inventory. Net investing activities totaled $211 million, principally due to capital expenditures of $259 million (including $40 million of investments in affiliated companies--see "Capital Expenditures"), partly offset by proceeds from the Calorex and medical segment sales. The Company also invested $65 million in computer software in 2000, compared with $86 million in 1999. The excess of cash provided by operating activities over cash used for investing activities was used to fund financing activities of $221 million, primarily net debt repayments of $95 million and purchases of treasury stock of $148 million.

In January 1997, the Company entered into an amended bank credit agreement ("the 1997 Credit Agreement"). This agreement, which requires no repayment of principal prior to its expiration in 2002, provides the Company with senior secured credit facilities aggregating $1.75 billion as follows: (a) a $750 million U.S. dollar revolving credit facility and a $625 million multi-currency revolving credit facility (the "Revolving Facilities") and (b) a $375 million multi-currency periodic access credit facility. Up to $500 million of the Revolving Facilities may be used to issue letters of credit. On January 31, 2001, the Company made a $100 million prepayment which reduced the availability under the U.S. dollar revolving credit facility to $707 million, under the multi-currency revolving facility to $589 million and under the Periodic Access Facility to $354 million, or a total of $1.65 billion. The 1997 Credit Agreement contains restrictive covenants and other requirements with which the Company believes it is currently in compliance. The Company believes that the amounts available from operating cash flows, funds available under its 1997 Credit Agreement and future borrowings under the remaining $540 million of a $1 billion shelf registration statement filed with the Securities and Exchange Commission in 1998 ("the 1998 Shelf Registration") will be sufficient to meet its expected operating needs and planned capital expenditures for the foreseeable future. Obligations under the 1997 Credit Agreement are guaranteed by the Company and significant foreign and domestic subsidiaries and are secured by a pledge of the stock of nearly all such subsidiaries. See Note 11 of Notes to Consolidated Financial Statements.

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

In September 2000, the 1997 Credit Agreement was amended to extend the Company's authorization annually to repurchase up to $100 million of its Common Stock beyond July 9, 2001, to expand the Company's authorization, for hedging purposes, to enter into commodity purchase or option agreements and credit derivative agreements, and to increase the amount of equity the Company is authorized to invest in its financial services joint venture.

In the first half of 1998, the Company completed public offerings of $1 billion principal amount of Senior Notes with interest rates ranging from 7 1/8% to 7 5/8% and maturity dates from 2003 to 2010. The Senior Notes are issued by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. On June 1, 1998, the Company used the net proceeds of these offerings (approximately $963 million, net of underwriting discounts and interest rate hedge costs) to redeem its 10 1/2 % Senior Subordinated Discount Debentures and 9 7/8 % Senior Subordinated Notes. The total amount required to complete these redemptions, including call premiums, was $954 million, net of the effect of settlement of certain interest rate swap transactions related to the Senior Subordinated Discount Debentures.

Pursuant to the 1998 Shelf Registration, on May 28, 1999, the Company completed the sale of the equivalent of $460 million of Senior Notes, with an average interest rate of 7.7%, issued in three series: 250 million Euro Senior Notes due 2006; 100 million U.S. Dollar Senior Notes due 2009 and 60 million Sterling Senior Notes due 2009. Net proceeds of $452 million from the offering were applied to refinance borrowings incurred to pay $150 million of 10 7/8% Senior Notes at maturity on May 15, 1999 and to refinance a substantial portion of the purchase price of the Armitage/Dolomite acquisition described below. These Senior Notes are not subject to redemption. Debt securities sold under the 1998 Shelf Registration are issued by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. The Company intends to use the net proceeds from any future sales of such debt securities under the 1998 Shelf Registration for general corporate purposes, which may include certain investments, acquisitions, additions to working capital or capital expenditures.

On February 2, 1999, the Company acquired Armitage/Dolomite, a manufacturer of ceramic sanitaryware, brassware and integrated plumbing systems, for approximately $427 million (including fees and expenses) with borrowings under the Company's 1997 Credit Agreement. The acquired business consists of two principle businesses: Armitage Shanks, a United Kingdom manufacturer, and Ceramica Dolomite, an Italian manufacturer. The acquired business has facilities in the United Kingdom and Italy. The primary markets for its products are in the United Kingdom, Italy, Ireland and Germany. This transaction was accounted for as a purchase and the results of operations have been included in the accompanying financial statements since the date of acquisition. The purchase price was allocated based upon the fair value of the assets acquired and liabilities assumed at the date of acquisition. This resulted in an excess of purchase price over the value of net assets acquired (goodwill) of $300 million which is being amortized over 40 years.

At December 31, 2000, the Company's total indebtedness was $2.5 billion and annual scheduled debt maturities, excluding the 1997 Credit Agreement, which expires in January 2002, were $12.4 million, $12.7 million, $134.9 million, $8.7 million and $215.7 million for the years 2001 through 2005, respectively. The Company had remaining availability under the 1997 Credit Agreement at December 31, 2000, of $668 million after reduction for borrowings and for $89 million of outstanding letters of credit. After giving effect to the January 31, 2001, prepayment of $100 million and the commensurate reduction in availability under the 1997 Credit Agreement as discussed above, the Company's remaining availability would have been $568 million. The Company's foreign subsidiaries had $80 million available at December 31, 2000, under overdraft facilities which can be withdrawn by the banks at any time. In addition, the Company's operations in China have $16 million available under bank credit facilities after reduction for borrowings of $19 million and letters of credit usage of $20 million.



                                          23 American Standard '00 Annual Report

American Standard Companies Inc.


In 1997, the Company completed a secondary public offering of 12,429,548 shares of the Company's common stock owned by Kelso ASI Partners, L.P. ("ASI Partners"), then the Company's largest stockholder. In conjunction therewith, the Company purchased from ASI Partners 4,628,755 shares of the Company's common stock for $208 million, plus fees and expenses, and issued to ASI Partners warrants, expiring in February 2002, to purchase 3,000,000 shares of the Company's common stock at $55 per share (the "Exercise Price"). The warrants entitle holders to receive cash or shares, at the Company's option, equal to the difference between the market value of the Company's common stock and the Exercise Price. All shares sold in the secondary public offering were previously issued and outstanding, and the Company received no proceeds therefrom (see Note 12 of Notes to Consolidated Financial Statements).

On July 9, 1998, the Company's Board of Directors approved a plan to purchase up to $300 million of the Company's common stock, not to exceed $100 million per plan year, during the three-year period ending July 9, 2001. Pursuant to this plan, the Company purchased 3,559,900 shares in 2000 for $148 million, 113,600 shares in 1999 for $4 million and 2,479,450 shares in 1998 for $75 million. During 1998, the Company also purchased 196,300 shares of its common stock for $9 million, pursuant to a previously authorized plan. In October 2000, the Board of Directors extended the Company's authorization to repurchase annually up to $100 million of its Common Stock beyond July 9, 2001.

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

CAPITAL EXPENDITURES

The Company's capital expenditures (including $40 million of investments in affiliated companies) for 2000 were $259 million, compared with $327 million for 1999. The decrease for 2000 related primarily to lower capital expenditures for Plumbing Products and Air Conditioning Systems and Services. Capital spending in 2000 was devoted primarily to shifting production to lower-cost locations, expansion of manufacturing capacity to meet demand and equipment for new products.

Capital expenditures for Air Conditioning Systems and Services for 2000 were $116 million (including $23 million of investments in affiliated companies), a decrease of 25% from 1999 expenditures of $155 million (including $38 million of investments in affiliated companies). Major expenditures primarily included projects related to new products and product improvements, capacity expansion and improvements related to productivity.

Plumbing Products' capital expenditures for 2000 were $99 million (including investments in affiliated companies of $14 million), a decrease of 20% from 1999 capital expenditures of $123 million (including investments in affiliated companies of $10 million). Major expenditures in 2000 included expansion of plants in Mexico and Bulgaria and the acquisition of a small fittings business in Europe.

Capital expenditures for Vehicle Control Systems in 2000 were $44 million (including investments in affiliated companies of $3 million), compared with $49 million (including investments in affiliated companies of $5 million). Expenditures in 2000 were primarily related to construction of a new facility in Poland.

The Company believes capital spending in recent years has been sufficient for maintenance purposes, important product and process redesigns, expansion projects and strategic investments and acquisitions. The Company expects to continue investing to expand and modernize its existing facilities and affiliated companies and to consider entering into joint ventures and making complementary acquisitions. The Company expects to make capital expenditures in 2001, excluding acquisitions of U.S. air conditioning commercial sales and service operations, of approximately $200 million.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted by the Company effective January 1, 2001. Management believes that the adoption of Statement No. 133 will not have a significant effect on the Company's results of operations or financial position. See the description of hedging activities in the Market Risk section below and Note 13 of Notes to Consolidated Financial Statements.

CYCLICAL AND SEASONAL NATURE OF BUSINESS

The preponderance of Air Conditioning Systems and Services and Plumbing Products sales are to the replacement, remodeling and repair markets. In 2000, only about 6% of the Company's sales were associated with new housing in the United States and about 12% were associated with new commercial construction in the United States, both of which are cyclical. The Company's geographic diversity mitigates the effects of fluctuations in individual new construction markets. Vehicle Control Systems' sales are dependent to a large extent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have been cyclical.

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

To minimize the risk of fluctuations in the market price of major raw material commodities, such as copper and aluminum used in the manufacturing process, the Company may enter commodity forward contracts to effectively fix the cost of the commodity. Maturity dates of the contracts are scheduled to coincide with market purchases of the commodity. Cash proceeds or payments between the Company and the counter-party at maturity of the contracts are recognized as an adjustment to the cost of the commodity purchased. The Company generally does not enter commodity hedges extending beyond eighteen months. The notional value of commodity forward contracts outstanding as of December 31, 2000 and 1999, was $82 million and $49 million, respectively. A 10% change in the price of commodities hedged would change the fair value of the hedge contracts by $.1 million as of December 31, 2000 and $1.2 million as of December 31, 1999.


                                          25 American Standard '00 Annual Report

American Standard Companies Inc.


The Company conducts significant non-U.S. operations through subsidiaries in most of the major countries of Western Europe, Canada, Brazil, Mexico, Bulgaria, the Czech Republic, Poland, Central American countries, China, Malaysia, the Philippines, Indonesia, South Korea, Thailand, Taiwan and Egypt. In addition, the Company conducts business in these and other countries through affiliated companies and partnerships in which the Company owns 50% or less of the stock or partnership interest. Because the Company has manufacturing operations in 27 countries, fluctuations in currency exchange rates may have a significant impact on its financial statements. Such fluctuations have much less effect on local operating results, however, because the Company for the most part sells its products within the countries in which they are manufactured. The asset exposure of foreign operations to the effects of exchange volatility has been partly mitigated by the denomination in foreign currencies of a portion of the Company's borrowings.

However, since the Company sells certain finished products in currencies different than the currency of the subsidiary that manufactured the products, the Company is exposed to foreign currency risk on such transactions. The Company hedges some of this risk by entering foreign currency forward contracts that effectively fix the manufacturing cost. Cash settlement proceeds or payments upon maturity of the contracts are included in the price of the transaction hedged. The Company generally does not enter currency hedges extending beyond one year. The notional value of foreign exchange forward contracts outstanding as of December 31, 2000 and 1999, was $24 million and $13 million, respectively. A 10% change in the exchange rate of the currencies hedged would change the fair value of the contracts by $.1 million as of December 31, 2000 and by a negligible amount as of December 31, 1999. See Note 13 to the financial statements for more information on financial instruments.

A portion of the Company's debt bears interest at rates that vary with changes in the London Interbank Offered Rate (LIBOR). As of December 31, 2000, $1.1 billion of the Company's total debt bore interest at variable rates. It has been the Company's practice to maintain a significant portion of its debt at fixed interest rates. As of December 31, 2000, 56% of the Company's total debt was at fixed rates.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this report (other than the historical financial data and other statements of historical fact), including, without limitation, statements as to management's expectations and belief, are forward-looking statements. Forward-looking statements are made based upon management's good faith expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with such expectations or that the effect of future developments on the Company will be those anticipated by management. Many important factors could cause actual results to differ materially from management's expectations, including the level of construction activity in the Company's Air Conditioning Systems and Services' and Plumbing Products' markets and the level of truck and bus production in the Company's Vehicle Control Systems markets; the ability of the Company to implement its restructuring program as planned; the timing of completion and success in the start-up of new production facilities; changes in U.S. or international economic conditions, such as inflation or interest rate fluctuations or recessions in the Company's markets; pricing changes to the Company's supplies or products or those of its competitors, and other competitive pressures on pricing and sales; labor relations; integration of acquired businesses; risks generally relating to the Company's international operations, including governmental, regulatory or political changes; changes in environmental, health or other regulations that may affect one or more of the Company's products or potential products and the inability to obtain regulatory approvals for one or more of the Company's potential products; changes in laws or different interpretations of laws including the risk that German judicial authorities will disagree with the opinions of the Company's German tax counsel or that may affect the Company's expected effective tax rate for 2001; and transactions or other events affecting the need for, timing and extent of the Company's capital expenditures.

Management's Report on Financial Statements

American Standard Companies Inc.


The accompanying consolidated balance sheet at December 31, 2000 and 1999, and related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2000, 1999 and 1998, have been prepared in conformity with generally accepted accounting principles, and the Company believes the statements set forth a fair presentation of financial condition and results of operations. The Company believes that the accounting systems and related controls which it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent auditors who are engaged to express an opinion on the Company's financial statements. The Board of Directors has an Audit Committee of outside Directors which meets periodically with the Company's financial officers, internal auditors and the independent auditors and monitors the accounting affairs of the Company.

/s/ Frederic M. Poses
----------------------------------------
Frederic M. Poses
Chairman and
Chief Executive Officer

/s/ G. Peter D'Aloia
----------------------------------------
G. Peter D'Aloia
Senior Vice President and
Chief Financial Officer


/s/ G. Ronald Simon
----------------------------------------
G. Ronald Simon
Vice President and
Controller

February 14, 2001


                                          27 American Standard '00 Annual Report

Report of Independent Auditors


The Board of Directors and Stockholders American Standard
Companies Inc.

We have audited the accompanying consolidated balance sheet of American Standard Companies Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Standard Companies Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                        /s/ Ernst & Young LLP

New York, New York
February 14, 2001

Consolidated Statement of Operations

American Standard Companies Inc.


                                                                                           Year Ended December 31,
                                                                                 -----------------------------------------------
(Dollars in thousands, except share data)                                           2000            1999                1998
-----------------------------------------                                        ----------      ----------           ----------
Sales                                                                            $7,598,370      $7,189,500           $6,555,349
                                                                                 ----------      ----------           ----------
Costs and expenses:
  Cost of sales                                                                   5,727,671       5,406,605            4,949,476
  Selling and administrative expenses                                             1,167,899       1,146,280            1,028,505
  Restructuring and asset impairment charges                                         69,554          14,692              197,300
  Gain on sale of Calorex                                                           (57,286)             --                   --
  Other (income) expense                                                            (17,608)        (17,447)               1,971
  Interest expense                                                                  198,707         187,837              188,347
                                                                                 ----------      ----------           ----------
                                                                                  7,088,937       6,737,967            6,365,599
                                                                                 ----------      ----------           ----------
Income from continuing operations before income taxes and extraordinary item        509,433         451,533              189,750
Income taxes                                                                        194,201         187,386              141,249
                                                                                 ----------      ----------           ----------
Income from continuing operations before extraordinary item                         315,232         264,147               48,501
Discontinued operations:
  Loss from operations, net of income tax benefit                                        --          13,847               14,909
  Loss from disposal, net of income tax benefit                                          --         112,000                   --
                                                                                 ----------      ----------           ----------
  Loss from discontinued operations                                                      --         125,847               14,909
                                                                                 ----------      ----------           ----------
Income before extraordinary item                                                    315,232         138,300               33,592
                                                                                 ----------      ----------           ----------
Extraordinary loss on retirement of debt, net of taxes                                   --              --              (49,909)
                                                                                 ----------      ----------           ----------
Net income (loss) applicable to common shares                                      $315,232        $138,300             $(16,317)
                                                                                 ==========      ==========           ==========
Per common share:
  Basic:
    Income from continuing operations                                                 $4.49           $3.74                $0.68
    Loss from discontinued operations                                                    --           (1.78)               (0.21)
    Extraordinary loss on retirement of debt                                             --              --                (0.70)
                                                                                 ----------      ----------           ----------
    Net income (loss)                                                                 $4.49           $1.96              $ (0.23)
                                                                                 ==========      ==========           ==========
  Diluted:
    Income from continuing operations                                                 $4.36           $3.63                $0.66
    Loss from discontinued operations                                                    --           (1.73)               (0.20)
    Extraordinary loss on retirement of debt                                             --              --                (0.68)
                                                                                 ----------      ----------           ----------
Net income (loss)                                                                     $4.36           $1.90              $ (0.22)
                                                                                 ==========      ==========           ==========
Average outstanding common shares:
  Basic                                                                          70,123,285      70,524,145           71,729,541
  Diluted                                                                        72,197,672      72,666,406           73,672,018


See notes to consolidated financial statements.

                                          29 American Standard '00 Annual Report

Consolidated Balance Sheet

American Standard Companies Inc.

                                                                                                  Year Ended December 31,
                                                                                                 --------------------------
(Dollars in thousands, except share data)                                                           2000            1999
                                                                                                 ----------      ----------

A S S E T S
Current assets:
   Cash and cash equivalents                                                                     $   85,420      $   61,223
   Accounts receivable, less allowance for doubtful accounts--2000, $36,741; 1999, $45,903        1,026,557         986,338
   Inventories                                                                                      606,253         504,183
   Future income tax benefits                                                                        60,781          48,770
   Net assets of discontinued operations held for sale                                                 --            50,780
   Other current assets                                                                              99,485          74,253
                                                                                                 ----------      ----------
         Total current assets                                                                     1,878,496       1,725,547
Facilities, at cost, net of accumulated depreciation                                              1,382,706       1,414,183
Other assets:
    Goodwill, net of accumulated amortization--2000, $310,371; 1999, $278,162                       934,758         991,120
    Debt issuance costs, net of accumulated amortization--2000, $20,985; 1999, $15,315               33,226          42,079
    Other                                                                                           515,474         513,058
                                                                                                 ----------      ----------
                                                                                                 $4,744,660      $4,685,987
                                                                                                 ==========      ==========

                                                                     (continued)

                                                                                    Year Ended December 31,
                                                                                 -----------------------------
(Dollars in thousands, except share data)                                            2000              1999
                                                                                 -----------       -----------
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Loans payable to banks                                                         $    83,675       $   736,883
  Current maturities of long-term debt                                                12,384            19,210
  Accounts payable                                                                   660,118           577,992
  Accrued payrolls                                                                   215,268           225,205
  Other accrued liabilities                                                          686,616           626,260
  Taxes on income                                                                    148,505           101,070
                                                                                 -----------       -----------
    Total current liabilities                                                      1,806,566         2,286,620
Long-term debt                                                                     2,375,566         1,886,739
Other long-term liabilities:
  Postretirement benefits                                                            408,272           436,106
  Deferred tax liabilities                                                            45,215            55,199
  Other                                                                              501,944           517,823
                                                                                 -----------       -----------
    Total liabilities                                                              5,137,563         5,182,487
Commitments and contingencies
Stockholders' deficit:
  Preferred stock, 2,000,000 shares authorized; none issued and outstanding             --                --
  Common stock, $.01 par value, 200,000,000 shares authorized;
    shares issued and outstanding--2000, 69,532,574 ; 1999, 70,742,538                   695               707
  Capital surplus                                                                    617,793           595,086
  Unearned compensation                                                               (8,001)             --
  Treasury stock                                                                    (453,369)         (363,351)
  Accumulated deficit                                                               (238,048)         (553,281)
  Foreign currency translation effects                                              (311,973)         (175,661)
                                                                                 -----------       -----------
    Total stockholders' deficit                                                     (392,903)         (496,500)
                                                                                 -----------       -----------
                                                                                 $ 4,744,660       $ 4,685,987
                                                                                 ===========       ===========

See notes to consolidated financial statements.

                                          31 American Standard '00 Annual Report

Consolidated Statement of Cash Flows

American Standard Companies Inc.

                                                                                                   Year Ended December 31,
                                                                                          -----------------------------------------
(Dollars in thousands)                                                                       2000            1999            1998
                                                                                          ---------       ---------       ---------
Cash provided (used) by:
  Operating activities:
    Income before extraordinary item                                                      $ 315,232       $ 138,300       $  33,592
    Adjustments to reconcile net income to net cash provided by operating activities:
      Non-cash restructuring and asset impairment charges (reversals)                        69,554          (7,347)         87,361
      Loss from discontinued operations                                                        --           125,847          14,909
      Depreciation                                                                          146,809         148,315         130,681
      Amortization of goodwill and other intangibles                                         66,582          53,744          45,396
      Gain on Sale of Calorex                                                               (57,286)           --              --
      Non-cash interest                                                                       6,112           7,206          31,599
      Non-cash stock compensation                                                             5,831            --             6,228
      Changes in assets and liabilities:
        Accounts receivable                                                                 (75,078)        (58,541)        (89,787)
        Inventories                                                                        (116,169)        (20,546)        (31,449)
        Accounts payable and accrued payrolls                                               115,498          73,662          90,667
        Postretirement benefits                                                             (15,494)         14,609          14,647
        Other long-term liabilities                                                         (24,809)        (13,145)         (1,002)
        Other, net                                                                           38,538          49,470         144,089
                                                                                          ---------       ---------       ---------
Net cash provided by continuing operations                                                  475,320         511,574         476,931
                                                                                          ---------       ---------       ---------
Net cash (used) by discontinued operations                                                  (17,257)        (37,798)        (14,832)
                                                                                          ---------       ---------       ---------
Net cash provided by operating activities                                                 $ 458,063       $ 473,776       $ 462,099
                                                                                          ---------       ---------       ---------

                                                                     (continued)

                                                                               Year Ended December 31,
                                                                   -----------------------------------------------
(Dollars in thousands)                                                 2000              1999             1998
                                                                   -----------       -----------       -----------
Net cash provided by operating activities                          $   458,063       $   473,776       $   462,099
Investing activities:
  Purchases of property, plant and equipment                          (218,882)         (274,474)         (245,761)
  Investments in affiliated companies and other businesses             (40,169)          (52,839)          (22,432)
  Investments in computer software                                     (65,337)          (85,546)          (59,989)
  Proceeds from the sale of Calorex                                     67,710              --                --
  Proceeds from the sale of Medical                                     30,800              --                --
  Acquisition of businesses, net of cash acquired                         --            (426,999)             --
  Proceeds from disposals of property, plant and equipment              16,721            17,048            31,676
  Other                                                                 (1,856)          (13,035)          (16,507)
                                                                   -----------       -----------       -----------
Net cash (used) by investing activities                               (211,013)         (835,845)         (313,013)
                                                                   -----------       -----------       -----------
Financing activities:
  Proceeds from issuance of long-term debt                                --             483,520         1,012,125
  Repayments of long-term debt, including redemption premiums         (127,239)         (198,137)         (996,578)
  Net change in revolving credit facilities                             31,704            51,685           (23,860)
  Net change in other short-term debt                                      535            21,442             4,912
  Purchases of treasury stock                                         (147,522)           (4,186)          (83,667)
  Proceeds from exercise of stock options                               21,692             6,987             7,724
  Financing costs and other                                                132               128           (33,984)
                                                                   -----------       -----------       -----------
Net cash provided (used) by financing activities                      (220,698)          361,439          (113,328)
Effect of exchange rate changes on cash and cash equivalents            (2,155)           (1,195)              118
                                                                   -----------       -----------       -----------
Net increase (decrease) in cash and cash equivalents                    24,197            (1,825)           35,876
Cash and cash equivalents at beginning of period                        61,223            63,048            27,172
                                                                   -----------       -----------       -----------
Cash and cash equivalents at end of period                         $    85,420       $    61,223       $    63,048
                                                                   ===========       ===========       ===========

See notes to consolidated financial statements.

                                          33 American Standard '00 Annual Report

Consolidated Statement of Stockholders' Deficit

American Standard Companies Inc.

                                                              Common     Capital      Unearned     Subscriptions
(Dollars in thousands)                                        Stock      Surplus    Compensation     Receivable
                                                              ------     --------   ------------   -------------
Balance at December 31, 1997                                  $ 720      $586,968      $   --        $     (61)
  Net loss                                                     --            --            --             --
  Foreign currency translation                                 --            --            --             --

    Total comprehensive income (loss)

  Treasury stock purchased                                      (28)         --            --             --
  Stock options exercised including tax benefit                   4        11,910          --             --
  Common stock issued to Employee Stock Purchase Plan             2        (2,486)         --             --
  Other common stock issued                                       1        (2,351)         --             --
  Payments on subscriptions                                    --            --            --               61
                                                              -----      --------      --------       --------
Balance at December 31, 1998                                    699       594,041          --             --
  Net income                                                   --            --            --             --
  Foreign currency translation                                 --            --            --             --

    Total comprehensive income

  Treasury stock purchased                                       (1)         --            --             --
  Stock options exercised including tax benefit                   3         8,099          --             --
  Common stock issued to Employee Stock Purchase Plan             3        (2,732)         --             --
  Other common stock issued                                       3        (4,322)         --             --
                                                              -----      --------      --------       --------
Balance at December 31, 1999                                    707       595,086          --             --
  Net income                                                   --            --            --             --
  Foreign currency translation                                 --            --            --             --

    Total comprehensive income

  Treasury stock purchased                                      (36)         --            --             --
  Stock options exercised including tax benefit                  11        29,467          --             --
  Treasury shares issued to acquire sales offices                 7        (5,482)         --             --
  Common stock issued to Employee Stock Purchase Plan             1        (2,133)         --             --
  Common stock issued to Employee Stock Ownership Plan            1           (27)         --             --
  Issuance of restricted stock                                    3          (550)      (10,828)          --
  Amortization of unearned compensation--restricted stock      --            --           2,827           --
  Compensation charge upon acceleration of option vesting      --           2,548          --             --
  Other common stock issued                                       1        (1,116)         --             --
                                                              -----      --------      --------       --------
BALANCE AT DECEMBER 31, 2000                                  $ 695      $617,793      $ (8,001)      $   --
                                                              =====      ========      ========       ========


                                                                                             Foreign
                                                                                             Currency    Comprehensive
                                                              Treasury      Accumulated    Translation       Income
(Dollars in thousands)                                          Stock         Deficit        Effects         (Loss)
                                                              ---------     -----------    -----------   -------------
Balance at December 31, 1997                                  $(309,553)     $(675,264)     $(212,593)
  Net loss                                                         --          (16,317)          --        $ (16,317)
  Foreign currency translation                                     --             --          (11,943)       (11,943)
                                                                                                           ---------
    Total comprehensive income (loss)                                                                      $ (28,260)
                                                                                                           =========
  Treasury stock purchased                                      (88,707)          --             --
  Stock options exercised including tax benefit                    --             --             --
  Common stock issued to Employee Stock Purchase Plan             8,711           --             --
  Other common stock issued                                       9,942           --             --
  Payments on subscriptions                                        --             --             --
                                                              ---------      ---------      ---------
Balance at December 31, 1998                                   (379,607)      (691,581)      (224,536)
  Net income                                                       --          138,300           --        $ 138,300
  Foreign currency translation                                     --             --           48,875         48,875
                                                                                                           ---------
    Total comprehensive income                                                                             $ 187,175
                                                                                                           =========
  Treasury stock purchased                                       (4,185)          --             --
  Stock options exercised including tax benefit                    --             --             --
  Common stock issued to Employee Stock Purchase Plan            10,203           --             --
  Other common stock issued                                      10,238           --             --
                                                              ---------      ---------      ---------
Balance at December 31, 1999                                   (363,351)      (553,281)      (175,661)
  Net income                                                       --          315,233           --        $ 315,233
  Foreign currency translation                                     --             --         (136,312)      (136,312)
                                                                                                           ---------
    Total comprehensive income                                                                             $ 178,921
                                                                                                           =========
  Treasury stock purchased                                     (147,486)          --             --
  Stock options exercised including tax benefit                    --             --             --
  Treasury shares issued to acquire sales offices                32,101           --             --
  Common stock issued to Employee Stock Purchase Plan             9,478           --             --
  Common stock issued to Employee Stock Ownership Plan            3,030           --             --
  Issuance of restricted stock                                   11,375           --             --
  Amortization of unearned compensation--restricted stock          --             --             --
  Compensation charge upon acceleration of option vesting          --             --             --
  Other common stock issued                                       1,484           --             --
                                                              ---------      ---------      ---------
BALANCE AT DECEMBER 31, 2000                                  $(453,369)     $(238,048)     $(311,973)
                                                              =========      =========      =========


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

American Standard Companies Inc.

NOTE 1. Description of Company

American Standard Companies Inc. (the "Company") is a Delaware corporation and owns all the outstanding common stock of American Standard Inc. and American Standard International Inc. ("ASII"), both Delaware corporations. Hereinafter, "American Standard" or "the Company" will refer to the Company, or to the Company and American Standard Inc. and ASII, including their subsidiaries, as the context requires.

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

Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to postretirement benefits, income taxes, warranties and asset lives.

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

The losses from foreign currency transactions and translation losses in countries with hyper-inflationary economies reflected in expense were $3.4 million in 2000, $1.2 million in 1999 and $6.5 million in 1998.

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

Computer Software--The Company capitalizes the costs of obtaining or developing computer software, including directly-related payroll costs. The Company amortizes those costs predominantly over five to seven years, beginning when the software is ready for its intended use.

Goodwill--Goodwill is amortized over 40 years. The carrying value is reviewed if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired, impairment is measured by comparing the carrying value of goodwill to fair value. Fair value is determined based on quoted market values, discounted cash flows or

                                          35 American Standard '00 Annual Report

American Standard Companies Inc.

appraisals. In addition, the Company assesses long-lived assets for impairment under Statement of Financial Accounting Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances indicate that the carrying amount of those assets may not be recoverable.

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

Research and Development Expenses--Research and development costs are expensed as incurred. The Company expended approximately $176 million in 2000, $156 million in 1999 and $143 million in 1998 for research activities and product development and for product engineering. Expenditures for research and product development only were $126 million, $103 million and $97 million in the respective years.

Income Taxes--Deferred income taxes are determined on the liability method, and are recognized for all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested.

Advertising Expense--The cost of advertising is expensed as incurred. The Company incurred $123 million, $105 million and $106 million of advertising costs in 2000, 1999 and 1998, respectively.

Earnings Per Share--Basic earnings per share have been computed using the weighted-average number of common shares outstanding. The average number of outstanding common shares used in computing diluted earnings per share included average incremental shares of 2,074,387 in 2000, 2,142,261 in 1999 and 1,942,477 in 1998 from the assumed exercise of stock options issued under the Company's Stock Incentive Plan (see Note 12).

Comprehensive Income--Comprehensive income consists solely of net income and foreign currency translation adjustments and is presented in the Consolidated Statement of Stockholders' Deficit. The Company's investments in its foreign subsidiaries are considered to be permanently invested and no provision for income taxes on the related foreign exchange translation adjustments of those subsidiaries has been recorded.

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

NOTE 3. Discontinued Operations

In the fourth quarter of 2000, the Company completed the sale of its Medical Systems segment pursuant to a plan approved by the Board of Directors of the Company in the fourth quarter of 1999. Accordingly, Medical Systems is reported as a discontinued operation in the accompanying Consolidated Statement of Operations and the Company's net investment in that operation at December 31, 1999, is reported in the accompanying Consolidated Balance Sheet as assets of discontinued operations held for sale. All prior periods presented have been restated to reflect these classifications, including applicable footnotes.

Summarized results of the discontinued Medical Systems segment are as follows (dollars in millions):

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                                   1999            1998
                                                                 -------         -------
Sales                                                            $  97.2         $  97.6
                                                                 =======         =======
Loss from operations before income tax benefit                   $ (22.6)        $ (24.3)
Income tax benefit                                                   8.8             9.4
                                                                 -------         -------
Loss from operations                                               (13.8)          (14.9)
                                                                 -------         -------
Loss on sale, including provision for operating losses in 2000
  to the date of sale, net of income tax benefit                  (112.0)           --
                                                                 -------         -------
Loss from discontinued operations                                $(125.8)        $ (14.9)
                                                                 =======         =======

NOTE 4. Acquisition of Armitage/Dolomite

On February 2, 1999, the Company acquired the Bathrooms Division of Blue Circle Industries PLC, a manufacturer of ceramic sanitaryware, brassware and integrated plumbing systems, for $427 million, including fees and expenses and net of cash acquired, with borrowings under the Company's 1997 Credit Agreement. The acquired business consists of two principal businesses, Armitage Shanks, a United Kingdom manufacturer, and Ceramica Dolomite, an Italian manufacturer ("Armitage/Dolomite"). The acquired business has facilities in the United Kingdom and Italy. The primary markets for its products are in the United Kingdom, Italy, Ireland and Germany.

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

NOTE 5. Restructuring and Asset Impairment Charges

2000 Restructuring Program

In 2000, the Company announced a worldwide restructuring program which includes improving efficiency through the transfer of production to locations with lower product costs, the closure of manufacturing and administrative facilities, outsourcing production of certain products, capitalizing on synergistic opportunities in several businesses and termination costs related to upgrading the effectiveness of the organization. This program is designed to enhance shareholder value and improve the Company's competitive position in its markets. In connection therewith, in the fourth quarter of 2000 the Company recorded a net restructuring and asset impairment charge of $70 million ($51 million net of tax benefits, or $.71 per diluted share). This charge was comprised of $26 million for Air Conditioning Systems and Services, $34 million for Plumbing Products and $15 million for Vehicle Control Systems, net of a $5 million reversal of unneeded restructuring charges recorded previously for the 1998-1999 restructuring program described below. The Air Conditioning Systems and Services charge includes costs related to a workforce reduction of 700 people to integrate international operations, costs of non-cancelable lease obligations no longer to be used, and an asset impairment charge. The Plumbing Products charge includes an asset impairment write-down related to closure of one plant in the U.S. and a related workforce reduction of 250 people. Production is being transferred to

                                          37 American Standard '00 Annual Report

American Standard Companies Inc.

other facilities in the U.S. and Mexico. The Plumbing Products charge also includes termination costs for a workforce reduction of 350 people related to the centralization and realignment of certain functions in Western Europe, the Americas and Asia to eliminate redundancies. The Vehicle Control Systems charge primarily reflects the transfer of production to the lower-labor cost facility in Poland and consolidation of certain operations and administrative functions in Western Europe to eliminate redundancies, resulting in a net workforce reduction of 450 people.

Following is a summary of the 2000 restructuring program and asset impairment charges (dollars in millions):

                                             2000       NON-CASH       BALANCE
                                           INITIAL      WRITE-OFF      DEC. 31,
                                           CHARGE        IN 2000          2000
                                           -------      ---------      --------
Termination payments and other
  employee costs                            $47.4           $--         $47.4
Asset impairments                            24.1          24.1            --
Other                                         3.7            --           3.7
                                            -----         -----         -----
                                            $75.2         $24.1         $51.1
                                            =====         =====         =====

The Company expects that essentially all of the $51.1 million balance as of December 31, 2000 related to the 2000 restructuring program will be principally utilized by the end of 2001.

The accrued termination payments and other employee costs are for severance and other related payments expected to be made after termination. The facilities being closed were determined to be impaired and, accordingly, were written down to fair value. Manufacturing equipment being scrapped was written off.

Other restructuring costs consist primarily of non-cancelable lease obligations. Leases on the rented facilities will be terminated upon payment of obligations specified or negotiated under the lease contracts.

The tax benefits on the total charge are at lower-than-normal rates because in certain countries the tax benefits on these charges are not expected to be realized.

1998-1999 Restructuring Program

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

The Plumbing Products charge of $185 million reflected the planned closure of five plants in Europe and two in North America. The charge included a loss on the sale of the French plumbing distribution operations, costs related to a workforce reduction of 1,500 people and, applying the criteria of FAS 121, write-downs of impaired fixed assets and related goodwill. The Air Conditioning Systems and Services charge of $7 million resulted from the closure of one plant in Australia, one plant in Europe and a workforce reduction of 100 people. The Vehicle Control Systems charge of $5 million primarily reflected a workforce reduction of 75 people in Europe related to outsourcing certain machining work to lower-cost outside vendors and the closure of three small plants.

In 1999, the Company recorded a $15 million restructuring and asset impairment charge that reflects several elements. During the fourth quarter of 1999 management re-evaluated its plan to close one of the plumbing plants in North America. This reduced the number of people to be terminated in North America by approximately 280. The Company also was able to sell the other North American plumbing plant on more favorable terms than initially contemplated. Those two principal reductions and other smaller reductions to estimated severance and facilities costs resulted in a reversal of $29 million of amounts accrued in 1998. Management also re-evaluated the restructuring plans for Vehicle Control Systems and decided to transfer additional manufacturing capacity to a facility being constructed in Poland, where labor costs are lower. This resulted in additional charges of $17 million for the closure of five manufacturing facilities in Europe and one in Japan, the termination of approximately 550 more employees in Europe and 25 in Japan. In addition, certain estimated charges recorded in 1998 were increased to reflect current estimates which resulted in additional charges incurred in 1999 of $14 million. Those increases included changes in severance and other employee-related costs (especially in Spain where significantly higher payments were anticipated) and higher facilities closure costs. The 1999 charge also includes a $13 million impairment charge related to a minority equity interest in a non-core business, as the Company does not expect to recover its investment.

Following is a summary of the 1998-1999 restructuring program and asset impairment charges and activity through December 31, 2000 (dollars in millions):


                                                                       Non-cash                             Reversal of
                                                    1998   Charges    Write-offs           Payments            Charges    Balance
                                                 Initial   Accrued  -------------   ---------------------   ------------  Dec. 31,
                                                  Charge   in 1999   1998    1999    1998    1999    2000    1999   2000    2000
                                                 -------   -------  -----   -----   -----   -----   -----   -----   ----  --------
Termination payments and other employee costs     $ 82.3    $20.5   $  --   $  --   $14.7   $50.0   $13.1   $13.9   $5.6    $5.5
Asset impairments (a)                               87.0      8.9    71.1     8.9      --     4.7     1.3     9.9     --      --
Loss on sale of French distribution business (b)    19.1       --    14.9      --     3.6      .6      --      --     --      --
Impairment of investment in non-core business         --     12.6      --    12.6      --      --      --      --     --      --
Other                                                8.9      1.4     1.4      --      .2      .6     3.1     5.0     --      --
                                                 -------    -----   -----   -----   -----   -----   -----   -----   ----    ----
                                                  $197.3    $43.4   $87.4   $21.5   $18.5   $55.9   $17.5   $28.8   $5.6    $5.5
                                                 =======    =====   =====   =====   =====   =====   =====   =====   ====    ====

(a) Includes goodwill write-off of $31.3 million in 1998 related to an asset impairment charge for the French plumbing manufacturing operations.

(b)  Includes goodwill write-off of $12.3 million in 1998.

The Company expects that essentially all of the $5.5 million balance as of December 31, 2000 related to the 1998-1999 restructuring programs will be utilized by the end of 2001.

The accrued termination payments to employees are for severance payments after termination. Other employee costs include negotiated supplemental payments to pension funds and other payments to union organizations for the benefit of terminated employees. In 2000 the Company re-evaluated its 1998-1999 plan and determined that it would terminate fewer people than originally expected, resulting in the reversal of $5.6 million of charges. A total of 1,520 employees are being terminated, of which 1,350 had been terminated as of December 31, 2000.

The facilities closed and written down include nine owned and five leased manufacturing plants, and the related manufacturing equipment. The owned plants are being held for disposal and, accordingly, were written down to the lower of carrying amount or fair value, less costs to sell. As of December 31, 2000, five of the facilities have been sold. Four others are being held for sale. Leases on the five rented facilities have been terminated upon payment of obligations specified or negotiated under the lease contracts. Manufacturing equipment being scrapped was written off and equipment being sold has been written down to the lower of carrying amount or fair value, less costs to sell. The net carrying value of land, buildings and equipment held for sale as of December 31, 2000 was $4.5 million. The closure of certain facilities necessitates the investigation of

                                          39 American Standard '00 Annual Report

American Standard Companies Inc.

potential environmental contamination or the legal or regulatory requirement to remediate the facility. In addition, the sale of one facility contractually obligates the Company to demolish and remediate the site.

Approximately one-half of other restructuring costs are leasehold termination costs, with the remainder consisting of cash grants forfeited upon closure of a facility in Italy and other miscellaneous costs.

The tax benefits on the total charge are at lower-than-normal rates because the goodwill write-off is not deductible for tax purposes and in certain countries the tax benefits on these charges are not expected to be realized.

NOTE 6. Other Income (Expense)

Other income (expense) was as follows:

                                                    Year Ended
                                                    December 31,
                                            ----------------------------
(Dollars in millions)                        2000       1999       1998
                                            ------     ------     ------
Interest Income                             $  3.6     $  4.7     $  6.9
Equity in net income of unconsolidated
joint ventures                                30.0       36.9       27.4
Minority interest                             (9.4)       2.6       (1.5)
Accretion expense                            (10.7)     (14.4)     (22.9)
Foreign exchange loss                         (4.3)      (5.9)      (6.7)
Other, net                                     8.4       (6.5)      (5.2)
                                            ------     ------     ------
                                            $ 17.6     $ 17.4     $ (2.0)
                                            ======     ======     ======

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

NOTE 7. Postretirement Benefits

The Company sponsors postretirement benefit plans covering substantially all employees, including an Employee Stock Ownership Plan (the "ESOP") for the Company's U.S. salaried employees and certain U.S. hourly employees. The ESOP is an individual account, defined contribution plan. Shares of the Company's common stock held by the ESOP are allocated to the accounts of eligible employees (primarily through basic allocations of 3% of covered compensation and a matching Company contribution of up to 6% of covered compensation invested in the Company's 401(k) savings plan by employees). From May 1997 through November 2000, the Company funded basic and matching allocations to the ESOP accounts through weekly contributions of cash. Prior to May 1997 and subsequent to November 2000, the Company funded the ESOP with shares of the Company's common stock based upon the closing price each Friday for shares of the Company's common stock quoted on the New York Stock Exchange. The Company will fund the ESOP in future years through contributions of either cash or shares of the Company's common stock.

Benefits under defined benefit pension plans on a worldwide basis are generally based on years of service and employees' compensation during the last years of employment. In the United States the Company also provides various postretire-ment health care and life insurance benefits for certain of its employees. Funding decisions are based upon the tax and statutory considerations in each country. Accretion expense is the implicit interest cost associated with amounts accrued and not funded and is included in "other expense." At December 31, 2000, funded plan assets related to pensions were held primarily in fixed income and equity funds. Postretirement health and life insurance benefits are funded as incurred.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ending December 31, 2000 and 1999, and a statement of the funded status as of December 31, 2000 and 1999:

                                                   2000          2000        2000         1999          1999         1999
                                                 --------     ---------    --------     --------     ---------     --------
                                                               DOMESTIC                               DOMESTIC
                                                 DOMESTIC      HEALTH &     FOREIGN     DOMESTIC      HEALTH &      FOREIGN
                                                  PENSION     LIFE INS.     PENSION      PENSION     LIFE INS.      PENSION
(Dollars in millions)                            BENEFITS      BENEFITS    BENEFITS     BENEFITS      BENEFITS     BENEFITS
                                                 --------     ---------    --------     --------     ---------     --------
Reconciliation of benefit obligation:
  Obligation at beginning of year                 $418.4       $ 193.1     $ 559.7      $ 441.9       $ 201.8      $ 528.5
  Service cost                                      10.5           5.4        22.8         12.1           6.5         29.0
  Interest cost                                     31.8          14.6        30.5         30.6          13.7         26.5
  Participant contributions                            -           4.8         3.7            -           4.3          3.5
  Plan amendments                                    0.6             -         0.1         16.4             -          2.8
  Actuarial (gain) loss                             41.9           8.4        10.4        (54.3)        (16.6)       (33.1)
  Acquisitions (divestitures)                          -             -        (3.7)           -             -         88.6
  Benefit payments                                 (49.0)        (19.6)      (35.0)       (28.3)        (16.6)       (34.8)
  Foreign exchange effects                             -             -       (44.4)           -             -        (51.3)
                                                  ------       -------     -------      -------       -------      -------
  Obligation at end of year                       $454.2       $ 206.7     $ 544.1      $ 418.4       $ 193.1      $ 559.7
                                                  ======       =======     =======      =======       =======      =======
Reconciliation of fair value of plan assets:
  Fair value of plan assets at beginning of year  $497.7       $     -     $ 406.0      $ 440.0       $     -      $ 262.4
  Actual return (loss) on assets                   (19.0)            -         4.2         76.0             -         57.5
  Acquisitions (divestitures)                          -             -        (8.6)           -             -         94.8
  Employer contributions                            20.0          14.8        26.7         10.0          12.3         32.0
  Participant contributions                            -           4.8         3.7            -           4.3          3.5
  Benefit payments                                 (49.0)        (19.6)      (35.0)       (28.3)        (16.6)       (34.8)
  Other expenses                                       -             -        (1.3)           -             -         (1.0)
  Foreign exchange effects                             -             -       (27.8)           -             -         (8.4)
                                                  ------       -------     -------      -------       -------      -------
Fair value of plan assets at end of year          $449.7       $     -     $ 367.9      $ 497.7       $     -      $ 406.0
                                                  ======       =======     =======      =======       =======      =======

Funded Status at December 31:
  Funded status                                   $ (4.5)      $(206.7)    $(176.2)     $  79.3       $(193.1)     $(153.7)
  Unrecognized prior service cost (benefit)         37.0          (6.4)        6.2         41.7          (8.0)         7.3
  Unrecognized net actuarial (gain) loss           (59.1)         21.3       (39.4)      (168.3)         13.7        (76.6)
                                                  ------       -------     -------      -------       -------      -------
Net amount recognized                             $(26.6)      $(191.8)    $(209.4)     $ (47.3)      $(187.4)     $(223.0)
                                                  ======       =======     =======      =======       =======      =======

                                          41 American Standard '00 Annual Report

The following table provides a summary of pension plans with assets in excess of accumulated benefit obligations and plans with accumulated benefit obligations in excess of assets for the foreign and domestic pension benefits as of December 31:


                                                                    2000             2000            1999             1999
                                                                -----------      ------------    -----------      ------------
                                                                 ASSETS IN       ACCUMULATED      ASSETS IN       ACCUMULATED
                                                                 EXCESS OF         BENEFIT        EXCESS OF         BENEFIT
                                                                ACCUMULATED      OBLIGATIONS     ACCUMULATED      OBLIGATIONS
                                                                  BENEFIT        IN EXCESS OF      BENEFIT        IN EXCESS OF
(Dollars in millions)                                           OBLIGATIONS         ASSETS       OBLIGATIONS         ASSETS
                                                                -----------      ------------    -----------      ------------
Domestic pension benefits:
  Projected benefit obligation                                     $440.5           $  13.7         $387.2            $ 31.2
  Accumulated benefit obligation                                    433.8               8.0          379.4              23.7
  Fair value of plan assets                                         449.7                 -          497.7                 -
  Accrued benefit liabilities                                       (18.3)             (8.3)         (21.0)            (26.3)
Foreign pension benefits:
  Projected benefit obligation                                     $271.7           $ 272.4         $276.4           $ 283.3
  Accumulated benefit obligation                                    239.0             246.9          240.1             258.6
  Fair value of plan assets                                         350.0              17.9          385.3              20.7
  Prepaid benefit costs (accrued benefit liabilities)                56.1            (265.5)          54.8            (277.8)


The projected benefit obligation for postretirement benefits was determined using the following assumptions:


                                                                    2000            2000          1999           1999
                                                                  --------      -----------     --------     -----------
                                                                  DOMESTIC        FOREIGN       DOMESTIC       FOREIGN
                                                                  --------      -----------     --------     -----------
Weighted-average assumptions as of December 31:
Discount rate                                                       7.50%         4.5%-7.0%       8.00%      4.25%-7.25%
Long-term rate of inflation                                         2.80%        0.3%-2.30%       2.80%       0.5%-2.30%
Merit and promotion increase                                        1.70%             1.70%       1.70%            1.70%
Rate of return on plan assets                                       9.00%       4.75%-7.25%       9.00%      3.50%-6.50%

The weighted-average annual assumed rate of increase in the health care cost trend rate is 5% for 2000 and is assumed to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A change in the assumed rate of one percentage point for each future year would have the following effects:



(Dollars in millions)                                                                                1% Increase       1% Decrease
                                                                                                     -----------       -----------

Effect on the health care component of accumulated postretirement obligation                            $14.4             $13.4
Effect on total of service and interest cost components of net periodic postretirement
  health care benefit costs                                                                             $ 3.0             $ 2.7

Total postretirement costs were:

                                                        Year ended December 31,
                                                     ------------------------------
(Dollars in millions)                                 2000       1999         1998
                                                     -----      ------       ------
Pension benefits                                     $29.1      $ 51.8       $ 42.1
Health and life insurance benefits                    19.3        20.4         18.8
                                                     -----      ------       ------
Defined benefit plan cost                             48.4        72.2         60.9
Defined contribution plan cost, principally ESOP      49.7        46.2         39.9
                                                     -----      ------       ------
Total postretirement costs, including
  accretion expense                                  $98.1      $118.4       $100.8
                                                     =====      ======       ======



Postretirement cost had the following components:

                                                                                       Year Ended December 31,
                                                              ----------------------------------------------------------------------
                                                                2000        2000        1999        1999        1998         1998
                                                              --------   ---------    --------   ---------    --------    ----------
                                                                          HEALTH &                HEALTH &                 HEALTH &
                                                               PENSION   LIFE INS.     PENSION   LIFE INS.     PENSION    LIFE INS.
(Dollars in millions)                                         BENEFITS    BENEFITS    BENEFITS    BENEFITS    BENEFITS     BENEFITS
                                                              --------   ---------    --------   ---------    --------    ----------

Service cost-benefits earned during the period                 $ 33.3      $ 5.4       $  41.1     $ 6.5       $ 30.7        $ 5.8
Interest cost on the projected benefit obligation                62.3       14.6          57.1      13.7         53.8         13.1
Less assumed return on plan assets:
Actual return on plan assets                                    (14.8)         -        (133.5)        -        (97.4)           -
Excess asset gain (recognized) deferred                         (54.0)         -          77.4         -         49.4            -
                                                              -------    -------      --------   -------      -------     --------
                                                                (68.8)         -         (56.1)        -        (48.0)           -
Amortization of prior service cost                                4.3       (0.7)          4.9       (.8)         4.0          (.7)
Amortization of net (gain) loss                                  (3.8)         -           4.8       1.0           .4           .6
                                                              -------    -------      --------   -------      -------     --------
Defined benefit plan cost                                        27.3       19.3          51.8      20.4         40.9         18.8
                                                              -------    -------      --------   -------      -------     --------
Curtailment loss                                                  1.8          -             -         -          1.2            -
                                                              -------    -------      --------   -------      -------     --------
Net defined benefit plan cost after curtailments               $ 29.1      $19.3       $  51.8     $20.4       $ 42.1        $18.8
                                                              =======    =======      ========   =======      =======     ========
Accretion expense (income) reflected in "other expense"        $ (3.9)     $14.6       $    .7     $13.7       $  9.8        $13.1
                                                              =======    =======      ========   =======      =======     ========

Amortization of prior service costs are computed on the straight-line method over the average remaining service period of active participants.

                                          43 American Standard '00 Annual Report

AMERICAN STANDARD COMPANIES INC.

NOTE 8. INCOME TAXES

The Company's income (loss) from continuing operations before income taxes and extraordinary item, and the applicable provision (benefit) for income taxes were:


                                                     Year Ended December 31,
                                                  -----------------------------
(Dollars in millions)                              2000         1999      1998
                                                  ------       ------    ------
Income (loss) from continuing operations
  before income taxes and extraordinary
  item:
    Domestic                                      $268.9 (a)   $298.1    $216.2 (b)
    Foreign                                        240.5 (a)    153.4     (26.5)(b)
                                                  ------       ------    ------
                                                  $509.4       $451.5    $189.7
                                                  ======       ======    ======

Provision (benefit) for income taxes:
  Current:
    Domestic                                      $109.5       $116.9    $ 92.2
    Foreign                                         87.7         42.2     111.8
                                                  ------       ------    ------
                                                   197.2        159.1     204.0
                                                  ------       ------    ------
  Deferred:
    Domestic                                        12.5         17.2     (66.1)
    Foreign                                        (15.5)        11.1       3.3
                                                  ------       ------    ------
                                                    (3.0)        28.3     (62.8)
                                                  ------       ------    ------
  Total provision                                 $194.2       $187.4    $141.2
                                                  ======       ======    ======

(a) Includes $57.3 million gain on sale of Mexican water heater business in 2000: domestic $7.9 million; foreign $49.4 million. Associated taxes of $5.7 million were all foreign. Also includes $69.6 million of restructuring expense in 2000: domestic $25.0 million; foreign $44.6 million. Associated tax benefits were $18.9 million: domestic $10.1 million; foreign
     $8.8 million.

(b) Includes $197.3 million of restructuring expense in 1998: domestic $19.0 million; foreign $178.3 million. Associated tax benefits were $13.6 million: domestic $7.6 million; foreign $6.0 million.


A reconciliation between the actual income tax expense provided and the income taxes computed by applying the statutory federal income tax rate of 35% in 2000, 1999 and 1998 to the income (loss) before income taxes and extraordinary item is as follows:


                                                       Year Ended December 31,
                                                     ---------------------------
(Dollars in millions)                                 2000      1999       1998
                                                     ------    ------     ------
Tax provision at statutory rate                      $178.3    $158.0     $ 66.4
Increase (decrease) in valuation allowance            (12.0)     35.7       41.4
Nondeductible goodwill amortization and
  goodwill write-offs                                   7.1       7.5       23.1
Reversal of deferred taxes on foreign investments         -         -      (50.1)
Other foreign tax effects                              12.0     (21.4)      55.0
State tax provision                                     7.3       1.5        1.3
Other, net                                              1.5       6.1        4.1
                                                     ------    ------     ------
Total provision                                      $194.2    $187.4     $141.2
                                                     ======    ======     ======


The decrease in the valuation allowance in 2000 was primarily attributable to the utilization of foreign net operating loss carryforwards. The increases in the valuation allowance in 1999 of $35.7 million and in 1998 of $41.4 million were primarily attributable to the generation of foreign net operating loss carryforwards (primarily related to restructuring charges in 1998) that were not expected to be realized.

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

The following table details the gross deferred tax liabilities and assets and the related valuation allowances:

                                                         Year Ended December 31,
                                                         -----------------------
(Dollars in millions)                                      2000            1999
                                                         -------         -------
Deferred tax liabilities:
  Facilities (accelerated depreciation, capitalized
    interest and purchase accounting differences)        $ 148.3         $ 133.4
  Inventory (LIFO and purchase accounting differences)       6.0            (1.8)
  Employee benefits                                         11.8            10.9
  Other                                                     71.4            77.6
                                                         -------         -------
                                                           237.5           220.1
                                                         -------         -------
Deferred tax assets:
  Postretirement benefits                                  123.5           131.8
  Warranties                                                98.4            92.2
  Foreign net operating losses, tax credits and
    capital losses                                         122.7           134.7
  Reserves                                                  95.4            74.4
  Other                                                      5.0             3.5
  Valuation allowances                                    (122.7)         (134.7)
                                                         -------         -------
                                                           322.3           301.9
                                                         -------         -------
  Net deferred tax assets                                $  84.8         $  81.8
                                                         =======         =======


Deferred tax assets related to foreign tax credits, foreign net operating loss carry-forwards and domestic capital loss carryforwards have been reduced by a valuation allowance since realization is dependent in part on the generation of future foreign source income as well as on income in the legal entity which gave rise to tax losses and capital gains. The foreign tax credits, net operating losses and capital losses are available for utilization in future years. In some tax jurisdictions the carryforward period is limited to as little as five years; in others it is unlimited.

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

Cash taxes paid were $126 million, $146 million and $117 million in the years 2000, 1999 and 1998, respectively.

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

The first assessment was issued in 1992 for approximately $16 million of combined corporation and trade taxes and claimed a disallowance of a deduction of interest expense related to an intercompany finance instrument. Later in 1992, the amount of the assessment was deposited with the German tax authorities as security for the disputed tax and a suit to recover that amount was promptly commenced and is currently pending before the Tax Court for the State of North Rhine-Westphalia in Cologne, Germany. As a result of making the deposit, no interest will accrue on the amount under dispute. The second assessment, received in March 1996, was for approximately $56 million of combined corporation and trade taxes. Were the Company not to prevail in its dispute of this assessment, the


                                          45 American Standard '00 Annual Report

American Standard Companies Inc.

Company could be required to pay interest on the assessed amount of approximately $18 million as of December 31, 2000. Interest on assessed and unpaid taxes accrues, on a non-compounding basis, at the rate of six percent per annum commencing fifteen months after the end of the tax year for which the tax is assessed. The second assessment claimed primarily that earnings of a Dutch subsidiary should have been recognized as income taxable in Germany. In early 1997, the German tax authority agreed to accept a partial deposit of $16 million in respect of the second assessment and the Company commenced an administrative appeal of the assessment with the German tax authority. The amounts paid in 1992 and 1997 were recorded as assets on the Company's consolidated balance sheets because the Company, expecting to prevail in litigation of these matters, would recover such amounts and, therefore, appropriately accounted for them as receivables. This position is based upon the opinion of the Company's external German legal counsel, referred to above, that the Company's German tax returns are substantially correct as filed and that adjustments would be inappropriate. In 1998, in connection with the development of the Company's plan to restructure its plumbing operations in Germany, the Company entered into discussions with certain German regulatory authorities which could have resulted in an offer to settle the primary issue under dispute with respect to the second assessment, including all corporation and trade taxes and accrued interest. On January 22, 1999 the Company's administrative appeal of the second assessment and any offer of settlement was rejected.

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

The Company recorded a loss contingency in 1998 in the amount of the deposits related to the first and second assessments, related trade taxes and accrued interest thereon, which amount represents the amount for which the Company would have been and is still willing to settle the issue related to the second assessment. Based on the opinion of the Company's external German legal counsel referred to above, the Company intends to vigorously contest and to litigate these disputed German tax matters, and no additional contingency with respect to such matters has been recorded. The Company believes that it has adequately provided for all other German tax issues raised on audit.

With respect to the 1991-1994 audit period, the Company engaged in significant transactions similar to those that gave rise to the assessments in the prior audit period and, with respect to a matter related to the intercompany instrument at issue in connection with the first assessment, the German tax auditors have proposed an adjustment of approximately $40 million. In addition, because the German tax authorities assessed additional taxes for the 1984-1990 audit period they might, after completing their audit of the later period, propose further adjustments for the 1991-1994 audit period related to the subject matter of the second assessment that might be as much as fifty percent higher than the amount of the assessments in the first audit period. Although the Company is unable to predict when the audit of its German tax returns for the 1991-1994 period will be complete or the amount of any additional taxes that may be assessed, the Company believes the audit may be completed prior to the end of 2001.

If all matters currently under review by the German tax authorities were made the subject of assessments and either no orders staying the payment of such amounts following assessment or during the pendency of the Company's appeal were granted or the Company was finally determined to owe the full amount of all such taxes, the Company could be required to pay all assessed amounts plus accrued interest thereon, together with the amount of all related trade taxes. The total amount of any payments made with respect to the tax matters described above, and the timing thereof, could have a material adverse effect on the Company's cash flow and/or results of operation.

NOTE 9. Inventories

The components of inventories are as follows:


                                           Year Ended December 31,
                                           ----------------------
(Dollars in millions)                       2000             1999
                                           ------           ------
Finished products                          $353.8           $285.6
Products in process                         116.9             98.9
Raw materials                               135.6            119.7
                                           ------           ------
Inventories at cost                        $606.3           $504.2
                                           ======           ======

The carrying cost of inventories approximates current cost.

NOTE 10. Facilities

The components of facilities, at cost, are as follows:

                                                        Year Ended December 31,
                                                        --------       --------
(Dollars in millions)                                     2000           1999
                                                        --------       --------
Land                                                    $   81.7       $   67.3
Buildings                                                  526.8          500.2
Machinery and Equipment                                  1,238.1        1,259.6
Improvements in progress                                   139.8          158.5
                                                        --------       --------
Gross facilities                                         1,986.4        1,985.6
Less: accumulated depreciation                             603.7          571.4
                                                        --------       --------
Net facilities                                          $1,382.7       $1,414.2
                                                        ========       ========

NOTE 11. Debt

In January 1997, the Company entered into the 1997 Credit Agreement which requires no repayment of principal prior to its expiration in January 2002. This agreement provides the Company and certain subsidiaries (the "Borrowers") with senior secured credit facilities aggregating $1.75 billion to all Borrowers as follows: (a) a $750 million U.S. dollar revolving credit facility and a $625 million multi-currency revolving credit facility (the "Revolving Facilities") and (b) a $375 million multi-currency periodic access credit facility (the "Periodic Access Facility"). On January 31, 2001, the Company made a $100 million prepayment which reduced the availability under the U.S. dollar revolving credit facility to $707 million, under the multi-currency revolving facility to $589 million and under the Periodic Access Facility to $354 million, or a total of $1.65 billion.

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

Excluding the 1997 Credit Agreement which expires in January 2002, the amounts of long-term debt maturing in years 2001 through 2005 are: 2001--$12.4 million; 2002--$12.7 million; 2003--$134.9 million; 2004--$8.7 million and 2005--$215.7 million.

In December 1998, the 1997 Credit Agreement was amended to permit American Standard to issue up to an additional $500 million in aggregate principal amount of senior or subordinated unsecured debt securities, to reorganize ownership of certain subsidiaries and intellectual property rights (see Note 16) and to lower the interest coverage ratios and increase the debt coverage ratios applicable to the Company, beginning for periods ending December 31, 1998. The purpose of the amendment was primarily to accommodate the refinancing of $150 million

                                          47 American Standard '00 Annual Report

American Standard Companies Inc.

of American Standard's 10 7/8% senior notes due May 15, 1999 and the financing of capital expenditures, principally the acquisition of Armitage/Dolomite (see
Note 4). In November 1999, the 1997 Credit Agreement was amended to permit American Standard to sell its Medical Systems business and to increase the limit on annual lease payments. In September 2000, the 1997 Credit Agreement was amended to extend the Company's authorization annually to repurchase up to $100 million of its Common Stock beyond July 9, 2001, to expand the Company's authorization, for hedging purposes, to enter into commodity purchase or option agreements and credit derivative agreements, and to increase the amount of equity the Company is authorized to invest in its financial services joint venture.

In the first half of 1998, the Company completed public offerings of $1 billion principal amount of Senior Notes with interest rates ranging from 7 1/8 % to 7 5/8 % and maturity dates from 2003 to 2010. The Senior Notes are issued by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. On June 1, 1998, the Company used the net proceeds of these offerings (approximately $963 million, net of underwriting discounts and interest rate hedge costs) to redeem its 10 1/2 % Senior Subordinated Discount Debentures and 9 7/8% Senior Subordinated Notes. The total amount required to complete these redemptions, including call premiums, was $954 million, net of the effect of the settlement of certain interest rate swap transactions related to the Senior Subordinated Discount Debentures.

On May 28, 1999, American Standard Inc. completed the sale of the equivalent of $460 million of Senior Notes, with an average interest rate of 7.7%, issued in three series: 250 million Euro Senior Notes due 2006; 100 million U.S. Dollar Senior Notes due 2009 and 60 million Sterling Senior Notes due 2009. Net proceeds of $452 million from the offering were applied to refinance borrowings incurred to pay $150 million of 10 7/8 % Senior Notes at maturity on May 15, 1999 and to refinance a substantial portion of the purchase price of the Armitage/ Dolomite acquisition (see Note 4). The May 28, 1999 sale of Senior Notes, which are not subject to redemption, was made pursuant to a shelf registration statement jointly filed by American Standard Companies Inc. and its wholly-owned subsidiary American Standard Inc. covering $1 billion of senior debt (the "1998 Shelf Registration"). Debt securities sold under the 1998 Shelf Registration are issued by American Standard Inc. and unconditionally guaranteed by American Standard Companies Inc. The Company intends to use the net proceeds from any future sales of such debt securities under the 1998 Shelf Registration for general corporate purposes, which may include certain investments, acquisitions, additions to working capital or capital expenditures.

As a result of the redemption of debt in 1998, the Consolidated Statement of Operations included an extraordinary charge of $50 million (net of taxes of $7 million), including call premiums and the write-off of deferred debt issuance costs.

Short-term--Short-term borrowings are available outside the United States under informal credit facilities and are typically in the form of overdrafts. At December 31, 2000, the Company had $65 million of such foreign short-term debt outstanding at an average interest rate of 8.1% per annum. The Company also had an additional $80 million of unused foreign facilities. The banks may revoke these facilities at any time. The Company also has credit facilities for its operations in China totaling $55 million, of which $19 million was outstanding as of December 31, 2000, with remaining availability of $16 million after $20 million letters of credit usage.

Average short-term borrowings for 2000, 1999 and 1998 were $88 million, $1,004 million and $571 million, respectively, at weighted-average interest rates of 8.45%, 5.30%, and 5.60%, respectively. Total short-term borrowings outstanding at December 31, 2000, 1999 and 1998 were $84 million, $737 million and $732 million, respectively, at weighted-average interest rates of 8.3%, 6.4% and 5.1% respectively. Average interest rates were lower in 1999 and 1998 because Revolving Facility borrowings, which carry much lower rates than other short-term borrowings, were classified as short-term in those years. (See "Long-term" below.)

Long-term--The Revolving Facilities provide for aggregate borrowings of up to $1.375 billion for general corporate purposes, of which up to $500 million may be used for the issuance of letters of credit and $40 million of which is available for same-day short-term borrowings. The Company currently pays a commitment fee of 0.1875% per annum on the unused portion of the Revolving Facilities and a fee of 0.75% per annum plus issuance fees for letters of credit. At December 31, 2000, there were $618 million of borrowings outstanding under the Revolving Facilities and $89 million of letters of credit. Remaining availability at December 31, 2000, under the Revolving Facilities was $668 million, which is available to redeem certain outstanding public debt securities of American Standard Inc. and for other general corporate purposes. After giving effect to the January 31, 2001, $100 million prepayment and commensurate reduction in availability as discussed above, the Company's remaining availability would have been $568 million. Borrowings under the Revolving Facilities that were classified as short-term debt in 1999 and prior, have been classified as long-term debt since March 31, 2000, as the Company has the ability to refinance such borrowings with long-term debt under the terms of the 1997 Credit Agreement. Average borrowings under the Revolving Facilities for 2000, 1999 and 1998 were $845 million, $901 million and $509 million, respectively.

Long-term debt is recorded at face amount, net of unamortized discount, and debt denominated in foreign currencies is reported at its U.S. dollar equivalent as follows:


                                                        Year Ended December 31,
                                                        --------       --------
(Dollars in millions)                                     2000           1999
                                                        --------       --------
1997 Credit Agreement                                   $  990.4       $  352.7
9 1/4% sinking fund debentures, due in installments
from 2001 to 2008                                           60.0           82.5
7 1/8% senior notes due 2003                                124.8          124.6
7 3/8% senior notes due 2005                                207.4          249.0
7.125% Euro senior notes due 2006                          225.3          250.5
7 3/8% senior notes due 2008                                318.2          349.7
8.25% senior notes due 2009                                 97.4           99.9
8.25% Sterling senior notes due 2009                        88.1           95.5
7 5/8% senior notes due 2010                                260.5          274.0
Other long-term debt                                        15.9           27.5
                                                        --------       --------
                                                         2,388.0        1,905.9
Less current maturities                                     12.4           19.2
                                                        --------       --------
                                                        $2,375.6       $1,886.7
                                                        ========       ========


Interest costs capitalized as part of the cost of constructing facilities for the years ended December 31, 2000, 1999 and 1998, were $2.0 million, $3.3 million and $4.5 million, respectively. Cash interest paid in those years on all outstanding indebtedness amounted to $199 million, $181 million and $140 million, respectively.

The U.S. Dollar equivalent of the 1997 Credit Agreement loans and the effective weighted-average interest rates were:

                                                                  Year Ended December 31,
                                                                  -----------------------
(Dollars in millions)                                              2000            1999
                                                                  ------         --------
Periodic access loans:
  Deutschemark loans at 5.67% in 2000; 3.69% in 1999              $342.6         $  325.3
  Dutch guilder loans at 5.65% in 2000; 3.69% in 1999               29.6             27.4
                                                                  ------         --------
Total Credit Agreement long-term loans                             372.2            352.7
Revolver loans at 6.94% in 2000; 6.28% in 1999                     618.2            659.0
                                                                  ------         --------
Total Credit Agreement loans                                      $990.4         $1,011.7
                                                                  ======         ========

The 9 1/4% Sinking Fund Debentures are redeemable at the Company's option, in whole or in part, at redemption prices declining from 102.8% in 2001 to 100% in 2006 and thereafter. The Company may, however, on any sinking fund payment date, elect to redeem an additional $15 million principal amount of the sinking fund debentures. None of the Senior Notes outstanding as of December 31, 2000, are redeemable by the Company prior to maturity.

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

                                          49 American Standard '00 Annual Report

American Standard Companies Inc.

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

In 1997, the Company completed a secondary public offering of 12,429,548 shares of the Company's common stock owned by ASI Partners, then the Company's largest shareholder. In conjunction therewith, the Company purchased from ASI Partners 4,628,755 shares of the Company's common stock for $208 million plus fees and expenses. The Company financed the share purchase with borrowings under the 1997 Credit Agreement. All of the shares sold in the secondary offering were previously issued and outstanding, and the Company received no proceeds therefrom. In addition, the Company also issued to ASI Partners warrants expiring in February 2002 to purchase 3,000,000 shares of common stock of the Company at $55 per share (the "Exercise Price"). The warrants entitle holders to receive cash or shares, at the Company's option, equal to the difference between the market value of the Company's common stock and the Exercise Price. The estimated fair value of these warrants at the date issued was $9.34 per share using the Black-Scholes option-pricing model and assumptions similar to those used for valuing the Company's stock options as described below.

On July 9, 1998, the Company's Board of Directors approved a plan to purchase up to $300 million of the Company's common stock, not to exceed $100 million per plan year, during the three-year plan period ending July 2001. Pursuant to this plan, the Company purchased 3,559,900 shares in 2000 for $148 million, 113,600 shares in 1999 for $4 million and 2,479,450 shares in 1998 for $75 million. During 1998, the Company also purchased 196,300 shares of its common stock for $9 million, pursuant to a previously authorized plan. In September 2000, the Board of Directors extended the Company's authorization to repurchase annually up to $100 million of its common stock beyond July 9, 2001.

The Company has a Stock Incentive Plan (the "Stock Plan") under which awards may be granted to officers and other key executives and employees in the form of stock options, stock appreciation rights, restricted stock or restricted units. The Board of Directors authorized increases of 1.9 million shares in 2000 and 5 million shares in 1998 under the plan to be issued from available treasury shares. The maximum number of shares or units that may be issued under the Stock Plan and other incentive bonus plans is 14,504,475, of which 7,604,475 may be granted as incentive stock options. Stock option awards granted under the Stock Plan vest ratably over three years on the anniversary date of the awards and are exercisable over a period of ten years.

A summary of stock option activity and related information for 1998, 1999 and 2000 follows:

                                                    Weighted-     Weighted-
                                                     Average       Average
                                                     Exercise    Fair Value
                                      Shares          Price       of Grants
                                    ----------       -------     ----------
Outstanding--December 31, 1997       5,519,685       $ 24.93
  Granted                            1,426,000         40.77       $15.26
  Exercised                           (460,016)        20.42
  Forfeited                           (101,517)        32.29
                                    ----------       -------
Outstanding--December 31, 1998       6,384,152         28.69
  Granted                            2,445,750         35.00       $13.97
  Exercised                           (352,491)        23.54
  Forfeited                           (178,876)        36.34
                                    ----------       -------
Outstanding--December 31, 1999       8,298,535         30.61
  Granted                            1,295,200         39.80       $16.03
  Exercised                         (1,175,696)        22.62
  Forfeited                           (154,570)        35.33
                                    ----------       -------
OUTSTANDING DECEMBER 31, 2000        8,263,469       $ 33.06
                                    ==========       =======
Exercisable at end of year:
   1998                              4,162,423
   1999                              4,634,288
   2000                              5,055,723

On January 1, 2000, the Chief Executive Officer of the Company was granted an award of 250,000 shares of restricted stock. Such shares vest in three equal annual installments beginning January 1, 2003. In addition, on March 1, 2001, the Board of Directors authorized awards of up to 1.4 million shares in 2001. On March 1, 2001, awards in the form of options to purchase 1.2 million shares were granted.

Exercise prices for options outstanding as of December 31, 2000, ranged from $20 to $48.50 The weighted-average remaining contractual life of those options is
6.7 years. As of December 31, 2000, there were 3,626,346 shares available for grant under the plan and other incentive bonus plans.

The Company has elected to follow APB 25 and related interpretations in accounting for stock options and accordingly has recognized no compensation expense. Had compensation cost been determined based upon the fair value at the grant date for awards consistent with the methodology prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per diluted share in 2000 would have decreased by $16.2 million and $.22, respectively; the net income and net income per diluted share in 1999 would have decreased by $13.7 million and $.19, respectively; and the net loss and net loss per diluted share in 1998 would have increased by $9.5 million and $.13, respectively. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5.12% in 2000, 6.8% in 1999 and 5.1% in 1998; volatility of 31% in 2000, 31% in
1999 and 32% in 1998; an expected life of 6 years in 2000 and 5 years in 1999 and 1998; and a dividend yield of zero. These estimated expense amounts are not necessarily indicative of amounts in years beyond 2000.

In 1997, stockholders approved the establishment of the Employee Stock Purchase Plan commencing January 1, 1998. The Company has implemented the plan in as many countries worldwide as is reasonably practical, given the applicable regulations in such countries. Upon enrollment, employees purchase shares of the Company's common stock at the end of each calendar quarter, through payroll deductions, at a discount of 15% from the market price, as quoted on the New York Stock Exchange on the last trading day of each calendar quarter. Annual purchases are limited to a maximum of $21,250 per employee. Shares purchased under the plan are deposited with a custodian and must be held for one year before they may be sold. The Company funds the plan as soon as practicable after the close of each quarter with either treasury shares or newly issued shares, at the Company's discretion. Employees purchased 209,354 shares in 2000, 229,368 shares in 1999 and 197,078 shares in 1998 under this plan.

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

Since the Company sells certain finished products in currencies different than the currency of the subsidiary that manufactured the products, the Company is exposed to foreign currency risk on such transactions. The Company hedges some of this risk by entering foreign currency forward contracts that effectively fix the manufacturing cost. Cash settlement proceeds or payments upon maturity of the contracts are included in the price of the transaction hedged. The Company generally does not enter currency hedges extending beyond one year.

                                          51 American Standard '00 Annual Report

American Standard Companies Inc.

The notional amount and estimated fair value of hedging contracts at December 31, 2000 and 1999 are as follows:

                                                2000                    1999
                                         -----------------      ------------------
                                         NOTIONAL    FAIR       NOTIONAL      FAIR
(Dollars in millions)                     VALUE      VALUE       VALUE       VALUE
                                         -------    ------      --------     -----
Commodity forward contracts                $81.6    $(1.6)         $49.3     $12.2
Foreign currency forward contracts          23.5      (.8)          13.2        .1

The estimated fair values of other financial instruments at December 31, 2000 approximate carrying amounts except as follows:

                                                       Carrying         Fair
(Dollars in millions)                                    Value          Value
                                                       --------        ------
9 1/4% sinking fund debentures                          $ 60.0         $ 59.7
7 1/8% senior notes due 2003                             124.8          121.5
7 3/8% senior notes due 2005                             207.4          201.2
7.125% Euro senior notes due 2006                        225.3          216.3
7 3/8% senior notes due 2008                             318.2          302.3
8.25% senior notes due 2009                               97.4           94.5
8.25% Sterling senior notes due 2009                      88.1           88.1
7 5/8% senior notes due 2010                             260.5          250.7


The fair values presented above are estimates as of December 31, 2000 and are not necessarily indicative of amounts for which the Company could settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

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

NOTE 14. Commitments and Contingencies

Future minimum rental commitments under the terms of all noncancellable operating leases in effect at December 31, 2000, are: 2001 --$88 million; 2002--$73 million; 2003--$60 million; 2004--$48 million; 2005--$37 million and thereafter--$35 million. Net rental expenses for operating leases were $127 million, $87 million and $69 million for the years ended December 31, 2000, 1999, and 1998, respectively.

The Company and certain of its subsidiaries are parties to a number of pending legal and tax proceedings. The Company is also subject to federal, state and local environmental laws and regulations and is involved in environmental proceedings concerning the investigation and remediation of numerous sites, including certain facilities in the process of being closed (see Note 5). In those instances where it is probable as a result of such proceedings that the Company will incur costs that can be reasonably determined, the Company has recorded a liability. The Company believes that these legal, tax and environmental proceedings will not have a material adverse effect on its consolidated financial position, cash flows or results of operations.

In October 1999, verdicts were returned against the Company totaling $18 million related to claims of a terminated sales agent and distributor of air conditioning equipment. The Company is currently seeking relief from the verdicts at the trial court level and, if necessary, will appeal the verdicts, believing that substantial errors were made during the trial and that the issues before the trial court were wrongly decided. Therefore, the Company has made no provision for loss related to this matter at December 31, 2000.

The tax returns of the Company's German subsidiaries are currently under examination by the German tax authorities (see Note 8).

NOTE 15. Segments

In addition to the segment data in the following table, see also the Five-Year Financial Summary on page 14 and Management's Discussion and Analysis on pages 15 through 26.

SEGMENT DATA

(Dollars in millions)                                         2000        1999        1998
                                                             ------      ------      ------
Sales:
  Air Conditioning Systems and Services                      $4,726      $4,337      $3,940
  Plumbing Products                                           1,803       1,755       1,510
  Vehicle Control Systems                                     1,069       1,098       1,106
                                                             ------      ------      ------
                                                             $7,598      $7,190      $6,556
                                                             ------      ------      ------
Segment income:
  Air Conditioning Systems and Services                      $  531      $  453      $  386
  Plumbing Products                                             162         164         119
  Vehicle Control Systems                                       147         134         153
                                                             ------      ------      ------
                                                                840         751         658
Equity in net income of unconsolidated joint ventures            30          37          27
Gain on sale of business                                         57        --          --
Restructuring and asset impairment charges                      (70)        (15)       (197)
Interest expense                                               (199)       (188)       (188)
Corporate expenses                                             (149)       (134)       (110)
                                                             ------      ------      ------
Income from continuing operations before
  income taxes and extraordinary item                        $  509      $  451      $  190
                                                             ------      ------      ------
Sales--Geographic distribution (a):
  United States                                              $4,308      $3,840      $3,383
  Europe                                                      2,170       2,270       2,061
    Germany (included in Europe)                                599         695         693
  Other                                                       1,423       1,295       1,269
  Eliminations                                                 (303)       (215)       (157)
                                                             ------      ------      ------
    Total sales                                              $7,598      $7,190      $6,556
                                                             ------      ------      ------
Segment income--Geographic distribution:
  United States                                              $  567      $  505      $  438
  Europe                                                        206         215         174
  Other                                                          67          31          46
                                                             ------      ------      ------
    Total segment income                                     $  840      $  751      $  658
                                                             ------      ------      ------

SEGMENT DATA (continued)


(Dollars in millions)                                         2000        1999        1998
                                                             ------      ------      ------
Assets
  Air Conditioning Systems and Services                      $2,116      $2,028      $1,807
  Plumbing Products                                           1,666       1,673       1,094
  Vehicle Control Systems                                       665         684         766
                                                             ------      ------      ------
    Total identifiable assets                                $4,447      $4,385      $3,667
                                                             ------      ------      ------
Geographic distribution:
  United States                                              $1,707      $1,567      $1,405
  Europe                                                      1,833       1,946       1,426
  Other                                                         907         872         836
                                                             ------      ------      ------
    Total identifiable assets                                 4,447       4,385       3,667
                                                             ------      ------      ------
Prepaid charges                                                  33          42          40
Cash and cash equivalents                                        85          61          63
Net assets of discontinued operations held for sale            --            51         139
Corporate assets                                                180         147         198
                                                             ------      ------      ------
    Total assets                                             $4,745      $4,686      $4,107
                                                             ------      ------      ------
Goodwill included in assets:
  Air Conditioning Systems and Services                      $  224      $  224      $  199
  Plumbing Products                                             435         460         201
  Vehicle Control Systems                                       276         307         359
                                                             ------      ------      ------
    Total goodwill                                           $  935      $  991      $  759
                                                             ------      ------      ------
Capital expenditures
  Air Conditioning Systems and Services                      $  116      $  155      $   91
  Plumbing Products                                              99         123         126
  Vehicle Control Systems                                        44          49          50
                                                             ------      ------      ------
    Total capital expenditures                               $  259      $  327      $  267
                                                             ------      ------      ------
Depreciation and amortization:
  Air Conditioning Systems and Services                      $   76      $   71      $   66
  Plumbing Products                                              86          80          59
  Vehicle Control Systems                                        51          51          51
                                                             ------      ------      ------
    Total depreciation and amortization                      $  213      $  202      $  176
                                                             ------      ------      ------


(a)  Revenues from external customers are classified by country of origin.


                                          53 American Standard '00 Annual Report

AMERICAN STANDARD COMPANIES INC.

NOTE 16. SUPPLEMENTAL CONSOLIDATING CONDENSED FINANCIAL INFORMATION

All of the Company's Senior Notes and the 9 1/4% Sinking Fund Debentures were issued by its wholly owned subsidiary, American Standard Inc. ("ASI"). American Standard Companies Inc. (the "Parent Company") fully and unconditionally guarantees the payment obligations under these securities. In lieu of providing separate audited financial statements for ASI, the Company has included the accompanying audited consolidating condensed financial information. Management believes that separate financial statements of ASI are not material to investors. The following supplemental financial information sets forth, on an unconsolidated basis, statements of operations and statements of cash flows for the years ended December 31, 2000, 1999 and 1998, and balance sheets as of December 31, 2000 and 1999 for the Parent Company, ASI, and the subsidiaries of the Parent Company which are not subsidiaries of ASI ("Other Subsidiaries"). None of the Other Subsidiaries guarantees the debt of ASI. On December 31, 1999 the Company completed an internal reorganization whereby ASI transferred ownership of all the Other Subsidiaries and their intellectual property rights to another wholly owned subsidiary, American Standard International Inc. Therefore, prior to December 31, 1999, there were no Other Subsidiaries. The equity method of accounting is used to reflect investments of the Parent Company in ASI and Other Subsidiaries.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000



                                                                    Parent                  Other                      Consolidated
(Dollars in millions)                                              Company      ASI     Subsidiaries   Eliminations        Total
                                                                   -------   --------   ------------   ------------    ------------
Sales                                                                        $4,274.5     $3,524.0       $(200.1)        $7,598.4
                                                                             --------     --------       -------         --------
Costs and expenses:
  Cost of sales                                                               3,249.4      2,678.4        (200.1)         5,727.7
  Selling and administrative expenses                                           618.5        549.4                        1,167.9
  Restructuring and asset impairment charges                                     25.0         44.6                           69.6
  Gain on sale of Calorex                                                           -        (57.3)                         (57.3)
  Other (income) expense                                                        (18.6)         1.0                          (17.6)
  Interest expense                                                              166.1         32.6                          198.7
                                                                    ------   --------     --------       -------         --------
    Total expenses                                                            4,040.4      3,248.7        (200.1)         7,089.0
                                                                    ------   --------     --------       -------         --------
Income from continuing operations before income taxes and
  equity in net income of consolidated subsidiary                               234.1        275.3                          509.4
Income taxes                                                                     92.6        101.6                          194.2
                                                                    ------   --------     --------       -------         --------
Income from continuing operations before equity in net income of
  consolidated subsidiary                                                       141.5        173.7                          315.2
Equity in net income of subsidiary                                  $315.2          -            -        (315.2)               -
                                                                    ------   --------     --------       -------         --------
Net income                                                          $315.2   $  141.5     $  173.7       $(315.2)        $  315.2
                                                                    ======   ========     ========       =======         ========


CONSOLIDATING CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2000

                                                                    Parent                 Other                       Consolidated
(Dollars in millions)                                              Company      ASI     Subsidiaries   Eliminations        Total
                                                                   -------   --------   ------------   ------------    ------------
A S S E T S
Current assets:
  Cash and cash equivalents                                        $    .1   $   18.9     $   66.4                       $   85.4
  Accounts receivable, net                                             1.2      492.0        533.4                        1,026.6
  Inventories                                                                   326.9        279.4                          606.3
  Other current assets                                                          100.5         59.7                          160.2
                                                                   -------   --------     --------       -------         --------
    Total current assets                                               1.3      938.3        938.9                        1,878.5
  Facilities, net                                                               516.4        866.3                        1,382.7
  Goodwill, net                                                                 142.5        792.3                          934.8
  Investment in subsidiaries                                         100.1          -            -       $(100.1)               -
  Other assets                                                                  410.0        138.7                          548.7
                                                                   -------   --------     --------       -------         --------
    Total assets                                                   $ 101.4   $2,007.2     $2,736.2       $(100.1)        $4,744.7
                                                                   =======   ========     ========       =======         ========

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Loans payable to banks                                                                  $   83.7                       $   83.7
  Current maturities of long-term debt                                       $   10.1          2.3                           12.4
  Other current liabilities                                                     907.2        803.3                        1,710.5
                                                                   -------   --------     --------       -------         --------
    Total current liabilities                                                   917.3        889.3                        1,806.6
  Long-term debt                                                              1,888.9        486.7                        2,375.6
  Reserve for postretirement benefits                                           192.7        215.6                          408.3
  Intercompany accounts, net                                       $ 494.3      455.9       (950.2)                             -
  Other long-term liabilities                                                   355.1        192.0                          547.1
                                                                   -------   --------     --------       -------         --------
    Total liabilities                                                494.3    3,809.9        833.4                        5,137.6
                                                                   -------   --------     --------       -------         --------
    Total stockholders' (deficit) equity                            (392.9)  (1,802.7)     1,902.8       $(100.1)          (392.9)
                                                                   -------   --------     --------       -------         --------
    Total liabilities and stockholders' (deficit) equity           $ 101.4  $ 2,007.2     $2,736.2       $(100.1)        $4,744.7
                                                                   =======   ========     ========       =======         ========



                                          55 American Standard '00 Annual Report

AMERICAN STANDARD COMPANIES INC.

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                    Parent                 Other                       Consolidated
(Dollars in millions)                                              Company      ASI     Subsidiaries   Eliminations        Total
                                                                   -------   --------   ------------   ------------    ------------
Cash provided (used) by:
  Operating activities:
    Net income                                                     $ 315.2   $ 141.5       $ 173.7        $(315.2)        $ 315.2
    Adjustments to reconcile net income to net cash provided
      by operations:
      Non-cash restructuring and asset impairment charges
        (reversals)                                                             25.0          44.6                           69.6
      Gain on sale of Calorex                                                                (57.3)                         (57.3)
      Depreciation and amortization                                             76.7         136.7                          213.4
      Non-cash interest and compensation                                        11.9                                         11.9
      Equity in net income of subsidiary                            (315.2)                                 315.2               -
      Changes in assets and liabilities:
        Accounts receivable                                                    (38.9)        (36.2)                         (75.1)
        Inventories                                                            (82.9)        (33.3)                        (116.2)
        Accounts payable and accrued payrolls                                   74.5          41.0                          115.5
        Postretirement benefits                                                (16.8)          1.3                          (15.5)
        Other long-term liabilities                                              8.9         (33.7)                         (24.8)
        Other, net                                                              86.0         (47.3)                          38.7
                                                                   -------   -------       -------        -------         -------
Net cash provided (used) by continuing operations                        -     285.9         189.5              -           475.4
                                                                   -------   -------       -------        -------         -------
Net cash used by discontinued operations                                 -     (17.3)            -              -           (17.3)
                                                                   -------   -------       -------        -------         -------
Net cash provided (used) by operating activities                         -     268.6         189.5              -           458.1
                                                                   -------   -------       -------        -------         -------
  Investing activities:
    Purchase of property, plant and equipment                                  (87.2)       (131.7)                        (218.9)
    Investments in affiliated companies                              (17.1)     17.1         (40.2)                         (40.2)
    Investments in computer software                                           (38.0)        (27.3)                         (65.3)
    Proceeds from sales of businesses                                           30.8          67.7                           98.5
    Other                                                                       11.4           3.5                           14.9
                                                                   -------   -------       -------        -------         -------
Net cash used by investing activities                                (17.1)    (65.9)       (128.0)             -          (211.0)
                                                                   -------   -------       -------        -------         -------
  Financing activities:
    Repayments of long-term debt                                              (121.9)         (5.3)                        (127.2)
    Net change in revolving credit facility                                   (103.3)        135.0                           31.7
    Net change in other short-term debt                                                         .5                             .5
    Purchases of treasury stock                                     (147.5)                                                (147.5)
    Net change in intercompany accounts                              143.0      30.3        (173.3)                             -
    Proceeds from exercise of stock options                           21.7                                                   21.7
    Other                                                                                       .1                             .1
                                                                   -------   -------       -------        -------         -------
Net cash provided by financing activities                             17.2    (194.9)        (43.0)             -          (220.7)
Effect of exchange rate changes on cash and cash equivalents             -         -          (2.2)             -            (2.2)
                                                                   -------   -------       -------        -------         -------
Net increase (decrease) in cash and cash equivalents                    .1       7.8          16.3              -            24.2
                                                                   -------   -------       -------        -------         -------
Cash and cash equivalents at beginning of year                           -      11.1          50.1              -            61.2
                                                                   -------   -------       -------        -------         -------
Cash and cash equivalents at end of year                           $    .1   $  18.9       $  66.4        $     -         $  85.4
                                                                   =======   =======       =======        =======         =======


CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                    Parent                                             Consolidated
(Dollars in millions)                                              Company      ASI                    Eliminations        Total
                                                                   -------   --------                  ------------    ------------
Sales                                                                        $7,189.5                                    $7,189.5
                                                                             --------                                    --------
Costs and expenses:
  Cost of sales                                                               5,406.6                                     5,406.6
  Selling and administrative expenses                                         1,146.3                                     1,146.3
  Restructuring and asset impairment charges                                     14.7                                        14.7
  Other income                                                                  (17.4)                                      (17.4)
  Interest expense                                                              187.8                                       187.8
                                                                             --------                                    --------
    Total expenses                                                            6,738.0                                     6,738.0
                                                                             --------                                    --------
Income from continuing operations before income taxes and
  equity in net income of consolidated subsidiary                               451.5                                       451.5
Income taxes                                                                    187.4                                       187.4
                                                                             --------                                    --------
Income from continuing operations before equity in net
  income of consolidated subsidiary                                             264.1                                       264.1
Loss from discontinued operations                                               125.8                                       125.8
Equity in net income of subsidiary                                  $138.3          -                    $(138.3)               -
                                                                    ------   --------                    -------         --------
Net income                                                          $138.3   $  138.3                    $(138.3)        $  138.3
                                                                    ======   ========                    =======         ========


                                          57 American Standard '00 Annual Report

AMERICAN STANDARD COMPANIES INC.

CONSOLIDATING CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 1999


                                                                Parent                     Other                      Consolidated
(Dollars in millions)                                          Company        ASI      Subsidiaries   Eliminations        Total
                                                              --------     ---------   ------------   ------------    ------------
A S S E T S
Current assets:
  Cash and cash equivalents                                                 $   11.1    $    50.1                       $   61.2
  Accounts receivable, net                                                     448.6        537.7                          986.3
  Inventories                                                                  243.3        260.9                          504.2
  Net assets held for sale                                                      50.8           --                           50.8
  Other current assets                                                          38.4         84.6                          123.0
                                                              --------     ---------     --------         ------        --------
    Total current assets                                                       792.2        933.3                        1,725.5
  Facilities, net                                                              503.3        910.9                        1,414.2
  Goodwill, net                                                                148.3        842.8                          991.1
  Investment in subsidiaries                                  $ (145.2)           --           --         $145.2              --
  Other assets                                                                 429.0        126.2                          555.2
                                                              --------     ---------     --------         ------        --------
  Total assets                                                $ (145.2)    $ 1,872.8     $2,813.2         $145.2        $4,686.0

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Loans payable to banks                                                    $  585.6    $   151.3                       $  736.9
  Current maturities of long-term debt                                          18.4           .8                           19.2
  Other current liabilities                                                    749.8        780.7                        1,530.5
                                                              --------     ---------     --------         ------        --------
  Total current liabilities                                                  1,353.8        932.8                        2,286.6
  Long-term debt                                                             1,555.5        331.2                        1,886.7
  Reserve for postretirement benefits                                          204.4        231.7                          436.1
  Intercompany accounts, net                                  $  351.3         431.6       (782.9)                            --
  Other long-term liabilities                                                  299.2        273.9                          573.1
                                                              --------     ---------     --------         ------        --------
    Total liabilities                                            351.3       3,844.5        986.7             --         5,182.5
                                                              --------     ---------     --------         ------        --------
    Total stockholders' (deficit) equity                        (496.5)     (1,971.7)     1,826.5          145.2          (496.5)
                                                              --------     ---------     --------         ------        --------
    Total liabilities and stockholders' (deficit) equity      $ (145.2)    $ 1,872.8     $2,813.2         $145.2        $4,686.0
                                                              ========     =========     ========         ======        ========

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                    Parent                   Other                      Consolidated
(Dollars in millions)                                               Company       ASI     Subsidiaries   Eliminations       Total
                                                                    -------     ------    ------------   ------------   ------------
Cash provided (used) by:
  Operating activities:
    Net income                                                      $138.3      $138.3                   $(138.3)         $ 138.3
    Adjustments to reconcile net income to net cash provided
      by operations:
      Non-cash restructuring and asset impairment charges
        (reversals)                                                               (7.3)                                      (7.3)
      Loss from discontinued operations                                          125.8                                      125.8
      Depreciation and amortization                                              202.1                                      202.1
      Non-cash interest                                                            7.2                                        7.2
      Equity in net income of subsidiary                            (138.3)       --                       138.3              --
      Changes in assets and liabilities:
        Accounts receivable                                                      (58.5)                                     (58.5)
        Inventories                                                              (20.5)                                     (20.5)
        Accounts payable and accrued payrolls                                     73.7                                       73.7
        Postretirement benefits                                                   14.6                                       14.6
        Other, net                                                                36.2                                       36.2
                                                                     -----      ------       -----        ------           ------
Net cash provided by continuing operations                             --        511.6                       --             511.6
Net cash (used) by discontinued operations                                       (37.8)                                     (37.8)
                                                                     -----      ------       -----        ------           ------
Net cash provided by operating activities                              --        473.8                       --             473.8
                                                                     -----      ------       -----        ------           ------
  Investing activities:
    Purchase of property, plant and equipment                                   (274.5)                                    (274.5)
    Investments in affiliated companies                               (8.1)      (52.8)                      8.1            (52.8)
    Investments in computer software                                             (85.5)                                     (85.5)
    Acquisitions of businesses                                                  (427.0)                                    (427.0)
    Other                                                                          4.0                                        4.0
                                                                     -----      ------       -----        ------           ------
Net cash used by investing activities                                 (8.1)     (835.8)                      8.1           (835.8)
                                                                     -----      ------       -----        ------           ------
  Financing activities:
    Proceeds from issuance of long-term debt                                     483.5                                      483.5
    Repayments of long-term debt                                                (198.1)                                    (198.1)
    Net change in revolving credit facility                                       51.7                                       51.7
    Net change in other short-term debt                                           21.4                                       21.4
    Purchases of treasury stock                                       (4.2)       (4.2)                      4.2             (4.2)
    Decrease in loan from subsidiary                                  (4.9)                                  4.9             --
    Cash transferred (to) from affiliate                                         (50.1)       50.1                           --
    Other                                                             17.2         7.1                     (17.2)             7.1
                                                                     -----      ------       -----        ------           ------
Net cash provided by financing activities                              8.1       311.3        50.1          (8.1)           361.4
Effect of exchange rate changes on cash and cash equivalents                      (1.2)                                      (1.2)
                                                                     -----      ------       -----        ------           ------
Net increase (decrease) in cash and cash equivalents                    --       (51.9)       50.1           --              (1.8)
Cash and cash equivalents at beginning of year                                    63.0                                       63.0
                                                                     -----      ------       -----        ------           ------
Cash and cash equivalents at end of year                             $  --      $ 11.1       $50.1        $  --            $ 61.2
                                                                     =====      ======       =====        ======           ======

                                          59 American Standard '00 Annual Report

American Standard Companies Inc.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                  Parent                               Consolidated
(Dollars in millions)                                                            Company      ASI       Eliminations      Total
                                                                                 -------    --------    ------------   ------------
Sales                                                                                       $6,555.3                     $6,555.3
                                                                                 ------     --------       -----         --------
Costs and expenses:
  Cost of sales                                                                              4,949.5                      4,949.5
  Selling and administrative expenses                                                        1,028.5                      1,028.5
  Restructuring and asset impairment charges                                                   197.3                        197.3
  Other expense                                                                                  2.0                          2.0
  Interest expense                                                                             188.3                        188.3
                                                                                 ------     --------       -----         --------
    Total expenses                                                                           6,365.6                      6,365.6
                                                                                 ------     --------       -----         --------
Income from continuing operations before income taxes, extraordinary item
  and equity in net loss of consolidated subsidiary                                            189.7                        189.7
Income taxes                                                                                   141.2                        141.2
                                                                                 ------     --------       -----         --------
Income from continuing operations before extraordinary item and equity in
  net loss of consolidated subsidiary                                                           48.5                         48.5
Loss from discontinued operations                                                              (14.9)                       (14.9)
Extraordinary loss on retirement of debt                                                       (49.9)                       (49.9)
Equity in net loss of subsidiary                                                 $(16.3)        --         $16.3             --
                                                                                 ------     --------       -----         --------
Net loss                                                                         $(16.3)    $  (16.3)      $16.3         $  (16.3)
                                                                                 ======     ========       =====         ========

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                  Parent                               Consolidated
(Dollars in millions)                                                            Company       ASI      Eliminations      Total
                                                                                 --------   --------    ------------   ------------
Cash provided (used) by:
  Operating activities:
  Net income                                                                      $(16.3)   $  (16.3)      $ 16.3        $  (16.3)
  Adjustments to reconcile net income to net cash provided by operations:
    Non-cash restructuring and asset impairment charges                                         87.4                         87.4
    Loss from discontinued operations                                                           14.9                         14.9
    Depreciation and amortization                                                              176.1                        176.1
    Non-cash interest                                                                           31.6                         31.6
    Non-cash stock compensation                                                                  6.2                          6.2
    Extraordinary loss on retirement of debt                                                    49.9                         49.9
    Equity in net loss of subsidiary                                                16.3                    (16.3)             --
  Changes in assets and liabilities:
    Accounts receivable                                                                        (89.8)                       (89.8)
    Inventories                                                                                (31.4)                       (31.4)
    Accounts payable and accrued payrolls                                                       90.7                         90.7
    Postretirement benefits                                                                     14.6                         14.6
    Other, net                                                                                 143.0                        143.0
                                                                                  ------    --------       -------       --------
Net cash provided by continuing operations                                          --         476.9         --             476.9
Net cash (used) by discontinued operations                                                     (14.8)                       (14.8)
                                                                                  ------    --------       -------       --------
Net cash provided by operating activities                                           --         462.1         --             462.1
                                                                                  ------    --------       -------       --------
  Investing activities:
    Purchase of property, plant and equipment                                                 (245.8)                      (245.8)
    Investments in affiliated companies                                             (4.9)      (22.4)         4.9           (22.4)
    Investments in computer software                                                           (60.0)                       (60.0)
    Other                                                                                       15.2                         15.2
                                                                                  ------    --------       -------       --------
Net cash used by investing activities                                               (4.9)     (313.0)         4.9          (313.0)
                                                                                  ------    --------       -------       --------
  Financing activities:
    Proceeds from issuance of long-term debt                                                 1,012.1                      1,012.1
    Repayments of long-term debt                                                              (996.6)                      (996.6)
    Net change in revolving credit facility                                                    (23.9)                       (23.9)
    Net change in other short-term debt                                                          4.9                          4.9
    Purchases of treasury stock                                                    (83.7)      (83.7)        83.7           (83.7)
    Increase in loan from subsidiary                                                73.8                    (73.8)            --
    Other                                                                           14.8       (26.1)       (14.8)          (26.1)
                                                                                  ------    --------       -------       --------
Net cash provided (used) by financing activities                                     4.9      (113.3)        (4.9)         (113.3)
Effect of exchange rate changes on cash and cash equivalents                                      .1                           .1
                                                                                  ------    --------       -------       --------
Net increase in cash and cash equivalents                                           --          35.9           --            35.9
Cash and cash equivalents at beginning of year                                                  27.1                         27.1
                                                                                  ------    --------       -------       --------
Cash and cash equivalents at end of year                                          $ --      $   63.0       $   --        $   63.0
                                                                                  ======    ========       =======       ========

                                          61 American Standard '00 Annual Report

(Unaudited) Quarterly Data

American Standard Companies Inc.

2000

(Dollars in millions, except per share data)                                    First       Second      Third       Fourth(a)
                                                                              ---------   ---------    --------     ---------
Sales                                                                         $ 1,822.0   $ 2,046.2    $1,960.8     $1,769.4
Cost of sales                                                                   1,380.6     1,502.8     1,474.8      1,369.4
Income from continuing operations before income taxes                             100.1       178.6       147.7         83.0
Income taxes                                                                       40.0        71.0        58.8         24.4
                                                                              ---------   ---------    --------     --------
Income from continuing operations                                             $    60.1   $   107.6    $   88.9     $   58.6
                                                                              =========   =========    ========     ========
Per common share:
  Basic
    Income from continuing operations                                            $  .85   $    1.54    $   1.28     $    .85
  Diluted
    Income from continuing operations                                            $  .82   $    1.48    $   1.23     $    .82
    Average number of common shares (thousands):
  Basic                                                                          71,025      70,263      69,806       69,409
  Diluted                                                                        73,060      72,761      72,382       71,602
Range of prices on common stock:
  High                                                                        $45-13/16   $46-15/16    $ 49-3/4     $ 49-1/2
  Low                                                                         $ 34-5/16   $  37-1/2    $     41     $ 38-1/2

(a) The fourth quarter of 2000 included a gain on the sale of a business of $57 million ($52 million, net of taxes) and net restructuring charges of $70 million ($51 million, net of tax benefit).

1999

(Dollars in millions, except per share data)                                   First      Second       Third       Fourth(b)
                                                                              --------   ---------    --------     --------
Sales                                                                         $1,649.1   $ 1,910.6   $ 1,876.3     $1,753.5
Cost of sales                                                                  1,238.5     1,411.8     1,405.6      1,350.7
Income from continuing operations before income taxes                             83.9       158.9       133.4         75.3
Income taxes                                                                      35.0        65.6        55.4         31.4
                                                                              --------   ---------    --------     --------
Income from continuing operations                                                 48.9        93.3        78.0         43.9
Loss from discontinued operations                                                 (2.2)       (3.3)       (6.3)      (114.0)
                                                                              --------   ---------    --------     --------
  Net income (loss)                                                           $   46.7   $    90.0   $    71.7     $  (70.1)
                                                                              ========   =========   =========     ========
Per common share:
  Basic
    Income from continuing operations                                         $    .70   $    1.32   $    1.10     $    .62
    Loss from discontinued operations                                             (.03)       (.05)       (.09)       (1.61)
                                                                              --------   ---------    --------     --------
    Net income (loss)                                                         $    .67   $    1.28   $    1.02     $   (.99)
                                                                              ========   =========   =========     ========
  Diluted
    Income from continuing operations                                         $    .68   $    1.28   $    1.07     $    .60
    Loss from discontinued operations                                             (.03)       (.05)       (.09)       (1.56)
                                                                              --------   ---------    --------     --------
    Net income (loss)                                                         $    .65   $    1.23   $     .98     $   (.96)
                                                                              ========   =========   =========     ========
Average number of common shares (thousands):
  Basic                                                                         70,221      70,463      70,671       70,733
  Diluted                                                                       71,903      73,139      73,169       72,874
Range of prices on common stock:
  High                                                                        $ 35-3/4   $  49-7/16   $  49-1/4    $     46
  Low                                                                         $ 31-1/8   $   34-5/8   $  38-3/8    $ 33-3/8


(b) The fourth quarter of 1999 included net restructuring charges of $15 million ($9 million, net of tax benefits).


                                          63 American Standard '00 Annual Report

SENIOR LEADERSHIP TEAM

AMERICAN STANDARD COMPANIES INC.

FREDERIC M. POSES*           R. BRUCE FISHER            J. PAUL MCGRATH*
Chairman and Chief           Vice President,            Senior Vice President,
Executive Officer            Strategic Planning and     General Counsel and
                             Investor Relations         Secretary
G. PETER D'ALOIA*
Senior Vice President and    BONNIE KEITH               MARC OLIVIE*
Chief Financial Officer      Vice President,            President
                             Global Supply Management   Worldwide Plumbing
NICHOLAS A. ANTHONY                                     Products
Vice President, Taxes        W . CRAIG KISSEL*
                             President                  DAVID R. PANNIER*
LAURIE BREININGER            Vehicle Control Systems    President
Vice President and                                      Trane Unitary Products
General Manager              SHELLY LONDON              Group
Plumbing Products, Americas  Vice President,            Air Conditioning
                             Communications             Systems and Services
GARY A. BROGOCH*
Vice President and           ALBERTO LORETI*            SALLY ROBLING
Group Executive              Vice President and         Vice President,
Plumbing Products, Asia      Group Executive            Marketing
                             Plumbing Products, Europe
LAWRENCE B. COSTELLO*                                   JAMES H. SCHULTZ*
Senior Vice President,       R. SCOTT MASSENGILL*       President
Human Resources              Vice President and         Trane Commercial Systems
                             Treasurer                  Air Conditioning Systems
WILFRIED DELKER*                                        and Services
Vice President and
Group Executive                                         G. RONALD SIMON*
Plumbing Products,                                      Vice President and
Worldwide Fittings                                      Controller

                                                        * Corporate Officer

CORPORATE INFORMATION


CORPORATE HEADQUARTERS     PLUMBING PRODUCTS             ANNUAL MEETING
One Centennial Avenue      AMERICAS, WORLDWIDE FITTINGS  Annual Meeting at
Piscataway, NJ 08855-6820  American Standard             11:30 a.m. EDT
Tel: (732) 980-6000        One Centennial Avenue         May 3, 2001
Web site address:          Piscataway, NJ 08855-6820     American Standard
www.americanstandard.com   Tel: (732) 980-3000           College
                           Web site addresses:           One Centennial Avenue
BUSINESS OPERATIONS        www.americanstandard-us.com   Piscataway,
AIR CONDITIONING SYSTEMS   www.americanstandard.ca       NJ 08855-6820
AND SERVICES               www.idealstandard.com.mx
                                                         TRANSFER AGENT AND
TRANE COMMERCIAL SYSTEMS   ASIA                          REGISTRAR
The Trane Company          World Standard Ltd.           Citibank, N.A.
3600 Pammel Creek Road     14-16/F St. John's Building   111 Wall Street
La Crosse, WI 54601-7599   33 Garden Road                New York, NY 10005
Tel: (608) 787-2000        Central Hong Kong
Web site address:          Tel: (852) 2594-9700          STOCK EXCHANGE LISTING
www.trane.com                                            New York Stock Exchange
                           EUROPE                        Ticker Symbol: ASD
UNITARY PRODUCTS GROUP     Ideal Standard
The Trane Company          Boulevard du Souverain, 348   ADDITIONAL INFORMATION
6200 Troup Highway         Box 1                         A copy of the company's
Tyler, TX 75707            1160 Brussels, Belgium        annual report on
Tel: (903) 581-3200        Tel: (32) 2 678-0911          Form 10-K filed with
Web site addresses:        Web site address:             the Securities and
www.trane.com              www.europe.idealstandard.com  Exchange Commission is
www.amstd-comfort.com                                    available without
                           WABCO VEHICLE CONTROL         charge. A copy may be
                           SYSTEMS                       either printed from the
                           chaussee de Wavree 1789       company's Web site or
                           1160 Brussels, Belgium        requested from:
                           Web site address:
                           www.wabco-auto.com              Investor Relations
                                                           American Standard
                                                           One Centennial Avenue
                                                           Piscataway, NJ
                                                           08855-6820
                                                           Tel: (732) 980-6095

                                    American
                                    Standard
                                   Companies

    One Centennial Avenue Piscataway, NJ 08855-6820 www.americanstandard.com

American Standard, Ideal Standard, JADO, Porcher, Trane and WABCO are registered trademarks of American Standard Inc. Absolute, Armitage Shanks, Ceramica Dolomite, ClearTap, Pinnacle, Precedent, Sottini, Trane ComfortSite and Trevi
                Showers are trademarks of American Standard Inc.